1933 Act Registration No. 333-

                               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-14AE24

                                       REGISTRATION STATEMENT UNDER THE
                                            SECURITIES ACT OF 1933

[ ]      Pre-Effective                                   [ ] Post-Effective
         Amendment No.                                       Amendment No.

                            EVERGREEN MUNICIPAL TRUST
               [Exact Name of Registrant as Specified in Charter)

                                Area Code and Telephone Number: (617) 210-3200

                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                      -----------------------------------
                                   (Address of Principal Executive Offices)

                          Rosemary D. Van Antwerp, Esq.
                                    Keystone Investment Management Company
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                   -----------------------------------------
                     (Name and Address of Agent for Service)

                                       Copies of All Correspondence to:
                                            Robert N. Hickey, Esq.
                                           Sullivan   &   Worcester   LLP   1025
                                         Connecticut Avenue, N.W.
                             Washington, D.C. 20036

         Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

         The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment
Company Act of 1940 (File No. 333-36033); accordingly, no fee is payable herewith. Registrant is filing as an exhibit to this Registration Statement a copy of an earlier declaration under Rule 24f-2. Pursuant to Rule 429, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's fiscal year ending May 31, 1998 will be filed with the Commission on or about July 30, 1998.

         It is proposed that this filing will become effective on November 10, 1997 pursuant to Rule 488 of the Securities Act of 1933.

                            EVERGREEN MUNICIPAL TRUST

                              CROSS REFERENCE SHEET

                    Pursuant to Rule 481(a) under the Securities Act of 1933


Item of Part A of Form                          Location in Prospectus/Proxy
N-14                                            Statement

1.       Beginning of                           Cross Reference Sheet; Cover
         Registration                           Page
         Statement and
         Outside Front Cover
         Page of Prospectus

2.       Beginning and                          Table of Contents
         Outside Back Cover
         Page of Prospectus

3.       Fee Table, Synopsis                    Comparison of Fees and
         and Risk Factors                       Expenses; Summary; Comparison
                                                of Investment Objectives and
                                                Policies; Risks

4.       Information About                      Summary; Reasons for the
         the Transaction                        Reorganizations; Comparative
                                                Information on Shareholders'
                                                Rights; Exhibits A-1 and A-2
                                                (Agreements and Plans of
                                                Reorganization)

5.       Information about                      Cover Page; Summary; Risks;
         the Registrant                         Comparison of Investment
                                                Objectives and Policies;
                                                Comparative Information on
                                                Shareholders' Rights;
                                                Additional Information

6.       Information about                      Cover Page; Summary; Risks;
         the Company Being                      Comparison of Investment
         Acquired                               Objective and Policies;
                                                Comparative Information on
                                                Shareholders' Rights;
                                                Additional Information

Item of Part A of Form                          Location in Prospectus/Proxy
N-14                                            Statement
7.       Voting Information                     Cover Page; Summary; Voting
                                                Information Concerning the
                                                Meeting

8.       Interest of Certain                    Financial Statements and
         Persons and Experts                    Experts; Legal Matters

9.       Additional                             Inapplicable
         Information
         Required for
         Reoffering by
         Persons Deemed to
         be Underwriters

Item of Part B of Form
N-14

10.      Cover Page                             Cover Page

11.      Table of Contents                      Omitted

12.      Additional                             Statement of Additional
         Information About                      Information of the Evergreen
         the Registrant                         Municipal Trust - Evergreen
                                                Tax Free Fund November 10,
                                                1997

13.      Additional                             Statement of Additional
         Information about                      Information of Keystone Tax
         the Company Being                      Free Income Fund dated March
         Acquired                               31, 1997; Statement of
                                                Additional Information of
                                                Keystone Tax Free Fund dated
                                                April 30, 1997

14.      Financial                              Financial Statements dated May
         Statements                             31, 1997 of Keystone Tax Free
                                                Income Fund; Financial
                                                Statements of Keystone Tax
                                                Free Fund dated December 31,
                                                1996 and June 30, 1997

Item of Part A of Form                          Location in Prospectus/Proxy
N-14                                            Statement
Item of Part C of Form
N-14

15.      Indemnification
                                                Incorporated by Reference to
                                                Part A Caption - "Comparative
                                                Information on Shareholders'
                                                Rights - Liability and
                                                Indemnification of Trustees"

16.      Exhibits                               Item 16.          Exhibits

17.      Undertakings                           Item 17.          Undertakings

                          KEYSTONE TAX FREE INCOME FUND
                               KEYSTONE TAX FREE FUND
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116

November 14, 1997

Dear Shareholder,

I am writing to shareholders of the Keystone Tax Free Fund and the Keystone Tax Free Income Fund to inform you of a Special Shareholders' meeting to be held on January 6, 1998. Before that meeting, I would like your vote on the important issues affecting your fund as described in the attached Prospectus/Proxy Statement.

The Prospectus/Proxy Statement includes the proposed reorganization of the Keystone Tax Free Fund and the Keystone Tax Free Income Fund. All of the assets of both funds would be acquired by a new fund, the Evergreen Tax Free Fund. Details about the new fund's investment objective, portfolio management team, performance, etc. are contained in the attached Prospectus/Proxy Statement.

The Boards of Trustees have unanimously approved the proposal and recommend that you vote FOR this proposal.

You will receive shares of the new fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares you held prior to the reorganization. This is a non-taxable event for shareholders.

I realize that this Prospectus/Proxy Statement will take time to review, but your vote is very important. Please take the time to familiarize yourself with the proposal presented and sign and return your proxy card(s) in the enclosed postage-paid envelope today. You may receive more than one proxy card if you own shares in more than one fund. Please sign and return each card you receive.

If we do not receive your completed proxy card(s) after several weeks, you may be contacted by our proxy solicitor, Shareholder Communications Corporation. They will remind you to vote your shares or will record your vote over the phone if you choose to vote in that manner. You may also call Shareholder Communications Corporation directly at 800-733- 8481 ext.404 and vote by phone.

Thank you for taking this matter seriously and participating in this important process.

Sincerely,


William M. Ennis
Managing Director
Evergreen Funds

November 1997

                                                IMPORTANT NEWS
                           FOR EVERGREEN SHAREHOLDERS

We encourage you to read the attached Prospectus/Proxy Statement in full; however, the following questions and answers represent some typical concerns that shareholders might have regarding this document.

Q: WHY IS EVERGREEN SENDING ME THIS PROSPECTUS/PROXY
STATEMENT?

Mutual funds are required to get shareholders' votes for certain types of changes. As a shareholder, you have a right to vote on major policy decisions, such as those included here.

Q: WHAT ARE THE ISSUES CONTAINED IN THIS PROSPECTUS/PROXY
STATEMENT?

You are being asked to vote to approve a proposal to reorganize the Keystone Tax Free Income Fund and the Keystone Tax Free Fund into a new fund, called Evergreen Tax Free Fund. The new fund's investment objective is substantially the same as that of the former funds.

Q: HOW WILL THIS CHANGE AFFECT ME AS A FUND SHAREHOLDER?

The reorganization of these funds into the Evergreen Tax Free Fund, means that the Keystone Tax Free Income Fund and the Keystone Tax Free Fund would no longer exist after January 23, 1998. Shareholders would receive shares of the new fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares held prior to the reorganization. This is a non-taxable event for shareholders.

Q: WHY IS EVERGREEN PROPOSING THIS CHANGE?

This proposal represents one of the final steps we are undertaking to unify the Evergreen and Keystone fund families. Shareholders can anticipate the following benefits:

         A comprehensive fund family with a common risk/reward spectrum

         The elimination of any overlap or gaps in fund offerings

         Reduced  confusion  surrounding  privileges  associated with each fund,
specifically  regarding  exchangeability,   letter  of  intent,  and  rights  of
accumulation.

         A user-friendly product line for both shareholders and investment professionals

         A single location for fund information, whether you're looking up funds in the newspaper or locating a Morningstar report on the Internet.

Q: HOW DO THE BOARD MEMBERS OF MY FUND RECOMMEND THAT I VOTE?

The Board members of each fund recommend that you vote in favor or FOR the proposal on the enclosed proxy card.

Q: WHOM DO I CALL FOR MORE INFORMATION OR TO PLACE MY VOTE?

Please call Shareholder Communications at 800-733-8481 ext.
404 for additional information. You can vote one of three ways:

         Use the enclosed proxy card to record your vote either FOR, AGAINST or ABSTAIN, then return the card in the postpaid envelope provided.

                                            or

         Complete the enclosed proxy card and FAX to 800-733- 1885.

         Call 800-733-8481 ext. 404 and record your vote by telephone.

Q: WHY ARE MULTIPLE CARDS ENCLOSED?

If you own shares of more than one fund, you will receive a proxy card for each fund you own. Please sign, date and return each proxy card you receive.

            [SUBJECT TO COMPLETION, OCTOBER 10, 1997 PRELIMINARY COPY]

                          KEYSTONE TAX FREE INCOME FUND
                                            KEYSTONE TAX FREE FUND
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JANUARY 6, 1998


         Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of each of Keystone Tax Free Income Fund, and Keystone Tax Free Fund (each a "Fund"), will be held at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, Massachusetts 02116 on January 6, 1998 at 3:00 p.m. for the following purposes:

         1. To consider and act upon the Agreement and Plan of Reorganization (the "Plan") dated as of September 30, 1997, providing for the acquisition of all of the assets of the Fund by Evergreen Tax Free Fund, a series of Evergreen Municipal Trust, ("Evergreen Tax Free") in exchange for shares of Evergreen Tax Free and the assumption by Evergreen Tax Free of certain identified liabilities of the Fund. The Plan also provides for distribution of such shares of Evergreen Tax Free to shareholders of the Fund in liquidation and subsequent termination of the Fund. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of the Fund.

         2. To transact any other business which may properly come before the Meeting or any adjournment or adjournments thereof.

         The Trustees of Keystone Tax Free Income Fund and the Trustees of Keystone Tax Free Fund have fixed the close of business on November 10, 1997 as the record date for the determination of shareholders of each respective Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.

         IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                                      By Order of the Boards of Trustees

                                                              George O. Martinez

                                                              Secretary
November 14, 1997

                                    INSTRUCTIONS FOR EXECUTING PROXY CARDS

         The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

         1. INDIVIDUAL ACCOUNTS: Sign you name exactly as it appears in the Registration on the proxy card(s).

         2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card(s).

         3. ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of Registration. For example:

REGISTRATION                                 VALID SIGNATURE

CORPORATE
ACCOUNTS
(1)  ABC Corp.                               ABC Corp.
(2)  ABC Corp.                               John Doe, Treasurer
(3)  ABC Corp.
c/o John Doe, Treasurer                      John Doe, Treasurer
(4)  ABC Corp. Profit Sharing Plan           John Doe, Trustee
TRUST ACCOUNTS
(1)  ABC Trust                               Jane B. Doe, Trustee
(2)  Jane B. Doe, Trustee                    Jane B. Doe
u/t/d 12/28/78
CUSTODIAL OR ESTATE ACCOUNTS
(1)  John B. Smith, Cust.                    John B. Smith
f/b/o John B. Smith, Jr. UGMA
(2)  John B. Smith, Jr.                      John B. Smith, Jr.,
                                             Executor

                              PROSPECTUS/PROXY STATEMENT DATED NOVEMBER 14, 1997

                                           Acquisition of Assets of

                          KEYSTONE TAX FREE INCOME FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                       and
                                            KEYSTONE TAX FREE FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                                       By and in Exchange for Shares of

                             EVERGREEN TAX FREE FUND
                                   a series of
                            Evergreen Municipal Trust
                               200 Berkeley Street
                           Boston, Massachusetts 02116

         This Prospectus/Proxy Statement is being furnished to shareholders of Keystone Tax Free Income Fund ("Keystone Tax Free Income") and Keystone Tax Free Fund ("Keystone Tax Free") in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of each of Keystone Tax Free Income and Keystone Tax Free for consideration at a Special Meeting of Shareholders to be held on January 6, 1998 at 3:00 p.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, and any adjournments thereof (the "Meeting"). Each Plan provides for all of the assets of Keystone Tax Free Income and Keystone Tax Free, respectively, to be acquired by Evergreen Tax Free Fund ("Evergreen Tax Free") in exchange for shares of Evergreen Tax Free and the assumption by Evergreen Tax Free of certain identified liabilities of Keystone Tax Free Income and Keystone Tax Free, respectively (hereinafter referred to individually as the "Reorganization" or collectively as the "Reorganizations"). Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free are sometimes hereinafter referred to individually as the "Fund" and collectively as the "Funds." Following the Reorganizations, shares of Evergreen Tax Free will be distributed to shareholders of Keystone Tax Free Income and Keystone Tax Free in liquidation of Keystone Tax Free Income and Keystone Tax Free and such Funds will be terminated. Holders of shares of Keystone Tax Free Income will receive shares of the class of Evergreen Tax Free (the "Corresponding Shares") having the same letter designation and the same distribution-related fees, shareholder servicing-related fees and contingent deferred sales charges ("CDSCs"), if any, as the shares of the class of Keystone Tax Free Income held by them prior to the

Reorganization. Holders of shares of Keystone Tax Free will receive shares of Evergreen Tax Free having the same distribution-related fees, shareholder servicing-related fees and CDSCs as the shares of Keystone Tax Free held by them prior to the Reorganization. As a result of the proposed Reorganizations, shareholders of Keystone Tax Free Income will receive that number of full and fractional Corresponding Shares of Evergreen Tax Free, and shareholders of Keystone Tax Free will receive that number of full and fractional shares of Evergreen Tax Free having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Keystone Tax Free Income or Keystone Tax Free. Each Reorganization is being structured as a tax-free reorganization for federal income tax purposes.

         Evergreen Tax Free is a separate series of Evergreen Municipal Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective of Evergreen Tax Free is to provide shareholders with the highest possible current income exempt from federal income taxes, while preserving capital. Such investment objective is substantially similar to those of Keystone Tax Free Income and Keystone Tax Free.

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Evergreen Tax Free that shareholders of Keystone Tax Free Income and Keystone Tax Free should know before voting on the Reorganizations. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated November 14, 1997, relating to this Prospectus/Proxy Statement and the Reorganizations incorporating by reference the financial statements of Keystone Tax Free Income dated May 31, 1997 and Keystone Tax Free dated December 31, 1996 and June 30, 1997, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. Evergreen Tax Free is a newly created series of Evergreen Municipal Trust and has had no operations to date. Consequently, there are no current financial statements of Evergreen Tax Free. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Tax Free at 200 Berkeley Street, Boston, Massachusetts 02116 or by calling toll-free 1-800-343-2898.

         The Prospectus of Evergreen Tax Free dated November 10, 1997 is incorporated herein by reference in its entirety. The Prospectus, which pertains to Class A, Class B and Class C shares, describes the separate distribution and shareholder servicing arrangements applicable to the classes. Shareholders of Keystone Tax Free Income and Keystone Tax Free will receive, with this Prospectus/Proxy Statement, copies of the Prospectus pertaining to the class of shares of Evergreen Tax Free that they will receive as a result of the consummation of each Reorganization. Additional information about Evergreen Tax Free is contained in its Statement of Additional Information of the same date which has been filed with the SEC and which is available upon request and without charge by writing to or calling Evergreen Tax Free at the address or telephone number listed in the preceding paragraph.

         The Prospectus of Keystone Tax Free Income dated March 31, 1997, as supplemented, and the Prospectus of Keystone Tax Free dated April 30, 1997, as supplemented, are incorporated herein in their entirety by reference. Copies of the Prospectuses and related Statements of Additional Information dated the same respective dates are available upon request without charge by writing or calling the Fund of which you are a shareholder at the address listed in the second preceding paragraph.

         Included as Exhibits A-1 and A-2 to this Prospectus/Proxy Statement are copies of each Plan.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The shares offered by this Prospectus/Proxy Statement are not deposits or obligations of any bank and are not insured or otherwise protected by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency and involve investment risk, including possible loss of capital.

                                TABLE OF CONTENTS



                                                                        Page

COMPARISON OF FEES AND EXPENSES........................................     5
SUMMARY................................................................     11
         Proposed Plans of Reorganization..............................     11
         Tax Consequences..............................................     12
         Investment Objectives and Policies
           of the Funds................................................     13
         Comparative Performance Information
           For Each Fund...............................................     13
         Management of the Funds.......................................     14
         Investment Adviser ...........................................     14
         Portfolio Management..........................................     15
         Distribution of Shares........................................     15
         Purchase and Redemption Procedures............................     19
         Exchange Privileges...........................................     19
         Dividend Policy...............................................     20
         Risks.........................................................     20
REASONS FOR THE REORGANIZATIONS........................................     22
         Agreements and Plans of Reorganization........................     25
         Federal Income Tax Consequences...............................     27
         Pro-forma Capitalization......................................     29
         Shareholder Information.......................................     30
COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.......................     32
COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS........................     35
         Forms of Organization.........................................     35
         Capitalization................................................     36
         Shareholder Liability.........................................     36
         Shareholder Meetings and Voting Rights........................     37
         Liquidation or Dissolution....................................     38
         Liability and Indemnification of Trustees.....................     38
ADDITIONAL INFORMATION.................................................     40
VOTING INFORMATION CONCERNING THE MEETINGS.............................     41
FINANCIAL STATEMENTS AND EXPERTS.......................................     44
LEGAL MATTERS..........................................................     44
OTHER BUSINESS.........................................................     44

                         COMPARISON OF FEES AND EXPENSES

         It is anticipated that on or about January 9, 1998 Keystone Tax Free will become a multiple class fund. As of that date the Fund will offer Class A, Class B and Class C shares, each of which Class of shares will be similar in all respects to the Class A, Class B and Class C shares of Evergreen Tax Free. It is further anticipated that at that time current outstanding shares of Keystone Tax Free will become Class B shares of the Fund. On or about January 16, 1998, it is anticipated that any Class B shares of Keystone Tax Free purchased prior to January 1, 1994 will be converted to Class A shares of the Fund. Should these events occur, shareholders of Keystone Tax Free will receive on the date of the Reorganization the same Class of shares of Evergreen Tax Free held by them in the Fund after January 16, 1998.

         The amounts for shares of Keystone Tax Free Income and Keystone Tax Free set forth in the following tables and in the examples are based on the expenses for each Fund for the fiscal years ended May 31, 1997 and December 31, 1996, respectively. The pro forma amounts for Class A, Class B and Class C shares of Evergreen Tax Free are based on the estimated expenses of Evergreen Tax Free for the fiscal year ending May 31, 1998.

         The following tables show for Keystone Tax Free Income, Keystone Tax Free and Evergreen Tax Free pro forma the shareholder transaction expenses and annual fund operating expenses associated with an investment in the shares of each Fund. The pro forma numbers reflect the events described in the first paragraph of this section.

                     Comparison of Shares of Evergreen Tax Free
                     With Shares of Keystone Tax Free Income
                              and Keystone Tax Free




                                          Keystone Tax Free Income
                                          -------------------------
Shareholder
Transaction                Class A       Class B               Class C
Expenses                   -------       -------               -------

Maximum Sales Load         4.75%         None                  None
Imposed on
Purchases (as a
percentage of
offering price)

Maximum Sales Load
Imposed on                 None          None                  None
Reinvested
Dividends (as a
percentage of
offering price)

Contingent Deferred        None          5.00% in              1.00% in the
Sales Charge (as a                       the first             first year
percentage of                            year,                 and 0.00%
original purchase                        declining             thereafter
price or redemption                      to 1.00%
proceeds, whichever                      in the
is lower)                                sixth year
                                         and 0.00%
                                         thereafter

Exchange Fee               None          None                  None

Annual Fund
Operating Expenses
(as a percentage of
average daily net
assets)

Management Fee             0.61%         0.61%                 0.61%

12b-1 Fees (1)             0.24%         1.00%                 1.00%

Other Expenses             0.34%         0.34%                 0.34%
                           -----         -----                 -----

Annual Fund                1.19%         1.95%                 1.95%
Operating Expenses         -----         -----                 -----
(3)                        -----         -----                 -----




                              Keystone Tax Free
                              -----------------

Shareholder
Transaction Expenses

Contingent Deferred                          4.00% in the
Sales Charge (as a                           first year,
percentage of original                       declining to
purchase price or                            1.00% in the
redemption proceeds,                         fourth year and
whichever is lower)                          0.00% thereafter

Exchange Fee
                                             None

Annual Fund Operating
Expenses (as a
percentage of average
daily net assets)

Management Fee                               0.42%

12b-1 Fees (1)                               0.30%

Other Expenses                               0.15%
                                             -----

Annual Fund Operating                        0.87%
Expenses(3)                                  -----
                                             -----



                                       Evergreen Tax Free Pro Forma
                                       ----------------------------

Shareholder                 Class A           Class B          Class C
Transaction                 -------           -------          -------
Expenses

Maximum Sales Load          4.75%             None             None
Imposed on
Purchases (as a
percentage of
offering price)

Maximum Sales Load          None              None             None
Imposed on
Reinvested
Dividends (as a
percentage of
offering price)

Contingent Deferred         None              5.00% in the     1.00% in
Sales Charge (as a                            first year,      the first
percentage of                                 declining to     year and
original purchase                             1.00% in the     0.00%
price or redemption                           sixth year       thereafter]
proceeds, whichever                           and 0.00%
is lower)                                     thereafter
                                              (2)

Exchange Fee                None              None             None

Annual Fund
Operating Expenses
(as a percentage of
average daily net
assets)

Management Fee              0.42%             0.42%            0.42%

12b-1 Fees (1)              0.25%             1.00%            1.00%

Other Expenses              0.16%             0.16%            0.16%
                            ------            ------           ------

Annual Fund
Operating                   0.83%             1.58%            1.58%
Expenses(3)                 ------            ------           ------
                            ------            ------           ------
---------------

(1) Class A Shares of Evergreen Tax Free and Keystone Tax Free Income can pay up to 0.75% of average daily net assets as a 12b-1 fee. For the foreseeable future, the Class A 12b-1 fees will be limited to 0.25% of average daily net assets. For shares of Keystone Tax Free and for Class B and Class C shares of Evergreen Tax Free and Keystone Tax Free Income, a portion of the 12b-1 fees equivalent to 0.25% of average daily net assets will be shareholder servicing-related. Distribution-related 12b- 1 fees will be limited to 0.75% of average daily net assets as permitted under the rules of the National Association of Securities Dealers, Inc.

(2) The contingent deferred sales charge, if any, applicable to shares of Keystone Tax Free Income and Keystone Tax Free prior to the date of the Reorganizations will carry over to the shares of Evergreen Tax Free received in the Reorganizations.

(3) Expense ratios include indirectly paid expenses.

         Examples. The following tables show for Keystone Tax Free Income and Keystone Tax Free and for Evergreen Tax Free pro forma, assuming consummation of the Reorganizations, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in each class of shares for the periods specified, assuming
(i) a 5% annual return, and (ii) redemption at the end of such period, and additionally for Class B and Class C shares of Evergreen Tax Free and Keystone Tax Free Income and shares of Keystone Tax Free, no redemption at the end of each period.

                               Keystone Tax Free Income
                               ------------------------

                            One           Three          Five            Ten
                            Year          Years          Years           Years
                            ----          -----          -----           -----

Class A                     $59           $83            $110            $185

Class B                     $70           $91            $125            $198
(Assuming
redemption
at end of
period)

Class B                     $20           $61            $105            $198
(Assuming no
redemption
at end of
period)

Class C                     $30           $61            $105            $227
(Assuming
redemption
at end of
period)

Class C                     $20           $61            $105            $227
(Assuming no
redemption
at end of
period)




                                   Keystone Tax Free
                                   -----------------

                              One          Three          Five           Ten
                              Year         Years          Years          Years
                              ----         -----          -----          -----

(Assuming                     $49          $48            $48            $107
redemption at
end of period)

(Assuming no                  $9           $28            $48            $107
redemption at
end of period)

                              Evergreen Tax Free - Pro Forma
                              ------------------------------

                          One             Three          Five           Ten
                          Year            Years          Years          Years
                          -----           -----          -----          -----

Class A                   $56             $73            $91            $145

Class B                   $66             $80            $106           $158
(Assuming
redemption at
end of period)

Class B                   $16             $50            $86            $158
(Assuming no
redemption at
end of period)

Class C                   $26             $50            $86            $188
(Assuming
redemption at
end of period)

Class C                   $16             $50            $86            $188
(Assuming no
redemption at
end of period)


         The purpose of the foregoing examples is to assist Keystone Tax Free Income and Keystone Tax Free shareholders in understanding the various costs and expenses that an investor in Evergreen Tax Free as a result of the Reorganizations would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in each Fund. These examples should not be considered a representation of past or future expenses or annual return. Actual expenses may be greater or less than those shown.

                                     SUMMARY

         This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, and, to the extent not inconsistent with such additional information, the Prospectus of Evergreen Tax Free dated November 10, 1997 and the Prospectuses of Keystone Tax Free Income and Keystone Tax Free dated March 31, 1997, as supplemented, and April 30, 1997, as supplemented, respectively, (which are incorporated herein by reference), and the Plans, forms of which are attached to this Prospectus/Proxy Statement as Exhibits A-1 and A-2.

Proposed Plans of Reorganization

         The Plans provide for the transfer of all of the assets of Keystone Tax Free Income and Keystone Tax Free, as applicable, in exchange for shares of Evergreen Tax Free and the assumption by Evergreen Tax Free of certain identified liabilities of each Fund. The Plans also call for the distribution of shares of Evergreen Tax Free to Keystone Tax Free Income and Keystone Tax Free shareholders in liquidation of those Funds as part of the Reorganizations. As a result of the Reorganizations, the shareholders of Keystone Tax Free Income will become owners of that number of full and fractional Corresponding Shares of Evergreen Tax Free and the shareholders of Keystone Tax Free will become the owners of that number of full and fractional shares of Evergreen Tax Free having an aggregate net asset value equal to the aggregate net asset value of the shareholder's respective class of shares of Keystone Tax Free Income and Keystone Tax Free, as of the close of business immediately prior to the date that such Fund's assets are exchanged for shares of Evergreen Tax Free. See "Reasons for the Reorganizations Agreements and Plans of Reorganization."

         The Trustees of Keystone Tax Free Income and the Trustees of Keystone Tax Free, including the Trustees who are not "interested persons," (the "Trustees") as such term is defined in the 1940 Act (the "Independent Trustees"), have concluded that the Reorganizations would be in the best interests of shareholders of Keystone Tax Free Income and Keystone Tax Free, respectively, and that the interests of the shareholders of Keystone Tax Free Income and Keystone Tax Free, respectively, will not be diluted as a result of the transactions contemplated by the Reorganizations. Accordingly, the Trustees have submitted the Plans for the approval of Keystone Tax Free Income's and Keystone Tax Free's shareholders.

                THE BOARD OF TRUSTEES OF KEYSTONE TAX FREE INCOME RECOMMENDS
              APPROVAL BY SHAREHOLDERS OF KEYSTONE TAX FREE INCOME
                    OF THE PLAN EFFECTING THE REORGANIZATION.

              THE BOARD OF TRUSTEES OF KEYSTONE TAX FREE RECOMMENDS
                  APPROVAL BY SHAREHOLDERS OF KEYSTONE TAX FREE
                    OF THE PLAN EFFECTING THE REORGANIZATION.

         The Trustees of Evergreen Municipal Trust have also approved the Plans, and accordingly, Evergreen Tax Free's participation in the Reorganizations.

         Approval of a Reorganization on the part of Keystone Tax Free Income and Keystone Tax Free will require the affirmative vote of a majority of each Fund's shares present and entitled to vote, with all classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. A majority of the outstanding shares of each Fund entitled to vote, represented in person or by proxy, is required to constitute a quorum at the Meetings. See "Voting Information Concerning the Meetings."

         The Reorganizations are scheduled to take place on or about January 23, 1998.

         If the shareholders of Keystone Tax Free Income or Keystone Tax Free do not vote to approve the Reorganizations, the Trustees will consider other possible courses of action in the best interests of shareholders.

Tax Consequences

         Prior to or at the completion of a Reorganization, Keystone Tax Free Income and Keystone Tax Free will each have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by the Fund or its shareholders for federal income tax purposes as a result of the receipt of shares of Evergreen Tax Free in the Reorganization. The holding period and aggregate tax basis of shares of Evergreen Tax Free that are received by each Fund's shareholders will be the same as the holding period and aggregate tax basis of shares of the Fund previously held by such shareholders, provided that shares of the Fund are held as capital assets. In addition, the holding period and tax basis of the assets of each Fund in the hands of Evergreen Tax Free as a result of the Reorganization will be the same as in the hands of each Fund immediately prior to the Reorganization, and no gain or loss will be recognized by Evergreen Tax Free upon the receipt of the assets of each Fund in exchange for shares of Evergreen Tax Free and the assumption by Evergreen Tax Free of certain identified liabilities.

Investment Objectives and Policies of the Funds

         The investment objective and policies of each of Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free are substantially identical. Each Fund seeks to provide shareholders with the highest possible current income, exempt from federal income taxes, while preserving capital. Under normal circumstances, each Fund invests substantially all and at least 80% of its assets in federally tax-exempt obligations. These obligations include municipal bonds and notes and tax-exempt commercial paper obligations that are issued by or on behalf of states, territories and possessions of the United States ("U.S."), the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest from which is, in the opinion of counsel to the issuers exempt from federal income taxes, including the alternative minimum income tax. At least 80% of the municipal bonds in which the Fund invests will be rated within the four highest categories by a nationally recognized statistical rating organization ("NRSRO"). Each Fund may invest 20% of their assets in lower rated bonds but will not invest in bonds rated below B.

         Each Fund may invest in taxable corporate and bank obligations, obligations issued or guaranteed by the U.S. government or by any of its agencies or instrumentalities, commercial paper and repurchase agreements. Each Fund may also purchase certain derivative securities including futures and options. See "Comparison of Investment Objectives and Policies" below.

Comparative Performance Information For Each Fund

         Discussions of the manner of calculation of total return are contained in the respective Prospectuses and Statements of Additional Information of the Funds. Evergreen Tax Free, as of the date of this Prospectus/Proxy Statement, had not commenced operations. The total return of Keystone Tax Free Income and Keystone Tax Free for the one, five and ten year periods ended August 31, 1997 and for the periods from inception through August 31, 1997 are set forth in the table below. The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.

                           Average Annual Total Return


                                     5 Years
                 1 Year      Ended       10 Years     From
                 Ended       August      Ended        Inception
                 August      31,         August       To August     Inception
                 31, 1997    1997        31, 1997     31, 1997      Date
                 --------    -------     --------     ---------     -----

Keystone Tax
Free Income

Class A          3.49%       4.46%       6.27%        6.34%         4/14/87
shares

Class B          2.90%       N/A         N/A          4.15%         2/1/93
shares

Class C          6.90%       N/A         N/A          4.50%         2/1/93
shares

Keystone Tax     5.21%       5.57%       7.07%        7.05%         1/19/78
Free
--------------

Management of the Funds

         The overall management of Evergreen Tax Free, of Keystone Tax Free Income and of Keystone Tax Free is the responsibility of, and is supervised by, the Board of Trustees of Evergreen Municipal Trust, Keystone Tax Free Income and Keystone Tax
Free, respectively.

Investment Adviser

         The investment adviser to Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free is Keystone Investment Management Company ("Keystone"). Keystone has provided investment advisory and management services to investment companies and private accounts since 1932. Keystone is an indirect wholly-owned subsidiary of First Union National Bank ("FUNB"). Keystone is located at 200 Berkeley Street, Boston, Massachusetts 02116-5034.

         FUNB is a subsidiary of First Union Corporation ("First Union"), the sixth largest bank holding company in the U.S.
based on total assets as of June 30, 1997.

         Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free each pay Keystone a fee for its services at the annual rate below:


                                                     Aggregate Net Asset
                                                     Value of the Shares
Management Fee             Incomeof the Fund

                           2.00% of Gross Dividend
                           and Interest Income
                           Plus

0.50% of the first
                                               $100,000,000, plus
0.45% of the next                              $100,000,000, plus
0.40% of the next                              $100,000,000, plus
0.35% of the next                              $100,000,000, plus
0.30% of the next                              $100,000,000, plus
0.25% of amounts
over                                           $500,000,000.

         Keystone may, at its discretion, also reduce or waive its fee or reimburse a Fund for certain of its other expenses in order to reduce its expense ratios. Keystone may reduce or cease these voluntary waivers and reimbursements at any time.

Portfolio Management

     The portfolio manager of both Evergreen Tax Free and Keystone Tax Free is Betsy A. Hutchings, a Keystone Senior Vice President since 1995 and Senior Portfolio Manager since 1993. Ms. Hutchings joined Keystone in 1988 and has managed Keystone Tax Free since 1990.

Distribution of Shares

         Evergreen Keystone Distributor, Inc. ("EKD"), an affiliate of BISYS Fund Services, acts as underwriter of Evergreen Tax Free's, Keystone Tax Free Income's and Keystone Tax Free's shares. EKD distributes each Fund's shares directly or through broker-dealers, banks (including FUNB), or other financial intermediaries. Evergreen Tax Free offers three classes of shares: Class A, Class B and Class C. Keystone Tax Free currently offers only one class of shares and Keystone Tax Free Income offers Class A, Class B and Class C shares. However, it is anticipated that on or about January 9, 1998, Keystone Tax Free will offer three classes of shares, Class A, Class B and Class C. Each class has separate distribution arrangements. (See "Distribution-Related and Shareholder Servicing-Related Expenses" below.) No class bears the distribution expenses relating to the shares of any other class.

         In the proposed Reorganizations, shareholders of Keystone Tax Free Income will receive the corresponding class of shares of Evergreen Tax Free which they currently hold. The Class A, Class B and Class C shares of Evergreen Tax Free have substantially identical arrangements with respect to the imposition of initial sales charges, CDSCs and distribution and service fees as the comparable classes of Keystone Tax Free Income. Holders of shares of Keystone Tax Free will receive Class A and/or Class B shares of Evergreen Tax Free. As of January 9, 1998, it is anticipated that each Class of shares of Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free will have identical arrangements with respect to CDSCs and distribution and service fees. Because the Reorganizations will be effected at net asset value without the imposition of a sales charge, Evergreen Tax Free shares acquired by shareholders of Keystone Tax Free Income and Keystone Tax Free pursuant to the proposed Reorganizations would not be subject to any initial sales charge or CDSC as a result of the Reorganizations. However, shares acquired as a result of the Reorganizations would continue to be subject to a CDSC upon subsequent redemption to the same extent as if shareholders had continued to hold their shares of Keystone Tax Free Income and Keystone Tax Free. The CDSC applicable to a class of shares received in the Reorganizations will be the CDSC schedule in effect at the time shares of Keystone Tax Free Income or Keystone Tax Free were originally purchased.

         The following is a summary description of charges and fees for each of the different classes of shares. More detailed descriptions of the distribution arrangements applicable to the classes of shares are contained in the respective Evergreen Tax Free Prospectus, the Keystone Tax Free Income Prospectus, the Keystone Tax Free Prospectus and in each Fund's respective Statement of Additional Information.

         Currently, Keystone Tax Free offers only one class of shares. Shares are sold without any front-end sales charges, but are subject to a CDSC which ranges from 4% to 1% if shares are redeemed during the first four calendar years after purchase. In addition, shares are subject to distribution- related and shareholder servicing-related fees as described below. It is anticipated that Keystone Tax Free will become a multiple class fund on or about January 9, 1998. Should this occur, the Fund will offer three classes of shares identical to the Class A, Class B and Class C shares of Evergreen Tax Free and hereafter described, including identical distribution-related and shareholder servicing-related expenses.

         Class A  Shares.  Class A shares  are sold at net asset  value  plus an
initial   sales   charge   and,   as   indicated    below,    are   subject   to
distribution-related fees.

         Class B Shares. Class B shares are sold without an initial sales charge but are subject to a CDSC, which ranges from 5% to 1%, if shares are redeemed during the first six years after the month of purchase. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class B shares issued in the Reorganizations will automatically convert to Class A shares in accordance with the conversion schedule of Evergreen Tax Free in effect at the time of the Reorganizations. For purposes of determining when Class B shares issued in the Reorganizations to shareholders of Keystone Tax Free Income and Keystone Tax Free will convert to Class A shares, such shares will be deemed to have been purchased as of the date the shares of Keystone Tax Free Income and Keystone Tax Free were originally purchased.

         Class B shares are subject to higher distribution-related fees than the corresponding Class A shares on which a front-end sales charge is imposed (until they convert to Class A shares). The higher fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

         Class C Shares. Class C shares are sold without an initial sales charge but, as indicated below, are subject to distribution and shareholder servicing-related fees. Class C shares are subject to a 1% CDSC if such shares are redeemed during the month of purchase and the 12-month period following the month of purchase. No CDSC is imposed on amounts redeemed thereafter. Class C shares incur higher distribution and shareholder servicing-related fees than Class A shares but, unlike Class B shares, do not convert to any other class of shares.

         The amount of the CDSC applicable to redemptions of shares of Keystone Tax Free, Evergreen Tax Free and Keystone Tax Free Income is charged as a percentage of the lesser of the then current net asset value or original cost. The CDSC is deducted from the amount of the redemption and is paid to the Fund's distributor or its predecessor, as the case may be. Shares of each Fund acquired through dividend or distribution reinvestment are not subject to a CDSC. For purposes of determining the schedule of CDSCs, and the time of conversion to Class A shares, applicable to shares of Evergreen Tax Free received by Keystone Tax Free Income's or Keystone Tax Free's shareholders in the Reorganizations, Evergreen Tax Free will treat such shares as having been sold on the date the shares of Keystone Tax Free Income or Keystone Tax Free were originally purchased by such Fund's shareholder. Additional information regarding the Classes of shares of each Fund is included in their respective Prospectus and Statement of Additional Information.

         Distribution-Related and Shareholder Servicing-Related Expenses. Evergreen Tax Free and Keystone Tax Free Income have each adopted a Rule 12b-1 plan with respect to its Class A shares under which the class may pay for distribution- related expenses at an annual rate which may not exceed 0.75% of average daily net assets attributable to the Class.

Payments with respect to Class A shares of Evergreen Tax Free and Keystone Tax Free Income are currently limited to 0.25% of average daily net assets attributable to the Class, which amount may be increased to the full plan rate for such Fund by the Trustees without shareholder approval.

         Each of Evergreen Tax Free and Keystone Tax Free Income has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares under which each Class may pay for distribution-related and shareholder servicing-related expenses at an annual rate which may not exceed 1.00% of average daily net assets attributable to the Class.

         The Class B and Class C Rule 12b-1 plans provide, that of the total 1.00% 12b-1 fees, up to 0.25% may be for payment in respect of "shareholder services." Consistent with the requirements of Rule 12b-1 and the applicable rules of the National Association of Securities Dealers, Inc. ("NASD"), following the Reorganizations Evergreen Tax Free may make distribution-related and shareholder servicing-related payments with respect to Keystone Tax Free Income and Keystone Tax Free shares sold prior to the Reorganizations, including payments to Keystone Tax Free Income's and Keystone Tax Free's former underwriter.

         Keystone Tax Free has adopted a Rule 12b-1 plan with respect to its shares pursuant to which the Fund may pay for distribution-related and shareholder servicing-related expenses at an annual rate that may not exceed 1.25% of average daily net assets. The NASD limits the amount that the Fund may pay annually in distribution costs for the sale of its shares and shareholder service fees. The NASD currently limits such annual expenditures to 1.00% of the aggregate average daily net asset value of the Fund's shares, of which 0.75% may be used to pay distribution costs and 0.25% may be used to pay shareholder service fees.

         Additional information regarding the Rule 12b-1 plans adopted by each Fund is included in its respective Prospectus and Statement of Additional Information.

Purchase and Redemption Procedures

         Information concerning applicable sales charges, distribution-related fees and shareholder servicing-related fees are described above. Investments in the Funds are not insured. The minimum initial purchase requirement for each Fund is $1,000. There is no minimum for subsequent purchases of shares of any Fund. Each Fund provides for telephone, mail or wire redemption of shares at net asset value, less any CDSC, as next determined after receipt of a redemption request on each day the New York Stock Exchange ("NYSE") is open for trading. Additional information concerning purchases and redemptions of shares, including how each Fund's net asset value is determined, is contained in the respective Prospectus for each Fund. Each Fund may involuntarily redeem shareholders' accounts that have less than $1,000 of invested funds. All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order.

Exchange Privileges

         Shares of Keystone Tax Free Income may be exchanged for shares of a similar class of any other fund in the Evergreen Keystone fund family other than shares of any fund in the Keystone Classic fund family. Exchanges of shares of Keystone Tax Free are limited to the shares of funds in the Keystone Classic fund family and Class K shares of Evergreen Money Market Fund. Shares of Evergreen Tax Free may be exchanged for shares of a similar class of any fund in the Evergreen Keystone fund family other than any shares of any fund in the Keystone Classic fund family. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another fund must amount to at least $1,000. The current exchange privileges, and the requirements and limitations attendant thereto, are described in each Fund's respective Prospectus and Statement of Additional Information.

Dividend Policy

         Each Fund declares dividends daily and distributes such income monthly. Distributions of any net realized gains of each Fund will be made at least annually. Shareholders begin to earn dividends on the first business day after shares are purchased unless shares were not paid for, in which case dividends are not earned until the next business day after payment is received. Dividends and distributions are reinvested in additional shares of the same class of the respective Fund, or paid in cash, as a shareholder has elected. See the respective Prospectus of each Fund for further information concerning dividends and distributions.

         After the Reorganizations, shareholders of Keystone Tax Free Income and Keystone Tax Free who have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Evergreen Tax Free reinvested in shares of Evergreen Tax Free. Shareholders of Keystone Tax Free Income and Keystone Tax Free who have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from Evergreen Tax Free in cash after the Reorganizations, although they may, after the Reorganizations, elect to have such dividends and/or distributions reinvested in additional shares of Evergreen Tax Free.

         Each of Keystone Tax Free Income and Keystone Tax Free has qualified and intends to continue to qualify, and Evergreen Tax Free intends to qualify, to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). While so qualified, so long as each Fund distributes all of its investment company taxable income and any net realized gains to shareholders, it is expected that a Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

Risks

         Since the investment objectives and policies of each Fund are substantially identical, the risks involved in investing in each Fund's shares are comparable. Each Fund's ability to achieve its objective depends partially on the prompt payment by issuers of the interest on and principal of the municipal bonds held by the Fund. A moratorium, default, or other nonpayment of interest or principal when due on any municipal bond, in addition to affecting the market value and liquidity of that particular security, could affect the market value and liquidity of other municipal bonds held by a Fund. In addition, the market for municipal bonds is often thin and can be temporarily affected by large purchases and sales, including those by a Fund.

         From time to time, proposals have been introduced before the U.S. Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal bonds, and similar proposals may be introduced in the future. The enactment of such a proposal could materially affect the availability of municipal bonds for investment by a Fund and the value of the Fund's portfolio. In the event of such legislation, each Fund would re-evaluate its investment objective and policies and consider changes in the structure of the Fund or dissolution.

         Each Fund stresses earning income by investing in fixed income securities, which are generally considered to be interest rate sensitive. This means that their market values (and the Fund's share prices) will tend to vary inversely with changes in interest rates (i.e., decreasing when interest rates rise and increasing when interest rates fall). For example, if interest rates increase after a security is purchased, the security, if sold prior to maturity, may return less than its cost. Shorter term bonds are less sensitive to interest rate changes, but longer term bonds generally offer higher yields.

         In addition, to the extent that investments are made in debt securities (other than U.S. government securities), derivatives or structured securities, such investments, despite favorable credit ratings, are subject to some risk of default.

         Each Fund may invest up to 20% of its assets in below- investment grade bonds. For a discussion of the risks involved in such investments, see "Comparison of Investment Objectives and Policies."

         Each Fund may invest in derivatives. The market values of derivatives or structured securities may vary depending upon the manner in which the investments have been structured and may fluctuate much more rapidly and to a much greater extent. As a result, the values of such investments may change at a rate in excess of the rates at which traditional fixed income securities change and, depending on the structure of a derivative, would change in a manner opposite to the change in the market value of a traditional fixed income security. See each Fund's Prospectus and Statement of Additional Information for further discussion of the risks inherent in the use of derivatives.

                         REASONS FOR THE REORGANIZATIONS

         At a regular meeting held on September 17, 1997, the Board of Trustees of Keystone Tax Free Income considered and approved the Reorganization as in the best interests of shareholders and determined that the interests of existing shareholders of Keystone Tax Free Income will not be diluted as a result of the transactions contemplated by the Reorganization.

         At a regular meeting held on September 17, 1997, the Board of Trustees of Keystone Tax Free considered and approved the Reorganization as in the best interests of shareholders and determined that the interests of existing shareholders of Keystone Tax Free will not be diluted as a result of the transactions contemplated by the Reorganization.

         In approving each Plan, the Trustees reviewed various factors about the respective Funds and the proposed Reorganizations. The Reorganizations are part of an overall plan to convert the Evergreen Keystone funds into series of

Delaware business trusts and, to the extent practicable, simplify and make consistent various investment restrictions and policies. Holders of shares of beneficial interest in a Massachusetts business trust may, under certain circumstances, be held personally liable as partners for their obligations of the trust. Although provisions of the Declaration of Trust and other legal documents pertaining to each Fund's affairs seek to minimize the potential for such liability, some degree of exposure, however unlikely, continues to exist with respect to the Funds as long as they are governed by Massachusetts law. Substantially all written agreements, obligations, instruments, or undertakings made by Keystone Tax Free Income or Keystone Tax Free must contain a provision limiting the obligations created by that transaction to the Fund to which the transaction relates, as well as related provisions to the effect that the shareholders of the Fund and Trustees of the Trust under which the Fund operates are not personally liable thereunder. Although the Declarations of Trust of Keystone Tax Free Income and Keystone Tax Free provide for indemnification out of the Funds' property of any shareholder held personally liable for the obligations of a Fund solely by reason of his or her being or having been a shareholder, a shareholder could conceivably incur financial loss exceeding any amounts indemnified on account of shareholder liability if the circumstances were such that the Fund had insufficient assets or would otherwise be unable to meet its obligations.

         As a Delaware business trust, the Evergreen Municipal Trust's operations will be governed by applicable Delaware law rather than by applicable Massachusetts law. The Delaware Business Trust Act (the "Delaware Act") provides that a shareholder of a Delaware business trust shall be entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. Shareholders of Delaware corporations do not have personal liability for obligations of the corporation.

         Delaware has obtained a favorable national reputation for its business laws and business environment. The Delaware courts, which may be called upon to interpret the Delaware Act, are among the nation's most highly respected and have an expertise in corporate matters which in part grew out of the fact that Delaware corporate legal issues are concentrated in the Court of Chancery where there are no juries and where judges issue written opinions explaining their decisions. Thus, there is a well established body of precedent which may be relevant in deciding issues pertaining to a Delaware business trust.

         There are other advantages that may be afforded by a Delaware business trust. Under Delaware law, the Evergreen

Municipal Trust will have the flexibility to respond to future business contingencies. For example, the Trustees will have the power to change the Evergreen Municipal Trust to a corporation, to merge or consolidate it with another entity, to cause each series to become a separate trust, and to change the Evergreen Municipal Trust's domicile without a shareholder vote. This flexibility could help to assure that the Evergreen Municipal Trust operates under the most advanced form of organization and could reduce the expense and frequency of future shareholder meetings for non-investment related issues.

         In addition, although it is proposed that Keystone Tax Free Income and Keystone Tax Free each sell all of its assets to Evergreen Tax Free, a newly established series of Evergreen Municipal Trust, an important part of the Reorganizations is that Keystone Tax Free Income, for all practical purposes, will be combined with Keystone Tax Free. The investment objective and policies of Evergreen Tax Free are substantially identical to those of Keystone Tax Free and Keystone Tax Free Income. Consequently, in considering the Reorganizations, each Fund's Trustees reviewed the Reorganization in the context of Keystone Tax Free Income being combined with Keystone Tax Free.

         Keystone Tax Free Income and Keystone Tax Free have substantially identical investment objectives and policies and comparable risk profiles. See "Comparison of Investment Objectives and Policies" below. At the same time, the Boards of Trustees of Keystone Tax Free Income and Keystone Tax Free evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved upon the combination of Keystone Tax Free Income with another Evergreen Keystone fund with a greater level of assets. As of August 31, 1997, Keystone Tax Free's net assets were approximately $1,392 million and Keystone Tax Free Income's net assets were approximately $108 million.

         In addition, assuming that an alternative to the Reorganizations would be to propose that Keystone Tax Free Income and Keystone Tax Free continue their existences as separate series of Evergreen Municipal Trust, Keystone Tax Free Income would be offered through common distribution channels with the substantially identical Keystone Tax Free. Keystone Tax Free Income would also have to bear the cost of maintaining its separate existence. Keystone believes that the prospect of dividing the resources of the Evergreen Keystone mutual fund organization between two substantially identical funds could result in each Fund being disadvantaged due to an inability to achieve optimum size, performance levels and the greatest possible economies of scale. Accordingly, for the reasons noted above and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, Keystone believes that the proposed Reorganizations would be in the best interests of each Fund and its shareholders.

         The Board of Trustees of Keystone Tax Free Income and the Board of Trustees of Keystone Tax Free met and considered the recommendation of Keystone, and, in addition, considered among other things, (i) the disadvantages which apply to operating each Fund as a Massachusetts business trust or a series of a Massachusetts business trust; (ii) the advantages which apply to each Fund operating as a series of a Delaware business trust; (iii) the terms and conditions of the Reorganization; (iv) whether the Reorganization would result in the dilution of shareholders' interests; (v) expense ratios, fees and expenses of Keystone Tax Free Income and Keystone Tax Free; (vi) the comparative performance records of each of the Funds; (vii) compatibility of their investment objectives and policies; (viii) the investment experience, expertise and resources of Keystone; (ix) service features available to shareholders of the respective Funds and Evergreen Tax Free; (x) the fact that FUNB will bear the expenses incurred by Keystone Tax Free Income and Keystone Tax Free in connection with the Reorganizations; (xi) the fact that Evergreen Tax Free will assume certain identified liabilities of Keystone Tax Free Income and Keystone Tax Free; and (xii) the expected federal income tax consequences of the Reorganizations.

         The Trustees of Keystone Tax Free Income also considered the benefits to be derived by shareholders of Keystone Tax Free Income from its combination, for all practical purposes, with Keystone Tax Free. In this regard, the Trustees considered the potential benefits of being associated with a larger entity and the economies of scale that could be realized by the participation by shareholders of Keystone Tax Free Income.

         In addition, the Trustees of Keystone Tax Free Income and Keystone Tax Free considered that there are alternatives available to shareholders of Keystone Tax Free Income and Keystone Tax Free, including the ability to redeem their shares, as well as the option to vote against the Reorganizations.

         During their consideration of the Reorganizations the Trustees met with Fund counsel and counsel to the Independent Trustees regarding the legal issues involved. The Trustees of Evergreen Municipal Trust on behalf of Evergreen Tax Free also approved at a meeting on September 17, 1997 the proposed Reorganizations.

                              THE TRUSTEES OF KEYSTONE TAX FREE INCOME RECOMMEND
                                    THAT SHAREHOLDERS APPROVE THE PROPOSED
                                 REORGANIZATION.

                               THE TRUSTEES OF KEYSTONE TAX FREE RECOMMEND THAT
                SHAREHOLDERS APPROVE THE PROPOSED REORGANIZATION.

Agreements and Plans of Reorganization

         The following summary is qualified in its entirety by reference to the Plans (Exhibits A-1 and A-2 hereto).

         Each Plan provides that Evergreen Tax Free will acquire all of the assets of Keystone Tax Free Income and Keystone Tax Free in exchange for shares of Evergreen Tax Free and the assumption by Evergreen Tax Free of certain identified liabilities of Keystone Tax Free Income and Keystone Tax Free on or about January 23, 1998 or such other date as may be agreed upon by the parties (the "Closing Date"). Prior to the Closing Date, Keystone Tax Free Income and Keystone Tax Free will endeavor to discharge all of their known liabilities and obligations. Evergreen Tax Free will not assume any liabilities or obligations of Keystone Tax Free Income and Keystone Tax Free other than those reflected in an unaudited statement of assets and liabilities of Keystone Tax Free Income and Keystone Tax Free prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date. Evergreen Tax Free will provide the Trustees of Keystone Tax Free Income and Keystone Tax Free with certain indemnifications as set forth in each Plan. The number of full and fractional shares of Evergreen Tax Free to be received by the shareholders of Keystone Tax Free Income and Keystone Tax Free will be as follows: Shareholders of Keystone Tax Free will receive the number of shares of each class of Evergreen Tax Free equal to the number of shares of each corresponding class as they currently hold of Keystone Tax Free. Shareholders of Keystone Tax Free Income will receive the number of shares of Evergreen Tax Free determined by multiplying the respective outstanding class of shares of Keystone Tax Free Income by a factor which shall be computed by dividing the net asset value per share of the respective class of Keystone Tax Free Income by the net asset value per share of the respective class of Evergreen Tax Free. Such computations will take place as of the close of regular trading on the NYSE on the business day immediately prior to the Closing Date. The net asset value per share of each class will be determined by dividing assets, less liabilities, in each case attributable to the respective class, by the total number of outstanding shares.

         State Street Bank and Trust Company, the custodian for the Funds, will compute the value of Keystone Tax Free Income's and Keystone Tax Free's respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectus and Statement of Additional Information of Evergreen Tax Free, Rule 22c-1 under the 1940 Act, and with the interpretations of such Rule by the SEC's Division of Investment Management.

         At or prior to the Closing Date, Keystone Tax Free Income and Keystone Tax Free will have declared a dividend or dividends and distribution or distributions which, together with all previous dividends and distributions, shall have the effect of distributing to each Fund's shareholders (in shares of each Fund, or in cash, as the shareholder has previously elected) all of each Fund's investment company taxable income for the taxable period ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reductions for any capital loss carryforward).

         As soon after the Closing Date as conveniently practicable, Keystone Tax Free Income and Keystone Tax Free will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of Evergreen Tax Free received by each Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of each Fund's shareholders on the share records of Evergreen Tax Free's transfer agent. Each account will represent the respective pro rata number of full and fractional shares of Evergreen Tax Free due to each Fund's shareholders. All issued and outstanding shares of each Fund, including those represented by certificates, will be canceled. The shares of Evergreen Tax Free to be issued will have no preemptive or conversion rights. After such distributions and the winding up of its affairs, each of Keystone Tax Free Income and Keystone Tax Free will be terminated. In connection with such terminations, Keystone Tax Free Income and Keystone Tax Free will file with the SEC applications for termination as registered investment companies.

         The consummation of each Reorganization is subject to the conditions set forth in the Plan for Keystone Tax Free Income and the Plan for Keystone Tax Free, including approval by each Fund's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of each Fund's shareholders, each Plan may be terminated (a) by the mutual agreement of the Fund and Evergreen Tax Free; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it cannot be met.

         The expenses of Keystone Tax Free Income and Keystone Tax Free in connection with the Reorganizations (including the cost of any proxy soliciting agent) will be borne by FUNB whether or not the Reorganizations are consummated.

         If the Reorganization is not approved by shareholders of a Fund, the Board of Trustees of Keystone Tax Free Income and Keystone Tax Free, as applicable, will consider other possible courses of action in the best interests of shareholders.

Federal Income Tax Consequences

         Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of a Reorganization, Keystone Tax Free Income and Keystone Tax Free will each receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the
Reorganization:

         (1) The transfer of all of the assets of the Fund solely in exchange for shares of Evergreen Tax Free and the assumption by Evergreen Tax Free of certain identified liabilities, followed by the distribution of Evergreen Tax Free's shares by the Fund in dissolution and liquidation of the Fund, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) (with respect to Keystone Tax Free Income and 368(a)(1)(F) with respect to Keystone Tax Free) of the Code, and Evergreen Tax Free and the Fund will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

         (2) No gain or loss will be recognized by the Fund on the transfer of all of its assets to Evergreen Tax Free solely in exchange for Evergreen Tax Free's shares and the assumption by Evergreen Tax Free of certain identified liabilities of the Fund or upon the distribution of Evergreen Tax Free's shares to the Fund's shareholders in exchange for their shares of the Fund;

         (3) The tax basis of the assets transferred will be the same to Evergreen Tax Free as the tax basis of such assets to the Fund immediately prior to the Reorganization, and the holding period of such assets in the hands of Evergreen Tax Free will include the period during which the assets were held by the Fund;

         (4) No gain or loss will be recognized by Evergreen Tax Free upon the receipt of the assets from the Fund solely in exchange for the shares of Evergreen Tax Free and the assumption by Evergreen Tax Free of certain identified liabilities of the Fund;

         (5) No gain or loss will be recognized by the Fund's shareholders upon the issuance of the shares of Evergreen Tax Free to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of the Fund; and

         (6) The aggregate tax basis of the shares of Evergreen Tax Free, including any fractional shares, received by each of the shareholders of the Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of the Fund held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of Evergreen Tax Free, including fractional shares, received by each such shareholder will include the period during which the shares of the Fund exchanged therefor were held by such shareholder (provided that the shares of the Fund were held as a capital asset on the date of the Reorganization).

         Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If a Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, shareholders of Keystone Tax Free Income and Keystone Tax Free would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Fund shares and the fair market value of Evergreen Tax Free shares he or she received. Shareholders of Keystone Tax Free Income and Keystone Tax Free should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. It is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Evergreen Tax Free. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of Keystone Tax Free Income and Keystone Tax Free should also consult their tax advisers as to the state and local tax consequences, if any, of the Reorganization.

Pro-forma Capitalization

         The following table sets forth the capitalizations of Keystone Tax Free Income and Keystone Tax Free as of August 31, 1997 and the capitalization of Evergreen Tax Free on a pro forma basis as of that date, giving effect to the proposed acquisitions of assets at net asset value and the conversion of certain Keystone Tax Free shares. As a newly created series of Evergreen Municipal Trust, Evergreen Tax Free, immediately preceding the Closing Date, will have nominal assets and liabilities. The pro forma data reflects an exchange ratio of approximately 1.28, 1.27, and 1.27 Class A, Class B and Class C shares of Evergreen Tax Free issued for each Class A, Class B and Class C share of Keystone Tax Free Income, respectively, and an exchange ratio of approximately
1.00 Class B share of Evergreen Tax Free issued for each share of Keystone Tax Free.

                   Capitalization of Keystone Tax Free Income,
                         Keystone Tax Free and Evergreen
                              Tax Free (Pro Forma)


                                                          Evergreen Tax
                   Keystone                               Free (After
                   Tax Free          Keystone             Reorgani-
                   Income            Tax Free             zations)
                   --------          --------             ------------

Net Assets
   Class A........ $70,385,204       N/A                  $1,327,660,888
   Class B........ $27,442,064       $1,392,023,565       $162,189,945
   Class C........ $9,990,647        N/A                  $9,990,647
Net Asset
Value Per
Share
   Class A........ $9.91             N/A                  $7.75
   Class B........ $9.82             $7.75                $7.75
   Class C........ $9.82             N/A                  $7.75
Shares
Outstanding
   Class A........ 7,099,916         N/A                  171,379,107
   Class B........ 2,794,366         179,694,836          20,935,192
   Class C........ 1,017,062         N/A                  1,288,716
   All             10,911,344        179,694,836          193,603,015
   Classes........

         The table set forth above should not be relied upon to reflect the number of shares to be received in the

Reorganizations; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganizations.

Shareholder Information

         As of November 10, 1997 (the "Record Date"), there were shares of Keystone Tax Free outstanding and Class A,
Class B and Class C shares of Keystone Tax Free Income outstanding.

         As of September 30, 1997, the officers and Trustees of Keystone Tax Free Income beneficially owned as a group less than 1% of the outstanding shares of Keystone Tax Free Income. To Keystone Tax Free Income's knowledge, the following persons owned beneficially or of record more than 5% of Keystone Tax Free Income's total outstanding shares as of September 30, 1997:


                                                                     Percen-
                                                       Percen-       tage of
                                                       tage of       Shares of
                                                       Shares of     Class
                                                       Class         Outstand-
                                                       Before        ing After
                                         No. of        Reorgani-     Reorgani-
Name and Address               Class     Shares        zations       zations
----------------               -----     ------        ---------     ---------

Merrill Lynch Pierce           A         1,545,032     22.20         1.16
Fenner & Smith
For the Sole Benefit
of its Customers
Attn: Fund
Administration
4800 Deer Lake Drive
East
3rd Floor
Jacksonville, FL
32246-6484

Merrill Lynch Pierce
Fenner & Smith                 B         537,858       19.67         3.28
For the Sole Benefit
of its Customers
Attn: Fund
Administration
4800 Deer Lake Drive
East
3rd Floor
Jacksonville, FL
32246-6484

Alletta Laird Downs            B         205,973       7.53          1.26
TTEE
Alletta Laird Downs
Trust
U/A DTD 03-29-89
P.O. Box 3666
Wilmington, DE
19807-0666

Merrill Lynch Pierce           C         442,374       44.65         44.65
Fenner & Smith
For the Sole Benefit
of its Customers
Attn: Fund
Administration
4800 Deer Lake Drive
East
3rd Floor
Jacksonville, FL
32246-6484



         As of September 30, 1997, the officers and Trustees of Keystone Tax Free beneficially owned as a group less than 1% of the outstanding shares of Keystone Tax Free. To Keystone Tax Free's knowledge, the following persons owned beneficially or of record more than 5% of Keystone Tax Free's total outstanding shares as of September 30, 1997:


                                            Percen-              Percentage of
                                            tage of              Shares of
                                            Shares of            Class
                                            Class                Outstanding
                                            Before               After
                               No. of       Reorgani-            Reorgani-
Name and Address               Shares       zations              zations
----------------               ------       ---------            ---------

Merrill Lynch Pierce
Fenner & Smith                 22,801,239   12.76                12.10 Class A
For the Sole Benefit                                             10.63 Class B
of its Customers
Attn: Fund
Administration
4800 Deer Lake Drive
East
3rd Floor
Jacksonville, FL
32246-6484




                               COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies and restrictions set forth in the respective Prospectuses and Statements of Additional Information of the Funds. The investment objective, policies and restrictions of Evergreen Tax Free can be found in the Prospectus of Evergreen Tax Free under the caption "Investment Objective and Policies." The investment objectives, policies and restrictions of Keystone Tax Free Income and Keystone Tax Free can be found in the respective Prospectus of each Fund under the caption "Investment Objective and Policies."

         The investment objective and policies of Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free are substantially identical. These Funds seek to provide shareholders with the highest possible current income exempt from federal income taxes, while preserving capital. Unlike Evergreen Tax Free, the investment objective of Keystone Tax Free Income and Keystone Tax Free cannot be changed without shareholder approval.

         Under ordinary circumstances, each Fund invests substantially all and at least 80% of its assets in federally tax-exempt obligations. These obligations include municipal bonds and notes and tax-exempt commercial paper obligations that are issued by or on behalf of states, territories and possessions of the U.S., the District of Columbia and their political subdivisions, agencies and instrumentalities, the interest from which is, in the opinion of counsel to the issuer exempt from federal income taxes, including the alternative minimum tax.

         Municipal bonds include debt obligations issued by or on behalf of a political subdivision of the U.S. or any agency or instrumentality thereof to obtain funds for various public purposes. In addition, municipal bonds include certain types of industrial development bonds issued by or on behalf of public authorities to finance privately operated facilities. Each Fund's policies limit its investments in qualified "private activity" industrial development bonds to no more than 20% of the Fund's total assets. No Fund currently intends to invest in "private activity" (private purpose) bonds.

         Each Fund invests at least 80% of its assets in bonds that, at the date of investment, are rated within the four highest categories by Standard & Poor's Ratings Group ("S&P") (AAA, AA, A and BBB), by Moody's Investors Service ("Moody's") (Aaa, Aa, A and Baa), by Fitch Investors Services, L.P. ("Fitch") (AAA, AA, A and BBB) or, if not rated or rated under a different system, are of comparable quality to obligations so rated as determined by another or by the Fund's investment adviser.

         Evergreen Tax Free and Keystone Tax Free may invest 20% of their assets in lower rated bonds, but it will not invest in bonds rated below B. A Fund is not required to sell or otherwise dispose of any security that loses its rating or has its rating reduced after the Fund has purchased it.

         The Funds are permitted to make taxable investments, and may from time to time generate income subject to federal regular income tax.

         While each Fund may invest in securities of any maturity, it is currently expected that Keystone Tax Free Income Fund will not invest in securities with maturities of more than 30 years or less than 5 years (other than certain money market instruments).

         Debt rated BBB by S&P, Baa by Moody's or BBB by Fitch is regarded as having an adequate capacity to pay interest and repay principal. While it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are generally more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in high rated categories.

         Securities rated BB or lower by S&P or Fitch or Ba or lower by Moody's are considered predominantly speculative with respect to the ability of the issuer to meet principal and interest payments. The lower ratings of certain securities held by the Fund reflect a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions, or both, or an unanticipated rise in interest rates may impair the ability of the issuer to make payments of interest and principal, especially if the issuer is highly leveraged. Such issuer's ability to meet its debt obligations may also be adversely affected by specific corporate developments, the issuer's inability to meet specific projected business forecasts, or the unavailability of additional financing. Also, an economic downturn or an increase in interest rates may increase the potential for default by the issuers of these securities.

         Values of such securities are more sensitive to real or perceived adverse economic, company or industry conditions and publicity than is the case for higher quality securities. Their values, like those of other fixed income securities, fluctuate in response to changes in interest rates; generally rising when interest rates decline and falling when interest rates rise. For example, if interest rates increase after a fixed income security is purchased, the security, if sold prior to maturity, may return less than its cost. The prices of below-investment grade bonds, however, are generally less sensitive to interest rate changes than the prices of higher- rated bonds.

         Each Fund also may invest in securities that pay interest that is not exempt from federal income taxes, such as corporate and bank obligations, obligations issued or guaranteed by the U.S. government or by any of its agencies or instrumentalities, commercial paper and repurchase agreements. Such securities must be rated, for Evergreen Tax Free and Keystone Tax Free, at least BBB by S&P or Baa by Moody's, and, for Keystone Tax Free Income, at least A, or, if not rated, must be determined by Keystone to be of comparable quality. Each Fund will not invest more than 20% of its total assets under ordinary circumstances and up to 100% of its total assets for temporary or defensive purposes in such securities.

         Each Fund also may enter into reverse repurchase agreements and firm commitment agreements for securities and currencies. A Fund may enter into options transactions and may write covered call and put options, purchase call and put options, including purchasing call and put options to close out existing positions, and purchase call options to fix the interest rates of obligations held by it. A Fund may enter into currency and other financial futures contracts and related options transactions for hedging purposes and not for speculation. In addition, each Fund may also invest in obligations denominated in foreign currencies that are exempt from federal income tax.

         The characteristics of each investment policy and the associated risks are described in each Fund's respective

Prospectus and Statement of Additional Information. The Funds have other investment policies and restrictions which are also set forth in the Prospectus and Statement of Additional Information of each Fund.

                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

Forms of Organization

         Evergreen Municipal Trust, Keystone Tax Free Income and Keystone Tax Free are open-end management investment companies registered with the SEC under the 1940 Act, which continuously offer shares to the public. Each of Keystone Tax Free Income and Keystone Tax Free is organized as a Massachusetts business trust. Evergreen Municipal Trust is organized as a Delaware business trust. Each Trust is governed by a Declaration of Trust, By-Laws and a Board of Trustees. Each Trust is also governed by applicable Delaware, Massachusetts and federal law. Evergreen Tax Free is a series of Evergreen Municipal Trust.

Capitalization

         The beneficial interests in Evergreen Tax Free are represented by an unlimited number of transferable shares of beneficial interest without par value. The beneficial interests in Keystone Tax Free Income and Keystone Tax Free are represented by an unlimited number of transferable shares of beneficial interest without par value per share. The respective Declaration of Trust under which each Fund has been established permits the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued. Except with respect to Evergreen Tax Free where each share of the Fund is entitled to one vote for each dollar of net asset value applicable to such share, each Fund's shares have equal voting rights with respect to matters affecting shareholders of all classes of each Fund and represent equal proportionate interests in the assets belonging to each class of shares of the Funds. Shareholders of each Fund are entitled to receive dividends and other amounts as determined by the Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval of or amendments to Rule 12b-1 distribution plans, that affect only their particular class and by series as to matters, such as approval of or amendments to investment advisory agreements or proposed organizations, that affect only their particular series.

Shareholder Liability

         Under Massachusetts law, shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of the business trust. However, the respective Declaration of Trust under which Keystone Tax Free Income and Keystone Tax Free was established disclaims shareholder liability for acts or obligations of the series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. Each Declaration of Trust provides for indemnification out of the series property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series or the Trust itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

         Under Delaware law, shareholders of a Delaware business trust are entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. No similar statutory or other authority limiting business trust shareholder liability exists in any other state. As a result, to the extent that Evergreen Municipal Trust or a shareholder is subject to the jurisdiction of courts in those states, the courts may not apply Delaware law, and may thereby subject shareholders of a Delaware trust to liability. To guard against this risk, the Declaration of Trust of Evergreen Municipal Trust: (a) provides that any written obligation of the Trust may contain a statement that such obligation may only be enforced against the assets of the Trust or the particular series in question and the obligation is not binding upon the shareholders of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (b) provides for indemnification out of Trust property of any shareholder held personally liable for the obligations of Evergreen Municipal Trust. Accordingly, the risk of a shareholder of the Trust incurring financial loss beyond that shareholder's investment because of shareholder liability is limited to circumstances in which: (i) the court refuses to apply Delaware law; (ii) no contractual limitation of liability was in effect; and (iii) the Trust itself would be unable to meet its obligations. In light of Delaware law, the nature of the Trust's business, and the nature of its assets, the risk of personal liability to a shareholder of Evergreen Municipal Trust is remote.

Shareholder Meetings and Voting Rights

         Neither Evergreen Municipal Trust on behalf of Evergreen Tax Free, Keystone Tax Free Income nor Keystone Tax Free is required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holders of at least 10% of the outstanding shares. In addition, each is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Each Trust currently does not intend to hold regular shareholder meetings. Each Trust does not permit cumulative voting. Except when a larger quorum is required by applicable law, twenty-five percent (25%) and, with respect to Keystone Tax Free Income and Keystone Tax Free, a majority of the outstanding shares entitled to vote on a matter, constitutes a quorum for consideration of such matter. For Evergreen Tax Free, a majority of the shares voted, and for Keystone Tax Free Income and Keystone Tax Free, a majority of the shares present and entitled to vote is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940 Act).

         Under the Declaration of Trust of Evergreen Municipal Trust, each share of Evergreen Tax Free is entitled to one vote for each dollar of net asset value applicable to each share. Under the current voting provisions governing Keystone Tax Free Income and Keystone Tax Free, each share is entitled to one vote. Over time, the net asset values of the Funds have changed in relation to one another and are expected to continue to do so in the future. Because of the divergence in net asset values, a given dollar investment in a Fund with a lower net asset value will purchase more shares, and under the Funds' current voting provisions, have more votes, than the same investment in a Fund with a higher net asset value. Under the Declaration of Trust of Evergreen Municipal Trust, voting power is related to the dollar value of the shareholders' investment rather than to the number of shares held.

Liquidation or Dissolution

         In the event of the liquidation of Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free the shareholders are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of a class of the Fund held by them and recorded on the books of the Fund.

Liability and Indemnification of Trustees

         The Declarations of Trust of Keystone Tax Free Income and Keystone Tax Free provide that a Trustee shall be liable only for his own willful defaults, and that no Trustee shall be protected against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. The Declarations of Trust of Keystone Tax Free Income and Keystone Tax Free provide that present and former Trustees or officers are entitled to indemnification against liabilities and expenses with respect to claims related to their position with the Fund unless such Trustee or officer shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Fund, or unless such Trustee or officer is otherwise subject to liability to the Fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In the event of settlement, no such indemnification shall be provided unless there has been a determination that such Trustee or officer appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Fund and that such indemnification would not protect such person against any liability to the Fund to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

         Under the Declaration of Trust of Evergreen Municipal Trust, a Trustee is liable to the Trust and its shareholders only for such Trustee's own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or the discharge of such Trustee's functions. As provided in the Declaration of Trust, each Trustee of the Trust is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee
(i) did not act in good faith in the reasonable belief that such Trustee's action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of such Trustee's duties; and (iii) in a criminal proceeding, had reasonable cause to believe that such Trustee's conduct was unlawful (collectively, "disabling conduct"). A determination that the Trustee did not engage in disabling conduct and is, therefore, entitled to indemnification may be based upon the outcome of a court action or administrative proceeding or by (a) a vote of a majority of those Trustees who are neither "interested persons" within the meaning of the 1940 Act nor parties to the proceeding or (b) an independent legal counsel in a written opinion. The Trust may also advance money for such litigation expenses provided that the Trustee undertakes to repay the Trust if his or her conduct is later determined to preclude indemnification and certain other conditions are met.

         The foregoing is only a summary of certain characteristics of the operations of the Declarations of Trust, By-Laws, Delaware and Massachusetts law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such Declarations of Trust, By-Laws, Delaware and Massachusetts law directly for more complete information.

                                            ADDITIONAL INFORMATION

         Evergreen Tax Free. Information concerning the operation and management of Evergreen Tax Free is incorporated herein by reference from the Prospectus dated November 10, 1997, a copy of which is enclosed, and Statement of Additional Information dated November 10, 1997. A copy of such Statement of
Additional Information is available upon request and without charge by writing to Evergreen Tax Free at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         Keystone Tax Free Income. Information about the Fund is included in its current Prospectus dated March 31, 1997, as supplemented, and in the Statement of Additional Information of the same date that have been filed with the SEC, all of which are incorporated herein by reference. A copy of the Prospectus and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         Keystone Tax Free. Information about the Fund is included in its current Prospectus dated April 30, 1997, as supplemented, and in the Statement of Additional Information of the same date that has been filed with the SEC, all of which are incorporated herein by reference. A copy of the Prospectus and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048.

                                  VOTING INFORMATION CONCERNING THE MEETINGS

         This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Trustees of Keystone Tax Free Income and Keystone Tax Free to be used at each Special Meeting of Shareholders to be held at 3:00 p.m., January 6, 1998, at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the meeting and a proxy card, is first being mailed to shareholders of Keystone Tax Free Income and Keystone Tax Free on or about November 14, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. The holders of a majority of the outstanding shares entitled to vote of each Fund at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Such proxies will have the effect of being counted as votes against the Plan since the vote required is a majority of the shares present and entitled to vote. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of Keystone Tax Free Income or Keystone Tax Free, as applicable, 200 Berkeley Street, Boston, Massachusetts 02116. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

         Approval of each Plan will require the affirmative vote of a majority of the shares present and entitled to vote, with all Classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote.

         Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of FUNB, its affiliates or other representatives of Keystone Tax Free Income and Keystone Tax Free (who will not be paid for their soliciting activities). Shareholders Communications Corp. ("SCC") has been engaged by Keystone Tax Free Income and Keystone Tax Free to assist in soliciting proxies, and may contact certain shareholders of the Funds over the telephone. Shareholders who are contacted by SCC may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. Each Fund believes these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected. Each Fund has received an opinion of counsel that addresses the validity, under the applicable law of The Commonwealth of Massachusetts, of a proxy given orally. The opinion concludes that a Massachusetts court would find that there is no Massachusetts law or Massachusetts public policy against the acceptance of proxies signed by an orally-authorized agent.

         In all cases where a telephonic proxy is solicited, the SCC representative will ask you for your full name, address, social security or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to SCC by each Fund's transfer agent, then the SCC representative will explain the process, read the proposals listed on the proxy card and ask for your instructions on each proposal. The SCC representative, although he or she will answer questions about the process, will not recommend to the shareholder how he or she should vote, other than to read any recommendations set forth in the proxy statement. Within 72 hours, SCC will send you a letter or mailgram to confirm your vote and asking you to call immediately if your instructions are not correctly reflected in the confirmation.

         If you wish to participate in the Meeting, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Prospectus/Proxy Statement or attend in person. Any proxy given by you, whether in writing or by telephone, is revocable.

         In the event that sufficient votes to approve a Reorganization are not received by January 6, 1998, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast; the percentage of negative votes actually cast; the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

         A shareholder who objects to a proposed Reorganization will not be entitled under either Massachusetts law or the Declaration of Trust of Keystone Tax Free Income or Keystone Tax Free, as applicable, to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganizations as proposed are not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganizations are consummated, shareholders will be free to redeem the shares of Evergreen Tax Free which they receive in the transaction at their then-current net asset value. Shares of Keystone Tax Free Income and Keystone Tax Free may be redeemed at any time prior to the consummation of the Reorganizations. Shareholders of Keystone Tax Free Income and Keystone Tax Free may wish to consult their tax advisers as to any differing consequences of redeeming Fund shares prior to the Reorganizations or exchanging such shares in the Reorganizations.

         Keystone Tax Free Income and Keystone Tax Free do not hold annual shareholder meetings. If a Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Keystone Tax Free Income or Keystone Tax Free, as applicable, at the address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by the Funds in a reasonable period of time prior to any such meeting.

         The votes of the shareholders of Evergreen Tax Free are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganizations.

         NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Keystone Tax Free Income and Keystone Tax Free whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

                                       FINANCIAL STATEMENTS AND EXPERTS

         The financial statements of Keystone Tax Free Income as of May 31, 1997 and the financial statements and financial highlights for the periods indicated therein have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Keystone Tax Free as of December 31, 1996 and the financial statements and financial highlights for the periods indicated therein have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters concerning the issuance of shares of Evergreen Tax Free will be passed upon by Sullivan & Worcester LLP, Washington, D.C.

                                                OTHER BUSINESS

         The Trustees of Keystone Tax Free Income and Keystone Tax Free do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

         THE RESPECTIVE TRUSTEES OF KEYSTONE TAX FREE INCOME AND KEYSTONE TAX FREE RECOMMEND THEIR APPROVAL OF EACH RESPECTIVE PLAN AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLANS.

November 14, 1997

                                                              EXHIBIT A-1

                                     AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Municipal Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Tax Free Fund series (the "Acquiring Fund"), and Keystone Tax Free Income Fund, a Massachusetts business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Selling Fund").

         This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class A, Class B and Class C shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund and the Acquiring Fund are a registered open-end investment company and a separate investment series of an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS,  the  Trustees of the Selling  Fund have  determined  that the
Selling  Fund  should  exchange  all  of  its  assets  and  certain   identified
liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling
Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
                     THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. Except as specifically provided in this paragraph 1.3, the Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not except as specifically provided in this paragraph 1.3 assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund. The Acquiring Fund hereby agrees with the Selling Fund and each Trustee of the Selling Fund: (i) to indemnify each Trustee of the Selling Fund against all liabilities and expenses referred to in the indemnification provisions of the Selling Fund's Declaration of Trust and ByLaws, to the extent provided therein, incurred by any Trustee of the Selling Fund; and (ii) in addition to the indemnification provided in (i) above, to indemnify each Trustee of the Selling Fund against all liabilities and expenses and pay the same as they arise and become due, without any exception, limitation or requirement of approval by any person, and without any right to require repayment thereof by any such Trustee (unless such Trustee has had the same repaid to him or her) based upon any subsequent or final disposition or findings made in connection therewith or otherwise, if such action, suit or other proceeding involves such Trustee's participation in authorizing or permitting or acquiescing in, directly or indirectly, by action or inaction, the making of any distribution in any manner of all or any assets of the Selling Fund without making provision for the payment of any liabilities of any kind, fixed or contingent, of the Selling Fund, which liabilities were not actually and consciously personally known to such Trustee to exist at the time of such Trustee's participation in so authorizing or permitting or acquiescing in the making of any such distribution.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                                  ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

         2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                                           CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

         3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Selling Fund or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                                  ARTICLE IV

                                        REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

                  (b) The Selling Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Selling Fund's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at May 31, 1997 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since May 31, 1997 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

                  (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

     (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the

Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

         4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this

Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the
Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

                        COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. The Selling Fund will call a meeting of its Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by the Selling Fund's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                                  ARTICLE VI

                     CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring
Fund on the Closing Date a certificate executed in its name by the Selling Fund's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Selling Fund.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                                 ARTICLE VIII

           FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Selling Fund's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(C) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (c) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.

                                                  ARTICLE IX

                                                   EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                                   ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                                  ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                                  AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                                 ARTICLE XIII

                              HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof; provided, however, that the due authorization, execution and delivery of this Agreement, in the case of the Selling Fund, shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Selling Fund personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of the Selling Fund. The execution and delivery of this Agreement have been authorized by the Trustees of the Selling Fund and signed by authorized officers of the Selling Fund, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of the Selling Fund.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.



                                            EVERGREEN MUNICIPAL TRUST
                                            ON BEHALF OF EVERGREEN
                                            TAX FREE FUND

                                            By:

                                            Name:

                                            Title:



                                            KEYSTONE TAX FREE INCOME FUND
                                            By:

                                            Name:

                                            Title:

                                                              EXHIBIT A-2

                                     AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Municipal Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Tax Free Fund series (the "Acquiring Fund"), and Keystone Tax Free Fund, a Massachusetts business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Selling Fund").

         This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(F) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund
Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund and the Acquiring Fund are a registered open-end investment company and a separate investment series of an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS,  the  Trustees of the Selling  Fund have  determined  that the
Selling  Fund  should  exchange  all  of  its  assets  and  certain   identified
liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling
Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
                THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. Except as specifically provided in this paragraph 1.3, the Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not except as specifically provided in this paragraph 1.3 assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund. The Acquiring Fund hereby agrees with the Selling Fund and each Trustee of the Selling Fund: (i) to indemnify each Trustee of the Selling Fund against all liabilities and expenses referred to in the indemnification provisions of the Selling Fund's Declaration of Trust and ByLaws, to the extent provided therein, incurred by any Trustee of the Selling Fund; and (ii) in addition to the indemnification provided in (i) above, to indemnify each Trustee of the Selling Fund against all liabilities and expenses and pay the same as they arise and become due, without any exception, limitation or requirement of approval by any person, and without any right to require repayment thereof by any such Trustee (unless such Trustee has had the same repaid to him or her) based upon any subsequent or final disposition or findings made in connection therewith or otherwise, if such action, suit or other proceeding involves such Trustee's participation in authorizing or permitting or acquiescing in, directly or indirectly, by action or inaction, the making of any distribution in any manner of all or any assets of the Selling Fund without making provision for the payment of any liabilities of any kind, fixed or contingent, of the Selling Fund, which liabilities were not actually and consciously personally known to such Trustee to exist at the time of such Trustee's participation in so authorizing or permitting or acquiescing in the making of any such distribution.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                                  ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

         2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                                           CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

         3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Selling Fund or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                                  ARTICLE IV

                                        REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

                  (b) The Selling Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of the Selling Fund's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at December 31, 1996 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since December 31, 1996 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

                  (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the

Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

         4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this

Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the
Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

                      COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. The Selling Fund will call a meeting of its Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by the Selling Fund's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                                  ARTICLE VI

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring
Fund on the Closing Date a certificate executed in its name by the Selling Fund's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Selling Fund.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                                 ARTICLE VIII

               FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of the Selling Fund's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (c) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.

                                                  ARTICLE IX

                                                   EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                                   ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                                  ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                                  AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                                 ARTICLE XIII

                              HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof; provided, however, that the due authorization, execution and delivery of this Agreement, in the case of the Selling Fund, shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Selling Fund personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of the Selling Fund. The execution and delivery of this Agreement have been authorized by the Trustees of the Selling Fund and signed by authorized officers of the Selling Fund, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of the Selling Fund.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.



                                            EVERGREEN MUNICIPAL TRUST
                                            ON BEHALF OF EVERGREEN
                                            TAX FREE FUND

                                            By:

                                            Name:

                                            Title:



                                            KEYSTONE TAX FREE FUND
                                            By:

                                            Name:

                                            Title:

                       STATEMENT OF ADDITIONAL INFORMATION

                            Acquisition of the Assets of

                          KEYSTONE TAX FREE INCOME FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                                       and

                            KEYSTONE TAX FREE FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                         By and In Exchange For Shares of

                             EVERGREEN TAX FREE FUND

                                 a Series of

                            EVERGREEN MUNICIPAL TRUST
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                   (800) 343-2898

         This Statement of Additional Information, relating specifically to the proposed transfer of the assets and liabilities of Keystone Tax Free Income Fund ("Keystone Tax Free Income"), and Keystone Tax Free Fund ("Keystone Tax Free"), to Evergreen Tax Free Fund ("Evergreen Tax Free"), a series of the Evergreen Municipal Trust, in exchange, as applicable, for Class A, Class B and Class C shares of beneficial interest, no par value, of Evergreen Tax Free, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

         (1) The Statement of Additional Information of Keystone Tax Free Income dated March 31, 1997;

         (2) The Statement of Additional Information of Keystone Tax Free dated April 30, 1997;

         (3) Annual Report of Keystone Tax Free Income for the period ended May 31, 1997;

         (4) Annual Report of Keystone Tax Free for the year ended December 31, 1996; and

         (5) Semi-Annual Report of Keystone Tax Free for the six month period ended June 30, 1997.

         This Statement of Additional Information, which is not a prospectus, supplements, and should be read in conjunction with, the Prospectus/Proxy Statement of Evergreen Tax Free, Keystone Tax Free Income and Keystone Tax Free dated November 14, 1997. A copy of the Prospectus/Proxy Statement may be obtained without charge by calling or writing to Evergreen Tax Free, Keystone Tax Free Income or Keystone Tax Free at the telephone numbers or addresses set forth above.

         The date of this Statement of Additional Information is November 14, 1997.

                          KEYSTONE STATE TAX FREE FUND

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                     EVERGREEN KEYSTONE STATE TAX FREE FUNDS

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY 21, 1997

                       AS SUPPLEMENTED SEPTEMBER 18, 1997

Keystone California Tax Free Fund
Keystone Florida Tax Free Fund
Keystone Massachusetts Tax Free Fund
Keystone Missouri Tax Free Fund
Evergreen New Jersey Tax Free Income Fund
Keystone New York Tax Free Fund
Keystone Pennsylvania Tax Free Fund

     This statement of additional information is not a prospectus, but relates to, and should be read in conjunction with, the prospectus of the Evergreen Keystone State Tax Free Funds comprised of the Keystone California Tax Free Fund (the "California Fund"), the Keystone Florida Tax Free Fund (the "Florida Fund"), the Keystone Massachusetts Tax Free Fund (the "Massachusetts Fund"), the Keystone Missouri Tax Free Fund (the "Missouri Fund"), the Evergreen New Jersey Tax Free Income Fund (the "New Jersey Fund"), the Keystone New York Tax Free Fund (the "New York Fund"), and the Keystone Pennsylvania Tax Free Fund (the "Pennsylvania Fund") (each a "Fund" and, collectively, the "Funds") dated July 21, 1997, as supplemented from time to time, relating to Class A, Class B and Class C shares (Class A and Class B shares for the New Jersey Fund), the separate prospectus of Pennsylvania Fund offering Class Y shares dated September 18, 1997 or the separate prospectus of the New Jersey Fund offering Class Y shares dated July 21, 1997. You may obtain a copy of the prospectus from the Funds' principal underwriter, Evergreen Keystone Distributor, Inc., or your broker-dealer. See "Service Providers" below.

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                           Page
The Trusts and Their Funds....................................................2
Service Providers.............................................................2
Investment Policies...........................................................3
Investment Restrictions.......................................................5
Valuation of Securities.......................................................7
Brokerage.....................................................................7
Sales Charges................................................................ 9
Distribution Plans...........................................................11
Trustees and Officers........................................................13
Investment Advisers..........................................................16
Principal Underwriter........................................................18
Administrator................................................................19
Sub-administrator............................................................19
Declarations of Trust........................................................19
Expenses ....................................................................20
Standardized Total Return and Yield Quotations...............................22
Financial Statements.........................................................24
Additional Information.......................................................24
Appendix A..................................................................A-1
Appendix B..................................................................B-1

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


                                        2


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                           THE TRUSTS AND THEIR FUNDS

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     Each of the Funds is a series  of an  open-end,  nondiversified  management investment company, commonly known as a mutual fund. The Florida, Massachusetts, New York and Pennsylvania Funds are investment series evidencing interests in different portfolios of securities of the Keystone State Tax Free Fund ("KSTFF"). The California and Missouri Funds are investment series evidencing interests in different portfolios of securities of the Keystone State Tax Free Fund - Series II ("KSTFFII"). The New Jersey Fund is an investment series of The Evergreen Tax Free Trust (formerly FFB Funds Trust) ("TETFT"). KSTFF, KSTFFII and TETFT were formed as Massachusetts business trusts in 1990, 1993 1985, respectively.

     The essential information about the Trusts and their Funds is contained in their respective prospectuses. This statement of additional information (the "SAI") provides additional information about each Trust and its Fund(s) that may be of interest to some investors.

     For special factors affecting each Fund, see Appendix A to this statement of additional information.


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                               SERVICE PROVIDERS

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
Service                                        Provider
-----------------------------------------      --------------------------------
Investment adviser to the                      Keystone Investment Management Company, 200 Berkeley
Florida, Massachusetts, New                    Street, Boston, Massachusetts 02116. Keystone is a wholly-
York and Pennsylvania Funds                    owned subsidiary of First Union Keystone, Inc., (formerly
(referred to in this SAI as                    Keystone Investments, Inc.) ("First Union Keystone") also
"Keystone")                                    located at 200 Berkeley Street, Boston, Massachusetts
                                               02116.

Investment adviser to the New                  The Capital Management Group of First Union National
Jersey Fund (referred to                       Bank, located at 301 So. College Street,
in this SAI as "CMG")                          Charlotte, North Carolina 28288.
Principal underwriter ( referred               Evergreen Keystone Distributor, Inc. (formerly Evergreen
to in this SAI as "EKD")                       Funds Distributor, Inc.), 125 W. 55th Street, New York,
                                               New York 10019.

Marketing services agent and                   Evergreen Keystone Investment Services, Inc. (formerly
administrator to the New Jersey                Keystone Investment Distributors Company and
Fund (referred to in this SAI as               predecessor to EKD with regard to the California, Florida,
"EKIS")                                        Massachusetts, Missouri, New York and Pennsylvania
                                               Funds), 200 Berkeley Street, Boston, Massachusetts 02116.


Sub-administrator (referred to in              BISYS Fund Services, Inc., 125 W. 55th Street, New York,
this SAI as "BISYS")                           New York 10019.

Transfer and dividend                          Evergreen Keystone Service Company, 200 Berkeley
disbursing agent (referred to in               Street, Boston, Massachusetts 02116 (formerly Keystone
this SAI as "EKSC")                            Investor Resource Center, Inc.). (EKSC is a wholly-owned
                                               subsidiary of First Union Keystone.)

Independent auditors                           KPMG Peat Marwick LLP, 99 High Street, Boston,
                                               Massachusetts 02110, Certified Public Accountants

Custodian                                      State Street Bank and Trust Company, 225 Franklin
                                               Street, Boston, Massachusetts 02110.

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                               INVESTMENT POLICIES

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         Each Fund invests  primarily in municipal  obligations  that are exempt from federal income tax and are also exempt from certain specified taxes in the state for which it is named. In addition, the Funds invest in certain other securities as described below.

MUNICIPAL OBLIGATIONS

     Municipal obligations include debt obligations issued by or on behalf of a state, a territory or a possession of the United States ("U.S."), the District of Columbia or any political subdivision, agency or instrumentality thereof (for example, counties, cities, towns, villages, districts, authorities) to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which municipal obligations may be issued include the refunding of outstanding obligations, obtaining funds for general operating expenses and obtaining funds to lend to public or private institutions for the construction of facilities, such as educational, hospital and housing facilities. In addition, certain types of industrial development bonds have been or may be issued by or on behalf of public authorities to finance certain privately-operated facilities, and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Such obligations are included within the term municipal obligations if the interest paid thereon qualifies as fully exempt from federal income tax. The income of certain types of industrial development bonds used to finance certain privately-operated facilities (qualified private activity bonds) issued after August 7, 1986, while exempt from federal income tax, is includable for the purposes of the calculation of the alternative minimum tax. Other types of industrial development bonds, the proceeds from which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal obligations, although the current federal tax laws place substantial limitations on the size of such issues.

     The two principal classifications of municipal obligations are "general obligation" and limited obligation or "revenue" bonds. General obligation bonds are obligations involving the credit of an issuer possessing taxing power and are payable from the issuer's general unrestricted revenues and not from any particular fund or revenue source. Their payment may be dependent upon an appropriation by the issuer's legislative body and may be subject to quantitative limitations on the issuer's taxing power. The characteristics and methods of enforcement of general obligation bonds vary according to the law applicable to the particular issuer. Limited obligation or revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, such as the user of the facility. Industrial development bonds that are municipal obligations are, in most cases, revenue bonds and generally are not payable from the unrestricted revenues of the issuer. The credit quality of industrial development revenue bonds is usually directly related to the credit standing of the owner or user of the facilities. There are, of course, variations in the security of municipal obligations, both within a particular classification and between classifications, depending on numerous factors.

     The yields on municipal obligations are dependent on a variety of factors, including general money market conditions, the financial condition of the issuer, general conditions of the municipal obligations market, size of a particular offering, and the maturity of the obligation and rating of the issue. The ratings of Standard & Poor's Ratings Group ("S&P"), Moody's Investors Service ("Moody's") and Fitch Investor Services, L.P. ("Fitch"), as described herein and in the prospectus, represent their opinions as to the quality of the municipal obligations that they undertake to rate. It should be emphasized, however, that ratings are general and not absolute standards of quality. Consequently, municipal obligations with the same maturity, interest rate and rating may have different yields while municipal obligations of the same maturity and interest rate with different ratings may have the same yield. It should also be noted that the standards of disclosure applicable to and the amount of information relating to the financial condition of issuers of municipal obligations are not generally as extensive as those generally relating to corporations.

     Subsequent to its purchase by a Fund, a municipal obligation or other investment may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund. Neither event requires a Fund to sell such obligation from its portfolio, but its investment adviser will consider such an event in its determination of whether the Fund should continue to hold such obligation in its portfolio.

     The ability of each Fund to achieve its investment objective depends upon the continuing ability of issuers of municipal obligations to pay interest and principal when due. Municipal obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that the result of litigation or other conditions may materially affect the power or ability of an issuer to pay principal of and interest on its municipal obligations when due. In addition, the market for municipal obligations is often thin and can be temporarily affected by large purchases and sales, including those by a Fund.

     From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal obligations, and similar proposals may well be introduced in the future. The enactment of such a proposal could materially affect the availability of municipal obligations for investment by the Funds and the value of the Funds' portfolios. In which event, each Trust would reevaluate the investment objectives and policies of its Fund(s) and consider changes in the structure of the Fund(s) or dissolution.

     The Tax Reform Act of 1986 made significant changes in the federal tax status of certain obligations that were previously fully federally tax-exempt. As a result, three categories of such obligations issued after August 7, 1986 now exist: (1)"public purpose" bonds, the income from which remains fully exempt from federal income tax; (2) qualified "private activity" industrial development bonds, the income from which, while exempt from federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended (the "Code"), is includable in the calculation of the federal alternative minimum tax; and (3) "private activity" (private purpose) bonds, the income from which is not exempt from federal income tax. A Fund will not invest in private purpose bonds and, except as described under "Other Eligible Investments," will not invest in qualified "private activity" industrial development bonds whose distributions are subject to the alternative minimum tax.

OTHER ELIGIBLE INVESTMENTS

         A Fund may invest up to 20% of its assets under ordinary circumstances, and up to 100% of its assets for temporary defensive purposes in the following types of instruments: (1) commercial paper, including master demand notes, that at the date of investment is rated A-1 (the highest grade by S&P), Prime-1 (the highest grade by Moody's) or, if not rated by such services, is issued by a company that at the date of investment has an outstanding issue rated A or better by S&P or Moody's; (2) obligations, including certificates of deposit and bankers' acceptances, of banks, or savings and loan associations, that have at least $1 billion in assets as of the date of their most recently published financial statements that are members of the Federal Deposit Insurance Corporation, including U.S. branches of foreign banks and foreign branches of U.S. banks; (3) corporate obligations (maturing in 13 months or less) that at the date of investment are rated A or better by S&P or Moody's; (4) obligations issued or guaranteed by the U.S. government or by any agency or instrumentality of the U.S.; (5) qualified "private activity" industrial development bonds the income from which, while exempt from federal income tax under Section 103 of the Code, is includable in the calculation of the federal alternative minimum tax; and (6) municipal obligations, the income of which is exempt from federal income tax, personal property tax or intangibles tax in a state for which a Fund is named and where such taxes apply.

     Each Fund may assume a temporary defensive position upon its investment adviser's determination that market conditions so warrant. If a Fund is investing defensively, it is not pursuing its investment objectives.

     From time to time, the Massachusetts Fund and the New Jersey Fund may invest in zero coupon bonds. The Funds do not expect to have enough zero coupon bonds to have a material effect on dividends. Zero coupon securities pay no interest to holders prior to maturity, and the interest on these securities is reported as income to a Fund and distributed to its shareholders. These distributions must be made from a Fund's cash assets or, if necessary, from the proceeds of sales of portfolio securities. The Funds will not be able to purchase additional income producing securities with cash used to make such distributions, and its current income ultimately may be reduced as a result.

FUNDAMENTAL NATURE OF INVESTMENT OBJECTIVES

     The investment objective of each Fund is fundamental and may not be changed without approval of the holders of a majority of such Fund's outstanding voting shares (as defined in the Investment Company Act of 1940, as amended (the "1940 Act") i.e., the lesser of (1) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (2) more than 50% of the outstanding shares).

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                             INVESTMENT RESTRICTIONS

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     The investment  restrictions  as summarized  below are fundamental for each
Fund and may not be changed without the approval of a 1940 majority of such Fund's outstanding shares. Unless otherwise stated, all references to the assets of a Fund are in terms of current market value.

         Each Fund may not do the following:

     (1) purchase any security of any issuer (other than issues of the U.S. government, its agencies or instrumentalities) if as a result more than 25% of its total assets would be invested in a single industry, (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds) including industrial development bonds from the same facility or similar types of facilities; governmental issuers of municipal bonds are not regarded as members of an industry and a Fund may invest more than 25% of its assets in industrial development bonds and, for the New Jersey Fund, in certificates of deposit and banker's acceptances issued by domestic branches of U.S. banks or New Jersey municipal obligations;

     (2) (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds only) invest more than 10% of its assets in securities with legal or contractual restrictions on resale or in securities for which market quotations are not readily available, or in repurchase agreements maturing in more than seven days;

     (3) issue senior securities; the purchase or sale of securities on a "when issued" basis, or collateral arrangement with respect to the writing of options on securities, are not deemed to be the issuance of a senior security;

     (4) (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds only) borrow money or enter into reverse repurchase agreements, except that a Fund may enter into reverse repurchase agreements or borrow money from banks for temporary or emergency purposes in aggregate amounts up to one-third of the value of the Fund's net assets; provided that while borrowings from banks (not including reverse repurchase agreements) exceed 5% of the Fund's net assets, any such borrowings will be repaid before additional investments are made;

         (5) purchase securities on margin except that it may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities;

     (6) make loans, except that a Fund may purchase or hold debt securities consistent with its investment objectives, lend portfolio securities valued at not more than 15% of its total assets to broker-dealers and enter into repurchase agreements;

     (7) purchase securities of other investment companies (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds) except as part of a merger, consolidation, purchase of assets or similar transaction; and, for the New Jersey Fund, except to the extent such purchases are not prohibited by applicable law.

     (8) purchase or sell commodities or commodity contracts or real estate, except that it may purchase and sell securities secured by real estate and securities of companies which invest in real estate, and, with the exception of the New Jersey Fund, may engage in currency or other financial futures contracts and related options transactions; and

     (9) underwrite securities of other issuers, except that the Fund may purchase securities from the issuer or others and dispose of such securities in a manner consistent with its investment objective.

For the New Jersey Fund only:

     (10) issue senior securities, borrow money or pledge or mortgage its assets, except that the Fund may borrow from banks up to 10% of the value of its total net assets for temporary or emergency purposes only to meet anticipated redemption requirements. The Fund will not purchase securities while any such borrowings are outstanding.

     (11) write, purchase or sell put or call options, or combinations thereof, except that the Fund may purchase securities with rights to put securities to the seller in accordance with its investment program.

     (12) purchase restricted securities, which are securities that must be registered under the Securities Act of 1933 before they may be offered or sold to the public. This restriction does not apply to restricted securities which are determined to be liquid by the Fund's investment adviser under supervision of the Board of Trustees.

     (13) purchase equity securities or securities convertible into equity securities.

     The Funds are nondiversified under the federal securities laws. The 1940 Act does not restrict the percentage of a nondiversified fund's assets that may be invested at any time in the securities of any one issuer. The Funds intend to comply, however, with the Code's diversification requirements and other requirements applicable to "regulated investment companies" so that they will not be subject to U.S. federal income tax on income and capital gain distributions to shareholders. For this reason, each Fund, with the exception of the New Jersey Fund, has adopted the additional investment restriction set forth below, which may not be changed without the approval of shareholders. Specifically, a Fund may not purchase a security if more than 25% of the Fund's total assets would be invested in the securities of a single issuer (other than the U.S. government, its agencies and instrumentalities); or, with respect to 50% of the Fund's total assets, if more than 5% of such assets would be invested in the securities of a single issuer (other than the U.S. government, its agencies and instrumentalities).

     To the extent the Funds are not fully diversified, they may be more susceptible to adverse economic, political or regulatory developments affecting a single issuer than would be the case if the Funds were more broadly diversified.

     As a matter of practice, each Fund permitted to enter into repurchase agreements treats reverse repurchase agreements as borrowings for purposes of compliance with the limitations of the 1940 Act. Reverse repurchase agreements will be taken into account along with borrowings from banks for purposes of the 5% limit set forth in the fourth fundamental investment restriction above.

     None of the Funds presently intends to invest more than 25% of its total assets in municipal obligations the payment of which depends on revenues derived from a single facility or similar types of facilities. Since certain municipal obligations may be related in such a way that an economic, business or political development or change affecting one such security could likewise affect the other securities, a change in this policy could result in increased investment risk, but no change is presently contemplated.

     For the purposes of the first and ninth fundamental investment restrictions set forth above, each Fund will treat (1) each state, territory and possession of the U.S., the District of Columbia and, if its assets and revenues are separate from those of the entity or entities creating it, each political subdivision, agency and instrumentality of any one (or more, as in the case of a multi state authority or agency) of the foregoing as an issuer of all securities that are backed primarily by its assets or revenues; (2) each company as an issuer of all securities that are backed primarily by its assets or revenues; and (3) each of the foregoing entities as an issuer of all securities that it guarantees; provided, however, that for the purpose of the first fundamental investment restriction no entity shall be deemed to be an issuer of a security that it guarantees so long as no more than 10% of a Fund's total assets (taken at current value) are invested in securities guaranteed by the entity and securities of which it is otherwise deemed to be an issuer.

     If a percentage limit is satisfied at the time of investment, a later increase or decrease resulting from a change in asset value is not a violation of the limit.

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                             VALUATION OF SECURITIES

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     Current  values for each Fund's  portfolio  securities may be determined in the following manner:

     1. short-term investments with maturities of sixty days or less when purchased are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market;

     2. short-term investments having maturities of more than sixty days for which market quotations are readily available are valued at current market value; and

     3. short-term investments having maturities of more than sixty days when purchased that are held on the sixtieth day prior to maturity are valued at amortized cost (market value on the sixtieth day adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market;

     All other investments are valued at market value or, where market quotations are not readily available, at fair value as determined in good faith according to procedures established by a Trust's Board of Trustees.

     The Trusts believe that reliable market quotations are generally not readily available for purposes of valuing municipal obligations. As a result, depending on the particular municipal obligations owned by a Fund, it is likely that most of the valuations for such obligations will be based upon their fair value determined under procedures approved by each respective Board of Trustees. The Boards of Trustees have authorized the use of a pricing service to determine the fair value of each Fund's municipal obligations and certain other securities.

     Taxable securities for which market quotations are readily available are valued on a consistent basis at that price quoted that, in the opinion of the Boards of Trustees or the person designated by the Boards of Trustees to make the determination, most nearly represents the market value of the particular security.

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                                    BROKERAGE

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SELECTION OF BROKERS

     In effecting transactions in portfolio securities for a Fund, Keystone or CMG seeks the best execution of orders at the most favorable prices. Keystone or CMG determines whether a broker-dealer has provided a Fund with best execution and price in the execution of a securities transaction by evaluating, among other things:

         1.       overall direct net economic result to such Fund;

         2.       the efficiency with which the transaction is effected;

         3. the broker-dealer's ability to effect the transaction where a large block is involved;

         4. the broker-dealer's readiness to execute potentially difficult transactions in the future;

         5.       the financial strength and stability of the broker-dealer; and

         6. the receipt of research services, such as analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information.

     The Funds' management weighs these considerations in determining the overall reasonableness of the brokerage commissions paid.

     Should a Fund, Keystone or CMG receive research and other statistical and factual information from a broker, such Fund would consider such services to be in addition to, and not in lieu of, the services Keystone or CMG is required to perform under their respective Advisory Agreements (as defined below). Keystone and CMG believe that the cost, value and specific application of such information are indeterminable and cannot be practically allocated between a Fund and its other clients who may indirectly benefit from the availability of such information. Similarly, a Fund may indirectly benefit from information made available as a result of transactions effected for Keystone or CMG's other clients. Under the Advisory Agreements, Keystone and CMG are permitted to pay higher brokerage commissions for brokerage and research services in accordance with Section 28(e) of the Securities Exchange Act of 1934. In the event Keystone and CMG follow such a practice, they will do so on a basis that is fair and equitable to the Funds.

     Each Trust's Board of Trustees has determined that a Fund may consider sales of such Fund's shares as a factor in the selection of brokers to execute portfolio transactions, subject to the requirements of best execution described above.

BROKERAGE COMMISSIONS

     Each Trust expects that purchases and sales of municipal obligations and temporary instruments usually will be principal transactions. Municipal obligations and temporary instruments are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There usually will be no brokerage commissions paid by a Fund for such purchases. Purchases from underwriters will include the underwriting commission or concession, and purchases from broker-dealers serving as market makers will include a dealer's mark up or reflect a dealer's mark down. Where transactions are made in the over-the-counter market, each Fund will deal with primary market makers unless more favorable prices are otherwise obtainable.

GENERAL BROKERAGE POLICIES

     In order to take advantage of the availability of lower purchase prices, a Fund may participate, if and when practicable, in group bidding for the direct purchase from an issuer of certain securities.

     Keystone and CMG make investment decisions for each Fund independently from those of their other clients. It may frequently develop, however, that Keystone or CMG will make the same investment decision for more than one client. Simultaneous transactions are inevitable when the same security is suitable for the investment objective of more than one account. When two or more of its clients are engaged in the purchase or sale of the same security, Keystone or CMG will allocate the transactions according to a formula that is equitable to each of its clients. Although, in some cases, this system could have a detrimental effect on the price or volume of a Fund's securities, each Trust believes that in other cases its ability to participate in volume transactions will produce better executions.

     A Fund does not purchase portfolio securities from or sell portfolio securities to Keystone, CMG, EKD or any of their affiliated persons, as defined in the 1940 Act.

     Each Board of Trustees will, from time to time, review that Trust's brokerage policy. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the respective Board of Trustees may change, modify or eliminate any of the foregoing practices.

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                                  SALES CHARGES

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     Each  Fund  offers  the  classes  of shares  indicated  below  that  differ primarily with respect to sales charges and distribution fees. As described below, depending upon the class of shares that you purchase, a Fund will impose a sales charge when you purchase Fund shares, a contingent deferred sales charge (a "CDSC") when you redeem Fund shares or no sales charges at all. A Fund charges a CDSC as reimbursement for certain expenses, such as commissions or shareholder servicing fees, that it has incurred in connection with the sale of its shares (see "Distribution Plans"). If imposed, a Fund deducts CDSCs from the redemption proceeds you would otherwise receive. CDSCs attributable to your shares are, to the extent permitted by the National Association of Securities Dealers, Inc. ("NASD"), paid to EKD or its predecessor. See the prospectus for additional information on a particular class.



FUND                               CLASSES

California Fund                    A, B, C
Florida Fund                       A, B, C
Massachusetts Fund                 A, B, C
Missouri Fund                      A, B, C
New Jersey Fund                    A, B, Y
New York Fund                      A, B, C
Pennsylvania Fund                  A, B, C, Y

CLASS DISTINCTIONS

CLASS A SHARES

     With certain exceptions, when you purchase Class A shares you will pay a maximum sales charge of 4.75%, payable at the time of purchase. (The prospectus contains a complete table of applicable sales charges and a discussion of sales charge reductions or waivers that may apply to purchases.) If you purchase Class A shares in the amount of $1 million or more, without an initial sales charge, the Fund will charge a CDSC of 1.00% if you redeem during the month of your purchase and the 12-month period following the month of your purchase. See "Calculation of Contingent Deferred Sales Charge" below.

CLASS B SHARES

     Each Fund offers Class B shares at net asset value (without an initial sales charge). With respect to Class B shares, each Fund charges a CDSC on shares redeemed as follows:

         REDEMPTION TIMING                                        CDSC RATE
         Month of purchase and the first twelve-month
              period following the month of purchase..................5.00%
         Second twelve-month
              period following the month of purchase..................4.00%
         Third twelve-month
              period following the month of purchase..................3.00%
         Fourth twelve-month
              period following the month of purchase..................3.00%
         Fifth twelve-month
              period following the month of purchase..................2.00%
         Sixth twelve-month
              period following the month of purchase..................1.00%
         Thereafter...................................................0.00%

     Class B shares that have been outstanding for seven years after the month of purchase, will automatically convert to Class A shares without imposition of a front-end sales charge or exchange fee. (Conversion of Class B shares represented by stock certificates will require the return of the stock certificate to Evergreen Keystone Service Company ("EKSC") each Trust's transfer and dividend disbursing agent.)

CLASS    C SHARES - CALIFORNIA, FLORIDA,  MASSACHUSETTS,  MISSOURI, NEW YORK AND
PENNSYLVANIA  FUNDS  ONLY

     Class C shares are available only through broker-dealers who have entered into special distribution agreements with the Underwriter. Each Fund offers Class C shares at net asset value (without an initial sales charge). With certain exceptions, however, a Fund will charge a CDSC of 1.00%, if you redeem shares during the month of your purchase and the 12-month period following the month of your purchase. See "Calculation of Contingent Deferred Sales Charge" below.

CLASS Y SHARES -  NEW  JERSEY AND PENNSYLVANIA FUNDS ONLY

     No CDSC is imposed on the redemption of class Y shares. Class Y shares are not offered to the general public and are available only to (i) persons who at or prior to December 31, 1994 owned shares in a mutual fund advised by Evergreen Asset Management Corp. ("Evergreen Asset"), (ii) certain institutional investors, and (iii) investment advisory clients of FUNB, or their affiliates. Class Y shares are offered at net asset value without a front-end or back-end sales charge and do not bear any Rule 12b-1 distribution expenses.

CALCULATION OF CONTINGENT DEFERRED SALES CHARGE

     Any CDSC imposed upon the redemption of Class A, Class B or Class C shares is a percentage of the lesser of (1) the net asset value of the shares redeemed or (2) the net cost of such shares. Upon request for redemption, a Fund will redeem shares not subject to the CDSC first. Thereafter, a Fund will redeem shares held the longest first.


SHARES THAT ARE NOT SUBJECT TO A SALES CHARGE OR CDSC

EXCHANGES

     A Fund does not charge a CDSC when you exchange your shares for the shares of the same class of another Evergreen Keystone Fund. However, if you are exchanging shares that are still subject to a CDSC, the CDSC will carry over to the shares you acquire by the exchange. Moreover, a Fund will compute any future CDSC based upon the date you originally purchased the shares you tendered for exchange.

     WAIVER  OF  SALES  CHARGES

     Purchases of Class A (i) in the amount of $1 million or more; (ii) by a corporate or certain other qualified retirement plan or a non-qualified deferred compensation plan or a Title 1 tax sheltered annuity or TSA plan sponsored by an organization having 100 or more eligible employees (a "Qualifying Plan") or a TSA plan sponsored by a public educational entity having 5,000 or more eligible employees (an "Educational TSA Plan"); or (iii) by (a) institutional investors, which may include bank trust departments and registered investment advisers; (b) investment advisers, consultants or financial planners who place trades for their own accounts or the accounts of their clients and who charge such clients a management, consulting, advisory or other fee; (c) clients of investment advisers or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisers or financial planners on the books of the broker-dealer through whom shares are purchased; (d) institutional clients of broker-dealers, including retirement and deferred compensation plans and the trusts used to fund these plans, which place trades through an omnibus account maintained with a Fund by the broker-dealer; and (e) employees of First Union National Bank of ("FUNB") and its affiliates, EKD and any broker-dealer with whom EKD has entered into an agreement to sell shares of a Fund, and members of the immediate families of such employees, will be at net asset value without the imposition of a front-end sales charge. Certain broker-dealers or other financial institutions may impose a fee on transactions in shares of the Funds.

     Shares of a Fund may also be sold, to the extent permitted by applicable law, regulations, interpretations, or exemptions, at net asset value without the imposition of an initial sales charge to (1) certain Directors, Trustees, officers, full-time employees or sales representatives of the Fund, FUNB, Keystone, EKD, and certain of their affiliates who have been such for not less than ninety days, and to members of the immediate families of such persons; (2) a pension and profit-sharing plan established by such companies, their subsidiaries and affiliates, for the benefit of their Directors, Trustees, officers, full-time employees, and sales representatives; or (3) a registered representative of a firm with a dealer agreement with EKD; provided, however, that all such sales are made upon the written assurance that the purchase is made for investment purposes and that the securities will not be resold except through redemption by a Fund.

     No initial sales charge or CDSC is imposed on purchases or redemptions of shares of a Fund by a bank or trust company in a single account in the name of such bank or trust company as trustee, if the initial investment in shares of a Fund or any fund in the Evergreen Keystone Funds, purchased pursuant to this waiver is at least $500,000 and any commission paid at the time of such purchase is not more than 1.00% of the amount invested.

     With respect to Class C shares purchased by a Qualifying Plan, no CDSC will be imposed on any redemptions made specifically by an individual participant in the Qualifying Plan. This waiver is not available in the event a Qualifying Plan, as a whole, redeems substantially all of its assets.

     In addition, no CDSC is imposed on a redemption of shares of a Fund in the event of (1) death or disability of the shareholder; (2) a lump-sum distribution from a benefit plan qualified under the Employee Retirement Income Security Act of 1974 ("ERISA"); (3) automatic withdrawals from ERISA plans if the shareholder is at least 59 1/2 years old; (4) involuntary redemptions of an account having an aggregate net asset value of less than $1,000; (5) automatic withdrawals under a Systematic Income Plan of up to 1.0% per month of the shareholder's initial account balance; (6) withdrawals consisting of loan proceeds to a retirement plan participant; (7) financial hardship withdrawals made by a retirement plan participant; or (8) withdrawals consisting of returns of excess contributions or excess deferral amounts made to a retirement plan participant.

--------------------------------------------------------------------------------

                               DISTRIBUTION PLANS

--------------------------------------------------------------------------------

     Rule 12b-1 under the 1940 Act permits investment companies, such as the Funds, to use their assets to bear expenses of distributing their shares if they comply with various conditions, including adoption of a distribution plan containing certain provisions set forth in Rule 12b-1 (a "Distribution Plan").

     The Funds' Class A, Class B, and Class C (as applicable) Distribution Plans have been approved by the appropriate Trust's Board of Trustees, including a majority of the Trustees who are not interested persons of each Trust, as defined in the 1940 Act, and who have no direct or indirect financial interest in the Distribution Plans or any agreement related thereto (the "Independent Trustees").

     The NASD limits the amount that a Fund may pay annually in distribution costs for sale of its shares and shareholder service fees. The NASD limits annual expenditures to 1.00% of the aggregate average daily net asset value of its shares, of which 0.75% may be used to pay such distribution costs and 0.25% may be used to pay shareholder service fees. The NASD also limits the aggregate amount that a Fund may pay for such distribution costs to 6.25% of gross share sales since the inception of the Distribution Plan, plus interest at the prime rate plus 1% on such amounts (less any CDSCs paid by shareholders to EKD) remaining unpaid from time to time.

CLASS A DISTRIBUTION PLAN

     The Class A Distribution Plan provides that a Fund may expend daily amounts at an annual rate, which is currently limited to 0.25% of such Fund's average daily net asset value attributable to Class A shares, to finance any activity that is primarily intended to result in the sale of Class A shares, including, without limitation, expenditures consisting of payments to EKD to enable EKD to pay or to have paid to others who sell Class A shares a service or other fee, at any such intervals as EKD may determine, in respect of Class A shares maintained by any such recipient and outstanding on the books of such Fund for specified periods.

     Amounts paid by a Fund under the Class A Distribution Plan are currently used to pay others, such as broker-dealers, service fees at an annual rate of up to 0.25% of the average net asset value of Class A shares maintained by such others and outstanding on the books of such Fund for specified periods.

CLASS B DISTRIBUTION PLANS

     The Class B Distribution Plans provide that a Fund may expend daily amounts at an annual rate of up to 1.00% of such Fund's average daily net asset value attributable to Class B shares to finance any activity that is primarily intended to result in the sale of Class B shares, including, without limitation, expenditures consisting of payments to EKD and/or, in the case of the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds, its predecessor. Payments are made to EKD (1) to enable EKD to pay to others (broker-dealers) commissions in respect of Class B shares sold since inception of a Distribution Plan; (2) to enable EKD to pay or to have paid to others a service fee, at such intervals as EKD may determine, in respect of Class B shares maintained by any such recipient and outstanding on the books of such Fund for specified periods; and (3) as interest.

     EKD generally reallows to broker-dealers or others a commission equal to 4.00% of the price paid for each Class B share sold. The broker-dealer or other party may also receive service fees at an annual rate of 0.15% of the average daily net asset value of such Class B share maintained by the recipient and outstanding on the books of a Fund for specified periods.

     EKD intends, but is not obligated, to continue to pay or accrue distribution charges incurred in connection with the Class B Distribution Plans that exceed current annual payments permitted to be received by EKD from a Fund ("Advances"). EKD intends to seek full reimbursement of such Advances from such Fund (together with annual interest thereon at the prime rate plus 1.00%) at such time in the future as, and to the extent that, payment thereof by such Fund would be within the permitted limits. If a Trust's Independent Trustees authorize such reimbursements of Advances, the effect would be to extend the period of time during which such Fund incurs the maximum amount of costs allowed by the Class B Distribution Plans.

     In connection with financing its distribution costs relating to the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds, including commission advances to broker-dealers and others, EKIS, the predecessor to EKD, sold to a financial institution substantially all of its 12b-1 fee collection rights and CDSC collection rights in respect of Class B shares sold during the period beginning approximately June 1, 1995 through November 30, 1996. KSTFF and KSTFFII have agreed not to reduce the rate of payment of 12b-1 fees in respect of such Class B shares unless it terminates such shares' Distribution Plan completely. If it terminates such Distribution Plans, the Funds may be subject to adverse distribution consequences.

     The financing of payments made by EKD to compensate broker-dealers or other persons for distributing shares of the Funds will be provided by FUNB or its affiliates.

CLASS C DISTRIBUTION PLAN - CALIFORNIA, FLORIDA, MASSACHUSETTS, MISSOURI, NEW YORK AND PENNSYLVANIA FUNDS ONLY

     The Class C Distribution Plan provides that a Fund may expend daily amounts at an annual rate of up to 1.00% of such Fund's average daily net asset value attributable to Class C shares to finance any activity that is primarily intended to result in the sale of Class C shares, including, without limitation, expenditures consisting of payments to EKD and/or its predecessor. Payments are made to EKD (1) to enable EKD to pay to others (broker-dealers) commissions in respect of Class C shares sold since inception of the Distribution Plan; (2) to enable EKD to pay or to have paid to others a service fee, at such intervals as EKD may determine, in respect of Class C shares maintained by any such recipient and outstanding on the books of such Fund for specified periods; and (3) as interest.

     EKD generally reallows to broker-dealers or others a commission in the amount of 0.75% of the price paid for each Class C share sold plus the first year's service fee in advance in the amount of 0.25% of the price paid for each Class C share sold. Beginning approximately fifteen months after purchase, broker-dealers or others receive a commission at an annual rate of 0.75% (subject to NASD rules) plus service fees at the annual rate of 0.25%, respectively, of the average daily net asset value of each Class C share maintained by the recipient and outstanding on the books of a Fund for specified periods.

DISTRIBUTION PLANS - GENERAL

     The total amounts paid by a Fund under the foregoing arrangements may not exceed the maximum Distribution Plan limits specified above. The amounts and purposes of expenditures under a Distribution Plan must be reported to the Independent Trustees quarterly. The Independent Trustees may require or approve changes in the implementation or operation of a Distribution Plan, and may also require that total expenditures by a Fund under a Distribution Plan be kept within limits lower than the maximum amount permitted by such Distribution Plan as stated above.

         At March 31, 1997, total unpaid distribution costs were as follows:

                                  CLASS B                        CLASS C
                       (% OF CLASS B NET ASSETS)      (% OF CLASS C NET ASSETS)
------------------ -------------------------------- ----------------------------
California Fund     $1,556,143        (7.14%)       $   130,741          (7.07%)
Florida Fund         3,352,712        (7.15%)         1,350,164         (13.99%)
Massachusetts Fund     446,206        (5.72%)           140,981          (6.83%)
Missouri Fund        1,287,330        (6.40%)           137,003         (10.49%)
New York Fund        1,184,099        (6.21%)           228,676         (12.22%)
Pennsylvania Fund    2,464,474        (6.62%)           831,646         (12.18%)


     Broker-dealers  or others  may  receive  different  levels of  compensation
depending  on  which  class  of  shares  they  sell.   Payments  pursuant  to  a
Distribution Plan are included in the operating expenses of the class.

     Each of the Distribution Plans may be terminated at any time by a vote of the Independent Trustees, or by vote of a majority of the outstanding voting shares of the respective class of Fund shares. If the Class B Distribution Plan is terminated, EKD and if appropriate, EKIS, will ask the Independent Trustees to take whatever action they deem appropriate under the circumstances with respect to payment of such Advances.

     Any change in a Distribution Plan that would materially increase the distribution expenses of a Fund provided for in a Distribution Plan requires shareholder approval. Otherwise, a Distribution Plan may be amended by votes of the majority of both (1) the Trust's Trustees and (2) the Independent Trustees cast in person at a meeting called for the purpose of voting on each amendment.

     While a Distribution Plan is in effect, the Trust will be required to commit the selection and nomination of candidates for Independent Trustees to the discretion of the Independent Trustees.

     The Independent Trustees of each Trust have determined that the sales of the Funds' shares resulting from payments under the Distribution Plans have benefited the respective Fund.

--------------------------------------------------------------------------------

                              TRUSTEES AND OFFICERS

--------------------------------------------------------------------------------

         Trustees and officers, their principal occupations and some of their affiliations over the last five years are as follows:

FREDERICK AMLING:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Professor, Finance Department, George
                                    Washington University; President, Amling & Company (investment advice); and former Member, Board of Advisers, Credito Emilano (bank ing).

LAURENCE B. ASHKIN:                 Trustee of the Trusts; Trustee or Director of all Evergreen Keystone
                                    funds other than Evergreen Investment Trust; real estate developer and construction consultant; and President of Centrum Equities and
                                    Centrum Properties, Inc.

CHARLES A. AUSTIN III:              Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Investment Counselor to Appleton Partners,
                                    Inc.; and former Managing Director, Seaward Management Corporation
                                    (investment advice).

FOSTER BAM:                         Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds other than Evergreen Investment Trust; Partner in the law firm of Cummings & Lockwood; Director, Symmetrix, Inc. (sulphur company) and Pet Practice, Inc. (veterinary services); and former
                                    Director, Chartwell Group Ltd. (Manufacturer of office furnishings and accessories), Waste Disposal Equipment Acquisition Corporation and
                                    Rehabilitation Corporation of America (rehabilitation hospitals).

*GEORGE S. BISSELL:                 Chairman of the Board and Chief Executive Officer and Trustee of,
                                    other than TETFT, 28 other Evergreen Keystone funds; Chairman of the
                                    Board and Trustee of Anatolia College; Trustee of University Hospital
                                    (and Chairman of its Investment Committee); former Director and
                                    Chairman of the Board of Hartwell Keystone Advisers, Inc.; and former
                                    Chairman of the Board, Director and Chief Executive Officer of
                                    Keystone Investments, Inc.

EDWIN D. CAMPBELL:                  Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Principal, Padanaram Associates, Inc.; and
                                    former Executive Director, Coalition of Essential Schools, Brown
                                    University.

CHARLES F. CHAPIN:                  Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; and former Director, Peoples Bank
                                    (Charlotte, NC).

K. DUN GIFFORD:                     Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Trustee, Treasurer and Chairman of the
                                    Finance Committee, Cambridge College; Chairman Emeritus and Direc
                                    tor, American Institute of Food and Wine;  Chairman and President,
                                    Oldways Preservation and Exchange Trust (education); former
                                    Chairman of the Board, Director, and Executive Vice President, The
                                    London Harness Company; former Managing Partner, Roscommon
                                    Capital Corp.; former Chief Executive Officer, Gifford Gifts of Fine
                                    Foods; former Chairman, Gifford, Drescher & Associates (environmental consulting); and former Director, Keystone Investments, Inc. and
                                    Keystone.

JAMES S. HOWELL:                    Trustee of the Trusts; Chairman and Trustee or Director of 12 other
                                    Evergreen Keystone funds; former Chairman of the Distribution
                                    Foundation for the Carolinas; and former Vice President of Lance Inc.
                                    (food manufacturing).

LEROY KEITH, JR.:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Chairman of the Board and Chief Executive
                                    Officer, Carson Products Company; Director of Phoenix Total Return
                                    Fund and Equifax, Inc.; Trustee of Phoenix Series Fund, Phoenix Multi-
                                    Portfolio Fund, and The Phoenix Big Edge Series Fund; and former
                                    President, Morehouse College.

F. RAY KEYSER, JR.:                 Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Chairman and Of Counsel, Keyser, Crowley
                                    & Meub, P.C.; Member, Governor's (VT) Council of Economic Advisers;
                                    Chairman of the Board and Director, Central Vermont Public Service
                                    Corporation and Lahey Hitchcock Clinic; Director, Vermont Yankee
                                    Nuclear Power Corporation, Grand Trunk Corporation, Grand Trunk
                                    Western Railroad, Union Mutual Fire Insurance Company, New
                                    England Guaranty Insurance Company, Inc., and the Investment
                                    Company Institute; former Director and President, Associated
                                    Industries of Vermont; former Director of Keystone, Central Vermont
                                    Railway, Inc., S.K.I. Ltd., and Arrow Financial Corp.; and former
                                    Director and Chairman of the Board, Proctor Bank and Green Mountain
                                    Bank.

GERALD M. MCDONNELL:                Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; Trustee or Director of all of the funds in the Evergreen
                                    Family of Funds; and Sales Representative with Nucor-Yamoto, Inc.
                                    (Steel producer).

THOMAS L. MCVERRY:                  Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; former Vice President and Director of Rexham
                                    Corporation; and former Director of Carolina Cooperative Federal Credit
                                    Union.

*WILLIAM WALT PETTIT:               Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; and Partner in the law firm of Holcomb and Pettit, P.A.

DAVID M. RICHARDSON:                Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Vice Chair and former Executive Vice
                                    President, DHR International, Inc. (executive recruitment); former
                                    Senior Vice President, Boyden International Inc. (executive recruit ment); and Director, Commerce and Industry Association of New Jersey,
                                    411 International, Inc., and J&M Cumming Paper Co.

RUSSELL A.
SALTON, III MD:                     Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; Medical Director, U.S. Health Care/Aetna Health
                                    Services; and former Managed Health Care Consultant; former
                                    President, Primary Physician Care.

MICHAEL S. SCOFIELD:                Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; and Attorney, Law Offices of Michael S. Scofield.

RICHARD J. SHIMA:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Chairman, Environmental Warranty, Inc.
                                    (insurance agency); Executive Consultant, Drake Beam Morin, Inc.
                                    (executive outplacement); Director of Connecticut Natural Gas Corpora tion, Hartford Hospital, Old State House Association, Middlesex Mutual
                                    Assurance Company, and Enhance Financial Services, Inc.; Chairman,
                                    Board of Trustees, Hartford Graduate Center; Trustee, Greater Hartford
                                    YMCA; former Director, Vice Chairman and Chief Investment Officer,
                                    The Travelers Corporation; former Trustee, Kingswood-Oxford School;
                                    and former Managing Director and Consultant, Russell Miller, Inc.

ANDREW J. SIMONS:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Partner, Farrell, Fritz, Caemmerer, Cleary,
                                    Barnosky & Armentano, P.C.; Adjunct Professor of Law and former
                                    Associate Dean, St. John's University School of Law; Adjunct Professor
                                    of Law, Touro College School of Law; and former President, Nassau
                                    County Bar Association.

ROBERT J. JEFFRIES:                 Trustee Emeritus of 12 Evergreen Keystone Funds and Corporate
                                    Consultant since 1967.

JOHN J. PILEGGI:                    President and Treasurer of the Trusts; President and Treasurer of all
                                    other Evergreen Keystone funds; Senior Managing Director, Furman
                                    Selz LLC since 1992; Managing Director from 1984 to 1992; Consultant to BISYS Fund Services since 1996; 230 Park Avenue, Suite 910, New
                                    York, NY.

GEORGE O. MARTINEZ:                 Secretary of the Trusts; Secretary of all other Evergreen Keystone funds; Senior Vice President and Director of Administration and
                                    Regulatory Services, BISYS Fund Services; Vice President/Assistant
                                    General  Counsel, Alliance Capital Management from 1988 to 1995;
                                    3435 Stelzer Road, Columbus, Ohio.


     * This Trustee may be considered an "interested person" of the Funds within the meaning of the 1940 Act.

     For the fiscal year ended March 31, 1997, none of the Trustees or officers of the Funds received any direct remuneration from the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds. For the fiscal period ending March 31, 1997, Independent Trustees of the New Jersey Fund received $2,148 in retainers and fees. For the year ending March 31, 1997, fees paid to Independent Trustees on a fund complex wide basis (which included approximately 60 mutual funds) were approximately $846,350. With the exception of the Massachsuetts Fund, on August 29, 1997, the Trustees and officers of the Trusts, as a group, beneficially owned less than 1% of each Funds' then outstanding shares. Trustees and officers of the Trusts, as a group, beneficially owned 2.8% of the Massachsuetts Fund's outstanding shares as of August 29, 1997.

     Except as set forth above, the address of all the Trusts' Trustees and officers is 200 Berkeley Street, Boston, Massachusetts 02116-5034.

     Set forth below for each of the Trustees receiving in excess of $60,000 for the fiscal period of April 1, 1996 through March 31, 1997 is the aggregate compensation paid to such Trustee by the EvergreenKeystone Funds:


                                                     Total Compensation
                                                     From Fund Complex
NAME                                                 PD. TO TRUSTEE

James S. Howell                                      $66,000
Russell A Salton, III M.D.                           $61,000
Michael S. Scofield                                  $61,000

--------------------------------------------------------------------------------

                               INVESTMENT ADVISERS

--------------------------------------------------------------------------------


     Subject to the general  supervision of each Trust's Board of Trustees,  the
Funds'   investment   advisers  provide   investment   advice,   management  and
administrative services to each Fund.

     On December 11, 1996, the predecessor corporation to First Union Keystone, Keystone Investments, Inc. ("Keystone Investments") and indirectly each subsidiary of Keystone Investments, including Keystone, were acquired (the "Acquisition") by FUNB, a wholly-owned subsidiary of First Union Corporation ("First Union"). Keystone Investments was acquired by FUNB by merger into a wholly-owned subsidiary of FUNB, which entity then assumed the name "First Union Keystone, Inc." and succeeded to the business of the predecessor corporation. Contemporaneously with the Acquisition, each Fund other than the New Jersey Fund entered into a new investment advisory agreement with Keystone and into a principal underwriting agreement with EKD, a wholly-owned subsidiary of The BYSIS Group, Inc. The new investment advisory agreements between KSTFF, KSTFFII and Keystone were approved by the shareholders of each Fund on December 9, 1996, and became effective on December 11, 1996.

     First Union Keystone (and each of its subsidiaries, including Keystone) is indirectly owned by First Union. First Union is headquartered in Charlotte, North Carolina, and had $137 billion in consolidated assets as of March 31, 1997. First Union and its subsidiaries provide a broad range of financial services to individuals and businesses throughout the United States. CMG, Keystone and Evergreen Asset Management Corp., a wholly-owned subsidiary of FUNB, manage or otherwise oversee the investment of over $62 billion in assets as of March 31, 1997 belonging to a wide range of clients, including the Evergreen Keystone funds.

     Pursuant to the advisory agreements (the "Advisory Agreements") between the Trusts and their respective investment advisers, and subject to the supervision of the appropriate Trust's Board of Trustees, Keystone and CMG furnishes to each Fund investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of each Fund's assets. Keystone and CMG pay for all of the expenses incurred in connection with the provision of its services.

     Each Fund pays for all charges and expenses, other than those specifically referred to as being borne by Keystone or CMG, including, but not limited to,
(1) custodian charges and expenses; (2) bookkeeping and auditors' charges and expenses; (3) transfer agent charges and expenses; (4) fees and expenses of Independent Trustees; (5) brokerage commissions, brokers' fees and expenses; (6) issue and transfer taxes; (7) costs and expenses under the Distribution Plan;
(8) taxes and trust fees payable to governmental agencies; (9) the cost of share certificates; (10) fees and expenses of the registration and qualification of such Fund and its shares with the SEC or under state or other securities laws;
(11) expenses of preparing, printing and mailing prospectuses, statements of additional information, notices, reports and proxy materials to shareholders of such Fund; (12) expenses of shareholders' and Trustees' meetings; (13) charges and expenses of legal counsel for such Fund and for the Independent Trustees of the Trust on matters relating to such Fund; (14) charges and expenses of filing annual and other reports with the SEC and other authorities; and all extraordinary charges and expenses of such Fund.

     The California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds each pay Keystone a fee for its services at the annual rate of:

                                                           Aggregate Net Asset
Management                                                        Value of the
FEE                                                         SHARES OF THE FUND

0.55%    of the first                                     $  50,000,000, plus
0.50%    of the next                                      $  50,000,000, plus
0.45%    of the next                                      $ 100,000,000, plus
0.40%    of the next                                      $ 100,000,000, plus
0.35%    of the next                                      $ 100,000,000, plus
0.30%    of the next                                      $ 100,000,000, plus
0.25%    of amounts over                                  $ 500,000,000.

     Keystone's fee is computed as of the close of business each business day and payable monthly.

     Under its Advisory Agreements, any liability of Keystone in connection with rendering services thereunder is limited to situations involving its willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

     The New Jersey Fund pays CMG a fee for its services equal to 0.50 of 1% of the average daily net asets up to $500 million, 0.45 of 1% of the next $500 million of assets, 0.40 of 1% of assets in excess of $1 billion but not exceeding $1.5 billion, and 0.35 of 1% of assets in excess of $1.5 billion.

     The Advisory Agreements continue in effect for two years from their respective effective dates and, thereafter, from year to year only if approved at least annually by the Board of Trustees of a Trust or by a vote of a majority of a Fund's outstanding shares (as defined in the 1940 Act). In either case, the terms of a Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. An Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Trust's Board of Trustees or by a vote of a majority of outstanding shares. An Advisory Agreement will terminate automatically upon its "assignment" as that term is defined in the 1940 Act.

     Keystone has voluntarily limited the expenses of the Class A, Class B and Class C shares of each Fund advised by it to 0.75%, 1.50%, and 1.50% of average daily net assets, respectively. Keystone currently intends to continue the foregoing expense limitations on a calendar month-by-month basis. Keystone will periodically evaluate the expense limitations and may modify or terminate them in the future. Keystone would not be required to make such reimbursement to any Fund to the extent it would result in the Fund's inability to qualify as a regulated investment company under the Code.

--------------------------------------------------------------------------------

                              PRINCIPAL UNDERWRITER

--------------------------------------------------------------------------------

     Each Trust has entered into Principal Underwriting Agreements (each an "Underwriting Agreement") with EKD with respect to each class. EKD, which is not affiliated with First Union, replaces EKIS as KSTFF's and KSTFFII's principal underwriter. EKIS may no longer act as principal underwriter of such Trusts due to regulatory restrictions imposed by the Glass-Steagall Act upon national banks such as FUNB and their affiliates, that prohibit such entities from acting as the underwriters of mutual fund shares. While EKIS may no longer act as principal underwriter of the Trusts as discussed above, EKIS may continue to receive compensation from KSTFF and KSTFFII or EKD in respect of underwriting and distribution services performed prior to the termination of EKIS as principal underwriter. In addition, EKIS may also be compensated by EKD for the provision of certain marketing support services to EKD at an annual rate of up to .75% of the average daily net assets of a Fund, subject to certain restrictions.

     EKD, as agent, has agreed to use its best efforts to find purchasers for the shares. EKD may retain and employ representatives to promote distribution of the shares and may obtain orders from broker-dealers, and others, acting as principals, for sales of shares to them. The Underwriting Agreements provide that EKD will bear the expense of preparing, printing, and distributing advertising and sales literature and prospectuses used by it. EKD or EKIS, its predecessor, may receive payments from the Trusts pursuant to the Distribution Plans.

     All subscriptions and sales of shares by EKD are at the public offering price of the shares, which is determined in accordance with the provisions of each Trust's Declaration of Trust, By-Laws, current prospectuses and statement of additional information. All orders are subject to acceptance by the respective Trust and each Trust reserves the right, in its sole discretion, to reject any order received. Under the Underwriting Agreements, a Trust is not liable to anyone for failure to accept any order.

     Each Trust has agreed under the Underwriting Agreements to pay all expenses in connection with the registration of its shares with the Securities and Exchange Commission (the "Commission") and auditing and filing fees in connection with the registration of its shares under the various state "blue-sky" laws.

         EKD has agreed that it will, in all respects, duly conform with all state and federal laws applicable to the sale of the shares. EKD has also agreed that it will indemnify and hold harmless each Trust and each person who has been, is, or may be a Trustee or officer of a Trust against expenses reasonably incurred by any of them in connection with any claim, action, suit, or proceeding to which any of them may be a party that arises out of or is alleged to arise out of any misrepresentation or omission to state a material fact on the part of EKD or any other person for whose acts EKD is responsible or is alleged to be responsible, unless such misrepresentation or omission was made in reliance upon written information furnished by the respective Trust.

     Each Underwriting Agreement provides that it will remain in effect as long as its terms and continuance are approved annually (i) by a vote of a majority of the respective Trust's Independent Trustees, and (ii) by vote of a majority of the respective Trust's Trustees, in each case, cast in person at a meeting called for that purpose.

     Each Underwriting Agreement may be terminated, without penalty, on 60 days' written notice by the respective Board of Trustees or by a vote of a majority of outstanding shares subject to such agreement. Each Underwriting Agreement will terminate automatically upon its "assignment," as that term is defined in the 1940 Act.

     From time to time, if, in EKD's judgment, it could benefit the sales of shares, EKD may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software, and data files.


--------------------------------------------------------------------------------

                                  ADMINISTRATOR

--------------------------------------------------------------------------------

     EKIS, a subsidiary of First Union Keystone, serves as administrator to the New Jersey Fund and is entitled to receive a fee based on the average daily net assets of the Fund at a rate based on the total assets of the mutual funds administered by EKIS for which CMG, Keystone or Evergreen Asset also serve as investment adviser, calculated in accordance with the following schedule: .050% of the first $7 billion; .035% on the next $3 billion; .030% on the next $5 billion; .020% on the next $10 billion; .015% on the next $5 billion; and .010% on assets in excess of $30 billion.


--------------------------------------------------------------------------------

                                SUB-ADMINISTRATOR

--------------------------------------------------------------------------------

     BISYS provides personnel to serve as officers of the Funds, and provides certain administrative services to the Funds pursuant to a sub-administrator agreement. For its services under that agreement, BISYS receives a fee based on the aggregate average daily net assets of the Funds. The subadministrator fee is calculated in accordance with the following schedule:



                               Aggregate Average Daily Net Assets Of  Funds For
                                          Which Any Affiliate Of FUNB Serves As
                                            Investment Adviser or Administrator
Sub-Administrator Fee          And for Which BISYS Serves as Sub- Administrator
--------------------------------------------------------------------------------

0.0100%                                          on the first $7 billion
0.0075%                                           on the next $3 billion
0.0050%                                          on the next $15 billion
0.0040%                               on assets in excess of $25 billion


     The total assets of the mutual funds for which FUNB affiliates also serve as investment advisers were approximately $29 billion as of March 31, 1997.

--------------------------------------------------------------------------------

                              DECLARATIONS OF TRUST

-------------------------------------------------------------------------------

MASSACHUSETTS BUSINESS TRUST

     Each Trust is a Massachusetts business trust established under a Declaration of Trust (the "Declaration of Trust" or "Declarations of Trust"). A Trust is similar in most respects to a business corporation. The principal distinction between a Trust and a corporation relates to the shareholder liability described below. A copy of each Trust's Declaration of Trust was filed as an exhibit to the Trust's Registration Statement. This summary is qualified in its entirety by reference to the Declarations of Trust.

DESCRIPTION OF SHARES

     Each Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest of classes of shares. Each share of a Fund represents an equal proportionate interest in such Fund with each other share of the Fund. Upon liquidation, Fund shares are entitled to a pro rata share of the Fund based on the relative net assets of each class.

SHAREHOLDER LIABILITY

     Pursuant to certain decisions of the Supreme Judicial Court of Massachusetts, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. If a Trust were held to be a partnership, the possibility of the shareholders incurring financial loss for that reason appears remote because each Trust's Declaration of Trust (1) contains an express disclaimer of shareholder liability for obligations of the Trust; (2) requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees; and (3) provides for indemnification out of Trust property for any shareholder held personally liable for the obligations of the Trust.

VOTING RIGHTS

     Under the terms of its Declaration of Trust, a Trust does not hold annual meetings. At meetings called for the initial election of Trustees or to consider other matter, shares of a Fund are entitled to one vote per share. Shares generally vote together as one class on all matters, except that each Fund has exclusive voting rights with respect to matters which affect only that Fund. Classes of shares of a Fund have equal voting rights except that each class of shares has exclusive voting rights with respect to its respective Distribution Plan. No amendment may be made to a Declaration of Trust that adversely affects any class of shares without the approval of a majority of the shares of that class. Shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees to be elected at a meeting and, in such event, the holders of the remaining 50% or less of the shares voting will not be able to elect any Trustees.

     After the initial meeting to elect Trustees no further meetings of shareholders for the purpose of electing Trustees will be held, unless required by law, unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for election of Trustees.

     Except as set forth above, the Trustees shall continue to hold office indefinitely, unless otherwise required by law, and may appoint successor Trustees. A Trustee may be removed from or cease to hold office (as the case may be) (1) at any time by two-thirds vote of the remaining Trustees; (2) when such Trustee becomes mentally or physically incapacitated; or (3) at a special meeting of shareholders by a two-thirds vote of the outstanding shares. Any Trustee may voluntarily resign from office.

LIMITATION OF TRUSTEES' LIABILITY

     Each Declaration of Trust provides that a Trustee shall be liable only for his own willful defaults and, if reasonable care has been exercised in the selection of officers, agents, employees or investment advisers, shall not be liable for any neglect or wrongdoing of any such person; provided, however, that nothing in the Declaration of Trust shall protect a Trustee against any liability for his willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

     The Trustees have absolute and exclusive control over the management and disposition of all assets of the Funds and may perform such acts as in their sole judgment and discretion are necessary and proper for conducting the business and affairs of a Trust or promoting the interests of a Trust and its Funds and the shareholders.

--------------------------------------------------------------------------------

                                    EXPENSES

--------------------------------------------------------------------------------

     The tables below list the total dollar amounts paid by the Funds for services rendered for the periods specified. For more information on specific expenses, see the "Investment Advisers", "Distribution Plans", "Principal Underwriter" and "Sales Charges" sections of the SAI.


                                                1997 FUND EXPENSES

                                                                                                               AGGREGATE DOLLAR
                                                                                                               AMOUNT OF
                                                                                            AGGREGATE DOLLAR   UNDERWRITING
                                     PERCENTAGE OF                                          AMOUNT OF          COMMISSIONS
                         ADVISORY    FUND AVERAGE   CLASS A      CLASS B         CLASS C    UNDERWRITING       RETAINED BY EKIS
                         FEES        NET ASSETS     12B-1 FEES   12B-1 FEES      12B-1 FEES COMMISSIONS        OR EKD
                         ==========  ============== ============ ==============  ========== =================  ==================

CALIFORNIA FUND(1)       $51,555     0.55%          $2,121       $66,054         $4,972     $133,966           $60,931
FLORIDA FUND(2)          $507,576    0.55%          $46,410      $469,958        $97,209    $683,260           $452,797
MASSACHUSETTS FUND(2)    $63,584     0.55%          $2,689       $67,185         $19,460    $97,579            $29,745
MISSOURI FUND(1)         $46,447     0.55%          $1,259       $64,269         $3,949     $96,918            $55,982
NEW JERSEY FUND(3)       $135,196    0.50%          $47,320      $25,809         N/A        N/A                N/A
------------------------ ----------  -------------- ------------ --------------  ---------- -----------------  ------------------
NEW YORK FUND(2)         $135,473    0.55%          $5,586       $166,682        $19,837    $236,114           $20,175
PENNSYLVANIA FUND(2)     $390,366    0.53%          $39,570      $343,818        $71,610    $504,459           $106,694
======================== ==========  ============== ============ ==============  ========== =================  ==================

(1) For fiscal  period of December 1, 1996 to March 31, 1997
(2) For fiscal year ended March 31, 1997
(3) For fiscal period of September 1, 1996 to March 31, 1997


                                    1996 FUND EXPENSES


                                                                 AGGREGATE
                                                                 DOLLAR AMOUNT
                                                AGGREGATE        OF
                                 PERCENTAGE     DOLLAR AMOUNT    UNDERWRITING
                                 OF FUND        OF               COMMISSIONS
                  ADVISORY       AVERAGE NET    UNDERWRITING     RETAINED BY
                  FEES           ASSETS         COMMISSIONS      EKIS OR EKD
                  ============== =============  ===============  ===============
CALIFORNIA FUND   $163,334(1)    0.55%          $341,589         $67,534
FLORIDA FUND      $557,537(2)    0.52%          $771,514         $213,167
MASSACHUSETTS
FUND              $62,760(2)     0.55%          $108,131         $18,234
MISSOURI FUND     $146,922(1)    0.55%          $230,925         $94,279
NEW JERSEY
FUND              $107,212(3)    0.50%          N/A              N/A
----------------- -------------- -------------  ---------------  ---------------
MASSACHUSETTS
FUND              $62,760(2)     0.55%          $108,131         $18,234
                  -------------- -------------  ---------------  ---------------
NEW YORK FUND     $118,589(2)    0.55%          $201,162         $201,162
PENNSYLVANIA      $402,467(2)    0.53%          $482,423         $482,423
FUND




                               1995 FUND EXPENSES


                                               AGGREGATE
                                               DOLLAR AMOUNT
                               AGGREGATE       OF
                PERCENTAGE     DOLLAR AMOUNT   UNDERWRITING
                OF FUND        OF              COMMISSIONS
 ADVISORY       AVERAGE NET    UNDERWRITING    RETAINED BY
 FEES           ASSETS         COMMISSIONS     EKIS OR EKD
 ============== =============  =============== =================
 $113,353(4)    0.55%          $170,600        $170,600
 $515,205(5)    0.52%          $740,118        $740,118

 $43,636(5)     0.55%          $88,538         $88,538
 $120,166(4)    0.55%          $165,772        $65,153

 $190,195(6)    0.50%          N/A             N/A
 -------------- -------------  --------------- -----------------

 $43,636(5)     0.55%          $88,538         $88,538
 -------------- -------------  --------------- -----------------
 $63,808(5)     0.55%          $88,538         $88,538
 $357,852(5)    0.54%          $474,847        $353,409


(1) For fiscal year ended November 30, 1996
(2) For fiscal year ended March 31, 1996
(3) For fiscal  period of March 1, 1996 to August 31,  1996
(4) For fiscal  year ended  November 30, 1995
(5) For fiscal year ended March 31, 1995
(6) For fiscal period of March 1, 1995 to February 28, 1996

     In accordance with voluntary expense limitations in effect during the fiscal year or period ended March 31, 1997, Keystone or CMG voluntarily reimbursed or waived fees for the California, Florida, Massachusetts, Missouri, New Jersey, New York, Pennsylvania and Funds in the amounts of $43,885, $160,819, $97,150, $46,528, $135,196, $106,560, and $169,740, respectively.

BROKERAGE COMMISSIONS

     The Funds paid no brokerage commissions during the fiscal years ended March 31, 1997 and 1996 and 1995.

--------------------------------------------------------------------------------

                 STANDARDIZED TOTAL RETURN AND YIELD QUOTATIONS

--------------------------------------------------------------------------------

TOTAL RETURN

     Total return quotations for a class of shares of a Fund as they may appear from time to time in advertisements are calculated by finding the average annual compounded rates of return over one, five and ten year periods, or the time periods for which such class of shares has been effective, whichever is relevant, on a hypothetical $1,000 investment that would equate the initial amount invested in the class to the ending redeemable value. To the initial investment all dividends and distributions are added, and all recurring fees charged to all shareholder accounts are deducted. The ending redeemable value assumes a complete redemption at the end of the relevant periods.

     The annual total returns for Class A shares of the Funds (including applicable sales charge) are as follows for the periods indicated:

                                                                                                      Commencement
                                  Five Years        Three Years       One Year                      Of Operations
NAME OF FUND                      ended 03/31/97    ended 03/31/97    ended 03/31/97                   to 03/31/97
------------                      --------------    --------------    --------------                   -----------
California Fund(1)                  N/A              4.28%              (0.55)%                           2.07%
Florida Fund(2)                     5.19%            4.30%              (1.41)%                           6.35%
Massachusetts Fund(3)               N/A              4.23%              (0.07)%                           1.51%
Missouri Fund(1)                    N/A              4.50%                0.22%                           2.66%
New Jersey Fund(4)                  5.74%            4.51%              (0.29)%                           6.03%
New York Fund(3)                    N/A              4.84%              (0.11)%                           2.60%
Pennsylvania Fund(5)                5.66%            4.25%                0.30%                           7.14%

-------------
(1)  Commenced  operations  on  February  1, 1994
(2)  Commenced  operations  on December 28, 1990
(3)  Commenced  operations  on February 4, 1994
(4)  Commenced operations on July 16, 1991
(5) Commenced operations on December 27, 1990

     The average annual total returns for Class B shares of the Funds are as follows for the periods indicated:

                                                                   Commencement
                              Three Years         One Year        Of Operations
NAME OF FUND                  ended 03/31/97    ended 03/31/97      to 03/31/97
------------                  --------------  ----------------      -----------
California Fund(1)             4.33%              (1.31)%              2.22%
Florida Fund(2)                4.35%              (2.16)%              3.92%
Massachusetts Fund(3)          4.23%              (0.72)%              1.59%
Missouri Fund(1)               4.45%              (0.51)%              2.57%
New Jersey Fund(4)             N/A                (1.25)%            (1.72)%
New York Fund(3)               4.87%              (0.95)%              2.61%
Pennsylvania Fund(2)           4.24%              (0.50)%              4.40%


-------------
(1)  Commenced  operations  on  February  1, 1994
(2)  Commenced  operations  on February 1, 1993
(3)  Commenced  operations  on  February 4, 1994
(4)  Commenced operations on January 30, 1996

         The average annual total returns for Class C shares of the Funds that offer Class C are as follows for the periods indicated:


                                                               Commencement
                             Three Years       One Year       Of Operations
NAME OF FUND               ended 03/31 97    ended 03/31/97     to 03/31/97
------------                -------------  ----------------     -----------
California Fund(1)            5.10%                 2.55%          2.96%
Florida Fund(2)               5.26%                 1.76%          4.31%
Massachusetts Fund(3)         5.07%                 3.14%          2.36%
Missouri Fund(1)              5.33%                 3.49%          3.39%
New York Fund(3)              5.77%                 3.14%          3.42%
Pennsylvania Fund(2)          5.15%                 3.49%          4.82%



-------------
(1) Commenced operations on February 1, 1994
(2) Commenced operations on February 1, 1993
(3) Commenced operations on February 4, 1994

     The average annual total return for Class Y shares of the New Jersey Fund was 4.74% for the year ended March 31, 1997 and 2.31% for the period of February 8, 1996 (Commencement of Operations) to March 31, 1997.


CURRENT YIELD AND TAX EQUIVALENT YIELD

     Current yield quotations as they may appear from time to time in advertisements will consist of a quotation based on a 30-day period ended on the date of the most recent balance sheet of a Fund, computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the base period. Such yield will include income from sources other than municipal obligations, if any. For the 30-day period ended March 31, 1997, the current and tax-equivalent yields of the Funds are shown below. Tax equivalent yield is, in general, the current yield divided by a factor equal to one minus a stated income tax rate and reflects the yield a taxable investment would have to achieve in order to equal on an after-tax basis a tax-exempt yield.

     The tax equivalent yields for each class of the Funds for the an investor in the 31% federal tax bracket are as follows:



                           30-DAY YIELD                       TAX-EQUIVALENT YIELD

                     Class A      Class B        Class C       Class A         Class B         Class C
===================  ============ =============  ============= =============== ==============  ==============

California Fund      4.80%        4.28%          4.28%         6.96%           6.20%           6.20%
Florida Fund         5.06%        4.56%          4.56%         7.33%           6.61%           6.61%
Massachusetts        4.91%        4.38%          4.39%         7.12%           6.35%           6.36%
Fund
Missouri Fund        4.99%        4.48%          4.47%         7.23%           6.49%           6.48%
New Jersey Fund      4.94%        4.01%          N/A           7.16%           5.81%           N/A
New York Fund        4.80%        4.28%          4.27%         6.96%           6.20%           6.19%
Pennsylvania         4.96%        4.46%          4.46%         7.19%           6.46%           6.46%
Fund
===================  ============ =============  ============= =============== ==============  ==============


     The 30-day yield and tax-equivalent yield for Class Y shares of the New Jersey Fund were 5.07% and 7.35%, respectively.

     Any given yield or total return quotation should not be considered representative of the Fund's yield or total return for any future period.

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The Funds' financial statements for the fiscal year or period ended March 31, 1997, and the report thereon of KPMG Peat Marwick LLP, are incorporated by reference herein from the Funds' Annual Report, as filed with the Commission pursuant to Section 30(d) of the 1940 Act and Rule 30d-1 thereunder.

     You may obtain a copy of each Fund's Annual Report without charge by writing to EKSC, P.O. Box 2121, Boston, Massachusetts 02106-2121, or by calling EKSC toll free at 1-800-343-2898.

--------------------------------------------------------------------------------

                             ADDITIONAL INFORMATION

--------------------------------------------------------------------------------


REDEMPTIONS IN KIND

     If conditions arise that would make it undesirable for the Funds to pay for all redemptions in cash, the Funds may authorized payment to be made in portfolio securities or other property. The Funds have obligated themselves, however, under the 1940 Act, to redeem for cash all shares presented for redemption by any one shareholder up to the lesser of $250,000 or 1% of the Fund's net assets in any 90-day period. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share and would, to the extent permitted by law, be readily marketable. Shareholders receiving such securities would incur brokerage costs upon the securities' sale.

GENERAL

     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is the custodian (the "Custodian") of all securities and cash of the Trusts. The Custodian performs no investment management functions for the Trusts, but, in addition to its custodial services, is responsible for accounting and related record keeping on behalf of the Trusts.

     Except as otherwise stated in its prospectuses or required by law, each Trust reserves the right to change the terms of the offer stated in its prospectuses without shareholder approval, including the right to impose or change fees for services provided.

     No dealer, salesman or other person is authorized to give any information or to make any representation not contained in each Trust's prospectuses, statement of additional information or in supplemental sales literature issued by the Trust or EKD, and no person is entitled to rely on any information or representation not contained therein.

     The Funds' prospectuses and statement of additional information omit certain information contained in the registration statement filed with the Commission, a copy of which may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fee prescribed by the rules and regulations promulgated by the Commission.

     Set forth below is information with respect to each person,who, to each Fund's knowledge, owned beneficially or of record more than 5% of a class of each Fund's total outstanding shares and their aggregate ownership of each Class' total outstanding shares as of August 29, 1997.


Fund              Name and Address                             Class  % of Class
California        MLPF & S for the Sole Benefit                 A        10.04%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

California        MLPF & S for the Sole Benefit                 B        15.51%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

California        MLPF & S for the Sole Benefit                 C       34.98%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

California        Victor Edward Rylander                        C        9.50%
                  Lucille Rylander Co-TTEES
                  Victor & Lucille Rylander Trust
                  U/A DTD 09-18-96
                  4102 Caflur Ave
                  San Diego, CA 92117

California        Prudential Securities FBO                   C         6.11%
                  Rakesh C Gupta
                  Neelam Gupta CO-TTEES
                  FBO Gupta Family Living Trust 12/22/94
                  Hemet, CA 92544

California        Alex Brown & Sons Incorporated              C         5.79%
                  FBO 489-31533-14
                  PO Box 1346
                  Baltimore, MD 21203-1346

California        Alex Brown & Sons Incorporated              C         5.67%
                  FBO 489-30559-15
                  P O Box 1346
                  Baltimore, MD 21203-1346

California        Smith Barney Inc.                           C         5.67%
                  00154933343
                  388 Greenwich Street
                  New York, NY 10013

California        Richard B Smith                             C         5.48%
                  Doris M. Smith TTEE
                  Smith Trust
                  U/A DTD 4/8/93
                  4853 Mt Royal Court
                  San Diego, CA 92117-2917

Florida           MLPF&S for the sole benefit                 A        10.20%
                  of it customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr. E, 3rd Floor
                  Jacksonville, FL 32246-6484

Florida           MLPF&S for the sole benefit                 B        19.34%
                  of it customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr. E, 3rd Floor
                  Jacksonville, FL 32246-6484

Florida           MLPF&S for the sole benefit                 C        32.48%
                  of it customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr. E, 3rd Floor
                  Jacksonville, FL 32246-6484

Florida           Painewebber for the benefit of              C        6.96%
                  Betty J. Puskar Ttee
                  Betty J. Puskar Rev. Trust
                  708 Ocean Drive
                  Juno Beach, FL 33408-1911

Florida           Painewebber for the benefit of              C        5.14%
                  Wayne D. Rebertus Ttee
                  U/A/DTD 8/3/89
                  FBO Wayne D. Rebertus
                  720 NW 73 Terrace
                  Plantation, FL 33317-1028

Massachusetts     Richard Nakashian                           A        9.89%
                  P O Box 3150
                  Pocasset, MA 02559-3150

Massachusetts     Ida R Rodriguez                             A        7.62%
                  TR # 21528
                  Keystone Trust Company TTEE
                  58 Helen Rd
                  Needham, MA 02192-3934

Massachusetts     Robert M. Buddington                        A        7.50%
                  P.O. Box 549
                  S. Orleans, MA 02662-0549

Massachusetts     Bertha M. Beauchemin                        A        6.45%
                  TR #21843
                  Keystone Trust Company TTEE
                  299 Cambridge St.
                  Winchester, MA 0189-2389

Massachusetts     Margaret Vogel                              A        8.08%
                  TR #21720
                  Keystone Trust Company TTEE
                  865 Central Ave H403
                  Needham, MA 02192-1341

Massachusetts     Joann L. Lyndon                             B        6.73%
                  22 Glenbrook Rd.
                  Wellesley Hills, MA 02181-1428

Massachusetts     Bear Stearns Securities Corp.               C        11.03%
                  FBO 176-12556-19
                  1 Metrotech Center North
                  Brooklyn, NY 11201-3859

Massachusetts     Salvatore M Moscariello                     C         7.51%
                  Irene A Moscariello JT TEN
                  24 Van Norden Road
                  Reading, MA 01867-1244

Massachusetts     Malcolm F. Groves & Jean                    C         5.61%
                  N Groves Ttee Malcolm F
                  Groves Rev Liv Trust
                  U/A Dtd 05-18-94
                  80 Indian Hill Road.
                  Cummaquid, MA 02637

Missouri          MLPF & S for the Sole Benefit               A         10.99%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Missouri          BHC Securities, Inc.                        A         7.54%
                  FAO 54356697
                  Attn:  Mutual Funds Dept.
                  One Commerce Square
                  2005 Market STreet, Suite 1200
                  Philadelphia, PA  19103

Missouri          MLPF & S for the Sole Benefit               B        26.23%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Missouri          Painewebber for the Benefit of              C        16.01%
                  Dorothy K. Pruett Trustee
                  Dorothy K. Pruett Revocable
                  C/O Mid America Mortgage
                  8645 College Blvd
                  Overland Park, KS 66210

Missouri          Edward D. Jones and Co. F/A/O/              C        17.09%
                  Ronald Ralph Wilder Ttee
                  U/A DTD 07/26/88 for
                  EDJ# 642-02131-1-4
                  P.O. Box 2500
                  Maryland Heights, MO 63043-8500

Missouri          MLPF & S for the Sole Benefit               C        12.36%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL  32246-6484

New Jersey        First Union National Bank                   Y        81.08%
                  Trust Accounts
                  Attn: Ginny Batten CMG-1151-2
                  401 S. Tryon St., 3rd Floor
                  Charlotte, NC 28202-1911

New Jersey        First Union National Bank                   Y        17.90%
                  Trust Accounts
                  Attn: Ginny Batten
                  11th Floor, CMG-1151
                  301 S. Tryon St.
                  Charlotte, NC 28288-0002

New York          Prudential Securities Inc FBO               A         5.10%
                  Ms. Sandra M. Franck
                  345 W. 70th St., Apt 6F
                  New York, NY 10023-3554

New York          MLPF & S for the Sole Benefit               B        12.49%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484


New York          Bear Stearns Securities Corp.               C        14.94%
                  FBO 626-60277-10
                  1 Metrotech Center North
                  Brooklyn, NY 11201-3857

New York          Henry W. Demoy                              C         5.36%
                  Patricia K. Demoy JT WROS
                  Rd. 2 King Road
                  Cambridge, NY 12816-9802

New York          Carol T Whitman                             C        11.40%
                  P O Box 43
                  Whippleville, NY 12995

New York          Carol L Moore                               C         8.52%
                  Rt 2 Box 1055
                  Chateaugay, NY 12920-9522

New York          MLPF&S for the sole                         C         5.96%
                  Benefit of its customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E, 3rd Fl.
                  Jacksonville, FL 32246-6484

New York          Elizabeth Frost                             C         5.06%
                  9 Heathcote Road
                  Scarsdale, NY 10583-4413

Pennsylvania      MLPF&S for the sole                         A         6.05%
                  benefit of its customers.
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Pennsylvania      MLPF&S for the sole                         B        10.11%
                  benefit of its customers.
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Pennsylvania      MLPF&S for the sole                         C        29.07%
                  benefit of its customers.
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Pennsylvania      Painewebber FBO                             C         6.22%
                  Robert Couble
                  Debra K. Couble JT WROS
                  10506 old 22
                  Kutztown, PA 19530-8551


--------------------------------------------------------------------------------

                                   APPENDIX A

--------------------------------------------------------------------------------


                        KEYSTONE CALIFORNIA TAX FREE FUND

GENERAL

     California's economy is the largest among the 50 states and one of the largest in the world. The State's population of over 32 million represents over 12% of the total U.S. population and grew by 27% in the 1980's, and at about half that rate in the first half of the 1990s. Total personal income in the State, at an estimated $815 billion in 1996 -- a 13% increase in the last two years -- accounts for more than 12% of all personal income in the nation. Total civilian employment is over 14.3 million, the majority of which is in the service, trade and manufacturing sectors.

     From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930's. Construction, manufacturing (especially aerospace), and financial services, among others, were all severely affected, particularly in Southern California. Job losses were the worst of any post-war recession. Employment levels stabilized by late 1993 and steady growth has occurred since the start of 1994; pre-recession job levels were reached in 1996. Unemployment, while higher than the national average, has come down significantly from the January, 1994 peak of 10% and is now at the pre-recession level. Economic indicators show a steady recovery underway in California since the start of 1994, with greatest strength in manufacturing, high technology, exports, services, entertainment and tourism. However, the residential housing sector has been weaker than in previous recoveries. Any delay or reversal of the economic recovery may cause a recurrence of revenue shortfalls for the State.

CONSTITUTIONAL LIMITATIONS ON TAXES, OTHER CHARGES AND APPROPRIATIONS

     LIMITATION ON PROPERTY TAXES. Certain California municipal obligations may be obligations of issuers that rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

     Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

     Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" that were not dedicated to a specific use.

     LIMITATIONS ON OTHER TAXES, FEES AND CHARGES. On November 5, 1996, the voters of the State approved Proposition 218, called the "Right to Vote on Taxes Act." Proposition 218 added Articles XIIIC and XIIID to the State Constitution, which contain a number of provisions affecting the ability of local agencies to levy and collect both existing and future taxes, assessments, fees and charges.

     Article XIIIC requires that all new or increased local taxes be submitted to the electorate before they become effective. Taxes for general governmental purposes require a majority vote and taxes for specific purposes require a two-thirds vote. Further, any general purpose tax which was imposed, extended or increased without voter approval after December 31, 1994 must be approved by a majority vote within two years.

     Article XIIID contains several new provisions making it generally more difficult for local agencies to levy and maintain "assessments" for municipal services and programs. Article XIIID also contains several new provisions affecting "fees" and "charges", defined for purposes of Article XIIID to mean "any levy other than an ad valorem tax, a special tax, or an assessment, imposed by a [local government] upon a parcel or upon a person as an incident of property ownership, including a user fee or charge for a property related service." All new and existing property related fees and charges must conform to requirements prohibiting, among other things, fees and charges which generate revenues exceeding the funds required to provide the property related service or are used for unrelated purposes. There are new notice, hearing and protest procedures for levying or increasing property related fees and charges, and, except for fees or charges for sewer, water and refuse collection services (or fees for electrical and gas service, which are not treated as "property related" for purposes of Article XIIID), no property related fee or charge may be imposed or increased without majority approval by the property owners subject to the fee or charge or, at the option of the local agency, two-thirds voter approval by the electorate residing in the affected area.

     In addition to the provisions described above, Article XIIIC removes limitations on the initiative power in matters of local taxes, assessments, fees and charges. Consequently, local voters could, by future initiative, repeal, reduce or prohibit the future imposition or increase of any local tax, assessment, fee or charge. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues.

         The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainly the outcome of such determinations. Proposition 218 is generally viewed as restricting the fiscal flexibility of local governments, and for this reason, some ratings of California cities and counties have been, and others may be, reduced.

         APPROPRIATION LIMITS. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds that are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

     Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post 1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

     The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population and any transfers of service
responsibilities   between   governmental   units.   The  definitions  for  such
adjustments were liberalized in 1990 to follow more closely growth in the State's economy.

     "Excess" revenues are measured over a two year cycle. Local governments must return any excess to taxpayers by rate reductions. The State must refund 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues for several years after 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. The State's 1996-97 Budget Act provides for State appropriations of more than $7 billion under the Article XIIIB limit. Local governments may by voter approval exceed their spending limits for up to four years.

     Because of the complex nature of Articles XIIIA, XIIIB, XIIIC and XIIID, of the California Constitution, the ambiguities and possible inconsistencies of their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of these articles on California municipal obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of these articles, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

OBLIGATIONS OF THE STATE OF CALIFORNIA

     As of March 1, 1997, the State had approximately $17.7 billion of general obligation bonds outstanding, and $8.4 billion remained authorized but unissued. The State also had outstanding at March 1, 1997 $368 million of general obligation commercial paper notes which will be refunded into long-term bonds at a later date. In addition, at March 1, 1997, the State had lease-purchase obligations, payable from the State's General Fund, of approximately $6.1 billion. State voters approve $7.1 billion of new bond authorizations during 1996. In fiscal year 1995-1996, debt service on general obligation bonds and lease-purchase debt was approximately 5.2% of General Fund revenues. The State has paid the principal of and interest on its general obligation bonds, lease-purchase debt and short-term obligations when due.

RECENT FINANCIAL RESULTS

     The principal sources of General Fund revenues in 1995-1996 were the California personal income tax (45% of total revenues), the sales tax (34%), bank and corporation taxes (13%), and the gross Fund for Economic Uncertainties ("SFEU"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund. Because of the recession, the SFEU has not been funded for the past four years.

     GENERAL. Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently 35%).

     Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will continue in future years with the expected need to increase capital and operating costs of the correctional system in response to a "Three Strikes" law enacted in 1994 which mandates life imprisonment for certain felony offenders.

     RECENT BUDGETS. As a result of these factors, among others, from the late 1980's until 1992-93, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the SFEU approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for five years thereafter, each budget required multi-billion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the Years 1991-92 to 1995-96 (although not all these actions occurred in each year), including:

     * significant cuts in health and welfare program expenditures;

     * transfers of program responsibilities and some funding sources from the state to local governments, coupled with some reduction in mandates on local government;

     * transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing state funding for schools;

     * reduction in growth of support for higher education programs, coupled with increases in student fees;

     * revenue increases (particularly in the 1991-92 Fiscal Year budget), most of which were for a short duration;

     * increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration had requested); and

     * various one-time adjustment and accounting changes.

     Despite these budget actions, the effects of the recession led to large unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

     The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 through FY 1995-96, which have reduced the accumulated budget deficit to less than $100 million as of June 30, 1996.

     The State Department of Finance estimated that the General Fund received revenues of about $46.3 billion in FY 1995-96, more than $2 billion higher than was originally expected, as a result of the strengthening economy. Expenditures totaled about $45.4 billion, also about $2 billion higher than budgeted, because, among other factors, the State Constitution requires disbursement of a percentage of revenues to local school districts and federal actions to reduce welfare costs and to pay for costs of illegal immigrants were not forthcoming to the extent expected.

     A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the state's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the state to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue approximately $3.8 billion of registered warrants ("IOUs") over a 2-month period to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments such as debt service on bonds and warrants.

     The State's cash condition became so serious that from late spring 1992 until 1995, the State had to rely on issuance of short-term notes which matured in a subsequent fiscal year to finance its ongoing deficit and pay current obligations. With the repayment of the last of these deficit notes in April, 1996, the State does not plan to rely further on external borrowing across fiscal years, but will continue its normal cash flow borrowing during a fiscal year.

     CURRENT BUDGET. The 1996-97 Budget Act was signed by the Governor on July 15, 1996, along with various implementing bills. The Legislature rejected the Governor's proposed 15% cut in personal income taxes (to be phased over three years), but did approve a 5% cut in bank and corporation taxes, to be effective for income years starting on January 1, 1997. Revenues for the Fiscal Year were estimated to total $47.643 billion, a 3.3 percent increase over the final estimated 1995-96 revenues. The Budget Act contains General Fund appropriations totaling $47.251 billion, a 4.0 percent increase over the final estimated 1995-96 expenditures.

         The following are principal features of the 1996-97 Budget Act:

     1. Funding for schools and community college districts increased by $1.65 billion total above revised 1995-96 levels. Almost half of this money was budgeted to fund class-size reductions in kindergarten and grades 1-3. Also, for the second year in a row, the full cost of living allowance (3.2 percent) was funded. The funding increases have brought K-12 expenditures to almost $4,800 per pupil, an almost 15% increase over the level prevailing during the recession years.

     2. Proposed cuts in health and welfare totaling $660 million. All of these cuts required federal law changes (including welfare reform, which was enacted), federal waivers, or federal budget appropriations in order to be achieved. Ultimate federal actions after enactment of the Budget Act will allow the State to save only about $360 million of this amount.

     3. A 4.9 percent increase in funding for the University of California and the California State University system, with no increases in student fees for the second consecutive year.

     4. The Budget Act assumed the federal government would provide approximately $700 million in new aid for incarceration and health care costs of illegal immigrants. These funds reduce appropriations in these categories that would otherwise have to be paid from the General Fund.

     With signing of the Budget Act, the State implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on June 30, 1997. The Budget Act appropriated a modest budget reserve in the SFEU of $305 million, as of June 30, 1997. The General Fund balance, however, still reflects $1.6 billion of "loans" which the General Fund made to local schools in the recession years, representing cash outlays above the mandatory minimum funding level. Settlement of litigation over these transactions in July 1996 calls for repayment of these loans over the period ending in 2001-02, about equally split between outlays from the General Fund and from schools' entitlements. The 1996-97 Budget Act contained a $150 million appropriation from the General Fund toward this settlement.

     The Department of Finance projected, when the Budget Act was passed, that, on June 30, 1997, the State's available internal borrowable (cash) resources will be $2.9 billion, after payment of all obligations due by that date, so that no external cross-fiscal year borrowing will be needed. The State will continue to rely on internal borrowing and intra-year external note borrowing to meet its cash flow requirements.

     The Department of Finance has reported that, based on stronger than expected revenues during the first six months of the 1996-97 fiscal year, reflecting the continued strength of the State's economic recovery, General Fund revenues for the full 1996-97 fiscal year will be almost $1 billion above projections, at about $48.4 billion. This is expected to be offset by required increased payments to schools, and lower than expected savings resulting from federal welfare reform actions and federal aid for illegal immigrants. As a result, the expected balance of the SFEU at June 30, 1997 has been slightly reduced to about $197 million, still the first positive balance in the decade of the 90's. The State has not yet given any prediction of how the federal welfare reform law will impact the State's finances, or those of its local agencies; the State is in the midst of making many decisions concerning implementation of the new welfare law.

     PROPOSED 1997-98 BUDGET. On January 9, 1997, the Governor released his proposed budget for FY 1997-98. Assuming continuing strength in the economy, the Governor projects General Fund revenues of $50.7 billion, and proposes expenditures of $50.3 billion, to leave a budget reserve in the SFEU of $550 million at June 30, 1998. The Governor proposed further programs to reduce class size in lower primary grades, using excess revenues from FY 1996-97. He also proposed a further cut in corporate taxes, and sweeping changes in public assistance programs to respond to the new federal welfare reform law.

     Although the State's strong economy is producing record revenues to the State government, the State's budget continues to be under stress from mandated spending on education, a rising prison population, and social needs of a growing population with many immigrants. These factors which limit State spending growth also put pressure on local governments. There can be no assurances that, if economic conditions weaken, or other factors intercede, the State will not experience budget gaps in the future.

BOND RATINGS

     The ratings on California's long-term general obligation bonds were reduced in the early 1990's from "AAA" levels which had existed prior to the recession. In 1996, Fitch and Standard & Poor's raised their ratings of California's general obligation bonds, which are currently assigned ratings of "A+" from Standard & Poor's, "A1" from Moody's and "A+" from Fitch. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such obligations in the event of default.

LEGAL PROCEEDINGS

     The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues.

OBLIGATIONS OF OTHER ISSUERS

     OTHER ISSUERS OF CALIFORNIA MUNICIPAL OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue municipal obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

     STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Through 1990-91, local assistance (including public schools) accounted for around 75% of General Fund spending. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer a total of $3.9 billion of property tax revenues to school districts, representing loss of all the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up part of this shortfall, the Legislature proposed, and voters approved, dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

     To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. A number of other counties have indicated that their budgetary condition is extremely serious. In the 1995-96 and 1996-97 fiscal years, Los Angeles County, the largest in the State, had to make significant cuts in services and personnel, particularly in the health care system, in order to balance its budget. The County's debt was downgraded by Moody's and S&P in the summer of 1995. Orange County, which recently emerged from federal bankruptcy protection, has substantially reduced services and personnel in order to live within much reduced means.

     Counties and cities may face further budgetary pressures as a result of changes in welfare and public assistance programs, which will have to be enacted by June, 1997 in order to comply with the federal welfare reform law. It is now yet known how the State's legislation will turn out and what its overall impact will be on local government finances.

     ASSESSMENT BONDS. California municipal obligations that are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land that is undeveloped at the time of issuance, but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

     CALIFORNIA LONG-TERM LEASE OBLIGATIONS. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g. due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

     Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the District's lease. The trial court upheld the validity of the lease, and the case has subsequently been settled. Any judgment in a similar case against the position taken by the Trustee may have adverse implications for lease transactions of a similar nature by other California entities.

OTHER CONSIDERATIONS

     The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

     Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g. because of major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

     Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity that increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which typically are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

     The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced that would modify existing taxes or other revenue raising measures or that either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted. Nor is it presently possible to determine the impact of any such legislation on California municipal obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California municipal obligations.

     Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any security in the California Fund could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates;
(ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the federal or State governments to appropriate sufficient funds within their respective budget limitations.


                         KEYSTONE FLORIDA TAX FREE FUND

REVENUES

     The State accounts for its receipts using fund accounting. It has established the General Revenue Fund, the Working Capital Fund and various other trust funds, which are maintained for the receipt of monies which under law or trust agreements must be maintained separately.

     The General Revenue Fund consists of all monies received by the State from every source whatsoever which are not allocable to the other funds. Major sources of tax revenues for the General Revenue Fund are the sales and use tax, the corporate income tax, and the intangible personal property tax, which are projected for fiscal year 1997-98 to amount to 71%, 8% and 4%, respectively, of the total receipts of that fund.

     The Florida Constitution and its statutes mandate that the State budget as a whole and each separate fund within the State budget be kept in balance from currently available revenues for each fiscal year.

SALES AND USE TAX

     The greatest single source of tax receipts in Florida is the sales and use tax, which is projected to amount to $11.7 billion for fiscal year 1997-98. The sales tax is 6% of the sales price of tangible personal property sold at retail in the state. The use tax is 6% of the cash price or fair market value of tangible personal property when it is not sold but is used, or stored for use, in the State. In other words, the use tax applies to the use of tangible personal property in Florida, which was purchased in another state but would have been subject to the sales tax if purchased in Florida. Approximately 10% of the sales tax is designated for local governments and is distributed to the respective counties in which collected for use by such counties and municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 1% sales surtax within their county. Proceeds from this local option sales surtax can be earmarked for funding countywide bus and rapid transit systems, local infrastructure construction and maintenance, medical care for indigents and capital projects for county school districts as set forth in
Section 212.055(2), of the Florida Statutes.

     The two taxes, sales and use, stand as complements to each other, and taken together provide a uniform tax upon either the sale at retail or the use of all tangible personal property irrespective of where it may have been purchased. The sales tax also includes a levy on the following: (I) rentals on tangible personal property and accommodations in hotels, motels, some apartments, offices, real estate, parking and storage places in parking lots, garages and marinas for motor vehicles or boats; (ii) admissions to places of amusements, most sports and recreation events; (iii) utilities, except those used in homes; and (iv) restaurant meals and expendables used in radio and television broadcasting. Exemptions include: groceries; medicines; hospital rooms and meals; seeds, feeds, fertilizers and farm crop protection materials; purchases by religious, charitable and educational nonprofit institutions; professional services, insurance and certain personal service transactions; newspapers; apartments used as permanent dwellings; and kindergarten through community college athletic contests or amateur plays.

OTHER STATE TAXES

     Other taxes which Florida levies include the motor fuel tax, corporate income tax, intangible property tax, documentary stamp tax, gross receipts utilities tax and severance tax on the production of oil and gas and the mining of solid minerals, such as phosphate and sulfur.

LOCAL GOVERNMENT DEBT

     Numerous government units, counties, cities, school districts and special taxing districts, issue general obligation bonds backed by their taxing power. State and local government units may issue revenue obligations, which are supported by the revenues generated from the particular projects or enterprises. Examples include obligations issued to finance the construction of water and sewer systems, health care facilities and educational facilities. In some cases, sewer or water revenue obligations may be additionally secured by the full faith and credit of the State.

OTHER FACTORS

     The performance of the obligations issued by Florida, its municipalities, subdivisions and instrumentalities are in part tied to state-wide, regional and local conditions within Florida. Adverse changes to state-wide, regional or local economies may adversely affect the creditworthiness of Florida, its municipalities, etc. Also, some revenue obligations may be issued to finance construction of capital projects which are leased to nongovernmental entities. Adverse economic conditions might affect those lessees' ability to meet their obligations to the respective governmental authority which in turn might jeopardize the repayment of the principal of, or the interest on, the revenue obligations.


                      KEYSTONE MASSACHUSETTS TAX FREE FUND

     The Commonwealth of Massachusetts and certain of its cities and towns and public bodies have experienced in the past, and may experience in the future, financial difficulties that may adversely affect their credit standing. The prolonged effects of such financial difficulties could adversely affect the market value of the municipal securities held by the Massachusetts Fund. The information summarized below describes some of the more significant factors that could affect the Massachusetts Fund or the ability of the obligors to pay debt service on certain of the securities. The sources of such information are the official statement of issuers located in the Commonwealth of Massachusetts as well as other publicly available documents, and statements of public officials. The Massachusetts Fund has not independently verified any of the information contained in such statements and documents but the Massachusetts Fund is not aware of facts which would render such information inaccurate.

GENERAL

     The Commonwealth's constitution requires, in effect, that its budget, though not necessarily its operating expenditures and revenue, be balanced each year. In addition, the Commonwealth has certain budgetary procedures and fiscal controls in place that are designed to ensure that sufficient cash is available to meet the Commonwealth's obligations, that state expenditures are consistent with periodic allotments of annual appropriations and that funds are expended consistent with statutory and public purposes. The condition of the three principal operating funds (the General Fund, the Local Aid Fund and the Highway
Fund), viewed on a consolidated basis, is generally regarded as the principal indicator of whether the Commonwealth's operating revenues and expenses are in balance.

     Although  the  Commonwealth  experienced  an economic  slowdown  during the recession of 1990 to 1991, budgeted expenditures for fiscal 1992 were approximately $13.416 billion, while budgeted revenues and other sources for that year were approximately $13.728 billion, including tax revenues of approximately $9.484 billion. Budgeted expenditures in fiscal 1992 were approximately $300 million higher than July, 1991 estimates of budgeted expenditures. The budgeted operating funds ended fiscal 1992 with a combined balance of $549.4 million.

     Budgeted revenues and other sources in fiscal 1993 were approximately $14.710 billion, including tax revenues of approximately $9.930 billion. Budgeted expenditures and other uses in fiscal 1993 were approximately $14.696 billion. Furthermore, total revenues and other sources for fiscal 1993 increased approximately 6.9% from fiscal 1992, while tax revenues increased by 4.7% for the same period. Budgeted expenditures and other uses in fiscal 1993 were approximately 9.6% higher than fiscal 1992 expenditures and other uses. Fiscal 1993 budgeted expenditures were $23 million lower than estimated in July 1992. As of 1993 fiscal year end, the Commonwealth had aggregated balances of approximately $562.5 million in the budgeted operating funds, including a combined balance of $452.1 million in the stabilization and undesignated general funds.

     In June 1993, new comprehensive education reform legislation was enacted. This legislation required annual increases in expenditures for education purposes above fiscal 1993 base spending of $1.289 billion, estimated at approximately $175 million in fiscal 1994, $396 million in fiscal 1995, $629 million in fiscal 1996, and $881 million in fiscal 1997, with additional annual increases anticipated in later years. The fiscal 1994, 1995, 1996 and 1997 budgets have fully funded the requirements imposed by this legislation. Municipalities and agencies of the Commonwealth are experiencing the same economic effects. Moreover, they are affected by the financial condition of the Commonwealth, because they receive substantial funding from the Commonwealth.

     The  fiscal  1994  budget  provided  for  expenditures  and  other  uses of approximately $15.523 billion, an increase of 5.6% over fiscal 1993 levels. Budgeted revenues and other sources for fiscal 1994 were approximately $15.55 billion. This amount included tax revenues of approximately $10.607 billion, which is 6.8% higher than fiscal 1993 tax revenues. 1994 tax revenues were approximately $87 million below the Department of Revenue's estimate of $10.694 billion. Total revenues and other sources were approximately 5.7% higher than fiscal 1993 levels. Fiscal 1994 ended with a combined balance of approximately $589.3 million in the budgeted operating funds.

     Fiscal 1995 tax revenue collections were approximately $11.163 billion, approximately $12 million above the Department of Revenue's revised fiscal year 1995 tax revenue estimate of $11.151 billion and approximately $556 million, or 5.2%, above fiscal 1994 tax revenues of $10.607 billion. Budgeted revenues and other sources, including non-tax revenues, collected in fiscal 1995 were approximately $16.387 billion, approximately $837 million, or 5.4%, above the fiscal 1994 budgeted revenues of $15.55 billion. Budgeted expenditures and other uses of funds in fiscal 1995 were approximately $16.251 billion, approximately $728 million, or 4.7%, above fiscal 1994 budgeted expenditures and uses of $15.523 billion. The Commonwealth ended fiscal 1995 with a combined fund balance of $726 million. As calculated by the Comptroller, the amount of surplus funds (as so defined) for fiscal 1995 was approximately $94.9 million, of which $55.9 million was available to be carried forward as a beginning balance for fiscal 1996. Of the balance approximately $27.9 million was deposited in the
Stabilization Fund, and approximately $11.1 million was deposited in the Cost Relief Fund.

     Budgeted revenues and other sources for fiscal 1996 totaled approximately $17.328 billion, including tax revenues of approximately $12.049 billion. From fiscal 1995 to fiscal 1996, budgeted revenues and other sources increased by approximately 5.7%, while tax revenues increased by approximately 7.9% for the same period. The Department of Revenue believes that the strong tax revenue growth in fiscal 1996 was due partly to one-time factors which may not recur in fiscal 1997 and which have been incorporated into the Department's forecast for fiscal 1997 tax revenues. Such factors include the rise in the stock and bond markets in calendar 1995, which may have created unusually large capital gains and corresponding increases in personal income tax payments in fiscal 1996. Budgeted expenditures and other uses in fiscal 1996 were approximately $16.881 billion, an increase of approximately $630.6 million, or 3.9%, over fiscal 1995 budgeted expenditures and other uses of $16.251 billion. The Commonwealth ended the 1996 fiscal year with a combined balance of approximately $1.172 billion in the budgeted operating funds.

     Approximately $177.4 million was transferred to the Stabilization Fund at the end of fiscal 1996, bringing that Fund balance to approximately $625.0 million, which exceeded the amount of $543.3 million that can remain in the Stabilization Fund by law. Under state law, year-end surplus amounts in excess of the amount that can remain in the Stabilization Fund are transferred to the Tax Reduction Fund, to be applied, subject to legislative appropriation, to the reduction of personal income taxes. Of the $177.4 million transferred to the Stabilization Fund in fiscal 1996, $81.7 million was subsequently transferred to the Tax Reduction Fund and the 1996 balance in the Tax Reduction Fund as calculated by the Comptroller, was approximately $231.7 million. Pursuant to fiscal 1996 supplemental appropriations legislation signed by the Governor on July 30, 1996, approximately $150 million was appropriated from the Tax
Reduction Fund for personal income tax reductions in fiscal 1997, to be implemented by a temporary increase in the amount of the personal exemption allowable for the 1996 taxable year. On September 15, 1996 the Governor filed legislation proposing to use the full amount in the Tax Reduction Fund to increase the personal income tax exemption for the 1996 tax year, but this legislation was not enacted in the 1996 legislative session.

     The final fiscal 1996 appropriation bills approved by the Governor on July 30, 1996 and August 10, 1996 contained approximately $246.9 million in fiscal 1996 appropriations, $38.2 million in fiscal 1997 appropriations and $221.7 million in fiscal 1996 appropriations continued for use in fiscal 1997. Amounts carried forward from fiscal 1995 and deposited in the Cost Relief Fund were appropriated in these bills for further subsidies to local government units.

     The fiscal 1997 budget, as signed into law by the Governor on June 30, 1996, provides for estimated expenditures and other uses of approximately $17.704 billion, an $823 million, or 4.9%, increase over fiscal 1996 spending. The fiscal 1997 budget includes a spending increase of approximately $254 million to continue funding the comprehensive educational reform legislation enacted in 1993. Budgeted revenues and other sources to be collected in fiscal 1997 are estimated to be approximately $17.394 billion. This amount includes a revised estimate of fiscal 1997 tax revenues of $12.307 billion, which is approximately $257 million, or 2.1%, higher than fiscal 1996 tax revenues, and is $184 million higher than the October 1996 estimate of $12.123 billion. The combined ending fund balances for fiscal year 1997 are estimated at approximately $863 million, which is $309 million below the fiscal 1996 year-end fund balance. Approximately $255 million of the $309 million is attributable to non-recurring factors, the largest of which is the $150 million personal income tax reduction.

     On January 23, 1997, the Governor filed legislation to appropriate the remaining balance of approximately $85 million in the Tax Reduction Fund for an additional temporary personal exemption increase during the 1997 taxable year. As a result, the $85 million in tax cuts initially proposed by the Governor for fiscal 1997 are now estimated to occur in fiscal 1998. Based on preliminary figures, through February 1997, fiscal 1997 tax revenue collections have totaled approximately $7.903 billion, approximately $602 million, or 8.3%, greater than tax revenue collections for the same period in fiscal 1996. Tax revenue collections to date are approximately $227 million above the midpoint of the benchmark range set by the Department of Revenue, based on the current fiscal 1997 tax collection estimate of $12.307 billion, and are approximately $155 million above the top of such benchmark range.

     The Governor's fiscal 1998 budget recommendation, which was submitted to the Legislature on January 22, 1997, calls for budgeted expenditures of approximately $18.15 billion or total spending of $18.224 billion, which represents a $520 million, or 2.9%, increase over estimated fiscal 1997 expenditures and other uses of $17.704 billion. Budgeted revenues for fiscal 1998 are estimated at $17.998 billion or total revenues of $18.072 billion, which is a $219 million, or 1.2%, increase over the $17.853 total revenues and other sources forecast for fiscal 1997. The budget recommendation is based on a tax revenue estimate of $12.667 billion, a 2.9% increase over fiscal 1997 projected tax revenues of $12.307 billion. The fiscal 1998 tax revenue estimate incorporates $82 million in personal and business tax cuts proposed by the Governor and includes an $85 million income tax reduction for the taxable year 1997, the second consecutive tax cut of this kind. The Governor's proposal projects a fiscal 1998 ending balance of approximately $711 million, including a Stabilization Fund balance of $585.8 billion, assuming passage of legislation filed on January 23, 1997 which would increase the statutory cap on the Stabilization Fund from 5% of tax revenues (less debt service) to 5% of total budgeted revenues. The budget proposal also recommends an increase of $259 million in local education aid to fund the 1993 education reform legislation.

     The Governor has begun to phase in a plan to provide permanent passenger vehicle registration and lifetime operating licenses. These proposals are not estimated to affect revenues until fiscal 1998, when the elimination of vehicle registration fees is estimated to reduce state revenues by approximately $13.75 million, and by approximately $55 million in fiscal 1999. Lifetime operating licenses are estimated to reduce revenues by approximately $5 million in fiscal 2001 and by $31 million in fiscal 2002.

     On November 28, 1995 the Governor approved a modified version of the legislation he had filed in September to establish a "single sales factor" apportionment formula for the business corporations tax. As finally enacted, the legislation applies the new formula, effective January 1, 1996, to certain federal defense contractors and phases the new formula in over five years to manufacturing firms generally. The Department of Revenue estimates that the new law reduced revenues by $44 million in fiscal 1996 and will reduce revenues by $90 million in fiscal 1997. If the new formula were fully effective for all covered businesses, the Department estimates that the annual revenue reduction would be $100 million to $150 million. On August 8, 1996, the Governor approved legislation changing the apportionment formula for the business corporations tax payable by certain mutual fund service corporations. The legislation changes the computation of the sales factor effective January 1, 1997 and adopts the "single sales factor" formula effective July 1, 1997 with respect to these companies. It also requires the affected corporations to increase their numbers of employees by 5% per year for five years, subject to certain exceptions. The Department of Revenue estimates that the changes will reduce revenues by $10 million in fiscal 1997 and by approximately $39 million to $53 million per year beginning in fiscal 1998.

     On January 7, 1997 the Governor filed legislation to abolish county government on July 1, 1998. Most county functions and properties, including jails, houses of correction and courts, would be transferred to the Commonwealth, and all liabilities, debts, leases and contracts of any county would become obligations of the Commonwealth. Under legislation enacted in 1996, Franklin County government will terminate on July 1, 1997 in favor of a regional council of governments. On December 13, 1996 Middlesex County defaulted on a required payment of revenue anticipation notes. The legislature is currently considering legislation that would abolish Middlesex County government on final approval of the legislation and transfer its functions to the Commonwealth. The county's debts and liabilities would be assumed by the Commonwealth.

     The Commonwealth is evaluating the impact upon the Commonwealth of federal welfare reform legislation enacted on August 22, 1996. Current estimates indicate no fiscal 1997 spending impact associated with the federal legislation and an increase of approximately $86 million in federal revenues for the Commonwealth in fiscal 1997.

LIMITATIONS ON TAX REVENUES

     In Massachusetts, efforts to limit and reduce levels of taxation have been underway for several years. Limits were established on state tax revenues by legislation enacted on October 25, 1986 and by an initiative petition approved by the voters on November 4, 1986. The two measures are inconsistent in several respects.

     Chapter 62F, which was added to the General Laws by initiative petition in November 1986, establishes a state tax revenue growth limit for each fiscal year equal to the average positive rate of growth in total wages and salaries in the Commonwealth, as reported by the federal government, during the three calendar years immediately preceding the end of such fiscal year. Chapter 62F also requires that allowable state tax revenues be reduced by the aggregate amount received by local governmental units from any newly authorized or increased local option taxes or excises. Any excess in state tax revenue collections for a given fiscal year over the prescribed limit, as determined by the State Auditor, is to be applied as a credit against the then current personal income tax liability of all taxpayers in the Commonwealth in proportion to the personal income tax liability of all taxpayers in the Commonwealth for the immediately preceding tax year.

     Unlike Chapter 29B, as described below, the initiative petition did not exclude principal and interest payments on Commonwealth debt obligations from the scope of its tax limit. However, the preamble contained in Chapter 62F provides that "although not specifically required by anything contained in this chapter, it is assumed that from allowable state tax revenues as defined herein the Commonwealth will give priority attention to the funding of state financial assistance to local governmental units, obligations under the state governmental pension systems, and payment of principal and interest on debt and other obligations of the Commonwealth."

     The legislation enacted in October 1986, which added Chapter 29B to the General Laws, also establishes an allowable state revenue growth factor by reference to total wages and salaries in the Commonwealth. However, rather than utilizing a three-year average wage and salary growth rate, as used by Chapter 62F, Chapter 29B utilizes an allowable state revenue growth factor equal to 1/3 of the positive percentage gain in Massachusetts wages and salaries, as reported by the federal government during the three calendar years immediately preceding the end of a given fiscal year. Additionally, unlike Chapter 62F, Chapter 29B allows for an increase in maximum state tax revenues to fund the increase in local aid and excludes from its definition of state tax revenues (i) income derived from local option taxes and excises, and (ii) revenues needed to fund debt service costs.

     Tax revenues in fiscal 1992 through fiscal 1996 were lower than the limit set by either Chapter 62F or Chapter 29B. The Executive Office for Administration and Finance currently estimates that state tax revenues in fiscal 1997 will not reach the limit imposed by either of these statutes.

PROPOSITION 2 1/2

     In November 1980, voters in the Commonwealth approved a statewide tax limitation initiative petition, commonly known as Proposition 2 1/2, to constrain levels of property taxation and to limit the charges and fees imposed on cities and towns by certain governmental entities, including county governments. Proposition 2 1/2 is not a provision of the state constitution and accordingly is subject to amendment or repeal by the legislature. Proposition 2 1/2, as amended to date, limits the property taxes that may be levied by any city or town in any fiscal year to the lesser of (i) 2.5% of the full and fair cash valuation of the real estate and personal property therein, and (ii) 2.5% over the previous year's levy limit plus any growth in the tax base from certain new construction and parcel subdivisions. Proposition 2 1/2 also limits any increase in the charges and fees assessed by certain governmental entities, including county governments, on cities and towns to the sum of (i) 2.5% of the total charges and fees imposed in the preceding fiscal year, and (ii) any increase in charges for services customarily provided locally or services obtained by the city or town at its option. The law contains certain override provisions and, in addition, permits debt service on specific bonds and notes and expenditures for identified capital projects to be excluded from the limits by a majority vote at a general or special election.

     Many communities have responded to the limitations imposed by Proposition 2 1/2 through statutorily permitted overrides and exclusions. Override activity peaked in fiscal 1991 and decreased thereafter. In fiscal 1992, 65 communities approved one of the three types of referenda questions (override of levy limit, exclusion of debt service, or exclusion of capital expenditures), adding $31.0 million to their levy limits.

     In fiscal 1993, 59 communities added $16.3 million through override votes and in fiscal 1994, only 48 communities had successful override referenda which added $8.4 million to their levy limits. In fiscal 1995, 32 communities added $8.8 million, and in fiscal 1996, 30 communities added $5.8 million to their levy limits. Although Proposition 2 1/2 will continue to constrain local property tax revenues, significant capacity exists for overrides in nearly all cities and towns.

     In addition to overrides, Proposition 2 1/2 allows a community, through voter approval, to assess taxes in excess of its levy limit for the payment of certain capital projects (capital outlay expenditure exclusions) and for the payment of specified debt service costs (debt exclusions). Capital exclusions were passed by 19 communities in fiscal 1996 and totaled $1.5 million. In fiscal 1996, the impact of successful debt exclusion votes going back as far as fiscal 1983, was to raise the levy limits of 229 communities by $125.8 million.

LOCAL AID

     During the 1980's, the Commonwealth increased payments to its cities, towns, and regional school districts ("Local Aid") to mitigate the impact of Proposition 2 1/2 on local programs and services. In fiscal 1997, approximately 20% of the Commonwealth's budget is estimated to be allocated to direct Local Aid. Local Aid payments to cities, towns, and regional school districts take the form of both direct and indirect assistance.

     Direct Local Aid increased from $2.359 billion in fiscal 1992 to $2.547 billion in fiscal 1993 and increased to $2.727 billion in fiscal 1994. Fiscal 1995 expenditures for direct Local Aid were $2.976 billion, which was an increase of approximately 9.1% above the fiscal 1994 level. Fiscal 1996 expenditures for direct Local Aid were $3.246 billion, an increase of approximately 9.1% above the fiscal 1995 level. It is estimated that fiscal 1997 expenditures for direct Local Aid will be $3.538 billion, which is an increase of approximately 9.0% above the fiscal 1996 level.

     A statute adopted by voter initiative petition at the November 1990 statewide election regulates the distribution of Local Aid to cities and towns, by requiring, subject to appropriation, that no less than 40% of collections from personal income taxes, sales and use taxes, corporate excise taxes, and lottery fund proceeds be distributed to cities and towns. Under the law, the Local Aid distribution to each city or town would equal no less than 100% of the total Local Aid received for fiscal 1989. Distributions in excess of fiscal 1989 levels would be based on new formulas. By its terms, the new formula would have called for a substantial increase in direct Local Aid in fiscal 1992, and would call for such an increase in fiscal 1993 and in subsequent years. However, Local Aid payments expressly remain subject to annual appropriation, and fiscal 1992, fiscal 1993, fiscal 1994, fiscal 1995 and fiscal 1996 appropriations for Local Aid did not meet, and fiscal 1997 appropriations for Local Aid do not meet, the levels set forth in the initiative law.

COMMONWEALTH EXPENDITURES

     Fiscal 1992 budgeted expenditures were $13.416 billion. For fiscal 1993, budgeted expenditures were $14.696 billion, representing a 9.6% increase from fiscal 1992. Fiscal 1994 budgeted expenditures were $15.523 billion, an increase of 5.6% from fiscal 1993. Fiscal 1995 budgeted expenditures were $16.251 billion, an increase of 4.7% from fiscal 1994. Fiscal 1996 budgeted expenditures were $16.881 billion, an increase of 3.9% from fiscal 1995. It is estimated that fiscal 1997 budgeted expenditures will be $17.704 billion, an increase of 4.9% over fiscal 1996 levels.

     Commonwealth expenditures since fiscal 1992 largely reflect significant growth in several programs and services provided by the Commonwealth, principally Local Aid, Medicaid and group health insurance, public assistance programs, debt service, pensions, higher education and assistance to the Massachusetts Bay Transportation Authority and regional transit authorities.

     The Commonwealth is responsible for the payment of pension benefits for state employees and for school teachers throughout the state. The Commonwealth is also responsible for cost of living increases payable to local government retirees. State pension expenditures have risen dramatically as the Commonwealth has appropriated moneys to partially address the unfunded liabilities that had accumulated over several decades of "pay-as-you-go" administration of the pension systems for which it is responsible. For several years during the 1980s, the Commonwealth made substantial direct appropriations to pension reserves, in addition to paying current benefits. In 1988, the Commonwealth adopted a funding schedule under which it is required to fund future pension liabilities currently and to amortize the accumulated unfunded liabilities over 40 years. Total pension expenditures increased at an average annual rate of 7.6% from $751.5 million in fiscal 1992 to $1.005 billion in fiscal 1996. Total pension expenditures are estimated at $1.067 billion for fiscal 1997. In fiscal 1996, a number of reform measures affecting pensions were enacted into law. Among the most notable were a measure consolidating the assets of the state employees' and teachers' retirement systems into a single investment fund and another that will reform the disability pension system. On November 6, 1996 the Governor filed with the legislature a proposed revised pension funding schedule under which the Commonwealth's unfunded liability for its pension obligations would be amortized more rapidly and would be eliminated by fiscal 2019, ten years earlier than under the current schedule.

LITIGATION

     There are pending in state and federal courts within the Commonwealth and in the U.S. Supreme Court various suits in which the Commonwealth is a party. In the opinion of the Attorney General, no litigation is pending or, to his knowledge, threatened which is likely to result, either individually or in the aggregate, in final judgments against the Commonwealth that would affect materially its financial condition.

OTHER FACTORS

     Many factors affect the financial condition of the Commonwealth, including many social, environmental, and economic conditions, which are beyond the control of the Commonwealth. As with most urban states, the continuation of many of the Commonwealth's programs, particularly its human service programs, is, in significant part, dependent upon continuing federal reimbursements, which are expected to decline in fiscal 1997.


                         KEYSTONE MISSOURI TAX FREE FUND

GENERAL

     Missouri's economy includes manufacturing, commerce, trade, services, agriculture, tourism and mining. The State's economy is diversified and closely resembles that of the nation's although growth prospects are less favorable than in the past. It is the nation's fifteenth largest state. The State employment sectors, services, trade and manufacturing, also account for the primary sources of national employment. Recent growth in the manufacturing sector has outpaced the nation as a whole. Labor force growth has remained steady, totaling 2.65 million in 1993, up from 2.3 million in 1980. Through the 1980's and early 1990's the State's unemployment rate essentially mirrored that of the nation; however, adverse changes in military appropriations, which play an important role in the State's economy, could contribute to a significant increase in unemployment. In 1996, according to the Bureau of Labor Statistics, the State ranked seventeenth among the states in unadjusted nonagricultural employment. In November 1996, the State's unemployment rate was estimated to be 4.0% as against the national rate of 5.3%. In recent years, Missouri's wealth indicators have grown at a slower rate than national levels and in 1995 the State's per capita personal income was approximately 94.0% of the average for the nation as a whole.

     Missouri displayed strong fiscal performance during most of the 1980's. However, Missouri has recently experienced difficulties in balancing its budget as a result of increased expenses and declining sources of revenues. Other factors contributing to Missouri's weak fiscal position relate to the reduction of large manufacturing companies, including those in aerospace and the auto industry. The Missouri portions of the St. Louis and Kansas City metropolitan areas together contain over 50% of Missouri's population. Economic reversals in either of these two areas would have a major impact on the overall economic condition of the State of Missouri. Additionally, the State of Missouri has a significant agricultural sector, which may experience problems comparable to those which are occurring in other states. To the extent that any such problems intensify, there could possibly be an adverse impact on the overall economic condition of the State.

     Currently, general obligations of Missouri are rated "AAA," "Aaa" and "AAA," by S&P, Moody's and Fitch, respectively. There can be no assurance that the economic conditions on which these ratings are based will continue or that particular bond issues may not be adversely affected by changes in economic, political or other conditions.

REVENUE AND LIMITATIONS THEREON

     Article X, Section 16-24 of the Constitution of Missouri (the "Hancock Amendment"), imposes limitations on the amount of State taxes which may be imposed by the General Assembly of Missouri (the "General Assembly") as well as on the amount of local taxes, licenses and fees (including taxes, licenses and fees used to meet debt service commitments on debt obligations) which may be imposed by local governmental units (such as cities, counties, school districts, fire protection districts and other similar bodies) in the State of Missouri in any fiscal year.

     The State limit on taxes is tied to total State revenues for fiscal year 1980-81, as defined in the Hancock Amendment, adjusted annually in accordance with the formula set forth in the amendment, which adjusts the limit based on increases in the average personal income of Missouri for certain designated periods. The details of the Amendment are complex and clarification from subsequent legislation and further judicial decisions may be necessary. Generally, if the total State revenues exceed the State revenue limit imposed by
Section 18 of Article X by more than one percent, the State is required to refund the excess. The State revenue limitation imposed by the Hancock Amendment does not apply to taxes imposed for the payment of principal and interest on bonds, approved by the voters and authorized by the Missouri constitution. The revenue limit also can be exceeded by a constitutional amendment authorizing new or increased taxes or revenue adopted by the voters of the State of Missouri.

     The Hancock Amendment also limits new taxes, licenses and fees and increases in taxes, licenses and fees by local governmental units in Missouri. It prohibits counties and other political subdivisions (essentially all local governmental units) from levying new taxes, licenses and fees or increasing the current levy of an existing tax, license or fee without the approval of the required majority of the qualified voters of that county or other political subdivision voting thereon.

     When a local government unit's tax base with respect to certain fees or taxes is broadened, the Hancock Amendment requires the tax levy or fees to be reduced to yield the same estimated gross revenue as on the prior base. It also effectively limits any percentage increase in property tax revenues to the percentage increase in the general price level (plus the value of new construction and improvements), even if the assessed valuation of property in the local governmental unit, excluding the value of new construction and improvements, increases at a rate exceeding the increase in the general price level.

INDUSTRY AND EMPLOYMENT

     While Missouri has a diverse economy with a distribution of earnings and employment among manufacturing, trade and service sectors closely approximating the average national distribution, the national economic recession of the early 1980's had a disproportionately adverse impact on the economy of Missouri. During the 1970's, Missouri characteristically had a pattern of unemployment levels well below the national averages. However, since the 1980 to 1983 recession periods Missouri unemployment levels generally approximated or slightly exceeded the national average. A return to a pattern of high unemployment could adversely affect the Missouri debt obligations acquired by the Missouri Fund and, consequently, the value of the shares of the Fund.

     The Missouri portions of the St. Louis and Kansas City metropolitan areas contain approximately 1,945,813 and 1,016,457 residents, respectively, constituting over fifty percent of Missouri's 1995 population census of approximately 5,339,041. St. Louis is an important site for banking and manufacturing activity, as well as a distribution and transportation center, with nine Fortune 500 industrial companies (as well as other major educational, financial, insurance, retail, wholesale and transportation companies and institutions) headquartered there. Kansas City is a major agribusiness center and an important center for finance and industry. Economic reversals in either of these two areas would have a major impact on the overall economic condition of the State of Missouri. Additionally, the State of Missouri has a significant agricultural sector which is experiencing farm-related problems comparable to those which are occurring in other states. To the extent that these problems were to intensify, there could possibly be an adverse impact on the overall economic condition of the State of Missouri.

     Defense  related  business plays an important  role in Missouri's  economy.
There are a large number of civilians employed at the various military installations and training bases in the state and recent action of the Defense Base Closure and Realignment Commission will result in the loss of a substantial number of civilian jobs in the St. Louis Metropolitan area. Further, aircraft and related businesses in Missouri are the recipients of substantial annual dollar volumes of defense contract awards. The contractor receiving the second largest dollar volume of defense contracts in the United States in 1995 was McDonnell Douglas Corporation which lost the number one position it held in 1994 by reason of the merger of the Lockheed and Martin Companies. McDonnell Douglas Corporation is the State's largest employer, currently employing approximately 20,000 employees in Missouri. Recent changes in the levels of military appropriations and the cancellation of the A-12 program has affected McDonnell Douglas Corporation in Missouri and over the last four years it has reduced its Missouri work force by approximately 30%. There can be no assurances that there will be further changes in the levels of military appropriations, and, to the extent that further changes in military appropriations are enacted by the United States Congress, Missouri could be disproportionately affected. On December 15, 1996, The Boeing Company and McDonnell Douglass Corporation announced that The Boeing Company planned to acquire McDonnell Douglas Corporation. It is impossible to determine what effect, if any, completion of the acquisition will have on the operations of McDonnell Douglas Corporation. However, any shift or loss of production now conducted in Missouri would have a negative impact on the economy of the state and particularly the economy of the St. Louis metropolitan area.

OTHER FACTORS

     Desegregation lawsuits in St. Louis and Kansas City continue to require significant levels of state funding and are sources of uncertainty. Litigation continues on many issues, court orders are unpredictable, and school district spending patterns have proven difficult to predict. A recent Supreme Court decision favorable to the State may decrease the level of State funding required in the future, but the impact of this decision is uncertain. The State paid $282 million for desegregation costs in fiscal 1994, $315 million for fiscal 1995 and $274 million for fiscal 1996. This expense accounted for close to 7% of total state General Revenue Fund spending in fiscal 1994 and 1995, and close to 5% in fiscal 1996.

                         KEYSTONE NEW YORK TAX FREE FUND

     As described in the prospectus, the New York Fund will generally invest in New York municipal obligations. The New York Fund is therefore susceptible to political, economical, or regulatory factors affecting New York State and governmental bodies within New York State. Some of the more significant events and conditions relating to the financial situation in New York are summarized below. The following information provides only a brief summary of the complex factors affecting the financial situation in New York, is derived from sources that are generally available to investors and is believed to be accurate. It is based on information drawn from official statements and prospectuses issued by, and other information reported by, the State of New York by its various public bodies, and by other entities located within the State, including the City of New York, in connection with the issuance of their respective securities.

THE STATE

     New York State (for purposes of this section of the Appendix, "the State") historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significate changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. New York City (for purposes of this section of the Appendix, "the City") has also had to face great competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

     During the 1982-83 recession, overall economic activity in the State declined less than that of the nation as a whole. However, in calendar years 1984 through 1991, the State's rate of economic expansion was somewhat slower than that of the nation. In the 1990-91 recession, the economy of the State, and that of the rest of the Northeast, was more heavily damaged than that of the nation as a whole and has been slower to recover. The total employment growth rate in the State has been below the national average since 1984. The unemployment rate in the State dipped below the national rate in the second half of 1981 and remained lower until 1991; since then, it has been higher. According to data published by the U.S. Bureau of Economic Analysis, during the past ten years, total personal income in the State rose slightly faster than the national average only from 1986 through 1988.

     Between 1975 and 1990 total employment grew by 21.3 percent while the labor force grew only by 15.7 percent, unemployment fell from 9.5 percent to 5.2 percent of the labor force. In 1991 and 1992, however, total employment in the State fell by 457,000, or 5.5 percent. As a result, the unemployment rate rose to 8.5 percent, reflecting a recession that has had a particularly strong impact on the entire Northeast. Calendar years 1993 and 1994 saw only a partial recovery.

     Although the State ranks 22nd in the nation for its state tax burden, the State has the second highest combined state and local tax burden in the United States. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, may have contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State. To stimulate economic growth, the State has developed programs, including the provision of direct financial assistance, designed to assist businesses to expand existing operations located within the State and to attract new businesses to the State. In addition, the State has provided various tax incentives to encourage business relocation and expansion.

     The 1995-96 budget reflected significant actions to reduce the burden of State taxation, including adoption of a 3-year, 20 percent reduction in the State's personal income tax and a variety of more modest changes in other levies. In combination with business tax reductions enacted in 1994, these actions will reduce State taxes by over $5.5 billion by the 1997-98 fiscal year, when compared to the estimated yield in that year of the State tax structure as it applied in 1993-94.

     In recent years, State actions affecting the level of receipts and disbursements, as well as the relative strength of the State and regional economy, actions of the Federal government and other factors, have created structural budget gaps for the State. These gaps resulted from a significant disparity between recurring revenues and the costs of maintaining or increasing the level of support for State programs. The 1995-96 enacted budget combined significant tax and program reductions which will, in the current and future years, lower both the recurring receipts base (before the effect of any economic stimulus from such tax reductions) and the historical annual growth in State program spending. Notwithstanding these changes, the State can expect to continue to confront structural deficits in future years.

1997-98 FISCAL YEAR (EXECUTIVE BUDGET FORECAST)

     The governor presented his 1997-98 Executive Budget to the Legislature on January 14, 1997. The Executive Budget also contains financial projections for the State's 1998-99 and 1999-2000 fiscal years, detailed estimates of receipts and an updated Capital Plan. There can be no assurance that the Legislature will enact the Executive Budget as proposed by the Governor into law, or that the State's adopted budget projections will not differ materially and adversely from the projections as set forth in the Update.

     The 1997-98 Financial Plan projects balance on a cash basis in the General Fund. It reflects a continuing strategy of substantially reduced State spending, including program restructurings, reductions in social welfare spending, and efficiency and productivity initiatives. Total General Fund receipts and transfers to other funds are projected to be $32.88 billion, a decrease of $88 million from total receipts projected in the current fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $32.84 billion, a decrease of $56 million from spending totals projected for the current fiscal year. As compared to the 1996-97 State Financial Plan, the Executive Budget proposes a year-to-year decline in General Fund spending of 0.2 percent. State funds spending (i.e., General Fund plus other dedicated funds with the exception of federal aid) is projected to grow by 1.2 percent. Spending from All Governmental Funds (excluding transfers) is proposed to increase by 2.2 percent from the prior fiscal year.

     The Executive Budget proposes $2.3 billion in actions to balance the 1997-98 Financial Plan. Before reflecting any actions proposed by the Governor to restrain spending, General Fund disbursements for 1997-98 were projected to grow by approximately 4 percent. This increase would have resulted from growth in Medicaid, higher fixed costs such as pensions and debt service, collective bargaining agreements, inflation, and the loss of non-recurring resources that offset spending in 1996-97. General Fund receipts were projected to fall by roughly 3 percent. This reduction would have been attributable to modest growth in the State's economy and underlying tax base, the loss of non-recurring revenues available in 1996-97 and implementation of previously enacted tax reduction programs

     The Executive Budget proposes to close this gap primarily though a series of spending reductions and Medicaid cost containment measures, the use of a portion of the 1996-97 projected budget surplus,and other actions. The 1997-98 Financial Plan projects receipts of the $32.88 billion and spending of $32.84 billion, allowing for a deposit of $24 million into the CRF and a year-ending CRF reserve of $65 million, and a required repayment of $15 million to the TSRF. Detailed explanations of the 1997-98 Financial Plan follow a discussion of the economic outlook.

ECONOMIC OUTLOOK

         U.S. Economy

     The State has updated its mid-year forecast of national and State economic activity through the end of calendar year 1998. The current projection is for slightly slower growth than expected in the MidYear Update. The revised forecast projects real Domestic Gross National Product (GDP) growth of 2.3 percent in 1997, which is the same rate now estimated for 1996, followed by a 2.4 percent increase in 1998. The growth of nominal GDP is expected to rise from 4.3 percent in 1996 to 4.5 percent in 1997 and 4.8 percent in 1998. The inflation rate is expected to remain stable at 2.9 percent in 1997 and decrease to 2.8 percent in 1998. The annual rate of job growth is expected to slow to 1.6 percent in both 1997 and 1998, down from the 2.0 percent increase in 1996. Growth in personal income and wages are expected to slow accordingly in 1997 and 1998.

         State Economy

     The State economic forecast has been changed only slightly from the one formulated with the Mid-Year Update. Moderate growth is projected to continue in 1997 for employment, wages, and personal income, followed by a slight slowing in 1998. Personal income is estimated to have grown by 5.2 percent in 1996, fueled in part by an unusually large increase in financial sector bonus payments, and is projected to grow 4.5 percent in 1997 and 4.2 percent in 1998. Overall employment growth will continue at a modest rate, reflecting the moderate growth of the national economy, continued spending restraint in government, and restructuring in the health care, social service, and banking sectors.

1996-97 FISCAL YEAR

     The State is required to issue Financial Plan updates to the cash-basis State Financial Plan in July, October, and January, respectively. These quarterly updates reflect analysis of actual receipts and disbursements for each respective period, and revise estimates of receipts and disbursements for the then current fiscal year. The First Quarter Update was incorporated into the cash-basis State Financial Plan of July 25, 1996.

     The State issued its first update to the cash-basis 1996-97 State Financial Plan (the "Mid-Year Update") on October 25, 1996. Revisions have been made to estimates of both receipts and disbursements based on: (1) updated economic forecasts for both the nation and the State, (2) an analysis of actual receipts and disbursements through the first six months of the fiscal year, and (3) an assessment of changing program requirements. The Mid-Year Update reflects a balanced 1996=97 State Financial Plan, and a projected reserve in the General Fund of $300 million.

     The State also updated its forecast of national and State economic activity through the end of calendar year 1997 to reflect the stronger-than-expected growth in the first half of 1996. The national economic forecast has been changed slightly from the initial forecast on which the original 1996-97 State Financial Plan was based. The revised forecast projects real Gross Domestic Product growth in the nation of 2.5 percent for 1996 and 2.4 percent in 1997. The inflation rate is expected to be 3.0 percent in 1996 and 2.9 percent in 1997. The annual rate of job growth is expected to slow gradually to about 1.8 percent in 1997, down from 2.2 percent in 1996. Growth in personal income and wages are expected to slow accordingly.

     The State economic forecast haws been changed slightly from the one formulated with the July 1996-97 State Financial Plan. Moderate growth is projected to continue through the second half of 1996, with employment wages and incomes continuing their modest rise. Personal income is projected to increase by 5.2 percent in 1996 and 4.7 percent in 1997, reflecting robust projected wage growth fueled in part by financial sector bonus payments. Overall employment growth will continue at a modest rate, reflecting the slowdown in the national economy, continued spending restraint in government, and restructuring in the health care and financial sectors.

     Actual receipts thought the first two quarters of the 1996-97 State fiscal year reflected strongerthan-expected growth in most taxes, with actual receipts exceeding expectations by $250 million. Based on the revised economic outlook and actual receipts for the first six months of 1996-97, projected General Fund receipts for the 1996-97 State fiscal years were increased by $420 million. Most of this projected increase was in the yield of the personal income tax ($241 million), with additional increases expected in business taxes ($124 million) and other tax receipts ($49 million). Projected collections from user taxes and fees were revised downward slightly ($5 million). Revisions were also made to both miscellaneous receipts and in transfers from other funds (an $11 million combined projected increase).

     The 1996-97 General Fund Financial Plan continues to be balanced. The Division of the Budget projects that, prior to taking the actions described below, the General Fund Financial Plan would have shown an operating surplus or approximately $1.3 billion. These actions include implementing reduced personal income tax withholding to reflect the impact of tax reduction actions which took effect on January 1, 1997. This has the effect of raising taxpayer's current take-home pay rather than requiring taxpayers to wait until the spring of 1998 for larger refunds. The Financial Plan assumes the use of $250 million for this purpose. In addition, $943 million is projected to be used to pay tax refunds during the 1996-97 fiscal year or reserved to pay refunds during the 1997-98 fiscal year, which produces a benefit for the 1997-98 Financial Plan. Finally, $65 million is projected to be deposited into the TSRF (in addition to the required deposit of $15 million), increasing the cash balance in that fund to $317 million by the end of 1996-97.

     Projected General Fund disbursements are reduced by a total of $348 million from the Mid-Year Update, with changes made in most categories of the Financial Plan. Most of this savings is attributable to reductions in local assistance spending, primarily due to significant reestimates in social services spending to reflect lower case load growth, yielding savings of $226 million. General State Charges are reduced $76 million to reflect lower pension and fringe benefit costs. The General State Charges estimate includes savings achieved from the refinancing of certain pension liabilities through the issuance of long-term debt as planned, and the payment of that liability to the State Retirement System. Transfers for the Capital Projects Fund have been reduced $31 million to reflect slower-than-expected capital disbursements for the balance of the fiscal year. Reductions in debt service costs of $21 million reflect savings from refundings undertaken in the current fiscal year, as well as savings from improved interest rates in the financial markets.

     The General Fund closing balance is expected to be $358 million at the end of 1996-97. Of this amount, $317 million would be on deposit in the TSRF, while another $41 million would remain on deposit in the CRF as a reserve for litigation or other unbudgeted costs to the Financial Plan. The TSRF had an opening balance of $237 million, to be supplemented by a required payment of $15 million and an extraordinary deposit of $645 million from surplus 1996-97 monies. The $9 million on deposit in the Review Accumulation fund will be drawn down as planned. A planned deposit if $85 million to the CRF, projected to be received from contractual efforts to maximize federal revenue, is no longer expected to be deposited this year.

1995-96 FISCAL YEAR

     The State's budget for the 1995-96 fiscal year was enacted by the Legislature on June 7, 1995, more than two months after the start of the fiscal year. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements considered to be necessary for State operations and other purposes, including all necessary appropriations for debt service. The State Financial Plan for the 1995- 96 fiscal year was formulated on June 20, 1995 and was based on the State's budget as enacted by the Legislature and signed into law by the Governor. The State Financial Plan is updated quarterly pursuant to law in July, October and January.

     The 1995-96 budget was the first to be enacted in the administration of the Governor, who assumed office on January 1, 1995. It was the first budget in over half a century which proposed and, as enacted, projected an absolute year-over-year decline in General Fund disbursements. Spending for State operations was projected to drop even more sharply, by 4.6 percent. Nominal spending from all State funding sources (I.E., excluding Federal aid) was proposed to increase by only 2.5 percent from the prior fiscal year, in contrast to the prior decade when such spending growth averaged more than 6.0 percent annually.

     In his Executive Budget, the Governor indicated that in the 1995-96 fiscal year, the State Financial Plan, based on then-current law governing spending and revenues, would be out of balance by almost $4.7 billion, as a result of the projected structural deficit resulting from the ongoing disparity between sluggish growth in receipts, the effect of prior-year tax changes, and the rapid acceleration of spending growth; the impact of unfunded 1994-95 initiatives, primarily for local aid programs; and the use of one-time solutions, primarily surplus funds from the prior year, to fund recurring spending in the 1994-95 budget. The Governor proposed additional tax cuts, to spur economic growth and provide relief for low and middle-income taxpayers, which were larger than those ultimately adopted, and which added $240 million to the then projected imbalance or budget gap, bringing the total to approximately $5 billion.

     This gap was projected to be closed in the 1995-96 State Financial Plan based on the enacted budget, through a series of actions, mainly spending reductions and cost containment measures and certain reestimates that are expected to be recurring, but also through the use of one-time solutions. The State Financial Plan projected (I) nearly $1.6 billion in savings from cost containment, disbursement reestimates, and other savings in social welfare programs, including Medicaid, income maintenance and various child and family care programs; (ii) $2.2 billion in savings from State agency actions to reduce spending on the State workforce, SUNY and CUNY, mental hygiene programs, capital projects, the prison system and fringe benefits; (iii) $300 million in savings from local assistance reforms, including actions affecting school aid and revenue sharing while proposing program legislation to provide relief from certain mandates that increase local spending; (iv) over $400 million in revenue measures, primarily a new Quick Draw Lottery game, changes to tax payment schedules, and the sale of assets; and (v) $300 million from reestimates in receipts.

     There are risks and uncertainties concerning the future-year impact of tax reductions and other measures in the 1995-96 budget.

     The 1995-96 State Financial Plan included actions that will have an effect on the budget outlook for State fiscal year 1996-97 and beyond. The DOB estimated that the 1995-96 State Financial Plan contains actions that provide nonrecurring resources or savings totaling approximately $900 million. These included the use of balances set aside originally for mass transportation aid ($220 million), the use of a reserve established to fund pension supplementation cost ($110 million) and the use of lottery balances ($62 million) The
Comptroller believed that the amount of nonrecurring resources or savings exceeds $1.0 billion. The DOB also estimates that the 1995-96 State Financial Plan contained nonrecurring expenditures totaling nearly $250 million. These include the payment of social services litigation ($65 million), the deposit to the Contingency Reserve Fund ($40 million), the payment of 1993- 94 pension charges ($56 million) and aid for maintenance costs of local schools ($45 million). The net amount of nonrecurring resources used in the 1995-96 State Financial Plan, accordingly, was estimated by the DOB at over $600 million.

     In addition to this use of nonrecurring resources, the 1995-96 State Financial Plan reflected actions that will directly affect the State' 1996-97 fiscal year baseline receipts and disbursements. The three-year plan to reduce State personal income taxes will decrease State tax receipts by an estimated $1.7 billion in State fiscal year 1996-97, in addition to the amount of reduction in State fiscal year 1995- 96. Further significant reductions in the personal income tax are scheduled for the 1997-98 State fiscal year. Other tax reductions enacted in 1994 and 1995 are estimated to cause an additional reduction in receipts of over $500 million in 1996-97, as compared to the level of receipts in 1995-96. Similarly, many actions taken to reduce disbursements in the State's 1995-96 fiscal year are expected to provide greater reductions in State fiscal year 1996-97. These include actions to reduce the State workforce, reduce Medicaid and welfare expenditures and slow community mental hygiene program development. The net impact of these factors is expected to produce a potential imbalance in receipts and disbursements in State fiscal year 1996-97

     As part of the early release of the 1996-97 Executive Budget, the State updated its 1995-96 cash-basis State Financial Plan (the "Financial Plan Update") on December 15, 1995, as a part of the Governor's Executive Budget presentation.

     The State updated its forecast of national and State economic activity through the end of calendar year 1996. The national economic forecast remained basically unchanged from the initial forecast on which the original 1995-96 State Financial Plan was based, while the State economic forecast was marginally weaker.

     Actual receipts through the first two quarters of the 1995-96 State fiscal year fell short of expectations by $101 million. Much of this shortfall was due to timing-related delays in sources other than taxes. Based on the revised economic outlook and actual receipts for the first six months of 1995- 96, projected General Fund receipts for the 1995-96 State fiscal year were reduced by $73 million, offset by $2 million in increased revenues and transfers associated with actions taken in the Management Review Plan. Actual disbursements through the first six months of the fiscal year were $89 million less than projected, primarily because of delays in processing payments following delayed enactment of the State budget. No savings were included in the Mid-Year Update from this slower-than-expected spending. Projected disbursements for the 1995-96 State fiscal year were reduced by $30 million because spending increases in local assistance and State operations was more than offset by debt service savings and the reductions from the Management Review Plan.

     The 1995-96 General Fund Financial Plan continued to be balanced, with reductions in projected receipts offset by an equivalent reduction in projected disbursements. Modest changes were made to the Mid-Year Update, reflecting two more months of actual results, deficiency requests by State agencies (the largest of which is for school aid resulting from revisions to data submitted by school districts), and administrative efficiencies achieved by State agencies. Total General Fund receipts are expected to be approximately $73 million lower than estimated at the time of the Mid-Year Update. Tax receipts were projected to be $29.57 billion, $8 million less than in the earlier plan. Miscellaneous receipts and transfers from other funds were estimated at $3.15 billion, $65 million lower than in the Mid-Year Update. The largest single change in these estimates is attributable to the lag in achieving $50 million in proceeds from sales of State assets, which are unlikely to be completed prior to the end of the fiscal year.

     Projected  General  Fund  disbursements  were  reduced  by a  total  of $73 million, with changes made in most major categories of the 1995-96 State Financial Plan. The reduction in overall spending masks the impact of deficiency requests totaling more than $140 million, primarily for school aid and tuition assistance to college students. Offsetting reductions in spending are attributable to the continued maintenance of strict controls on spending through the fiscal year by State agencies, yielding savings of $50 million. Reductions of $49 million in support for capital projects reflect a stringent review of all capital spending. Reductions of $30 million in debt service costs reflect savings from refundings undertaken in the current fiscal year, as well as savings from lower interest rates in the financial market. Finally, the 1995-96 Financial Plan reflected reestimates based on actual results through November, the largest of which is a reduction of $70 million in projected costs for income maintenance. This reduction is consistent with declining caseload projections.

     The balance in the General Fund at the close of the 1995-96 fiscal year was expected to be $172 million, entirely attributable to monies in the Tax Stabilization Reserve Fund following the required $15 million payment into that Fund. A $40 million deposit to the Contingency Reserve Fund included as part of the enacted 1995-96 budget will not be made, and the minor balance of $1 million currently in the Fund will be transferred to the General Fund. These Contingency Reserve Fund monies are expected to support payments from the General Fund for litigation related to the State's Medicaid program, and for federal disallowances.

     Changes in federal aid programs currently pending in Congress were not expected to have a material impact on the State's 1995-96 Financial Plan, although prolonged interruptions in the receipt of federal grants could create adverse developments, the scope of which can not be estimated at this time. The major remaining uncertainties in the 1995-96 State Financial Plan continue to be those related to the economy and tax collections, which could produce either favorable or unfavorable variances during the balance of the year.

PAST YEARS

     New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from the issuance of tax and revenue anticipation notes ("TRANs"). First, the national recession, and then the lingering economic slowdown in the New York and regional economy, resulted in repeated shortfalls in receipts and three budget deficits. For its 1992-93, 1993-94 and 1994-95 fiscal years, the State recorded balanced budgets on a cash basis, with substantial fund balances in 1992-93 and 1993-94, and a smaller fund balance in 1994-95 as described below.

1994-95 FISCAL YEAR

     New York State ended its 1994-95 fiscal year with the General Fund in balance. The closing fund balance of $158 million reflects $157 million in the Tax Stabilization Reserve Fund and $1 million in the Contingency Reserve Fund ("CRF"). The CRF was established in State fiscal year 1993-94, funded partly with surplus moneys, to assist the State in financing the 1994-95 fiscal year costs of extraordinary litigation known or anticipated at that time; the opening fund balance in State fiscal year 1994-95 was $265 million. The $241 million change in the fund balance reflects the use of $264 million in the CRF as planned, as well as the required deposit of $23 million to the Tax Stabilization Reserve Fund. In addition, $278 million was on deposit in the tax refund reserve account, $250 million of which was deposited at the end of the State's 1994-95 fiscal year to continue the process of restructuring the State's cash flow as part of the Local Governmental Assistance Corporation ("LGAC") program.

     Compared to the State Financial Plan for 1994-95 as formulated on June 16, 1994, reported receipts fell short of original projections by $1.163 billion, primarily in the categories of personal income and business taxes. Of this amount, the personal income tax accounts for $800 million, reflecting weak estimated tax collections and lower withholding due to reduced wage and salary growth, more severe reductions in brokerage industry bonuses than projected earlier, and deferral of capital gains realizations in anticipation of potential Federal tax changes. Business taxes fell short by $373 million, primarily reflecting lower payments from banks as substantial overpayments of 1993 liability depressed net collections in 1994-95 fiscal year. These shortfalls were offset by better performance in the remaining taxes, particularly the user taxes and fees, which exceeded projections by $210 million. Of this amount, $227 million was attributable to certain restatements for accounting treatment purposes pertaining to the CRF and LGAC; these restatements had no impact on balance in the General Fund.

     Disbursements were also reduced from original projections by $848 million. After adjusting for the net impact of restatements relating to the CRF and LGAC which raised disbursements by $38 million, the variance is $886 million. Well over two-thirds of this variance is in the category of grants to local governments, primarily reflecting the conservative nature of the original estimates of projected costs for social services and other programs. Lower education costs are attributable to the availability of $110 million in additional lottery proceeds and the use of LGAC bond proceeds.

     The spending reductions also reflect $188 million in actions initiated in January 1995 by the Governor to reduce spending to avert a potential gap in the 1994-95 State Financial Plan. These actions included savings from a hiring freeze, halting the development of certain services, and the suspension of non-essential capital projects. These actions, together with $71 million in other measures comprised the Governor's $159 million gap-closing plan, submitted to the Legislature in connection with the 1995- 96 Executive Budget.

1993-94 FISCAL YEAR

     The State ended its 1993-94 fiscal year with a balance of $1.140 billion in the tax refund reserve account, $265 million in the CRF and $134 million in its Tax Stabilization Reserve Fund. These fund balances were primarily the result of an improving national economy, State employment growth, tax collections that exceeded earlier projections and disbursements that were below expectations. Deposits to the personal income tax refund reserve have the effect of reducing reported personal income tax receipts in the fiscal year when made and withdrawals from such reserve increase receipts in the fiscal year when made. The balance in the tax refund reserve account was used to pay taxpayer refunds.

     Of the $1.140 billion deposited in the tax refund reserve account, $1.026 billion was available for budgetary planning purposes in the 1994-95 fiscal year. The remaining $114 million was redeposited in the tax refund reserve account at the end of the State's 1993-94 fiscal year to continue the process of restructuring the State's cash flow as part of the LGAC program. The balance in the CRF was reserved to meet the cost of litigation facing the State in its 1994-95 fiscal year.

     Before the deposit of $1.140 billion in the tax refund reserve account, General Fund receipts in 1993-94 exceeded those originally projected when the State Financial Plan for that year was formulated on April 16, 1993 by $1.002 billion. Greater-than-expected receipts in the personal income tax, the bank tax, the corporation franchise tax and the estate tax accounted for most of this variance, and more than offset weaker-than-projected collections from the sales and use tax and miscellaneous receipts. Collections from individual taxes were affected by various factors including changes in Federal business laws, sustained profitability of banks, strong performance of securities firms, and higher-than-expected consumption of tobacco products following price cuts.

     The higher receipts resulted, in part, because the New York economy performed better than forecasted. Employment growth started in the first quarter of the State's 1993-94 fiscal year, and, although this lagged behind the national economic recovery, the growth in New York began earlier than forecasted. The New York economy exhibited signs of strength in the service sector, in construction, and in trade. Long Island and the Mid-Hudson Valley continued to lag behind the rest of the State in economic growth. The DOB believes that approximately 100,000 jobs were added during the 1993-94 fiscal year.

     Disbursements and transfers from the General Fund were $303 million below the level projected in April 1993, an amount that would have been $423 million had the State not accelerated the payment of Medicaid billings, which in the April 1993 State Financial Plan were planned to be deferred into the 1994-95 fiscal year. Compared to the estimates included in the State Financial Plan formulated in April 1993, lower disbursements resulted form lower spending for Medicaid, capital projects, and debt service (due to refundings) and $114 million used to restructure the State's cash flow as part of the LGAC program. Disbursements were higher than expected for general support for public schools, the State share of income maintenance, overtime for prison guards, and highway snow and ice removal. The State also made the first of six required payments to the State of Delaware related to the settlement of Delaware's litigation against the State regarding the disposition of abandoned property receipts.

     During the 1993-94 fiscal year, the State also established and funded the CRF as a way to assist the State in financing the cost of litigation affecting the State. The CRF was initially funded with a transfer of $100 million attributable to the positive margin recorded in the 1992-93 fiscal year. In addition, the State augmented this initial deposit with $132 million in debt service savings attributable to the refinancing of State and public authority bonds during 1993-94. A year-end transfer of $36 million was also made to the CRF, which, after a disbursement for authorized fund purposes, brought the CRF balance a the end of 1993-94 to $265 million. This amount was $165 million higher than the amount originally targeted for this reserve fund.

1992-93 FISCAL YEAR

     The State ended its 1992-93 fiscal year with a balance of $671 million in the tax refund reserve account and $67 million in the Tax Stabilization Reserve Fund.

     The State's 1992-93 fiscal year was characterized by performance that was better than projected for the national and regional economies. National gross domestic product, State personal income, and State employment and unemployment performed better than originally projected in April 1992. This favorable economic performance, particularly at year end, combined with a tax-induced acceleration of income into 1992, was the primary cause of the General Fund surplus. Personal income tax collections were more than $700 million higher than originally projected (before reflecting the tax refund reserve account transaction), primarily in the withholding and estimated payment components of the tax.

     There were large, but mainly offsetting, variances in other categories of receipts. Significantly higher-than-projected business tax collections and the receipt of unbudgeted payments from the Medical Malpractice Insurance Association ("MMIA") and the New York Racing Association approximately offset the loss of an anticipated $200 million Federal reimbursement, the loss of certain budgeted hospital differential revenue as a result of unfavorable court decisions, and shortfalls in certain miscellaneous revenues.

     Disbursements and transfers to other funds were $45 million above projections in April 1992, although this includes a $150 million payment to health insurers (financed with a receipt from the MMIA made pursuant to legislation passed in January 1992). All other disbursements were $105 million lower than projected. This reduction primarily reflected lower costs in virtually all categories of spending, including Medicaid, local health programs, agency operations, fringe benefits, capital projects and debt service as partially offset by higher-than-anticipated costs for education programs.

LOCAL GOVERNMENT ASSISTANCE CORPORATION

     In 1990, as part of a State fiscal reform program, legislation was enacted creating LGAC, a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. The legislation authorized LGAC to issue its bonds and notes in an amount not in excess of $4.7 billion (exclusive of certain refunding bonds) plus certain other amounts. Over a period of years, the issuance of these long-term obligations, which are to be amortized over no more than 30 years, was expected to eliminate the need for continued short-term seasonal borrowing. The legislation also dedicated revenues equal to one-quarter of the four cent State sales and use tax to pay debt service on these bonds. The legislation also imposed a cap on the annual seasonal borrowing of the State at $4.7 billion, less net proceeds of bonds issued by LGAC and bonds issued to provide for capitalized interest, except as cases where the Governor and the legislative leaders have certified the need for additional borrowing and provided a schedule for reducing it to the cap. If borrowing above the cap is thus permitted in any fiscal year, it is required by law to be reduced to the cap by the fourth fiscal year after the limit was first exceeded. This provision capping the seasonal borrowing was included as a covenant with LGAC's bondholders in the resolution authorizing such bonds.

     As of June 1995, LGAC had issued bonds and notes to provide net proceeds of $4.7 billion, completing the program. The impact of LGAC's borrowing is that the State is able to meet its cash flow needs in the first quarter of the fiscal year without relying on short-term seasonal borrowings. The 1995- 96 State Financial Plan includes no spring borrowing nor did the 1994-95 State Financial Plan, which was the first time in 35 years there was no short-term seasonal borrowing. This reflects the success of the LGAC program in permitting the State to accelerate local aid payments form the first quarter of the current fiscal year to the fourth quarter of the previous fiscal year.

     In June 1994, the Legislature passed a proposed constitutional amendment that would significantly change the long-term financing practices of the State and its public authorities. The proposed amendment would permit the State, within a formula-based cap, to issue revenue bonds, which would be debt of the State secured solely by a pledge of certain State tax receipts (including those allocated to State funds dedicated for transportation purposes), and not by the full faith and credit of the State. In addition, the proposed constitutional amendment would (i) permit multiple purpose general obligation bond proposals to be proposed on the same ballot, (ii) require that State debt be incurred only for capital projects included in a multi-year capital financing plan, and (iii) prohibit, after its effective date, lease-purchase and contractual-obligation financings mechanisms for State facilities.

     The State anticipates that its capital programs will be financed, in part, through borrowings by the State and public authorities in the 1995-96 fiscal year. The State expects to issue $248 million in general obligation bonds (including $70 million for purposes of redeeming outstanding BANs) and $186 million in general obligation commercial paper. The Legislature has also authorized the issuance of up to $33 million in COPs during the State's 1995-96 fiscal year for equipment purchases and $14 million for capital purposes. The projection of the State regarding its borrowings for the 1995-96 fiscal year may change if circumstances require.

     LGAC is authorized to provide net proceeds of up to $529 million during the State's 1995-96 fiscal year, to redeem notes sold in June 1995, completing its financing program as discussed above.

RATINGS

     On July 13, 1995, Standard & Poor's confirmed its rating on the State's general obligation bonds of A-. On July 3, 1995 Moody's confirmed its rating on the State's general obligation long-term indebtedness of A.

THE CITY OF NEW YORK

     The fiscal health of the State is closely related to the fiscal health of its localities, particularly the City of New York, which has required and continues to require significant financial assistance from the State. The City depends on State Aid both to enable the City to balance its budget and to meet its cash requirements. The City has achieved balanced operating results for each of its fiscal years since 1981 as reported in accordance with the then-applicable GAAP Standards. During the 1990 and 1991 fiscal years, the City experienced significant shortfalls in almost all of its major tax sources and increases in social service costs, and was required to take actions to close substantial budget gaps in order to maintain balanced budgets in accordance with its financial plan. For fiscal 1993, the City achieved balanced operating results.

     In response to the City's financial crisis in 1975, the State took action to assist the City in returning to fiscal stability. Among these actions, the State created the Municipal Assistance Corporation for the City of New York ("MAC") to provide financing assistance to the City. The State also enacted the New York State Financial Emergency Act for the City of New York ( the "Financial Emergency Act") which, among other things, established the New York State
Financial Control Board (the "Control Board") to oversee the City's financial affairs, the Office of the State Deputy Comptroller for New York ("OSDC") in the Office of the State Comptroller to assist the Control Board in exercising its powers and responsibilities, and a "Control Period" which existed from 1975 to 1986 during which the City was subject to certain statutorily-prescribed fiscal controls. Although the Control Board terminated the Control Period in 1986 when certain statutory conditions were met, thus suspending certain Control Board powers, the Control Board, MAC and OSDC continue to exercise various fiscal monitoring functions over the City, and upon the occurrence or "substantial likelihood and imminence" of the occurrence of certain events, including, but not limited to, a City operating budget deficit of more than $100 million, the Control Board is required by law to reimpose a "Control Period." Currently, the City and its "Covered Organizations" (i.e., those which receive or may receive monies from the City directly, indirectly or contingently) operate under a four-year financial plan which the City prepares annually and periodically updates. The City's Financial Plan includes its capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps.

     The City submits its financial plans as well as the periodic updates to the Control Board for its review. In August 1993, the City submitted to the Control Board its 1994-1997 Financial Plan. The Financial Plan projected a balanced budget in fiscal 1994, based on revenues of approximately $31.250 billion. The Financial Plan also predicted budget gaps of approximately $1.3 billion in fiscal year 1995, $1.8 billion in fiscal year 1996 and $2.0 billion in fiscal year 1997.

     Estimates of the City's revenues and expenditures are based on numerous assumptions and are subject to various uncertainties. If expected federal or State aid are not forthcoming, if unforeseen developments in the economy significantly reduce revenues derived from economically sensitive taxes or necessitate increased expenditures for public assistance, if the City should negotiate wage increases for its employees greater than the amounts provided for in the City's Financial Plan or if other uncertainties materialize that reduce expected revenues or increase projected expenditures, then, to avoid operating deficits, the City may be required to implement additional actions, including increases in taxes and reductions in essential City services. The City might also seek additional assistance from the State.

     On July 10, 1995, Standard & Poor's revised downward its rating on City general obligation bonds from A- to BBB+ and removed City bonds from CreditWatch. Standard & Poor's stated that "structural budgetary balance remains elusive because of persistent softness in the City's economy, highlighted by weak job growth and a growing dependence on the historically volatile financial services sector." Other factors identified by Standard & Poor's in lowering its rating on City bonds included a trend of using one-time measures, including debt refinancings, to close projected budget gaps, dependence on unratified labor savings to help balance the Financial Plan, optimistic projections of additional federal and State aid or mandate relief, a history of cash flow difficulties caused by State budget delays and continued high debt levels. Fitch Investors Service, Inc. continues to rate City general obligation bonds A-. Moody's rating for City general obligation bonds is Baa1.

AUTHORITIES

     New York State's authorities are generally responsible for financing, constructing and operating revenue-producing public benefit facilities. The fiscal stability of the State is related, in part, to the fiscal stability of its public authorities. Public authorities are not subject to the constitutional restrictions on the inccurrence of debt which applies to the State itself and may issue bonds and notes within the amounts permitted by, and as otherwise restricted by, their legislative authorization. The State's access to the public credit markets could be impaired, and the market price of its outstanding debt may be materially adversely affected, if any of its public authorities were to default on their respective obligations, particularly those using the financing techniques referred to as State-supported or State-related.

     As of September 30, 1994, the date of the latest data available, there were 18 public authorities that had outstanding debt of $100 million or more, and the aggregate outstanding debt including refunding bonds, of the these 18 public authorities was $70.3 billion.

     As of March 31, 1995, aggregate public authority debt outstanding as State-supported debt was $27.9 billion and as State-related debt was $36.1 billion.

     Public authority operating expenses and debt service costs are generally paid by revenues generated by the projects financed or operated, such as tolls charged for the use of highways, bridges or tunnels, rentals charged for housing units, and charges for occupancy at medical care facilities. In addition, State legislation authorizes several financing techniques for public authorities. Also, there are statutory arrangements providing for state local assistance payments, otherwise payable to localities, to be made under certain circumstances to public authorities. Although the state has no obligation to provide additional assistance to localities whose local assistance payments have been paid to public authorities under those arrangements if local assistance payments are so diverted, the affected localities could seek additional state assistance. Some authorities also received monies from state appropriations to pay for the operating costs of certain programs.

     The Metropolitan Transportation Authority (the "MTA") oversees the operation of New York City's bus and subway systems and, through its affiliates and subsidiaries, operates certain commuter rail and bus lines and a rapid transit line. Through an affiliate, the MTA operates certain intrastate toll bridges and tunnels. The MTA has depended and will continue to depend upon Federal, State, local government and agency support to operate the mass transit portion of these operations because fare revenues are insufficient. If current revenue projections are not realized and/or operating expenses exceed current projections, the MTA may be required to seek additional state assistance, raise fares or take other actions.

     Since 1980, the State has enacted several taxes that provide revenues for mass transit purposes, including assistance to the MTA. In addition, since 1987, State law has required that the proceeds of 1/4 of 1% of mortgage recording tax paid on certain mortgages in the Metropolitan Transportation Region served by the MTA be deposited in a special MTA fund for operating or capital expenses. Further, in 1993, the State dedicated a portion of certain additional state petroleum business tax receipts to fund operating or capital assistance to the MTA. For the 1995-1996 State Fiscal Year, total state assistance to the MTA is estimated at approximately $1.1 billion.

     In 1993, State legislation authorized the funding of a 5-year $9.56 billion MTA Capital Plan for the 5-year period, 1993 through 1996 (the "1992-1996 Capital Program"). The MTA has received approval of the 1992-1996 Capital Program based on this legislation from the MTA Capital Program Review Board, as state law requires. This is the third 5-year plan since the legislature authorized procedures for the adoption, approval and amendment of a 5-year plan in 1981 for a capital program designed to upgrade the performance of the MTA's transportation system and to supplement, replace and rehabilitate facilities and equipment. The MTA and its affiliates are collectively authorized to issue an aggregate of $3.1 billion of bonds (net of certain statutory exclusion) to finance a portion of the 1992- 1996 Capital Program.

     There can be no assurance that all the necessary governmental actions for the 1992-1996 Capital Program or future capital programs will be taken, that funding sources currently identified will not be decreased or eliminated, or that the 1992-1996 Capital Program, or parts thereof, will not be delayed or reduced. If the Capital Program is delayed or reduced, ridership and fair revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional state assistance.

AGENCIES AND LOCALITIES

     Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance during the State's 1995-1996 fiscal year and thereafter. The potential impact on the State of such requests by localities is not included in the projections of the State receipts and disbursements in the State's 1995-1996 fiscal year.

     Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board of the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the State to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

     Municipalities and school districts have engaged in substantial short term and long term borrowing. In 1993, the total indebtedness of all localities in the State other than New York City was approximately $17.7 billion. A small portion of this indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to enabling State legislation. State law requires the Comptroller to review and make recommendations concerning the budgets of these local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending 1993.

     From time to time, Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Authorities were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State could be adversely affected. Localities face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. Long range potential problems of declining urban population, increasing expenditures and other economic trends could adversely affect localities and require increasing State assistance in the future.

LITIGATION

     Certain litigation pending against the State or its officers or employees could affect adversely the financial condition of the State in the 1995-1996 fiscal year or thereafter. Adverse developments in these proceedings or the initiation of new proceedings could affect the ability of the State to maintain a balanced 1995-1996 State Financial Plan. The State believes that the 1995-1996 State Financial Plan includes sufficient reserves for the payment of judgments that may be required during the 1995-1996 fiscal year. There can be no assurance, however, that an adverse decision in any of these proceedings would not exceed the amount of the 1995-1996 State Financial Plan reserves for the payment of judgments and, thereby, affect the ability of the State to maintain a balanced 1995-1996 State Financial Plan. Among the more significant of these cases are those that involve: (1) the validity of agreements and treaties by which various Indian tribes transferred title to the state of certain land in central and upstate New York; (2) certain aspects of the State's Medicaid rates and regulations; (3) treatment provided at several state mental health facilities; (4)alleged responsibility of State officials to assist in remedying racial segregation in the City of Yonkers;(5) the validity of certain surchages on hospital bills and (6) the assessment of petroleum business taxes on fuel purchased out of state.


                       KEYSTONE PENNSYLVANIA TAX FREE FUND

GENERAL

     The Commonwealth of Pennsylvania, the fifth most populous state, historically has been identified as a heavy industry state, although that reputation has changed with the decline of the coal, steel and railroad industries and the resulting diversification of the Commonwealth's industrial composition. The major new sources of growth are in the service sector, including trade, medical and health services, educational and financial institutions. Manufacturing has fallen behind in both the service sector and the trade sector as a source of employment in Pennsylvania. The Commonwealth is the headquarters for 58 major corporations. Pennsylvania's average annual unemployment rate for the years 1990 has generally not been more than one percent greater or lesser than the nation's annual average unemployment rate. The seasonally adjusted unemployment rate for Pennsylvania for March, 1997 was 5.1% and for the United States for March, 1997 was 5.2%. The population of Pennsylvania, 12,056 million people in 1996 according to the U.S. Bureau of the Census, represents an increase from the 1987 estimate of 11,811 million. Per capita income in Pennsylvania for 1995 of $23,558 was higher than the per capita income of the United States of $23,208. . The Commonwealth's General Fund, which receives all tax receipts and most other revenues and through which debt service on all general obligations of the Commonwealth are made, closed fiscal years ended June 30, 1994, June 30, 1995 and June 30, 1996 with positive fund balances of $892,940, $688,304 and $635,182, respectively.

DEBT

     The Commonwealth may incur debt to rehabilitate areas affected by disaster, debt approved by the electorate, debt for certain capital projects (for projects such as highways, public improvements, transportation assistance, flood control, redevelopment assistance, site development and industrial development) and tax anticipation debt payable in the fiscal year of issuance. The Commonwealth had outstanding general obligation debt of $5,054 million at June 30, 1996. The
Commonwealth is not permitted to fund deficits between fiscal years with any form of debt. All year-end deficit balances must be funded within the succeeding fiscal year's budget. At March 11, 1997, all outstanding general obligation bonds of the Commonwealth were rated AA- by Standard & Poor's Corporation and A-1 by Moody's Investors Service, Inc. (see Appendix A). There can be no assurance that these ratings will remain in effect in the future. Over the five-year period ending June 30, 2001, the Commonwealth has projected that it will issue notes and bonds totaling $2,325 million and retire bonded debt in the principal amount of $2,239 million.

     Certain agencies created by the Commonwealth have statutory authorization to incur debt for which Commonwealth appropriations to pay debt service thereon are not required. As of December 31, 1996, total combined debt outstanding for these agencies was $8,356 million. The debt of these agencies is supported by assets of, or revenues derived from, the various projects financed and is not an obligation of the Commonwealth. Some of these agencies, however, are indirectly dependent on Commonwealth appropriations. The only obligations of agencies in the Commonwealth that bear a moral obligation of the Commonwealth are those issued by the Pennsylvania Housing Finance Agency ("PHFA"), a statecreated agency which provides housing for lower and moderate income families, and The Hospitals and Higher Education Facilities Authority of Philadelphia (the "Hospital Authority"), an agency created by the City of Philadelphia to acquire and prepare various sites for use as intermediate care facilities for the mentally retarded.

LOCAL GOVERNMENT DEBT

     Numerous local government units in Pennsylvania issue general obligation (i.e., backed by taxing power) debt, including counties, cities, boroughs, townships and school districts. School district obligations are supported indirectly by the Commonwealth. The issuance of non-electoral general obligation debt is limited by constitutional and statutory provisions. Electoral debt, i.e., that approved by the voters, is unlimited. In addition, local government units and municipal and other authorities may issue revenue obligations that are supported by the revenues generated from particular projects or enterprises. Examples include municipal authorities (frequently operating water and sewer systems), municipal authorities formed to issue obligations benefitting hospitals and educational institutions, and industrial development authorities, whose obligations benefit industrial or commercial occupants. In some cases, sewer or water revenue obligations are guaranteed by taxing bodies and have the credit characteristics of general obligations debt.

LITIGATION

     Pennsylvania is currently involved in certain litigation where adverse decisions could have an adverse impact on its ability to pay debt service. For example, in BABY NEAL V. COMMONWEALTH, the American Civil Liberties Union filed a lawsuit against the Commonwealth seeking an order that would require the Commonwealth to provide additional funding for child welfare services. COUNTY OF ALLEGHENY V. COMMONWEALTH OF PENNSYLVANIA involves litigation regarding the state constitutionality of the statutory scheme for county funding of the judicial system. In PENNSYLVANIA ASSOCIATION OF RURAL AND SMALL SCHOOLS V. CASEY, the constitutionality of Pennsylvania's system for funding local school districts has been challenged. No estimates for the amount of these claims are available.

OTHER FACTORS

     The performance of the obligations held by the Fund issued by the Commonwealth, its agencies, subdivisions and instrumentalities are in part tied to state-wide, regional and local conditions within the Commonwealth and to the creditworthiness of certain non-Commonwealth related obligers, depending upon the Pennsylvania Fund's portfolio mix at any given time. Adverse changes to the state-wide, regional or local economies or changes in government may adversely affect the creditworthiness of the Commonwealth, its agencies and municipalities, and certain other non-government related obligers of Pennsylvania tax-free obligations (e.g., a university, a hospital or a corporate obligor). The City of Philadelphia, for example, experienced severe financial problems which impaired its ability to borrow money and adversely affected the ratings of its obligations and their marketability. Conversely, some obligations held by the Fund will be almost exclusively dependent on the creditworthiness of one underlying obligor, such as a project occupant or provider of credit or liquidity support.


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                                   APPENDIX B

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                      CORPORATE AND MUNICIPAL BOND RATINGS

S&P CORPORATE AND MUNICIPAL BOND RATINGS

A.       MUNICIPAL NOTES

         An S&P note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria are used in making that assessment:

     a. Amortization schedule (the larger the final maturity relative to other maturities the more likely it will be treated as a note), and

     b. Source of payment (the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note).

         Note ratings are as follows:

     1. SP-1 - Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

     2. SP-2 - Satisfactory capacity to pay principal and interest.

     3. SP-3 - Speculative capacity to pay principal and interest.

B.       TAX EXEMPT DEMAND BONDS

     S&P assigns "dual" ratings to all long-term debt issues that have as part of their provisions a demand or double feature.

     The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity and the commercial paper rating symbols are used to denote the put option (for example, "AAA/A-1+"). For the newer "demand notes," S&P note rating symbols, combined with the commercial paper symbols, are used (for example, "SP-1+/A-1+" ).

C.       CORPORATE AND MUNICIPAL BOND RATINGS

     An S&P corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor, including obligors outside the U.S., with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees. Ratings of foreign obligors do not take into account currency exchange and related uncertainties. The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable.

     The ratings are based, in varying degrees, on the following considerations:

     a. Likelihood of default and capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     b. Nature of and provisions of the obligation; and

     c. Protection afforded by and relative position of the obligation in the event of bankruptcy reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     PLUS (+) OR MINUS (-): To provide more detailed indications of credit quality, ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     A provisional rating is sometimes used by S&P. It assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

C.       BOND RATINGS ARE AS FOLLOWS:

     a. AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

     b. AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

     3. A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     4. BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     5. BB, B, CCC, CC AND C - Debt rated BB, B, CCC, CC AND C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay prncipal in accordance with the terms of teh obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

D.       MOODY'S CORPORATE AND MUNICIPAL BOND RATINGS

Moody's ratings are as follows:

     1. AAA - Bonds which are rated AAA are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     2. AA - Bonds which are rated AA are judged to be of high quality by all standards. Together with the AAA group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in AAA securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in AAA securities.

     3. A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

     4. BAA - Bonds which are rated BAA are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     5. BA - Bonds which are rated BA are judged to have speculative elements. Their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     6. B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through BAA in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     CON. (---) - Municipal bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

     Those municipal bonds in the AA, A, and BAA groups which Moody's believes possess the strongest investment attributes are designated by the symbols AA 1, A 1, and BAA 1.


                            MONEY MARKET INSTRUMENTS

     Money market securities are instruments with remaining maturities of one year or less such as bank certificates of deposit, bankers' acceptances, commercial paper (including variable rate master demand notes), and obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, some of which may be subject to repurchase agreements.

COMMERCIAL PAPER

     Commercial paper will consist of issues rated at the time of purchase A-1, by Standard & Poor's Ratings Group (S&P), or PRIME-1 by Moody's Investors Service, Inc., (Moody's) or F-1 by Fitch Investors Services, L.P. (Fitch's); or, if not rated, will be issued by companies which have an outstanding debt issue rated at the time of purchase AAA, AA or A by Moody's, or AAA, AA or A by S&P, or will be determined by a Fund's investment adviser to be of comparable quality.

A.       S&P RATINGS

     An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The top category is as follows:

     1. A: Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety.

     2. A-1: This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

B.       MOODY'S RATINGS

     The term "commercial paper" as used by Moody's means promissory obligations not having an original maturity in excess of nine months. Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designation, judged to be investment grade, to indicate the relative repayment capacity of rated issuers.

     1. The rating PRIME-1 is the highest commercial paper rating assigned by Moody's. Issuers rated PRIME-1 (or related supporting institutions) are deemed to have a superior capacity for repayment of short term promissory obligations. Repayment capacity of PRIME-1 issuers is normally evidenced by the following characteristics:

         1)       leading market positions in well-established industries;
         2)       high rates of return on funds employed;
         3) conservative capitalization structures with moderate reliance on debt and ample asset protection;
         4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and
         5) well established access to a range of financial markets and assured sources of alternate liquidity.

     In assigning ratings to issuers whose commercial paper obligations are supported by the credit of another entity or entities, Moody's evaluates the financial strength of the affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment.

CERTIFICATES OF DEPOSIT

     Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity.

     Certificates of deposit will be limited to U.S. dollar-denominated certificates of U.S. banks or of savings and loan associations, including their branches abroad, and of U.S. branches of foreign banks, which are members of the Federal Reserve System or the Federal Deposit Insurance Corporation, and have at least $1 billion in deposits as of the date of their most recently published financial statements.

     The Funds will not acquire time deposits or obligations issued by the International Bank for Reconstruction and Development, the Asian Development Bank or the Inter-American Development Bank. Additionally, the Funds do not currently intend to purchase foreign securities (except to the extent that certificates of deposit of foreign branches of U.S. banks may be deemed foreign securities) or purchase certificates of deposit, bankers' acceptances or other similar obligations issued by foreign banks.

BANKERS' ACCEPTANCES

     Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by the bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less. Bankers' acceptances acquired by a Fund must have been accepted by U.S. commercial banks, including foreign branches of U.S. commercial banks, having total deposits at the time of purchase in excess of $1 billion and must be payable in U.S. dollars.

U.S. GOVERNMENT SECURITIES

     Securities issued or guaranteed by the U.S. government include a variety of Treasury securities that differ only in their interest rates, maturities and dates of issuance and securities issued by the Government National Mortgage Association (GNMA). Treasury bills have maturities of one year or less. Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of greater than ten years at the date of issuance. GNMA securities include GNMA mortgage pass-through certificates. Such securities are supported by the full faith and credit of the U.S. government.

     Securities issued or guaranteed by U.S. government agencies or instrumentalities include securities issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the U.S., Small Business Administration, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Maritime Administration, The Tennessee Valley Authority, District of Columbia Armory Board and Federal National Mortgage Association.

     Some obligations of U.S. government agencies and instrumentalities, such as securities of Federal Home Loan Banks, are supported by the right of the issuer to borrow from the Treasury. Others, such as bonds issued by the Federal National Mortgage Association, a private corporation, are supported only by the credit of the instrumentality. Because the U.S. government is not obligated by law to provide support to an instrumentality it sponsors, a Fund will invest in the securities issued by such an instrumentality only when a Fund's investment adviser determines under standards established by the Board of Trustees that the credit risk with respect to the instrumentality does not make its securities unsuitable investments. U.S. government securities do not include international agencies or instrumentalities in which the U.S. government, its agencies or instrumentalities participate, such as the World Bank, Asian Development Bank or the Inter-American Development Bank, or issues insured by the Federal Deposit Insurance Corporation.

MUNICIPAL LEASE OBLIGATIONS

     Municipal lease obligations purchased primarily through Certificates of Participation ("COPs") are used by state and local governments to finance the purchase of property, and function much like installment purchase obligations. The payments made by the municipality under the lease are used to repay interest and principal on the bonds issued to purchase the property. Once these lease payments are completed, the municipality gains ownership of the property for a nominal sum. The lessor is, in effect, a lender secured by the property being leased. A feature which distinguishes CPOs from municipal debt is that the lease which is the subject of the transaction must contain a "nonappropriation" or "abatement" clause. A nonappropriation clause provides that provides that, while the municipality will use its best efforts to make lease payments, the municipality may terminate the lease without penalty if the municipality's appropriating body does not allocate the necessary funds. Local administrations, being faced with increasingly tight budgets, therefore have more discretion to curtail payments under COPs than they do to curtail payments on traditionally funded debt obligations. If the government lessee does not appropriate sufficient monies to make lease payments, the lessor or its agent is typically entitled to repossess the property. In most cases, however, the private sector value of the property will be less than the amount the government lessee was paying.

     Criteria considered by the rating agencies and a Fund's investment adviser in assessing the risk of appropriation include the issuing municipality's credit rating, evaluation of how essential the leased property is to the municipality and term of the lease compared to the useful life of the leased property. The Board of Trustees reviews the COPs held in each Fund's portfolio to assure that they constitute liquid investments based on various factors reviewed by the Fund's investment adviser and monitored by the Board. Such factors include (a) the credit quality of such securities and the extent to which they are rated or, if unrated, comply with existing criteria and procedures followed to ensure that they are of quality comparable to the ratings required for each Fund's investment, including an assessment of the likelihood that the leases will not be cancelled; (b) the size of the municipal securities market, both in general and with respect to COPs; and (c) the extent to which the type of COPs held by each Fund trade on the same basis and with the same degree of dealer participation as other municipal bonds of comparable credit rating or quality.


               FUTURES CONTRACTS AND RELATED OPTIONS TRANSACTIONS

     The Funds (with the exception of the New Jersey Fund) intend to enter into financial futures contracts as a hedge against changes in prevailing levels of interest rates to seek relative stability of principal and to establish more definitely the effective return on securities held or intended to be acquired by a Fund or as a hedge against changes in the prices of securities held by a Fund or to be acquired by a Fund. A Fund's hedging may include sales of futures as an offset against the effect of expected increases in interest rates or securities prices and purchases of futures as an offset against the effect of expected declines in interest rates.

     For example, when a Fund anticipates a significant market or market sector advance, it will purchase a stock index futures contract as a hedge against not participating in such advance at a time when a Fund is not fully invested. The purchase of a futures contract serves as a temporary substitute for the purchase of individual securities which may then be purchased in an orderly fashion. As such purchases are made, an equivalent amount of index based futures contracts would be terminated by offsetting sales. In contrast, a Fund would sell stock index futures contracts in anticipation of or in a general market or market sector decline that may adversely affect the market value of the Fund's portfolio. To the extent that the Fund's portfolio changes in value in correlation with a given index, the sale of futures contracts on that index would substantially reduce the risk to the portfolio of a market decline or change in interest rates, and, by doing so, provide an alternative to the liquidation of the Fund's securities positions and the resulting transaction costs.

     The Funds intend to engage in options transactions which are related to financial futures contracts for hedging purposes and in connection with the hedging strategies described above.

     Although techniques other than sales and purchases of futures contracts and related options transactions could be used to reduce the Funds' exposure to interest rate and/or market fluctuations, the Funds may be able to hedge their exposure more effectively and perhaps at a lower cost through using futures contracts and related options transactions. While the Funds do not intend to take delivery of the instruments underlying futures contracts they hold, the Funds do not intend to engage in such futures contracts for speculation.

FUTURES CONTRACTS

     Futures contracts are transactions in the commodities markets rather than in the securities markets. A futures contract creates an obligation by the seller to deliver to the buyer the commodity specified in the contract at a specified future time for a specified price. The futures contract creates an obligation by the buyer to accept delivery from the seller of the commodity specified at the specified future time for the specified price. In contrast, a spot transaction creates an immediate obligation for the seller to deliver and the buyer to accept delivery of and pay for an identified commodity. In general, futures contracts involve transactions in fungible goods such as wheat, coffee and soybeans. However, in the last decade an increasing number of futures contracts have been developed which specify financial instruments or financially based indexes as the underlying commodity.

     U.S. futures contracts are traded only on national futures exchanges and are standardized as to maturity date and underlying financial instrument. The principal financial futures exchanges in the United States are The Board of Trade of the City of Chicago, the Chicago Mercantile Exchange, the International Monetary Market (a division of the Chicago Mercantile Exchange), the New York Futures Exchange and the Kansas City Board of Trade. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership, which is also responsible for handling daily accounting of deposits or withdrawals of margin. A futures commission merchant ("Broker") effects each transaction in connection with futures contracts for a commission. Futures exchanges and trading are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission ("CFTC") and National Futures Association ("NFA").

INTEREST RATE FUTURES CONTRACTS

     The sale of an interest rate futures contract creates an obligation by a Fund, as seller, to deliver the type of financial instrument specified in the contract at a specified future time for a specified price. The purchase of an interest rate futures contract creates an obligation by a Fund, as purchaser, to accept delivery of the type of financial instrument specified at a specified future time for a specified price. The specific securities delivered or accepted, respectively, at settlement date, are not determined until at or near that date. The determination is in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

     Currently, interest rate futures contracts can be purchased or sold on 90-day U.S. Treasury bills, U.S. Treasury bonds, U.S. Treasury notes with maturities between 6 1/2 and 10 years, Government National Mortgage Association
(GNMA) certificates, 90-day domestic bank certificates of deposit, 90-day commercial paper, and 90-day Eurodollar certificates of deposit. It is expected that futures contracts trading in additional financial instruments will be authorized. The standard contract size is $100,000 for futures contracts in U.S. Treasury bonds, U.S. Treasury notes and GNMA certificates, and $1,000,000 for the other designated contracts. While U.S. Treasury bonds, U.S. Treasury bills and U.S. Treasury notes are backed by the full faith and credit of the U.S. government and GNMA certificates are guaranteed by a U.S. government agency, the futures contracts in U.S. government securities are not obligations of the U.S. Treasury.

INDEX BASED FUTURES CONTRACTS, OTHER THAN STOCK INDEX BASED

     It is expected that bond index and other financially based index futures contracts will be developed in the future. It is anticipated that such index based futures contracts will be structured in the same way as stock index futures contracts but will be measured by changes in interest rates, related indexes or other measures, such as the consumer price index. In the event that such futures contracts are developed, the Funds will sell interest rate index and other index based futures contracts to hedge against changes which are expected to affect the Funds' portfolios.

     The purchase or sale of a futures contract differs from the purchase or sale of a security, in that no price or premium is paid or received. Instead, to initiate trading an amount of cash, cash equivalents, money market instruments, or U.S. Treasury bills equal to approximately 1 1/2% (up to 5%) of the contract amount must be deposited by a Fund with the Broker. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions. Futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to a Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. The margin required for a particular futures contract is set by the exchange on which the contract is traded and may be significantly modified from time to time by the exchange during the term of the contract.

     Subsequent payments, called variation margin, to the Broker and from the Broker, are made on a daily basis as the value of the underlying instrument or index fluctuates making the long and short positions in the futures contract more or less valuable, a process known as mark-to-market. For example, when a Fund has purchased a futures contract and the price of the underlying financial instrument or index has risen, that position will have increased in value, and the Fund will receive from the Broker a variation margin payment equal to that increase in value. Conversely, where a Fund has purchased a futures contract and the price of the underlying financial instrument or index has declined, the position would be less valuable and the Fund would be required to make a variation margin payment to the Broker. At any time prior to expiration of the futures contract, a Fund may elect to close the position. A final determination of variation margin is then made, additional cash is required to be paid to or released by the Broker, and the Fund realizes a loss or gain.

     Each Trust intends to enter into arrangements with its custodian and with Brokers to enable the initial margin of a Fund and any variation margin to be held in a segregated account by its custodian on behalf of the Broker.

     Although interest rate futures contracts by their terms call for actual delivery or acceptance of financial instruments, and index based futures contracts call for the delivery of cash equal to the difference between the closing value of the index on the expiration date of the contract and the price at which the futures contract is originally made, in most cases such futures contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by an offsetting transaction in which a Fund enters into a futures contract purchase for the same aggregate amount of the specific type of financial instrument or index and same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by an offsetting transaction in which a Fund enters into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Fund realizes a gain. If the purchase price exceeds the offsetting sale price the Fund realizes a loss. The amount of the Fund's gain or loss on any transaction is reduced or increased, respectively, by the amount of any transaction costs incurred by the Fund.

     As an example of an offsetting transaction, the contractual obligations arising from the sale of one contract of September U.S. Treasury bills on an exchange may be fulfilled at any time before delivery of the contract is required (i.e. on a specified date in September, the "delivery month") by the purchase of one contract of September U.S. Treasury bills on the same exchange. In such instance the difference between the price at which the futures contract was sold and the price paid for the offsetting purchase, after allowance for transaction costs, represents the profit or loss to a Fund.

     There can be no assurance, however, that a Fund will be able to enter into an offsetting transaction with respect to a particular contract at a particular time. If a Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the contract and to complete the contract according to its terms.

OPTIONS ON FINANCIAL FUTURES

     The Funds intend to purchase call and put options on financial futures contracts and sell such options to terminate an existing position. Options on futures are similar to options on stocks except that an option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) rather than to purchase or sell stock at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account. This amount represents the amount by which the market price of the futures contract at exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and value of the futures contract.

     The Funds intend to use options on financial futures contracts in connection with hedging strategies. In the future the Funds may use such options for other purposes.

PURCHASE OF PUT OPTIONS ON FUTURES CONTRACTS

     The purchase of protective put options on financial futures contracts is analogous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by a Fund. Put options may be purchased to hedge a portfolio of stocks or debt instruments or a position in the futures contract upon which the put option is based.

PURCHASE OF CALL OPTIONS ON FUTURES CONTRACTS

     The purchase of call options on financial futures contracts represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock, which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the underlying financial instrument or index itself, purchase of a call option may be less risky than the ownership of the interest rate or index based futures contract or the underlying securities. Call options on commodity futures contracts may be purchased to hedge against an interest rate increase or a market advance when a Fund is not fully invested.

USE OF NEW INVESTMENT TECHNIQUES INVOLVING FINANCIAL FUTURES CONTRACTS OR RELATED OPTIONS

     The Funds may employ new investment techniques involving financial futures contracts and related options. The Funds intend to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. Each Trust believes that no additional techniques have been identified for employment by the Funds in the foreseeable future other than those described above.

LIMITATIONS ON PURCHASE AND SALE OF FUTURES CONTRACTS AND RELATED OPTIONS ON SUCH FUTURES CONTRACTS

     A Fund will not enter into a futures contract if, as a result thereof, more than 5% of the Fund's total assets (taken at market value at the time of entering into the contract) would be committed to margin deposits on such futures contracts.

     The Funds intend that its futures contracts and related options transactions will be entered into for traditional hedging purposes. That is, futures contracts will be sold to protect against a decline in the price of securities that a Fund owns, or futures contracts will be purchased to protect a Fund against an increase in the price of securities it intends to purchase. The Funds do not intend to enter into futures contracts for speculation.

     In instances involving the purchase of futures contracts by a Fund, an amount of cash and cash equivalents, equal to the market value of the futures contracts will be deposited in a segregated account with each Trust's custodian and/or in a margin account with a Broker to collateralize the position and thereby insure that the use of such futures is unleveraged.

FEDERAL INCOME TAX TREATMENT

     For federal income tax purposes, a Fund is required to recognize as income for each taxable year its net unrealized gains and losses on futures contracts as of the end of the year as well as those actually realized during the year. Any gain or loss recognized with respect to a futures contract is considered to be 60% long term and 40% short term, without regard to the holding period of the contract. In the case of a futures transaction classified as a "mixed straddle," the recognition of losses may be deferred to a later taxable year. The federal income tax treatment of gains or losses from transactions in options on futures is unclear.

     In order for a Fund to continue to qualify for federal income tax treatment as a regulated investment company, at least 90% of its gross income for a taxable year must be derived from qualifying income. Any net gain realized from the closing out of futures contracts, for purposes of the 90% requirement, will be qualifying income. In addition, gains realized on the sale or other disposition of securities held for less than three months must be limited to less than 30% of a Fund's annual gross income. The 1986 Tax Act added a provision which effectively treats both positions in certain hedging transactions as a single transaction for the purpose of the 30% requirement. The provision provides that, in the case of any "designated hedge," increases and decreases in the value of positions of the hedge are to be netted for the purposes of the 30% requirement. However, in certain situations, in order to avoid realizing a gain within a three month period, a Fund may be required to defer the closing out of a contract beyond the time when it would otherwise be advantageous to do so.

RISKS OF FUTURES CONTRACTS

     Financial futures contracts prices are volatile and are influenced, among other things, by changes in stock prices, market conditions, prevailing interest rates and anticipation of future stock prices, market movements or interest rate changes, all of which in turn are affected by economic conditions, such as government fiscal and monetary policies and actions, and national and international political and economic events.

     At best, the correlation between changes in prices of futures contracts and of the securities being hedged can be only approximate. The degree of imperfection of correlation depends upon circumstances, such as variations in speculative market demand for futures contracts and for securities, including technical influences in futures contracts trading; differences between the securities being hedged and the financial instruments and indexes underlying the standard futures contracts available for trading, in such respects as interest rate levels, maturities and creditworthiness of issuers, or identities of securities comprising the index and those in a Fund's portfolio. In addition, futures contract transactions involve the remote risk that a party be unable to fulfill its obligations and that the amount of the obligation will be beyond the ability of the clearing broker to satisfy. A decision of whether, when and how to hedge involves the exercise of skill and judgment, and even a well conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.

     Because of the low margin deposits required, futures trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out, and a 15% decrease would result in a loss equal to 150% of the original margin deposit. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. However, a Fund would presumably have sustained comparable losses if, instead of entering into the futures contract, it had invested in the underlying financial instrument. Furthermore, in order to be certain that a Fund has sufficient assets to satisfy its obligations under a futures contract, the Fund will establish a segregated account in connection with its futures contracts which will hold cash or cash equivalents equal in value to the current value of the underlying instruments or indices less the margins on deposit.

     Most U.S. futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses.

RISKS OF OPTIONS ON FUTURES CONTRACTS

     In addition to the risks described above for financial futures contracts, there are several special risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. There is no assurance that a liquid secondary market will exist for any particular contract or at any particular time. A Fund will not purchase options on any futures contract unless and until it believes that the market for such options has developed sufficiently that the risks in connection with such options are not greater than the risks in connection with the futures contracts. Compared to the use of futures contracts, the purchase of options on such futures involves less potential risk to a Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a futures contract would result in a loss to a Fund, even though the use of a futures contract would not, such as when there is no movement in the level of the futures contract.

                             KEYSTONE TAX FREE FUND

                       STATEMENT OF ADDITIONAL INFORMATION

                                 April 30, 1997

         This statement of additional information (the "SAI") is not a prospectus, but relates to, and should be read in conjunction with, the prospectus of Keystone Tax Free Fund (the "Fund") dated April 30, 1997, as supplemented from time to time. A copy of the prospectus may be obtained from Evergreen Keystone Distributor, Inc. or your broker-dealer.



                                TABLE OF CONTENTS


                                                                      Page

The Fund ...............................................................2

Service Providers.......................................................2

Investment Restrictions.................................................3

Valuation of Securities.................................................5

Brokerage...............................................................5

Sales Charges...........................................................7

Distribution Plan.......................................................9

Trustees and Officers..................................................10

Investment Adviser.....................................................14

Principal Underwriter..................................................16

Sub-administrator......................................................16

Declaration of Trust...................................................17

Expenses ..............................................................18

Financial Statements...................................................19

Standardized Total Return and Yield Quotations.........................19

Additional Information.................................................20

Appendix .............................................................A-1

                                    THE FUND


         The Fund is an open-end diversified management investment company. The Fund's investment objective is to provide shareholders with the highest possible current income, exempt from federal income taxes, while preserving capital. The Fund invests primarily in municipal bonds, but also may invest in certain other securities as described in the Appendix hereto and in the "Additional Investment Information" section of the Fund's prospectus.

         Certain information about the Fund is contained in its prospectus. This statement of additional information provides additional information about the Fund that may be of interest to some investors.



                                SERVICE PROVIDERS


Service                                        Provider
-----------------------------------------      -----------------------------------------------------------------------
Investment adviser (referred to                Keystone Investment Management Company, 200 Berkeley
in this SAI as "Keystone")                     Street, Boston, Massachusetts 02116. (Keystone is a
                                               wholly-owned subsidiary of First Union Keystone, Inc.,
                                               (formerly Keystone Investments, Inc.) ("First Union
                                               Keystone")  also  located  at 200
                                               Berkeley     Street,      Boston,
                                               Massachusetts 02116.
Principal underwriter ( referred               Evergreen Keystone Distributor, Inc. (formerly Evergreen
to in this SAI as "EKD")                       Funds Distributor, Inc.), 125 W. 55th Street, New York,
                                               New York 10019.
Marketing services agent and                   Evergreen Keystone Investment Services, Inc. (formerly
predecessor to EKD (referred to                Keystone Investment Distributors Company), 200 Berkeley
in this SAI as "EKIS")                         Street, Boston, Massachusetts 02116.
Sub-administrator (referred to in              BISYS Fund Services, Inc., 125 W. 55th Street, New York,
this SAI as "BISYS")                           New York 10019.
Transfer and dividend                          Evergreen Keystone Service Company, 200 Berkeley
disbursing agent (referred to in               Street, Boston, Massachusetts 02116. (EKSC is a wholly-
this SAI as "EKSC")                            owned subsidiary of Keystone.)
Independent auditors                           KPMG Peat Marwick LLP, 99 High Street, Boston,
                                               Massachusetts 02110, Certified Public Accountants
Custodian                                      State Street Bank and Trust Company, 225 Franklin
                                               Street, Boston, Massachusetts 02110.




                             INVESTMENT RESTRICTIONS


         None of the restrictions enumerated in this paragraph may be changed without a vote of the holders of a majority of the Fund's outstanding shares as defined in the Investment Company Act of 1940 (the "1940 Act") as the lesser of
(1) 67% of the shares, represented at a meeting at which more than 50% of the outstanding shares are represented or (2) more than 50% of the outstanding shares. The Fund shall not do the following:

         (1) purchase securities on margin, but the Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of securities;

         (2) make short sales of securities or maintain a short position, unless at all times when a short position is open it owns an equal amount of such securities or of securities which without payment of any further consideration are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short;

         (3) borrow money, except that the Fund may (a) borrow money from banks for emergency or extraordinary purposes in aggregate amounts up to one-third of its net assets, and (b) enter into reverse repurchase agreements;

         (4) pledge, mortgage or hypothecate its assets except to secure indebtedness permitted by subparagraph (3) above, with pledged assets to be no more than 15% of its total assets;

         (5) purchase any security other than United States ("U.S.") government securities of any issuer if as a result more than 25% of its total assets would be invested in a single industry, including industrial development bonds from the same facility or similar types of facilities; governmental issuers of municipal bonds are not regarded as members of an industry and the Fund may invest more than 25% of its assets in industrial development bonds;

         (6) purchase any security, other than U.S. government securities, if as a result more than 5% of the Fund's total assets would be invested in securities of the issuer, or the Fund would hold more than 10% of the voting securities of the issuer;

         (7) invest for the purpose of exercising control over or management of any company;

         (8) invest in securities of other investment companies, except as part of a merger, consolidation, purchase of assets or similar transaction approved by the Fund's shareholders;

         (9) purchase or sell commodities or commodity contracts or real estate, except that it may purchase and sell securities secured by real estate and securities of companies which invest in real estate, and may engage in currency or other financial futures and related options transactions;

         (10) act as an underwriter except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities laws; or purchase securities which are not readily marketable except for repurchase agreements;

        (11) purchase or retain securities of an issuer if, to the knowledge of the Fund, an officer, Trustee or Director of the Fund or Keystone owns beneficially more than 1/2 of 1% of the shares or securities of such issuer and all such officers, Trustees and Directors owning more than 1/2 of 1% of such shares or securities together own more than 5% of such shares or securities;

         (12) purchase securities of any issuer if the person responsible for payment, together with any predecessor, has been in operation for less than three years if, as a result, the aggregate of such investments would exceed 5% of the Fund's total assets; provided, however, that this restriction shall not apply to U.S. government securities or to any obligation the payment of which involves the credit and taxing power of any person authorized to issue municipal bonds;

         (13) invest in interests in oil, gas or other mineral exploration or development programs;

         (14) make loans, except to the extent that the purchase of debt instruments or repurchase agreements may be deemed to be loans; repurchase agreements maturing in more than seven days will not exceed 10% of the Fund's total assets; and

         (15) purchase securities of foreign issuers.

         The foregoing percentage restrictions will apply at the time of the purchase of a security and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of a purchase of such security. For the purpose of Investment Restrictions (5) and (6), the Fund will treat each state, territory and possession of the U.S., the District of Columbia and, if its assets and revenues are separate from those of the entity or entities creating it, each political subdivision, agency and instrumentality of any one (or more, as in the case of a multistate authority or agency) of the foregoing as an issuer of all securities that are backed primarily by its assets or revenues; each company as an issuer of all securities that are backed primarily by its assets or revenues; and each of the foregoing entities as an issuer of all securities that it guarantees; provided, however, that for the purpose of limitation (6) no entity shall be deemed to be an issuer of a security that it guarantees so long as no more than 10% of the Fund's total assets (taken at current value) are invested in securities guaranteed by the entity and securities of which it is otherwise deemed to be an issuer.

         The Fund does not presently intend to invest more than 25% of its total assets in (1) municipal bonds of a single state and its subdivisions, agencies and instrumentalities; of a single territory or possession of the U.S. and its subdivisions, agencies or instrumentalities; or of the District of Columbia and any subdivision, agency or instrumentality thereof; or (2) municipal bonds the payment of which depends on revenues derived from a single facility or similar types of facilities. Since certain municipal bonds may be related in such a way that an economic, business or political development or change affecting one such security could likewise affect the other securities, a change in this policy could result in increased investment risk, but no change is presently contemplated. The Fund may invest more than 25% of its total assets in industrial development bonds.

         In addition, the Fund will not issue senior securities, except as appropriate to evidence indebtedness which the Fund is permitted to incur pursuant to Investment Restriction (3) above and except for shares of any additional series or portfolios which may be established by the Trustees.

         Notwithstanding the eighth investment restriction enumerated above or any of the other limitations above, the Fund may invest all of its assets in the securities of a single open-end management investment company with substantially the same fundamental investment objectives, policies, and restrictions as the Fund. See "Investment Objective and Policies" in the prospectus.

                             VALUATION OF SECURITIES


         The Fund believes that reliable market quotations generally are not readily available for purposes of valuing municipal bonds. As a result, depending on the particular municipal bonds owned by the Fund, it is likely that most of the valuations for such bonds will be based upon their fair value determined under procedures that have been approved by the Fund's Board of Trustees. The Fund's Board of Trustees has authorized the use of a pricing service to determine the fair value of its municipal bonds and other securities.

         Non-tax exempt securities for which market quotations are readily available are valued on a consistent basis at that price quoted that, in the opinion of the Fund's Board of Trustees or the person designated by the Board of Trustees to make the determination, most nearly represents the market value of the particular security.

         Short-term investments that are purchased with maturities of sixty days or less are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market; short-term investments maturing in more than sixty days for which market quotations are readily available are valued at current market value; and short-term investments maturing in more than sixty days when purchased that are held on the sixtieth day prior to maturity are valued at amortized cost (market value on the sixtieth day adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market and which, in any case, reflects fair value as determined by the Fund's Board of Trustees.

         Any securities for which market quotations are not readily available are valued on a consistent basis at fair value as determined in good faith using methods prescribed by the Fund's Board of Trustees.



                                    BROKERAGE


Selection of Brokers

         In effecting transactions in portfolio securities for the Fund, Keystone seeks the best execution of orders at the most favorable prices. Keystone determines whether a broker has provided the Fund with best execution and price in the execution of a securities transaction by evaluating, among other things:

         1.       overall direct net economic result to the Fund;

         2.       the efficiency with which the transaction is effected;

         3. the broker's ability to effect the transaction where a large block is involved;

         4. the broker's readiness to execute potentially difficult transactions in the future;

         5.       the financial strength and stability of the broker; and


         6. the receipt of research services, such as analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information ("research services.")

         The Fund's management weighs these considerations in determining the overall reasonableness of the brokerage commissions paid.

         Should the Fund or Keystone receive research services from a broker, the Fund would consider such services to be in addition to, and not in lieu of, the services Keystone is required to perform under the Advisory Agreement. Keystone believes that the cost, value and specific application of research services are indeterminable and cannot be practically allocated between the Fund and its other clients who may indirectly benefit from the availability of research services. Similarly, the Fund may indirectly benefit from information made available as a result of transactions effected for Keystone's other clients. Under the Advisory Agreement, Keystone is permitted to pay higher brokerage commissions for brokerage and research services in accordance with
Section 28(e) of the Securities Exchange Act of 1934. In the event Keystone follows such a practice, it will do so on a basis that is fair and equitable to the Fund.

         Neither   the  Fund  nor   Keystone   intends  on  placing   securities
transactions with any particular broker. The Fund's Board of Trustees has determined, however, that the Fund may consider sales of Fund shares as a factor when selecting brokers-dealers to execute portfolio transactions, subject to the requirements of best execution described above.

Brokerage Commissions

The Fund expects that purchases and sales of municipal bonds and temporary instruments usually will be principal transactions. Municipal bonds and temporary instruments are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There usually will be no brokerage commissions paid by the Fund for such purchases. Purchases from underwriters will include the underwriting commission or concession, and purchases from dealers serving as market makers will include a dealer's mark up or reflect a dealer's mark down. Where transactions are made in the over-the-counter market, the Fund will deal with primary market makers unless more favorable prices are otherwise obtainable.

General Brokerage Policies

         In order to take advantage of the availability of lower purchase prices, the Fund may participate, if and when practicable, in group bidding for the direct purchase from an issuer of certain securities.

         Keystone makes investment decisions for the Fund independently from those of its other clients. It may frequently develop, however, that Keystone will make the same investment decision for more than one client. Simultaneous transactions are inevitable when the same security is suitable for the investment objective of more than one account. When two or more of its clients are engaged in the purchase or sale of the same security, Keystone will allocate the transactions according to a formula that is equitable to each of its clients. Although, in some cases, this system could have a detrimental effect on the price or volume of the Fund's securities, the Fund believes that in other cases its ability to participate in volume transactions will produce better executions.

         The Fund does not purchase portfolio securities from or sell portfolio securities to Keystone, EKD or any of their affiliated persons, as defined in the 1940 Act.

         The Board of Trustees periodically reviews the Fund's brokerage policy. In the event of further regulatory developments affecting the securities exchanges and brokerage practices generally, the Board of Trustees may change, modify or eliminate any of the foregoing practices.



                                  SALES CHARGES


         The Fund may charge a contingent deferred sales charge (a "CDSC") when you redeem certain of its shares within four calendar years after you purchase the shares. The Fund charges a CDSC as reimbursement for certain expenses, such as commissions or shareholder servicing fees, that it has incurred in connection with the sale of its shares (see "Distribution Plan"). If imposed, the Fund deducts the CDSC from the redemption proceeds you would otherwise receive. CDSCs attributable to your shares are, to the extent permitted by the National Association of Securities Dealers, Inc. ("NASD"), paid to EKD or its predecessor.

Calculating the CDSC

         The CDSC is a declining percentage of the lesser of (1) the net asset value of the shares you redeemed, or (2) the total cost of such shares. The CDSC is calculated according to the following schedule:

         Redemption Timing                                            CDSC

         During the calendar year of purchase........................4.00%
         During the calendar year after the
           year of purchase..........................................3.00%
         During the second calendar
           year after the year of purchase...........................2.00%
         During the third calendar year
           after the year of purchase................................1.00%
         Thereafter..................................................0.00%

         In determining whether a CDSC is payable and, if so, the percentage charge applicable, the Fund assumes that you have redeemed shares not subject to a CDSC first and then it will redeem shares you have held the longest first.

Shares That Are Not Subject to a CDSC

         However, the Fund will only sell shares to these parties upon the purchaser's written assurance that he or she is buying the shares for investment purposes only. Such purchasers may not resell the securities except through redemption by the Fund.

         CDSC Waivers. The Fund does not impose a CDSC when the amount you are redeeming represents:


         1. an increase in the value of the shares redeemed above the total cost of such shares due to increases in the net asset value per share of the Fund;

         2. certain shares for which the Fund did not pay a commission on issuance, including shares acquired through reinvestment of dividend income and capital gains distributions;

         3. shares you have held for all or part of more than four consecutive calendar years;

         4. shares that are held in the accounts of a shareholder who has died or become disabled;

         5. a lump-sum distribution from a 401(k) plan or other benefit plan qualified under the Employee Retirement Income Security Act of 1974 ("ERISA");

         6. automatic withdrawals from the ERISA plan of a shareholder who is a least 59 1/2 years old;

         7. shares in an account that the Fund has closed because the account has an aggregate net asset value of less than $1,000;

         8. automatic withdrawals under a Systematic Withdrawal Plan of up to 1.00% per month of your initial account balance;

         9. withdrawals consisting of loan proceeds to a retirement plan participant;

         10. financial hardship withdrawals made by a retirement plan participant;

         11. withdrawals consisting of returns of excess contributions or excess deferral amounts made to a retirement plan;

         12. shares purchased by a bank or trust company in a single account in the name of such bank or trust company as trustee if the initial investment in shares of the Fund, any other Keystone Classic fund, and/or any Evergreen Keystone fund, is at least $500,000 and any commission paid by the Fund and such other fund at the time of such purchase is not more than 1% of the amount invested;

         13. any Director, Trustee, officer, full-time employee or sales representative of the Fund, Keystone, First Union Keystone, EKD or their affiliates, who has held such position for at least ninety days; or

         14. the pension and profit-sharing plans established by such companies and their affiliates, for the benefit of their Directors, Trustees, officers, full-time employees and sales representatives.

         Exchanges. The Fund does not charge a CDSC on exchanges of shares between Keystone Classic funds that have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act. If you do exchange shares of one such fund for shares of another such fund, the Fund will deem the calendar year of the exchange, for purposes of any future CDSC, to be the year the shares tendered for exchange were originally purchased.


--------------------------------------------------------------------------------


                                DISTRIBUTION PLAN

--------------------------------------------------------------------------------


         Rule 12b-1 under the 1940 Act permits investment companies, such as the Fund to use their assets to bear the expenses of distributing their shares, if they comply with various conditions, including adoption of a distribution plan containing certain provisions set forth in Rule 12b-1. The Fund bears some of the costs of selling its shares under a Distribution Plan adopted on June 1, 1983 pursuant to Rule 12b-1 (the "Distribution Plan").

         The Fund's Distribution Plan provides that the Fund may expend up to 0.3125% quarterly (1.25% annually) of the average daily net asset value of its shares to pay distribution costs for sales of its shares and to pay shareholder service fees. The NASD currently limits such annual expenditures to 1.00%, of which 0.75% may be used to pay such distribution costs and 0.25% may be used to pay shareholder service fees. The NASD also limits the aggregate amount that the Fund may pay for such distribution costs to 6.25% of gross share sales since the inception of the Fund's Distribution Plan plus interest at the prime rate plus 1% on unpaid amounts thereof (less any CDSC paid by shareholders to the Principal Underwriter).

         Payments under the Distribution Plan are currently made to the Principal Underwriter (which may reallow all or part to others, such as dealers)
(1) as commissions for Fund shares sold, (2) as shareholder service fees in respect to shares maintained by the recipients and outstanding on the Fund's books for specified periods and (3) as interest. Amounts paid or accrued to the Principal Underwriter and its predecessor in the aggregate may not exceed the annual limitations referred to above. The Principal Underwriter generally reallows to brokers or others a commission equal to 4.00% of the price paid for each Fund share sold as well as a shareholder service fee at a rate of 0.25% per annum of the net asset value of shares maintained by such recipients and outstanding on the books of the Fund for specified periods.

         If the Fund is unable to pay the Principal Underwriter a commission on a new sale because the annual maximum (0.75% of average daily net assets) has been reached, the Principal Underwriter intends, but is not obligated, to continue to accept new orders for the purchase of Fund shares and to pay or accrue commissions and service fees to broker-dealers in excess of the amount it currently receives from the Fund ("Advances"). While the Fund is under no contractual obligation to reimburse the Principal Underwriter or its predecessor for Advances, the Principal Underwriter and its predecessor intend to seek full payment for such Advances from the Fund (together with interest at the prime rate plus 1.00%) at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits. EKIS currently intends to seek payment of interest only on such Advances paid or accrued by EKIS subsequent to July 7, 1992. If the Fund's Independent Trustees authorize such payments, the effect would be to extend the period of time during which the Fund incurs the maximum amount of costs allowed by the Distribution Plan.

         The Distribution Plan may be terminated at any time by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting shares of the Fund. If the Distribution Plan is terminated, EKD will ask the Independent Trustees to take whatever action they deem appropriate under the circumstances with respect to payment of such Advances.

         The total amounts paid by the Fund under the foregoing arrangements may not exceed the maximum Distribution Plan limit specified above. In addition, the amounts and purposes of expenditures under the Distribution Plan must be reported to the Fund's Independent Trustees quarterly. The Fund's Independent Trustees may require or approve changes in the implementation or operation of the Distribution Plan, and may also require that total expenditures by the Fund under the Distribution Plan be kept within limits lower than the maximum amount permitted by the Distribution Plan as stated above. If such costs are not limited by the Independent Trustees, such costs could, for some period of time, be higher than such costs permitted by most other plans presently adopted by other investment companies.

         The Distribution Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Fund. Any change in the Distribution Plan that would materially increase the distribution expenses of the Fund provided for in the Distribution Plan requires shareholder approval. Otherwise, the Distribution Plan may be amended by the votes of the majority of both (1) the Fund's Board of Trustees and (2) the Independent Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

         While the Distribution Plan is in effect, the Fund will be required to commit the selection and nomination of candidates for Independent Trustees to the discretion of the Independent Trustees.

         Whether any expenditure under the Distribution Plan is subject to a state expense limit will depend upon the nature of the expenditure and the terms of the state law, regulation or order imposing the limit. A portion of the Fund's Distribution Plan expenses may be includable in the Fund's total operating expenses for purposes of determining compliance with state expense limits.

         The Independent Trustees of the Fund have determined that the sales of the Fund's shares resulting from payments under the Distribution Plan have benefited the Fund.



                                               TRUSTEES AND OFFICERS


         The Trustees of the Fund, their principal occupations and some of their affiliations over the last five years, and the officers of the Fund are as follows:

FREDERICK AMLING:                   Trustee of the Fund; Trustee or Director of
                                    all other funds in the Key
                                    stone Families of Funds; Professor,  Finance
                                    Department,  George  Washington  University;
                                    President,   Amling  &  Company  (investment
                                    advice);   and  former   Member,   Board  of
                                    Advisers, Credito Emilano (bank ing).

LAURENCE B. ASHKIN:                 Trustee of the Fund;  Trustee or Director of
                                    all other funds in the Keystone Families of Funds; Trustee or Director of all of the funds in the Evergreen Family of Funds other than Evergreen Investment Trust; real estate developer and construction consultant; and
                                    President  of Centrum  Equities  and Centrum
                                    Properties, Inc.

CHARLES A AUSTIN III:               Trustee of the Fund;  Trustee or Director of
                                    all other funds in the Keystone  Families of
                                    Funds;   Investment  Counselor  to  Appleton
                                    Partners,    Inc.;   and   former   Managing
                                    Director,   Seaward  Management  Corporation
                                    (investment advice).


FOSTER BAM:                         Trustee  of  the  Fund;   Trustee  or
                                    Director of all other funds in the  Keystone
                                    Families  of Funds;  Trustee or  Director of
                                    all of the funds in the Evergreen  Family of
                                    Funds other than Evergreen Investment Trust;
                                    Partner  in  the  law  firm  of  Cummings  &
                                    Lockwood; Director, Symmetrix, Inc. (sulphur
                                    company) and Pet Practice,  Inc. (veterinary
                                    services);  and former  Director,  Chartwell
                                    Group   Ltd.    (manufacturer    of   office
                                    furnishings and accessories), Waste Disposal
                                    Equipment   Acquisition    Corporation   and
                                    Rehabilitation    Corporation   of   America
                                    (rehabilitation hospitals).

*GEORGE S. BISSELL:                 Chief Executive  Officer of the
                                    Fund  and  each of the  other  funds  in the
                                    Keystone Families of Funds;  Chairman of the
                                    Board and  Trustee of the Fund;  Chairman of
                                    the Board and  Trustee  or  Director  of all
                                    other  funds  in the  Keystone  Families  of
                                    Funds;  Chairman of the Board and Trustee of
                                    Anatolia  College;   Trustee  of  University
                                    Hospital  (and  Chairman  of its  Investment
                                    Committee); former Director and Chairman of the Board of Hartwell Keystone; and former
                                    Chairman  of the Board,  Director  and Chief
                                    Executive  Officer of Keystone  Investments,
                                    Inc.

EDWIN  D. CAMPBELL:                 Trustee of the Fund; Trustee or
                                    Director of all other funds in the  Keystone
                                    Families  of  Funds;  Principal,   Padanaram
                                    Associates,   Inc.;  and  former   Executive
                                    Director,  Coalition of  Essential  Schools,
                                    Brown University.

CHARLES  F. CHAPIN:                 Trustee of the Fund;  Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds; and former Director, Peoples Bank (Charlotte, NC).

K.  DUN GIFFORD:                    Trustee of the Fund; Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds;  Trustee,  Treasurer  and
                                    Chairman of the Finance Committee, Cambridge
                                    College;  Chairman  Emeritus  and Direc tor,
                                    American   Institute   of  Food  and   Wine;
                                    Chairman and President, Oldways Preservation
                                    and  Exchange  Trust   (education);   former
                                    Chairman   of  the  Board,   Director,   and
                                    Executive Vice President, The London Harness
                                    Company; former Managing Partner,  Roscommon
                                    Capital   Corp.;   former  Chief   Executive
                                    Officer, Gifford Gifts of Fine Foods; former
                                    Chairman,  Gifford,  Drescher  &  Associates
                                    (environmental   consulting);   and   former
                                    Director, Keystone Investments, Inc.

JAMES  S. HOWELL:                   Trustee of the Fund;  Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds;  Chairman  and Trustee or
                                    Director   of  all  of  the   funds  in  the
                                    Evergreen  Family of Funds;  former Chairman
                                    of  the  Distribution   Foundation  for  the
                                    Carolinas; and former Vice President of Lance Inc. (food manufacturing).

LEROY  KEITH, JR.:                  Trustee of the Fund;  Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds; Chairman of the Board and Chief Executive Officer, Carson Products
                                    Company;  Director of Phoenix  Total  Return
                                    Fund and Equifax,  Inc.;  Trustee of Phoenix
                                    Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; and former President, Morehouse College.

F.   RAY  KEYSER, JR.:              Trustee  of  the  Fund;
                                    Trustee or  Director  of all other  funds in
                                    the Keystone Families of Funds; Chairman and
                                    Of Counsel,  Keyser,  Crowley & Meub,  P.C.;
                                    Member,  Governor's (VT) Council of Economic
                                    Advisers;   Chairman   of  the   Board   and
                                    Director,  Central  Vermont  Public  Service
                                    Corporation  and  Lahey  Hitchcock   Clinic;
                                    Director,   Vermont   Yankee  Nuclear  Power
                                    Corporation,  Grand Trunk Corporation, Grand
                                    Trunk  Western  Railroad,  Union Mutual Fire
                                    Insurance  Company,   New  England  Guaranty
                                    Insurance Company,  Inc., and the Investment
                                    Company   Institute;   former  Director  and
                                    President, Associated Industries of Vermont;
                                    former Director of Keystone, Central Vermont
                                    Railway,   Inc.,  S.K.I.   Ltd.,  and  Arrow
                                    Financial Corp.; and former Director and Chairman of the Board, Proctor Bank and
                                    Green Mountain Bank.

GERALD  M. MCDONNELL:               Trustee of the Fund;  Trustee
                                    or  Director  of  all  other  funds  in  the
                                    Keystone  Families  of  Funds;   Trustee  or
                                    Director   of  all  of  the   funds  in  the
                                    Evergreen   Family  of   Funds;   and  Sales
                                    Representative   with  Nucor-  Yamoto,  Inc.
                                    (steel producer).

THOMAS  L. MCVERRY:                 Trustee of the Fund; Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds; Trustee or Director of all of the funds in the Evergreen Family of Funds; former Vice President and Director of
                                    Rexham Corporation; and former Director of Carolina Cooperative Federal Credit Union.

*WILLIAM  WALT PETTIT:              Trustee of the Fund; Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds; Trustee or Director of all of the funds in the Evergreen Family of Funds; and Partner in the law firm of Holcomb and Pettit, P.A.

DAVID  M. RICHARDSON:               Trustee of the Fund; Trustee
                                    or  Director  of  all  other  funds  in  the
                                    Keystone  Families of Funds;  Vice Chair and
                                    former   Executive   Vice   President,   DHR
                                    International, Inc. (executive recruitment);
                                    former   Senior   Vice   President,   Boyden
                                    International Inc. (executive recruit ment);
                                    and   Director,    Commerce   and   Industry
                                    Association     of    New    Jersey,     411
                                    International,  Inc.,  and J&M Cumming Paper
                                    Co.

RUSSELL A.
     SALTON,  III MD:               Trustee  of the  Fund;  Trustee  or
                                    Director of all other funds in the  Keystone
                                    Families  of Funds;  Trustee or  Director of
                                    all of the funds in the Evergreen  Family of
                                    Funds;   Medical   Director,   U.S.   Health
                                    Care/Aetna   Health  Services;   and  former
                                    Managed  Health  Care   Consultant;   former
                                    President, Primary Physician Care.

MICHAEL  S. SCOFIELD:               Trustee of the Fund; Trustee or
                                    Director of all other funds in the Evergreen
                                    Family of Funds; and Attorney, Law Offices of Michael S. Scofield.

RICHARD  J.  SHIMA:                 Trustee of the Fund;  Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds;  Chairman,  Environmental
                                    Warranty, Inc. (insurance agency); Executive
                                    Consultant,    Drake   Beam   Morin,    Inc.
                                    (executive   outplacement);    Director   of
                                    Connecticut   Natural  Gas   Corpora   tion,
                                    Hartford    Hospital,    Old   State   House
                                    Association,   Middlesex   Mutual  Assurance
                                    Company,  and  Enhance  Financial  Services,
                                    Inc.; Chairman, Board of Trustees,  Hartford
                                    Graduate Center;  Trustee,  Greater Hartford
                                    YMCA;  former  Director,  Vice  Chairman and
                                    Chief  Investment  Officer,   The  Travelers
                                    Corporation;         former         Trustee,
                                    Kingswood-Oxford School; and former Managing
                                    Director  and  Consultant,  Russell  Miller,
                                    Inc.

ANDREW  J. SIMONS:                  Trustee of the Fund;  Trustee or
                                    Director of all other funds in the  Keystone
                                    Families of Funds; Partner,  Farrell, Fritz,
                                    Caemmerer,  Cleary,  Barnosky  &  Armentano,
                                    P.C.;  Adjunct  Professor  of Law and former
                                    Associate Dean, St. John's University School of Law; Adjunct Professor of Law, Touro
                                    College School of Law; and former President,
                                    Nassau County Bar Association.

JOHN  J.  PILEGGI:                  President and Treasurer of the
                                    Fund; President and Treasurer of all other funds in the Keystone Families of Funds;
                                    President and Treasurer of all of the funds in the Evergreen Family of Funds; Senior
                                    Managing  Director,  Furman  Selz LLC  since
                                    1992;  Managing  Director from 1984 to 1992;
                                    Consultant  to  BISYS  Fund  Services  since
                                    1996; 230 Park Avenue,  Suite 910, New York,
                                    NY.

GEORGE  O.   MARTINEZ:              Secretary   of  the   Fund;
                                    Secretary of all other funds in the Keystone
                                    Families  of  Funds;  Secretary  of all  the
                                    funds  in the  Evergreen  Family  of  Funds;
                                    Senior  Vice   President   and  Director  of
                                    Administration   and  Regulatory   Services,
                                    BISYS       Fund       Services;        Vice
                                    President/Assistant     General     Counsel,
                                    Alliance  Capital  Management  from  1988 to
                                    1995; 3435 Stelzer Road, Columbus, Ohio.

* This Trustee may be considered an "interested person" of the Fund within the meaning of the 1940 Act.

         For the fiscal year ended December 31, 1996, none of the affiliated or Independent Trustees and officers of the Fund received any direct remuneration from the Fund. For the year ending December 31, 1996, fees paid to Independent Trustees on a fund complex wide basis (which included approximately 60 mutual funds) were approximately $846,350. On March 29, 1996, the Trustees and officers of the Fund, as a group, beneficially owned less than 1% of the Fund's then outstanding shares.

         Except as set forth above, the address of all the Fund's Trustees and officers is 200 Berkeley Street, Boston, Massachusetts 02116-5034.

         Set forth below for each of the Trustees receiving in excess of $60,000 for the fiscal period of January 1, 1996 through December 31, 1996 is the aggregate compensation paid to such Trustee by the Evergreen-Keystone Funds:

                                Aggregate                  Total Compensation
                                Compensation               From Registrant
                                from                       and Fund Complex
Name                            Registrant                 Pd. To Trustee

James S. Howell                 $0                         $66,000
Russell A Salton,III M.D.       $0                         $61,000
Michael S. Scofield             $0                         $61,000




                               INVESTMENT ADVISER


         Subject to the general supervision of the Fund's Board of Trustees, Keystone provides investment advice, management and administrative services to the Fund.

         On December 11, 1996, the predecessor corporation to First Union Keystone, Keystone Investments, Inc. ("Keystone Investments") and indirectly each subsidiary of Keystone Investments, including Keystone, were acquired (the "Acquisition") by First Union National Bank of North Carolina ("FUNB"), a wholly-owned subsidiary of First Union Corporation ("First Union"). Keystone Investments was acquired by FUNB by merger into a wholly-owned subsidiary of FUNB, which entity then assumed the name "First Union Keystone, Inc." and succeeded to the business of the predecessor corporation. Contemporaneously with the Acquisition, the Fund entered into a new investment advisory agreement with Keystone and into a principal underwriting agreement with EKD, a wholly-owned subsidiary of The BISYS Group, Inc. ("BISYS"). The new investment advisory agreement (the "Advisory Agreement") was approved by the shareholders of the Fund on December 9, 1996, and became effective on December 11, 1996. As a result of the above transactions, Keystone Management, Inc. ("Keystone Management"), which, prior to the Acquisition, acted as the Fund's investment manager, no longer acts as such to the Fund. Keystone currently provides the Fund with all the services that may previously have been provided by Keystone Management.

         First Union Keystone and each of its subsidiaries, including Keystone, are now indirectly owned by First Union. First Union is headquartered in Charlotte, North Carolina, and had $140 billion in consolidated assets as of December 31, 1996. First Union and its subsidiaries provide a broad range of financial services to individuals and businesses throughout the United States. The Capital Management Group of FUNB and Evergreen Asset Management Corp., wholly-owned subsidiaries of FUNB, manage or otherwise oversee the investment of over $60 billion in assets as of December 31, 1996, belonging to a wide range of clients, including the Evergreen Family of Funds.

         Pursuant to the Advisory Agreement and subject to the supervision of the Fund's Board of Trustees, Keystone furnishes to the Fund investment
advisory,   management  and  administrative  services,  office  facilities,  and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. Keystone pays for all of the expenses incurred in connection with the provision of its services.

         All charges and expenses, other than those specifically referred to as being borne by Keystone, will be paid by the Fund, including, but not limited to, (1) custodian charges and expenses; (2) bookkeeping and auditors' charges and expenses; (3) transfer agent charges and expenses; (4) fees and expenses of Independent Trustees; (5) brokerage commissions, brokers' fees and expenses; (6) issue and transfer taxes; (7) costs and expenses under the Distribution Plans;
(8) taxes and trust fees payable to governmental agencies; (9) the cost of share certificates; (10) fees and expenses of the registration and qualification of the Fund and its shares with the Securities and Exchange Commission (the "Commission") or under state or other securities laws; (11) expenses of preparing, printing and mailing prospectuses, statements of additional information, notices, reports and proxy materials to shareholders of the Fund;
(12) expenses of shareholders' and Trustees' meetings; (13) charges and expenses of legal counsel for the Fund and for the Independent Trustees of the Fund on matters relating to the Fund; and (14) charges and expenses of filing annual and other reports with the Commission and other authorities, and all extraordinary charges and expenses of the Fund.

         The Fund pays Keystone a fee at the end of each month for its services consisting of (i) an amount calculated as set forth below:
                                                            Aggregate Net Asset
Management                                                  Value of the Shares
Fee                           Income                           of the Fund
--------------------------------------------------------------------------


0.50% of the next          2.0% of Gross Dividend      $ 100,000,000, plus
0.45% of the next          and Interest Income Plus    $ 100,000,000, plus
0.40% of the next                                      $ 100,000,000, plus
0.35% of the next                                      $ 100,000,000, plus
0.30% of the next                                      $ 100,000,000, plus
0.25% of amounts over                                  $ 500,000.000;

and (ii) an amount equal to the amount of the reimbursable expenses of Keystone accrued during such calendar month.

         Under the Advisory Agreement, any liability of Keystone in connection with rendering services thereunder is limited to situations involving its willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

         The Advisory Agreement continues in effect for two years from its effective date and, thereafter, from year to year only if approved at least annually by the Board of Trustees of the Fund or by a vote of a majority of the Fund's outstanding shares (as defined in the 1940 Act). In either case, the terms of the Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Fund's Board of Trustees or by a vote of a majority of outstanding shares. The Advisory Agreement will terminate automatically upon its assignment.

--------------------------------------------------------------------------------


                              PRINCIPAL UNDERWRITER

--------------------------------------------------------------------------------


         The Fund has entered into a Principal Underwriting Agreement (the "Underwriting Agreement") with EKD. EKD, which is not affiliated with First Union, replaces EKIS as the Fund's principal underwriter. EKIS may no longer act as principal underwriter of the Fund due to regulatory restrictions imposed by the Glass-Steagall Act upon national banks such as FUNB and their affiliates, that prohibit such entities from acting as the underwriters of mutual fund shares. While EKIS may no longer act as principal underwriter of the Fund as discussed above, EKIS may continue to receive compensation from the Fund or EKD in respect of underwriting and distribution services performed prior to the termination of EKIS as principal underwriter. In addition, EKIS may also be compensated by EKD for the provision of certain marketing support services to EKD at an annual rate of up to 0.75% of the average daily net assets of the Fund, subject to certain restrictions.

         EKD, as agent, has agreed to use its best efforts to find purchasers for the shares. EKD may retain and employ representatives to promote distribution of the shares and may obtain orders from broker-dealers, and others, acting as principals, for sales of shares to them. The Underwriting Agreement provides that EKD will bear the expense of preparing, printing, and distributing advertising and sales literature and prospectuses used by it. In its capacity as principal underwriter, EKD or EKIS, its predecessor, may receive payments from the Fund pursuant to the Fund's Distribution Plan.

         The Underwriting Agreement provides that it will remain in effect as long as its terms and continuance are approved annually (i) by a vote of a majority of the Independent Trustees, and (ii) by vote of a majority of the Trustees, in each case, cast in person at a meeting called for that purpose.

         The Underwriting Agreement may be terminated, without penalty, on 60 days' written notice by the Board of Trustees or by a vote of a majority of outstanding shares. The Underwriting Agreement will terminate automatically upon its assignment.

         From time to time, if, in EKD's judgment, it could benefit the sales of Fund shares, EKD may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software and Fund data files.


--------------------------------------------------------------------------------


                                SUB-ADMINISTRATOR

--------------------------------------------------------------------------------


         BISYS, or an affiliate, provides officers and certain administrative services to the Fund pursuant to a sub-administration agreement. For its services under that agreement, BISYS will receive from Keystone an annual fee at the maximum annual rate of 0.01% of the average daily net assets of the Fund.

                              DECLARATION OF TRUST


         The Fund is a Massachusetts business trust originally established under a Declaration of Trust dated April 12, 1977, as amended and restated on July 27, 1993 (the "Declaration of Trust"). The Fund is similar in most respects to a business corporation. The principal distinction between the Fund and a corporation relates to the shareholder liability described below. This summary is qualified in its entirety by reference to the Declaration of Trust.

Description of Shares

         The Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest and the creation of additional series and/or classes of series of Fund shares. Each share represents an equal proportionate interest in the Fund with each other share of that class. Upon liquidation, shares are entitled to a pro rata share in the net assets of their class of Fund shares. Shareholders shall have no preemptive or conversion rights. Shares are transferable. The Fund currently intends to issue only one class of shares.

Shareholder Liability

         Pursuant to court decisions or other theories of law, shareholders of a Massachusetts business trust could possibly be held personally liable as partners for the obligations of the Fund. The possibility of Fund shareholders incurring financial loss for that reason appears remote, however, because the Declaration of Trust (1) contains an express disclaimer of shareholder liability for obligations of the Fund; (2) requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Fund's Board of Trustees; and (3) provides for indemnification out of Fund property for any shareholder held personally liable for the obligations of the Fund.

Voting Rights

         Under the terms of the Declaration of Trust, the Fund does not hold annual meetings. At meetings called for the initial election of Trustees or to consider other matters, shares are entitled to one vote per share. Shares generally vote together as one class on all matters. No amendment may be made to the Declaration of Trust that adversely affects any class of shares without the approval of a majority of the shares of that class. There shall be no cumulative voting in the election of Trustees.

         After the initial meeting as described above, no further meetings of shareholders for the purpose of electing Trustees will be held, unless required by law or until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time, the Trustees then in office will call a shareholder's meeting for the election of Trustees.

         Except as set forth above, the Trustees shall continue to hold office indefinitely unless otherwise required by law and may appoint successor Trustees. A Trustee may cease to hold office or may be removed from office (as the case may be) (1) at any time by a two-thirds vote of the remaining Trustees;
(2) when such Trustee becomes mentally or physically incapacitated; or (3) at a special meeting of shareholders by a two-thirds vote of the outstanding shares. Any Trustee may voluntarily resign from office.

Limitation of Trustees' Liability

         The Declaration of Trust provides that a Trustee will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he would otherwise be subject by any reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties involved in the conduct of his office.


--------------------------------------------------------------------------------


                                    EXPENSES

--------------------------------------------------------------------------------


Investment Advisory Fees

         For each of the Fund's last three fiscal years, the table below lists the total dollar amounts paid by (1) the Fund to Keystone Management, the Fund's former investment manager, for investment management and administrative services rendered and (2) by Keystone Management to Keystone for investment advisory services rendered. For more information, see "Investment Adviser."


Fiscal Year ended
December 31,                   Total Management                   Percent of Fund's
1996                           Fee Paid                           Average Net Assets
-------------------------      ----------------------------       ----------------------------      -----------------------
                               $6,642,609                         0.42%

                               Fee Paid to Keystone                                                 Fee Paid to
                               Management under                                                     Keystone under
                               the Management                                                       the Advisory
                               Agreement                                                            Agreement
                               ----------------------------                                         -----------------------

                               $6,272,478                                                           $5,646,218



Period of 12/12/96
 to 12/31/96                                                                                        $370,131
                                Percent of Fund's
                               Fee Paid to Keystone               Average Net Assets                Fee Paid to
                               Management under                   represented by                    Keystone under
Fiscal Year Ended              the Management                     Keystone                          the Advisory
December  31,                  Agreement                          Management's Fee                  Agreement
-------------------------      ----------------------------       ----------------------------      -----------------------
1995                           $5,327,202                         0.44%                             $4,528,122

1994                           $5,941,545                         0.43%                             $5,050,313

Distribution Plan Expenses

         For the fiscal year ended December 31, 1996, the Fund paid $4,706,968 to EKIS under its Distribution Plan. For more information, see "Distribution Plan."

         Underwriting Commissions For each of the Fund's last three fiscal years, the table below lists the aggregate dollar amounts of underwriting commissions distribution fees plus CDSCs) paid with respect to the public distribution of the Fund's shares. The table also indicates the aggregate dollar amount of underwriting commissions retained by EKD and/or EKIS. For more information, see "Principal Underwriter" and "Sales Charges."

                                                                               Aggregate Dollar Amount of
Fiscal Year Ended               Aggregate Dollar Amount of                     Underwriting Commissions
December 31,                    Underwriting Commissions                       Retained by EKIS and/or EKD
--------------------------      ----------------------------------------       -----------------------------------------
1996                            $2,402,158                                     $632,014
1995                            $2,537,213                                     $845,504
1994                            $10,904,376                                    $9,742,842

Brokerage Commissions

     The Fund paid no brokerage commissions for the fiscal years ended December 31, 1996, 1995 and 1994.


--------------------------------------------------------------------------------


                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


         The Fund's financial statements for the fiscal year ended December 31, 1996, and the report thereon of KPMG Peat Marwick LLP, are incorporated by reference herein from the Fund's Annual Report, as filed with the Commission pursuant to Section 30(d) of the 1940 Act and Rule 30d-1 thereunder.

         You may obtain a copy of the Fund's Annual Report without charge by writing to EKSC, P.O. Box 2121, Boston, Massachusetts 02106-2121, or by calling EKSC toll free at 1-800-343-2898.



                 STANDARDIZED TOTAL RETURN AND YIELD QUOTATIONS


         Total return quotations for the Fund as they may appear from time to time in advertisements are calculated by finding the average annual compounded rates of return over the one-, five- and ten-year periods on a hypothetical $1,000 investment that would equate the initial amount invested to the ending redeemable value. To the initial investment all dividends and distributions are added, and all recurring fees charged to all shareholder accounts are deducted. The ending redeemable value assumes a complete redemption at the end of the one, five or ten year periods.

         The annual total return of the Fund for the one year period ended December 31, 1996, including applicable sales charge, was 0.21%. The average annual returns for the five- and ten-years ended December 31, 1996 were 5.91% and 6.64%, respectively (including contingent deferred sales charge).

         Current yield quotations as they may appear from time to time in advertisements will consist of a quotation based on a 30-day period ended on the date of the most recent balance sheet of the Fund, computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the base period. The current yield for the 30-day period ended December 31, 1996 was 5.09%.
      Tax equivalent yield is, in general, the current yield divided by a factor equal to one minus a stated income tax rate and reflects the yield a taxable investment would have to achieve in order to equal on an after tax-basis a tax exempt yield. The tax equivalent yield for an investor in the 31% federal tax bracket for the 30-day period ended December 31, 1996 was 7.38%.

         Any given yield or total return quotation should not be considered representative of the Fund's yield or total return for any future period.



                             ADDITIONAL INFORMATION


         Except as otherwise stated in its prospectus or required by law, the Fund reserves the right to change the terms of the offer stated in its prospectus without shareholder approval, including the right to impose or change fees for services provided.

         As of April 1, 1997, Merrill Lynch Pierce Fenner & Smith, For Sole Benefit of its Customers, Attn: Fund Administration, 4800 Deer Lake Dr. E., 3rd Floor, Jacksonville, FL 32246-6484 owned of record 12.97% of the Fund's outstanding shares.

         No dealer, salesman or other person is authorized to give any information or to make any representation not contained in the Fund's prospectus, this statement of additional information, or in supplemental sales literature issued by the Fund or the Principal Underwriter, and no person is entitled to rely on any information or representation not contained therein.

         For information on taxes, particularly with respect to dividends and the Fund's qualifications as a registered investment company, please refer to the section of your prospectus entitled "Dividends and Taxes."

         The Fund's prospectus and this statement of additional information omit certain information contained in the registration statement filed with the Commission, which may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fee prescribed by the rules and regulations promulgated by the Commission.

                               Evergreen Keystone

                               National Tax Free
                                     Funds

               (Photo of mountain and stream surrounded by trees)

                               1997 Annual Report

                               Evergreen Keystone
                   (logo)            FUNDS            (logo)

(logo)                         EVERGREEN KEYSTONE

                               TABLE OF CONTENTS


Letter to Shareholders...............................      1
Evergreen High Grade Tax Free Fund
  Fund at a Glance...................................      2
  Management Report..................................      3

Evergreen Short-Intermediate Municipal Fund
  Fund at a Glance...................................      4
  Management Report..................................      5
Keystone Tax Free Income Fund
  Fund at a Glance...................................      6
  Management Report..................................      7
Growth of Investments................................      8
Financial Highlights
  Evergreen High Grade Tax Free Fund.................      9
  Evergreen Short-Intermediate Municipal Fund........     11
  Keystone Tax Free Income Fund......................     13
Schedule of Investments
  Evergreen High Grade Tax Free Fund.................     16
  Evergreen Short-Intermediate Municipal Fund........     20
  Keystone Tax Free Income Fund......................     22
Statements of Assets and Liabilities.................     27
Statements of Operations.............................     28
Statements of Changes in Net Assets..................     30
Combined Notes to Financial Statements...............     33
Report of Independent Accountants-- Price Waterhouse
  LLP................................................     39
Independent Auditors' Report-- KPMG Peat Marwick
  LLP................................................     41

                            ABOUT EVERGREEN KEYSTONE

Since 1971, the Evergreen Funds have been providing investors with a proven, value-driven approach to equity investment management. For over 60 years of changing economic conditions, Keystone has taken pride in helping investors meet their financial goals through a broad range of financial products and services. Combined, Evergreen Keystone offers over 70 funds designed to meet a broad range of objectives, including fixed-income, balanced, growth and income, and aggressive growth. Assets under management total more than $30 billion.

                              EVERGREEN KEYSTONE
                                                                         (logo)
                             LETTER TO SHAREHOLDERS
                                   July 1997

                           (Photo of William M. Ennis)

                                WILLIAM M. ENNIS

Dear Shareholders:

They don't have the glamour or the impressive recent returns of stock funds, but municipal bond funds quietly have been doing their job for the past three years. In fact, the average annual return of the Lehman Brothers Municipal Bond Index for the three years that ended on May 31, 1997 was 7.32%. Considering the tax advantages and relatively low volatility of municipal bonds and the modest inflation we have been enjoying, that is nothing to ignore. In fact, on May 31, the average AAA-rated 30-year municipal bond was yielding 5.50%. For investors in the 31% federal income tax bracket, that's equivalent to a before-federal-taxes yield of 7.97% on a taxable bond at a time when the 30-year Treasury bond was yielding less than 7%.

The outlook for municipal bonds is no less encouraging. Thanks to factors that include the careful monetary policy of the Federal Reserve Board and the increasing productivity of American industry, we continue to expect a sustained economic environment of moderate growth, contained inflation, low unemployment, and stable interest rates. That is an ideal climate for bond investing in general, and municipal bond investing in particular, especially considering the rather limited supply of new municipal bonds available in the market. During 1996, new municipal bond issuance totaled $185 billion, compared to the $292 billion peak in 1993. In the face of this limited supply, an increase in demand for municipal bonds could have a favorable impact on performance.

It is easy to believe we could see an increase in demand. As stock market prices reach record highs in late spring and early summer, it makes more and more sense for investors to allocate at least a portion of their portfolios into bond funds. That makes sense for both diversification purposes and for risk reduction reasons. For investors in higher income tax brackets, municipal bond funds make even more sense. At Evergreen Keystone, we also believe it is important for investors to remain in close touch with their professional advisers for guidance on changing markets and strategies.

I am delighted to inform you that Evergreen Keystone successfully integrated all service functions of the Evergreen and Keystone Funds in early May. This means that you now have full exchange privileges among all Evergreen and Keystone America Funds. In addition, you will be receiving the top-flight shareholder service that earned Evergreen Keystone the 1996 Dalbar Quality Tested Service Seal, the highest award for mutual fund service presented by Dalbar, an independent mutual fund survey and rating firm.

In the following pages, Evergreen Keystone investment professionals will give you more detailed information about the investment environment and the strategies employed in managing your funds. You will notice that this annual report is a departure from past reports in format. It represents the effort of Evergreen Keystone Funds to provide honest, thoughtful reports and to present them in a format that is attractive and makes information easily accessible. We are very interested in hearing your thoughts on this new format, and we welcome any suggestions you may have.

                                         Sincerely,

                                         /s/ William M. Ennis
                                         WILLIAM M. ENNIS
                                         MANAGING DIRECTOR

(logo)                              EVERGREEN
                             HIGH GRADE TAX FREE FUND

                                FUND-AT-A-GLANCE
                               As of May 31, 1997

ONE YEAR PERFORMANCE             CLASS A      CLASS B       CLASS Y
One year with sales charge        1.90%        1.19%        7.25%
One year w/o sales charge         6.99%        6.19%        7.25%
One year dividends per share      50.2(cents)  42.1(cents)  52.0(cents)
30-day SEC Yield
  (as of 5/31/97)                 4.19%        3.63%        4.66%


AVERAGE
ANNUAL RETURNS**                 CLASS A  CLASS B  CLASS Y
Three years                       5.11%   5.16%    7.10%
Five years                        5.75%    N/A      N/A
Since Inception*                  6.00%   5.13%    5.11%

CUMULATIVE RETURNS**             CLASS A  CLASS B  CLASS Y
Nine months w/o sales charge      5.13%    4.55%    5.32%
Three years                      16.13%   16.30%   22.83%
Five years                       32.24%     N/A      N/A
Since Inception*                 36.01%   24.55%   17.64%

 * CLASS A BEGAN 2/21/92; CLASS B BEGAN 1/11/93;
   CLASS Y BEGAN 2/28/94

** ALL RETURNS INCLUDE THE MAXIMUM SALES CHARGE, IF APPLICABLE.

PORTFOLIO CHARACTERISTICS              MAY 31, 1997
Total Net Assets (all classes)  $102.1 million
Average Credit Quality          AAA
Average Maturity                12.3 years
Average Duration                8.2 years

PORTFOLIO COMPOSITION                                               MAY 31, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)


(Pie chart appears here with the following plot points.)

Hospital                 14.8%
Ports                     9.4%
Industrial Development
  (pollution control)      8.5%
Electric                  8.0%
General Obligation
  (schools)               8.8%
Water/Sewer               6.5%
Airport                   6.2%
Industrial Development    5.3%
Housing                   4.9%
Pre-refunded              4.6%
General Obligation
  (municipalities)        3.8%
General Obligation        3.8%
Toll Roads                3.3%
Other                    12.1%

PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Evergreen High Grade Tax Free Fund seeks income exempt from federal income taxes while conserving capital. Income may be subject to local taxes and the Federal Alternative Minimum Tax for certain investors.

STRATEGY
The Fund seeks its objective by investing in insured municipal securities and municipal securities rated high grade by independent bond rating services. The portfolio management team will, in seeking the Fund's objectives, buy and sell securities to effect changes in portfolio maturities and to change allocations among different sectors. Insured bonds are bonds insured as to timely payment of principal and interest. The Fund itself is not insured, nor is the value of its shares guaranteed. Insured bonds must be insured by a municipal bond insurance company which is rated AAA by Standard & Poors Ratings Group (S&P) and/or Aaa by Moody's Investors Service, Inc., (Moody's). Bonds that are considered high grade are rated A or better by S&P or Moody's or, if unrated, are considered of comparable quality as determined by the Fund's investment advisor.

PORTFOLIO MANAGEMENT TEAM

(Photo of         James T. Colby, III, the Senior Portfolio Manager, is a Vice
James T. Colby,   President and Senior Portfolio Manager of Evergreen Asset
III)              Management. He also is Senior Portfolio Manager for Evergreen
                  U.S. Government Securities Fund and is co-manager of the Evergreen Tax Strategic Foundation Fund. Prior to joining
                  Evergreen in 1992, Mr. Colby was Vice President and Senior
                  Portfolio Manager for $5 billion in tax-exempt holdings at American Express. Mr. Colby also has served in portfolio management capacities at Marinvest, a subsidiary of Marine
                  Midland Bank. He is a graduate of Brown University, and holds an MBA from Hofstra University. In 1996, Mr. Colby was
                  Chairman of the Municipal Bond Buyers Conference.

                                    EVERGREEN
                             HIGH GRADE TAX FREE FUND
                                                                         (logo)
                               MANAGEMENT REPORT

                                   July 1997

Dear Fellow Shareholders:

We are pleased to report on Evergreen High Grade Tax Free Fund for the fiscal period that ended on May 31, 1997. You may recall that you recently received a semiannual report for the six-month period that ended on February 28, 1997. We have changed your Fund's fiscal year so it now will end each May 31. This is part of an effort by Evergreen Keystone Funds to streamline, and increase the efficiency of, fund administration. Funds with similar investment objectives, in this case national tax free funds, are placed on the same fiscal year cycle. Information about these funds will be presented in common annual and semi-annual reports. The next report you will receive will be a semiannual report for the period ending November 30, 1997. You should expect to receive it in January 1998.

PERFORMANCE

We believe your Fund performed well as a high quality municipal bond fund during a period marked by short-term interest rate volatility. The charts and tables on page 2 provide a comprehensive view of the performance for the fiscal period, as well as since each class of shares began.

STRATEGY

Evergreen High Grade Tax Free Fund is managed with a long-term view, with the goal of providing federally tax-free income from insured and high quality municipal bonds while protecting principal. We do not structure the portfolio in anticipation of short-term movements in interest rates, but try to employ strategies that build value over time based on longer-term trends in the municipal bond market. The nine-month period that ended on May 31 was a generally favorable period for municipal bond investing. During this period, we kept the maturities of bonds in the portfolio relatively consistent, with average maturities remaining in the 12-to-16 year range, and average duration in the 7-to-9-year range. This policy proved successful during a time when long-term interest rates, despite some short-term volatility, remained in a consistent trading range of 6 1/2% to 7%.

Your Fund is required to invest at least 65% of net assets in high grade municipal bonds. In fact, the Fund held 87% of net assets in insured municipal bonds, with 95% of net assets AAA-rated at the end of the period. The bonds are insured for the timely payment of principal and interest. The value of insured bonds can fluctuate. The Fund itself is not insured. The Fund does not search for opportunities among bonds that are below investment grade.

Evergreen High Grade Tax Free Fund invests in different sectors of the market based upon evolving trends. For example, two sectors-- the hospital/health care and the electric utility sectors-- have experienced changes which affected portfolio strategy recently. In the hospital sector, the process of consolidation has left behind the weaker institutions which we have pointedly avoided. We hold only the dominant regional facilities or those aligned with strong national systems, which we believe have the strongest potential to survive the new era of competition. Accordingly, we have increased the Fund's allocation to 14.8% of the net assets. Conversely, the impact of deregulation and competition upon municipal utilities is less clear and we have decreased the Fund's allocation to this sector to 7.9%, though we will closely monitor important legislation pending in states on the east and west coasts which may soon set new strategic parameters for this sector. For comparison, three years ago this Fund's relative weightings of these two sectors would have been reversed.

OUTLOOK

Looking ahead, we continue to see a favorable investment environment for municipal bonds. We anticipate long-term interest rates, as represented by the benchmark 30-year U.S. Treasury Bond, to trade in the 6-to-7% range, with relatively firm economic growth and stable inflation.

Within this environment, we will continue our strategy of seeking to provide as reasonable a yield as is possible, without assuming significant market risks by extending maturities. At the same time, we will continue to monitor changes in the municipal bond industry and put in place further strategies that have the potential to benefit from evolving trends.

Thank you for your support of the Evergreen High Grade Tax Free Fund.

Sincerely,

/s/ James T. Colby, III
JAMES T. COLBY, III
VICE PRESIDENT
SENIOR PORTFOLIO MANAGER
Evergreen Asset Management Corp.

                                    EVERGREEN
(logo)                    SHORT-INTERMEDIATE MUNICIPAL FUND

                                FUND-AT-A-GLANCE
                               As of May 31, 1997

     ONE YEAR PERFORMANCE       CLASS A        CLASS B      CLASS Y
One year with sales charge        0.92%        1.51%        4.62%
One year w/o sales charge         4.31%        3.49%        4.62%
One year dividends per share      39.7(cents)  30.7(cents)  40.7  (cents)
30-day SEC Yield
  (as of 5/31/97)                 3.74%        2.94%        3.93%


AVERAGE
ANNUAL RETURNS**                CLASS A   CLASS B  CLASS Y
Three years                        N/A      N/A     3.95%
Five years                         N/A      N/A     4.44%
Since Inception*                  3.40%    2.76%    4.88%

     CUMULATIVE RETURNS**       CLASS A   CLASS B  CLASS Y
Nine months w/o sales charge      3.08%    2.49%    3.36%
Three years                        N/A      N/A    12.33%
Five years                         N/A      N/A    24.26%
Since Inception*                  8.38%    6.76%   30.24%

 * CLASSES A AND B BEGAN 1/5/95; CLASS Y BEGAN 7/17/91. SINCE
  INCEPTION RETURN FOR CLASS Y SHARES REFLECTS TOTAL RETURN FROM
  11/18/91 WHEN THE FUND CHANGED TO A FLUCTUATING NET ASSET VALUE FUND.

** ALL RETURNS INCLUDE THE MAXIMUM SALES CHARGE, IF APPLICABLE.

PORTFOLIO CHARACTERISTICS              MAY 31, 1997
Total Net Assets (all classes)  $45.1 million
Average Credit Quality          AA
Average Maturity                2.7 years
Average Duration                2.4 years

PORTFOLIO QUALITY                                                   MAY 31, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)

(Pie chart appears here with the following plot points.)

NR                  2.25%
AAA                45.52%
AA                 37.37%
A                  12.63%
BBB                 2.23%

PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Evergreen Short-Intermediate Municipal Fund seeks income that is exempt from federal income taxes, while preserving capital. Income may be subject to local taxes and the Federal Alternative Minimum Tax for certain investors.

STRATEGY
The Fund invests in high-quality and upper medium-quality municipal bonds. The average maturity of bonds in the portfolio is expected to be between two and five years.

PORTFOLIO MANAGEMENT TEAM

(Photo of Steven  Steven C. Shachat, Portfolio Manager of Evergreen
C. Shachat)       Short-Intermediate Municipal Fund, has been a member of the investment team of Evergreen Asset Management team since 1988, concentrating on short-term tax exempt investments. He also is manager of the Evergreen Tax-Exempt Money Market Fund and the Evergreen Short-Intermediate Municipal Fund-California. Prior to joining Evergreen, Mr. Shachat served at Mitchell Hutchins
                  Asset Management, Inc., a subsidiary of Paine Webber, Inc., as a Portfolio Manager in the tax-exempt area. Earlier, he served at Donald Sheldon & Co., a firm specializing in tax-exempt securities. Mr. Shachat is a graduate of Boston University.

                                    EVERGREEN
                        SHORT-INTERMEDIATE MUNICIPAL FUND
                                                                         (logo)
                               MANAGEMENT REPORT

                                   July 1997

Dear Fellow Shareholders:

We are pleased to report on Evergreen Short-Intermediate Municipal Fund for the fiscal period that ended on May 31, 1997. You may recall that you recently received a semiannual report for the six-month period that ended on February 28, 1997. We have changed your Fund's fiscal year so that it now will end each May
31. This is part of an effort by Evergreen Keystone Funds to streamline, and increase the efficiency of, fund administration. Funds with similar investment objectives, in this case national tax free funds, are placed on the same fiscal year cycle. Information about these funds will be presented in common annual and semiannual reports. The next report you will receive will be a semiannual report for the period ending November 30, 1997. You should expect to receive it in January 1998.

PERFORMANCE

We believe the Fund performed satisfactorily, consistent with its objective, which is to seek to provide as high a level of income, exempt from federal income taxes other than the alternative minimum tax, as is consistent with preserving capital and providing liquidity. The tables on page 4 provide a comprehensive view of the performance for the fiscal period, as well as since each class of shares began.

STRATEGY

Evergreen Short-Intermediate Municipal Fund, in the face of a significant amount of near-term interest rate volatility, maintained a laddered structure of its portfolio securities. This strategy, which seeks to maintain as stable a price as possible, is one in which the maturities of the portfolio are spread throughout the range in which the Fund invests. There is not an over-emphasis on securities that are on either the long end or the short end of the range. The allocation of the maturity dates of the Fund's portfolio securities is illustrated in the pie chart on this page. As interest rates changed during the period, your Fund was able to use the proceeds from the minority of securities which had matured to re-invest at current market rates.

An additional factor which contributed to your Fund's dividend income was the employment of a strategy to seek opportunities in sectors that we believed may have been undervalued. One example is the healthcare sector, where a series of consolidations and mergers among hospitals and other health care delivery institutions have

PORTFOLIO MATURITIES                                                MAY 31, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)

(Pie chart appears here with the following plot points.)

0-1 years               17  %
1-2 years               19.8%
2-3 years               11.8%
3-4 years               21.4%
4-5 years               24.4%
5-7 years                5.6%

PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

helped some previously weaker institutions become stronger. This made bonds issued by these institutions more attractive, given the institutions' new strength. Another area in which we increased the Fund's emphasis was in general obligation bonds, backed by the full taxing ability of municipalities and other public agencies.

The Fund continues to maintain an emphasis on quality, with an average credit rating of AA at the end of the period.

OUTLOOK

We anticipate the demand for municipal bonds in the short-to-intermediate maturity range to continue to be strong. At a time of some uncertainty over the direction of interest rates, at least for the near term, investors appear to want to take a conservative approach and maintain short-to-intermediate term securities in their portfolios. We believe the potential implications are that these securities should continue to exhibit relatively stable prices because of the strong demand, but that yields available may not rise significantly.

Thank you for your support of Evergreen Short-Intermediate Municipal Fund.

Sincerely,
/s/ Steven C. Shachat
STEVEN C. SHACHAT
PORTFOLIO MANAGER
Evergreen Asset Management Corp.

                                     KEYSTONE
 (logo)                        TAX FREE INCOME FUND

                                FUND-AT-A-GLANCE
                               As of May 31, 1997

ONE YEAR PERFORMANCE             CLASS A       CLASS B      CLASS C
One year with sales charge        1.80%        1.03%        5.03%
One year w/o sales charge         6.88%        6.03%        6.03%
One year dividends per share      50.7(cents)  43.5(cents)  43.5  (cents)
30-day SEC Yield
  (as of 5/31/97)                 4.58%        4.05%        4.05%


AVERAGE
ANNUAL RETURNS**                 CLASS A  CLASS B  CLASS C
Three years                       4.39%    4.39%    5.26%
Five years                        4.64%     N/A      N/A
Ten years                         6.23%     N/A      N/A
Since Inception*                   N/A     3.84%    4.22%

CUMULATIVE RETURNS**             CLASS A  CLASS B  CLASS C
Six months w/o sales charge       1.34%    0.97%    0.97%
Three years                      13.75%   13.76%   16.63%
Five years                       25.44%     N/A      N/A
Ten years                        83.03%     N/A      N/A
Since Inception*                   N/A    17.73%   19.61%

 * CLASS A BEGAN 2/13/87. CLASS B AND CLASS C BEGAN 2/1/93.

** ALL RETURNS INCLUDE THE MAXIMUM SALES CHARGE, IF APPLICABLE. FOR CLASSES WITH
   MORE THAN 10-YEAR HISTORY, THE 10-YEAR HISTORY IS PRESENTED.

PORTFOLIO CHARACTERISTICS              MAY 31, 1997
Total Net Assets (all classes)  $113.3 million
Average Credit Quality          AA+
Average Maturity                17 years
Average Duration                8 years

PORTFOLIO QUALITY                                                   MAY 31, 1997
(AS A PERCENTAGE OF PORTFOLIO ASSETS)

(Pie chart appears here with the following plot points.)

AAA                 62.8%
NR                   5.0%
A                    9.5%
AA                  10.5%
BBB                 12.2%


PORTFOLIO ALLOCATIONS ARE SUBJECT TO CHANGE.

OBJECTIVE
Keystone Tax Free Income Fund seeks the highest possible current income exempt from federal taxes, while preserving capital. Income may be subject to local taxes and the Federal Alternative Minimum Tax for certain investors.

STRATEGY
The Fund invests in high quality municipal bonds from different regions of the country. In pursuing the Fund's objective, the portfolio management team may make adjustments in the portfolio's maturity, asset allocation among sectors, or credit quality. When targeting investments, the portfolio management team seeks out bonds that meet high standards for safety and creditworthiness. These bonds are principally rated within the four highest grades by established rating agencies. Keystone's fixed income analysts also conduct extensive in-house research and regularly monitor bonds in the portfolio.

PORTFOLIO MANAGEMENT
(Photo of Betsy   Betsy A. Hutchings, a Senior Vice President and Group Leader
A. Hutchings)     of the Municipal Bond Team of Keystone Investment Management
                  Company, is Portfolio Manager of the Fund. A professional with more than 15 years' experience in investment management, Ms.
                  Hutchings also is Portfolio Manager of Keystone Tax Free Fund.
                  Prior to joining Keystone in 1988, Ms. Hutchings served in portfolio management and research positions at Scudder Stevens
                  & Clark, New York, and John Nuveen & Co., Chicago. Ms.
                  Hutchings is active in the Boston Municipal Analysts Forum and the Municipal Bond Buyers Conference. She is a graduate of Wheaton College.

                                     KEYSTONE
                               TAX FREE INCOME FUND
                                                                         (logo)
                               MANAGEMENT REPORT

                                   July 1997

Dear Shareholders:
We are pleased to report on Keystone Tax Free Income Fund for the fiscal period that ended on May 31, 1997. You may recall that you recently received an annual report for the fiscal period that ended November 30, 1996. We have changed your Fund's fiscal year so that it will now end each May 31. This is part of an effort by Evergreen Keystone Funds to streamline, and increase the efficiency of, fund administration. Funds with similar investment objectives, in this case national tax free funds, are being placed on the same fiscal year cycle, and information about these funds will be presented in common annual and semi-annual reports. The next report you will receive will be a semi-annual report for the period ending November 30, 1997. You should expect to receive it in January 1998.
PERFORMANCE
We believe your Fund performed satisfactorily in a challenging interest rate environment over the past six months. During this period, rates moved down and then up before ending at approximately the same point as they began. The bond market in general was vigilant about a possible pickup of inflation and the potential of higher interest rates. In fact, after interest rates fell during late 1996 and very early 1997, they started to rise again in February and March, hurting the prices of bonds in general, including municipal bonds.
STRATEGY
In this changing environment, we managed your Fund conservatively, as we both shortened the overall maturity of portfolio holdings and upgraded the average quality of the bonds. At the same time as we were reducing the interest rate risk by selling longer maturity bonds into the market as rates were falling, we were also reducing credit risk by improving overall quality. This quality upgrade was achieved by paring back BBB-rated and nonrated bonds and using the proceeds to buy higher quality holdings, principally AAA-rated bonds. During the past 12 months, the percentage of AAA-rated holdings in the portfolio went from 40% to 54%.
Through the full 12-month period, the average maturity of bond holdings was reduced from 18.5 years to 17 years, while the average credit quality was increased from AA- to AA+.
We pursued these tactics with two objectives:
(Bullet) To lock-in gains through the sale of bonds that had performed well. (Bullet) To position the Fund more defensively by lowering both interest rate risk and credit risk.
OUTLOOK
Looking forward, we are positive about the investment environment for municipal bonds. On a technical basis, the demand for bonds is strong, with a relatively limited

PORTFOLIO COMPOSITION                                               MAY 31, 1997
(AS A PERCENTAGE OF NET ASSETS)

(Pie chart appears with the following plot points)

General Obligations               16.6%
Hospital                          14.0%
Water & Sewer                     12.9%
Electric                           8.5%
Transportation                     8.0%
Industrial Development
  (pollution control)              7.1%
Pre-Refunded                       6.9%
Housing                            6.5%
Education                          6.4%
Airports                           4.8%
Solid Waste                        1.3%
Other                              7.0%


supply of available bonds as public agencies in general have been restrained in borrowing. On an after-tax, after-inflation basis, municipal bonds continue to appear to be an attractive value. At the close of the period, for example, an AA-rated 30-year municipal bond was yielding 85% of the yield of a 30-year Treasury bond.
On a fundamental economic basis, the overall economy is growing at a moderate basis, with inflation well under control. Shorter-term, fixed income investors can be expected to continue to watch nervously for signs of inflation, and there may be some month-to-month interest rate volatility. Longer term, we see more reason for stability in interest rates, as it appears that the policies of the Federal Reserve Board have been successful in keeping inflation well under control.
With this outlook, we continue to emphasize the income from higher quality bonds in the 15-to-20-year maturity range and to be guardedly optimistic.
Thank you for your support of Keystone Tax Free Income Fund.

Sincerely,

/s/ Albert H. Elfner, III
ALBERT H. ELFNER, III
CHAIRMAN
Keystone Investment Management Company

/s/ Betsy A. Hutchings
BETSY A. HUTCHINGS
SENIOR VICE PRESIDENT
HEAD, MUNICIPAL BOND GROUP
Keystone Investment Management Company

                                EVERGREEN KEYSTONE
(logo)
                             GROWTH OF INVESTMENTS

                       EVERGREEN HIGH GRADE TAX FREE FUND

Comparisons of a $10,000 investment in Evergreen High Grade Tax Free Fund, Class A shares, versus a similar investment in the Lehman Brothers Insured Bond Index (LBIBI) and the Consumer Price Index (CPI).

In Thousands

           Average Annual Total Returns
             1 Year        5 Year        Life of Class
Class A      1.90%         5.75%             6.00%
Class B      1.19%         --                5.13%
Class Y      7.25%         --                5.11%

(Line graph appears here with the following plot points.)

                2/92     5/92      5/93      5/94      5/95      5/96      5/97
Class A Shares  (PLEASE FILL IN)                                         $13,601
CPI             (PLEASE FILL IN)                                         $11,591
LBIBI           (PLEASE FILL IN)                                         $14,607

Past performance is no guarantee of future results. The performance of each class may vary baed on differences in loads and fees paid by the shareholder investing in the different classes. The Lehman Brothers Insured Bond Index is an unmanaged, market index. The index does not include transaction costs associated with buying and selling securities, nor any management fees. The Consumer Price Index, a measure of inflation, is through May 31, 1997.


                    EVERGREEN SHORT-INTERMEDIATE MUNICIPAL FUND

Comparisons of a $10,000 investment in Evergreen Short-Intermediate Municipal Fund, Class A shares, versus a similar investment in the Lehman Brothers 3 Year Municipal Bond Index (LB3YMBI) and the Consumer Price Index (CPI).

In Thousands

           Average Annual Total Returns
             1 Year        5 Year        Life of Class
Class A      0.92%         --                3.40%
Class B      1.51%         --                2.76%
Class Y      4.62%         4.44%             4.88%

(Line graph appears here with the following plot points.)

                1/95     5/95      11/95      5/96      11/96      5/97
Class A Shares  (PLEASE FILL IN)                                  $10,695
CPI             (PLEASE FILL IN)                                  $10,838
LB3YMBI         (PLEASE FILL IN)                                  $11,560

Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholder investing in the different classes. The Lehman Brothers 3 Year Municipal Bond Index is an unmanaged, market index. The index does not include transaction costs associated with buying and selling securities, nor any management fees. The Consumer Price Index, a measure of inflation, is through May 31, 1997.



                          KEYSTONE TAX FREE INCOME FUND

Comparisons of a $10,000 investment in Keystone Tax Free Income Fund,
Class A shares, versus a similar investment in the Lehman Brothers Municipal Bond Index (LMBI) and the Consumer Price Index (CPI).

In Thousands

           Average Annual Total Returns
             1 Year        5 Year     10 Year   Life of Class
Class A      1.80%         4.64%       6.23%        --
Class B      1.03%         --          --         3.84%
Class Y      5.03%         --          --         4.22%

(Line graph appears here with the following plot points.)

                5/97     5/88      5/89      5/90      5/91      5/92      5/93     5/94     5/95     5/96     5/97
Class A Shares  (PLEASE FILL IN)                                                                              $18,303
CPI             (PLEASE FILL IN)                                                                              $14,158
LMBI            (PLEASE FILI IN)                                                                              $22,346

Past performance is no guarantee of future results. The performance of each class may vary based on differences in loads and fees paid by the shareholder investing in the different classes. The Lehman Brothers Municipal Bond
Index is an unmanaged, market index. The index does not include transaction costs associated with buying and selling securities, nor any management fees. The Consumer Price Index, a measure of inflation, is through May 31, 1997.

                                    EVERGREEN
                             HIGH GRADE TAX FREE FUND
                                                                         (logo)
                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                             EIGHT
                                                                             MONTHS
                                           NINE MONTHS       YEAR ENDED      ENDED              YEAR ENDED
                                              ENDED          AUGUST 31,    AUGUST 31,          DECEMBER 31,
                                         MAY 31, 1997 (a)       1996        1995 (d)         1994        1993
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD...       $  10.72         $  10.69      $   9.79        $ 11.16    $  10.42
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................           0.37             0.52          0.34           0.52        0.54
Net realized and unrealized gain
  (loss) on investments...............           0.17             0.03          0.90          (1.37)       0.81
Total from investment operations......           0.54             0.55          1.24          (0.85)       1.35
LESS DISTRIBUTIONS FROM:
Net investment income.................          (0.37)           (0.52)        (0.34)         (0.52)      (0.54)
Net realized gains on investments.....              0                0             0              0       (0.07)
Total distributions...................          (0.37)           (0.52)        (0.34)         (0.52)      (0.61)
NET ASSET VALUE END OF PERIOD.........       $  10.89         $  10.72      $  10.69        $  9.79    $  11.16
Total return (c)......................           5.13%            5.21%        12.83%         (7.71%)     13.25%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................           1.03%(b)         0.89%         1.06%(b)       1.01%       0.85%
  Total expenses excluding indirectly
    paid expenses.....................           1.03%(b)           --            --             --          --
  Total expenses excluding waivers and
    reimbursements....................           1.11%(b)         1.09%         1.09%(b)       1.02%       1.07%
  Net investment income...............           4.60%(b)         4.78%         4.93%(b)       5.04%       4.99%
Portfolio turnover rate...............            114%              65%           27%            53%         14%
NET ASSETS END OF PERIOD
  (THOUSANDS).........................       $ 45,814         $ 50,569      $ 58,751        $57,676    $101,352

                                         FEBRUARY 21, 1992
                                           (COMMENCEMENT
                                        OF CLASS OPERATIONS)
                                              THROUGH
                                         DECEMBER 31, 1992
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD...        $  10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................            0.51
Net realized and unrealized gain
  (loss) on investments...............            0.42
Total from investment operations......            0.93
LESS DISTRIBUTIONS FROM:
Net investment income.................           (0.51)
Net realized gains on investments.....               0
Total distributions...................           (0.51)
NET ASSET VALUE END OF PERIOD.........        $  10.42
Total return (c)......................            9.48%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................            0.49%(b)
  Total expenses excluding indirectly
    paid expenses.....................              --
  Total expenses excluding waivers and
    reimbursements....................            1.11%(b)
  Net investment income...............            5.79%(b)
Portfolio turnover rate...............               7%
NET ASSETS END OF PERIOD
  (THOUSANDS).........................        $ 90,738

(a) The Fund changed its fiscal year end from August 31 to May 31 during the current period.
(b) Annualized.
(c) Excluding applicable sales charges.
(d) The Fund changed its fiscal year end from December 31 to August 31.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                             HIGH GRADE TAX FREE FUND
(logo)
                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                 EIGHT MONTHS
                                            NINE MONTHS                              ENDED         YEAR ENDED
                                               ENDED            YEAR ENDED        AUGUST 31,      DECEMBER 31,
                                          MAY 31, 1997 (a)    AUGUST 31, 1996      1995 (d)           1994
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD....       $  10.72            $ 10.69           $  9.79         $  11.16
INCOME FROM INVESTMENT OPERATIONS:
Net investment income..................           0.31               0.44              0.29             0.46
Net realized and unrealized gain (loss)
  on investments.......................           0.17               0.03              0.90            (1.37)
Total from investment operations.......           0.48               0.47              1.19            (0.91)
LESS DISTRIBUTIONS FROM
Net investment income..................          (0.31)             (0.44)            (0.29)           (0.46)
Net realized gain on investments.......              0                  0                 0                0
Total Distributions....................          (0.31)             (0.44)            (0.29)           (0.46)
NET ASSET VALUE END OF PERIOD..........       $  10.89            $ 10.72           $ 10.69         $   9.79
Total return (c).......................           4.55%              4.42%            12.27%           (8.24%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.......................           1.78%(b)           1.64%             1.81%(b)         1.58%
  Total expenses excluding indirectly
    paid expenses......................           1.78%(b)             --                --               --
  Total expenses excluding waivers and
    reimbursements.....................           1.86%(b)           1.84%             1.84%(b)         1.59%
  Net investment income................           3.85%(b)           4.03%             4.18%(b)         4.47%
Portfolio turnover rate................            114%                65%               27%              53%
NET ASSETS END OF PERIOD
  (THOUSANDS)..........................       $ 31,874            $32,221           $34,206         $ 32,435

                                           JANUARY 11, 1993
                                             (COMMENCEMENT
                                         OF CLASS OPERATIONS)
                                               THROUGH
                                          DECEMBER 31, 1993
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD....        $  10.42
INCOME FROM INVESTMENT OPERATIONS:
Net investment income..................            0.47
Net realized and unrealized gain (loss)
  on investments.......................            0.81
Total from investment operations.......            1.28
LESS DISTRIBUTIONS FROM
Net investment income..................           (0.47)
Net realized gain on investments.......           (0.07)
Total Distributions....................           (0.54)
NET ASSET VALUE END OF PERIOD..........        $  11.16
Total return (c).......................           12.52%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses.......................            1.35%(b)
  Total expenses excluding indirectly
    paid expenses......................              --
  Total expenses excluding waivers and
    reimbursements.....................            1.57%(b)
  Net investment income................            4.44%(b)
Portfolio turnover rate................              14%
NET ASSETS END OF PERIOD
  (THOUSANDS)..........................        $ 41,030

(a) The Fund changed its fiscal year end from August 31 to May 31 during the current period.
(b) Annualized.
(c) Excluding applicable sales charges.
(d) The Fund changed its fiscal year end from December 31 to August 31.

                                                                 NINE MONTHS          YEAR       EIGHT MONTHS
                                                                    ENDED            ENDED          ENDED
                                                                   MAY 31,         AUGUST 31,     AUGUST 31,
                                                                   1997 (a)           1996         1995 (c)
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................       $  10.72         $  10.69       $   9.79
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................           0.39             0.55           0.36
Net realized and unrealized gain (loss) on investments......           0.17             0.03           0.90
Total from investment operations............................           0.56             0.58           1.26
LESS DISTRIBUTIONS FROM NET INVESTMENT INCOME...............          (0.39)           (0.55)         (0.36)
NET ASSET VALUE END OF PERIOD...............................       $  10.89         $  10.72       $  10.69
Total return................................................           5.32%            5.47%         13.02%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................           0.78%(b)         0.64%          0.81%(b)
  Total expenses excluding indirectly paid expenses.........           0.78%(b)           --             --
  Total expenses excluding waivers and reimbursements.......           0.86%(b)         0.84%          0.84%(b)
  Net investment income.....................................           4.85%(b)         5.03%          5.18%(b)
Portfolio turnover rate.....................................            114%              65%            27%
NET ASSETS END OF PERIOD (THOUSANDS)........................       $ 24,441         $ 25,112       $ 25,079

                                                               FEBRUARY 28, 1994
                                                                 (COMMENCEMENT
                                                              OF CLASS OPERATIONS)
                                                                    THROUGH
                                                               DECEMBER 31, 1994
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................         $10.93
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................           0.46
Net realized and unrealized gain (loss) on investments......          (1.14)
Total from investment operations............................          (0.68)
LESS DISTRIBUTIONS FROM NET INVESTMENT INCOME...............          (0.46)
NET ASSET VALUE END OF PERIOD...............................         $ 9.79
Total return................................................          (6.29%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................           0.76%(b)
  Total expenses excluding indirectly paid expenses.........             --
  Total expenses excluding waivers and reimbursements.......           0.77%(b)
  Net investment income.....................................           5.46%(b)
Portfolio turnover rate.....................................             53%
NET ASSETS END OF PERIOD (THOUSANDS)........................         $4,318

(a) The Fund changed its fiscal year end from August 31 to May 31 during the current period.
(b) Annualized.
(c) The Fund changed its fiscal year end from December 31 to August 31.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                        SHORT-INTERMEDIATE MUNICIPAL FUND
                                                                         (logo)
                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                                                                  JANUARY 5, 1995
                                                                                                                   (COMMENCEMENT
                                                                           NINE MONTHS                          OF CLASS OPERATIONS)
                                                                              ENDED            YEAR ENDED             THROUGH
                                                                         MAY 31, 1997 (a)    AUGUST 31, 1996      AUGUST 31, 1995
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD...................................        $10.08             $ 10.17               $ 9.97
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................................................          0.30                0.43                 0.30
Net realized and unrealized gain (loss) on investments................          0.01               (0.09)                0.20
Total from investment operations......................................          0.31                0.34                 0.50
LESS DISTRIBUTIONS FROM NET INVESTMENT INCOME.........................         (0.30)              (0.43)               (0.30)
NET ASSET VALUE END OF PERIOD.........................................        $10.09             $ 10.08               $10.17
Total return (c)......................................................          3.08%               3.37%                5.09%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................................................          0.84%(b)            0.80%                0.70%(b)
  Total expenses excluding indirectly paid expenses...................          0.83%(b)              --                   --
  Total expenses excluding waivers and reimbursements.................          0.96%(b)            1.11%                1.14%(b)
  Net investment income...............................................          3.94%(b)            4.05%                4.32%(b)
Portfolio turnover rate...............................................            34%                 29%                  80%
NET ASSETS END OF PERIOD (THOUSANDS)..................................        $6,072             $27,722               $6,820

(a) The Fund changed its fiscal year end from August 31 to May 31 during the current period.
(b) Annualized.
(c) Excluding applicable sales charges.

                                                                                                                  JANUARY 5, 1995
                                                                                                                   (COMMENCEMENT
                                                                           NINE MONTHS                          OF CLASS OPERATIONS)
                                                                              ENDED            YEAR ENDED             THROUGH
                                                                         MAY 31, 1997 (a)    AUGUST 31, 1996      AUGUST 31, 1995
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD...................................        $10.08             $ 10.17               $ 9.97
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................................................          0.23                0.34                 0.24
Net realized and unrealized gain (loss) on investments................          0.02               (0.09)                0.20
Total from investment operations......................................          0.25                0.25                 0.44
LESS DISTRIBUTIONS FROM NET INVESTMENT INCOME.........................         (0.23)              (0.34)               (0.24)
NET ASSET VALUE END OF PERIOD.........................................        $10.10             $ 10.08               $10.17
Total return (c)......................................................          2.49%               2.44%                4.50%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................................................          1.73%(b)            1.67%                1.58%(b)
  Total expenses excluding indirectly paid expenses...................          1.73%(b)              --                   --
  Total expenses excluding waivers and reimbursements.................          1.86%(b)            2.07%                2.26%(b)
  Net investment income...............................................          3.04%(b)            3.28%                3.50%(b)
Portfolio turnover rate...............................................            34%                 29%                  80%
NET ASSETS END OF PERIOD (THOUSANDS)..................................        $6,742             $ 7,413               $6,050

(a) The Fund changed its fiscal year end from August 31 to May 31 during the current period.
(b) Annualized.
(c) Excluding applicable sales charges.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                        SHORT-INTERMEDIATE MUNICIPAL FUND
(logo)
                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                           NINE MONTHS
                                              ENDED                         YEAR ENDED AUGUST 31,
                                         MAY 31, 1997 (a)     1996       1995       1994       1993      1992 (c)
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD...       $  10.07        $ 10.17    $ 10.21    $ 10.58    $ 10.33    $  10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................           0.30           0.43       0.46       0.47       0.49        0.51
Net realized and unrealized gain
  (loss) on investments...............           0.03          (0.10)     (0.04)     (0.32)      0.25        0.33
Total from investment operations......           0.33           0.33       0.42       0.15       0.74        0.84
LESS DISTRIBUTIONS FROM:
Net investment income.................          (0.30)         (0.43)     (0.46)     (0.47)     (0.49)      (0.51)
In excess of net investment income....              0              0          0      (0.03)         0           0
Net realized gain on investments......              0              0          0      (0.02)         0           0
Total distributions...................          (0.30)         (0.43)     (0.46)     (0.52)     (0.49)      (0.51)
NET ASSET VALUE END OF PERIOD.........       $  10.10        $ 10.07    $ 10.17    $ 10.21    $ 10.58    $  10.33
Total return..........................           3.36%          3.30%      4.20%      1.40%      7.40%       8.56%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................           0.74%(b)       0.70%      0.74%      0.58%      0.40%       0.17%
  Total expenses excluding indirectly
    paid expenses.....................           0.73%(b)         --         --         --         --          --
  Total expenses excluding waivers and
    reimbursements....................           0.86%(b)       0.90%      0.86%      0.83%      0.81%       0.86%
  Net investment income...............           4.04%(b)       4.27%      4.52%      4.54%      4.73%       4.85%
Portfolio turnover rate...............             34%            29%        80%        32%        37%         57%
NET ASSETS END OF PERIOD
  (THOUSANDS).........................       $ 32,293        $34,893    $40,581    $53,417    $66,607    $ 54,470

                                           JULY 17, 1991
                                           (COMMENCEMENT
                                        OF CLASS OPERATIONS)
                                              THROUGH
                                        AUGUST 31, 1991 (c)
CLASS Y SHARES
NET ASSET VALUE BEGINNING OF PERIOD...         $10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.................           0.06
Net realized and unrealized gain
  (loss) on investments...............              0
Total from investment operations......           0.06
LESS DISTRIBUTIONS FROM:
Net investment income.................          (0.06)
In excess of net investment income....              0
Net realized gain on investments......              0
Total distributions...................          (0.06)
NET ASSET VALUE END OF PERIOD.........         $10.00
Total return..........................           0.62%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses......................           0.00%(b)
  Total expenses excluding indirectly
    paid expenses.....................             --
  Total expenses excluding waivers and
    reimbursements....................           1.40%(b)
  Net investment income...............           4.93%(b)
Portfolio turnover rate...............             --
NET ASSETS END OF PERIOD
  (THOUSANDS).........................         $4,025

(a) The Fund changed its fiscal year end from August 31 to May 31 during the current period.
(b) Annualized
(c) On November 18, 1991, the Fund was changed to a diversified municipal bond fund with a fluctuating net asset value per share from a non-diversified money market fund with a stable net asset value per share. The shares outstanding and the related per share data as of August 31, 1991 are restated to reflect both a 1 for 2 reverse share split on October 30, 1991 and a 1 for 5 reverse share split on August 19, 1992. Total return calculated after November 18, 1991 reflects the fluctuation in net asset value per share.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE
                               TAX FREE INCOME FUND
                                                                         (logo)
                              FINANCIAL HIGHLIGHTS
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                          SIX MONTHS
                                                                            ENDED              YEAR ENDED NOVEMBER 30,
                                                                       MAY 31, 1997 (a)    1996 (f)    1995 (f)     1994
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD.................................       $   9.90        $  10.05    $   8.93    $ 10.25
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...............................................           0.24            0.51        0.51       0.51
Net realized and unrealized gain (loss) on investments and
  futures contracts.................................................          (0.11)          (0.14)       1.13      (1.28)
Total from investment operations....................................           0.13            0.37        1.64      (0.77)
LESS DISTRIBUTIONS FROM:
Net investment income...............................................          (0.24)          (0.52)      (0.51)     (0.52)
In excess of net investment income..................................          (0.01)              0(e)    (0.01)         0
Net realized gain on investments....................................              0               0           0          0
Tax basis return of capital.........................................              0               0           0      (0.03)
Total distributions.................................................          (0.25)          (0.52)      (0.52)     (0.55)
NET ASSET VALUE END OF PERIOD.......................................       $   9.78        $   9.90    $  10.05    $  8.93
Total return (c)....................................................           1.34%           3.83%      18.71%     (7.81%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses....................................................           1.19%(b)        1.13%       1.19%      1.13%
  Total expenses excluding indirectly paid expenses.................           1.18%(b)        1.12%       1.18%        --
  Net investment income.............................................           4.85%(b)        5.21%       5.35%      5.27%
Portfolio turnover rate.............................................             54%            128%         30%        98%
NET ASSETS END OF PERIOD (THOUSANDS)................................       $ 72,629        $ 82,425    $ 94,183    $95,691

                                                                      YEAR ENDED
                                                                     NOVEMBER 30,
                                                                        1993
CLASS A SHARES
NET ASSET VALUE BEGINNING OF PERIOD.................................  $  10.17
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...............................................      0.57
Net realized and unrealized gain (loss) on investments and
  futures contracts.................................................      0.36
Total from investment operations....................................      0.93
LESS DISTRIBUTIONS FROM:
Net investment income...............................................     (0.57)
In excess of net investment income..................................     (0.04)
Net realized gain on investments....................................     (0.24)
Tax basis return of capital.........................................         0
Total distributions.................................................     (0.85)
NET ASSET VALUE END OF PERIOD.......................................  $  10.25
Total return (c)....................................................      9.37%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses....................................................      1.21%
  Total expenses excluding indirectly paid expenses.................        --
  Net investment income.............................................      5.40%
Portfolio turnover rate.............................................        47%
NET ASSETS END OF PERIOD (THOUSANDS)................................  $124,102

                                                                                                                   FEBRUARY 13, 1987
                                                                                                                     (COMMENCEMENT
                                                                       YEAR ENDED NOVEMBER 30,                     OF OPERATIONS) TO
                                                         1992        1991        1990        1989        1988      NOVEMBER 30, 1987
CLASS A SHARES (CONTINUED)
NET ASSET VALUE BEGINNING OF PERIOD.................   $  10.13    $   9.94    $  10.24    $   9.96    $   9.64         $ 10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income...............................       0.63        0.61        0.59        0.62        0.63            0.33
Net realized and unrealized gain (loss) on
  investments and futures contracts.................       0.30        0.31       (0.06)       0.34        0.37           (0.32)
Total from investment operations....................       0.93        0.92        0.53        0.96        1.00            0.01
LESS DISTRIBUTIONS FROM:
Net investment income...............................      (0.62)      (0.61)      (0.60)      (0.63)      (0.68)          (0.37)
In excess of net investment income..................          0           0       (0.03)          0           0               0
Net realized gain on investments....................      (0.27)      (0.12)      (0.20)      (0.05)          0               0
Tax basis return of capital.........................          0           0           0           0           0               0
Total distributions.................................      (0.89)      (0.73)      (0.83)      (0.68)      (0.68)          (0.37)
NET ASSET VALUE END OF PERIOD.......................   $  10.17    $  10.13    $   9.94    $  10.24    $   9.96         $  9.64
Total return (c)....................................       9.35%       9.59%       5.55%       9.97%      10.60%           0.17%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses....................................       1.25%       1.58%       1.66%       1.62%       1.57%           1.00%(d)
  Total expenses excluding indirectly paid
    expenses........................................         --          --          --          --          --              --
  Net investment income.............................       6.02%       5.95%       6.03%       6.15%       6.13%           6.85%(d)
Portfolio turnover rate.............................         32%         37%         42%         49%        109%             67%
NET ASSETS END OF PERIOD (THOUSANDS)................   $120,660    $133,524    $146,335    $162,013    $179,191         $16,090

(a) The Fund changed its fiscal year end from November 30 to May 31 during the current period.
(b) Annualized.
(c) Excluding applicable sales charges.
(d) Annualized for the period April 14, 1987 (Commencement of Investment Operations) to November 30, 1987.
(e) Reflects distributions in excess of net investment income which were under $0.01 per share.
(f) Calculation based on average shares outstanding.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE
                               TAX FREE INCOME FUND
(logo)
                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                  SIX MONTHS
                                                                    ENDED              YEAR ENDED NOVEMBER 30,
                                                               MAY 31, 1997 (a)    1996 (e)    1995 (e)     1994
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................       $   9.81        $   9.97    $   8.88    $ 10.25
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................           0.19            0.44        0.44       0.45
Net realized and unrealized gain (loss) on investments and
  futures contracts.........................................          (0.10)          (0.16)       1.11      (1.29)
Total from investment operations............................           0.09            0.28        1.55      (0.84)
LESS DISTRIBUTIONS FROM:
Net investment income.......................................          (0.20)          (0.44)      (0.45)     (0.50)
In excess of net investment income..........................          (0.01)              0(d)    (0.01)         0
Net realized gain on investments............................              0               0           0          0
Tax basis return of capital.................................              0               0           0      (0.03)
Total distributions.........................................          (0.21)          (0.44)      (0.46)     (0.53)
NET ASSET VALUE END OF PERIOD...............................       $   9.69        $   9.81    $   9.97    $  8.88
Total return (c)............................................           0.97%           2.99%      17.84%     (8.43%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................           1.95%(b)        1.90%       1.96%      1.88%
  Total expenses excluding indirectly paid expenses.........           1.94%(b)        1.89%       1.94%        --
  Net investment income.....................................           4.09%(b)        4.44%       4.59%      4.60%
Portfolio turnover rate.....................................             54%            128%         30%        98%
NET ASSETS END OF PERIOD (THOUSANDS)........................       $ 28,822        $ 33,063    $ 33,449    $28,860

                                                              FEBRUARY 1, 1993
                                                              (DATE OF INITIAL
                                                              PUBLIC OFFERING)
                                                              TO NOVEMBER 30,
                                                                    1993
CLASS B SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................      $  10.27
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................          0.37
Net realized and unrealized gain (loss) on investments and
  futures contracts.........................................          0.30
Total from investment operations............................          0.67
LESS DISTRIBUTIONS FROM:
Net investment income.......................................         (0.37)
In excess of net investment income..........................         (0.08)
Net realized gain on investments............................         (0.24)
Tax basis return of capital.................................             0
Total distributions.........................................         (0.69)
NET ASSET VALUE END OF PERIOD...............................      $  10.25
Total return (c)............................................          6.59%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................          1.96%(b)
  Total expenses excluding indirectly paid expenses.........            --
  Net investment income.....................................          4.42%(b)
Portfolio turnover rate.....................................            47%
NET ASSETS END OF PERIOD (THOUSANDS)........................      $ 14,091

(a) The Fund changed its fiscal year end from November 30 to May 31 during the current period.
(b) Annualized.
(c) Excluding applicable sales charges.
(d) Reflects distributions in excess of net investment income which were under $0.01 per share.
(e) Calculation based on average shares outstanding.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE
                               TAX FREE INCOME FUND
                                                                         (logo)
                        FINANCIAL HIGHLIGHTS (CONTINUED)
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                  SIX MONTHS
                                                                    ENDED              YEAR ENDED NOVEMBER 30,
                                                               MAY 31, 1997 (a)    1996 (e)    1995 (e)     1994
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................       $   9.81        $   9.97    $   8.88    $ 10.26
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................           0.18            0.41        0.44       0.43
Net realized and unrealized gain (loss) on investments and
  futures contracts.........................................          (0.09)          (0.13)       1.11      (1.27)
Total from investment operations............................           0.09            0.28        1.55      (0.84)
LESS DISTRIBUTIONS FROM:
Net investment income.......................................          (0.20)          (0.44)      (0.45)     (0.51)
In excess of net investment income..........................          (0.01)              0(d)    (0.01)         0
Net realized gain on investments............................              0               0           0          0
Tax basis return of capital.................................              0               0           0      (0.03)
Total distributions.........................................          (0.21)          (0.44)      (0.46)     (0.54)
NET ASSET VALUE END OF PERIOD...............................       $   9.69        $   9.81    $   9.97    $  8.88
Total return (c)............................................           0.97%           2.99%      17.84%     (8.52%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................           1.95%(b)        1.90%       1.96%      1.89%
  Total expenses excluding indirectly paid expenses.........           1.94%(b)        1.89%       1.94%        --
  Net investment income.....................................           4.09%(b)        4.44%       4.59%      4.52%
Portfolio turnover rate.....................................             54%            128%         30%        98%
NET ASSETS END OF PERIOD (THOUSANDS)........................       $ 11,879        $ 13,769    $ 20,386    $23,230

                                                              FEBRUARY 1, 1993
                                                              (DATE OF INITIAL
                                                              PUBLIC OFFERING)
                                                              TO NOVEMBER 30,
                                                                    1993
CLASS C SHARES
NET ASSET VALUE BEGINNING OF PERIOD.........................      $  10.27
INCOME FROM INVESTMENT OPERATIONS:
Net investment income.......................................          0.37
Net realized and unrealized gain (loss) on investments and
  futures contracts.........................................          0.31
Total from investment operations............................          0.68
LESS DISTRIBUTIONS FROM:
Net investment income.......................................         (0.37)
In excess of net investment income..........................         (0.08)
Net realized gain on investments............................         (0.24)
Tax basis return of capital.................................             0
Total distributions.........................................         (0.69)
NET ASSET VALUE END OF PERIOD...............................      $  10.26
Total return (c)............................................          6.70%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Total expenses............................................          1.94%(b)
  Total expenses excluding indirectly paid expenses.........            --
  Net investment income.....................................          4.41%(b)
Portfolio turnover rate.....................................            47%
NET ASSETS END OF PERIOD (THOUSANDS)........................      $ 27,261

(a) The Fund changed its fiscal year end from November 30 to May 31 during the current period.
(b) Annualized.
(c) Excluding applicable sales charges.
(d) Reflects distributions in excess of net investment income which were under $0.01 per share.
(e) Calculation based on average shares oustanding.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                             HIGH GRADE TAX FREE FUND
(logo)
                            SCHEDULE OF INVESTMENTS
                                  May 31, 1997

PRINCIPAL
  AMOUNT                                             VALUE
LONG-TERM INVESTMENTS-- 97.4%
             ARIZONA-- 1.1%
$1,000,000   Creighton Elem. Sch. Dist.
               No. 14 of Maricopa Cnty.,
               Sch. Imp. Bonds (Proj. of
               1990), (Series C 1991),
               6.50%, 7/1/07, (FGIC)............. $  1,125,240
             CALIFORNIA-- 2.6%
 2,000,000   Redevelopment Agcy. of the
               City of San Jose Merged Area
               Redev. Proj., Tax Allocation
               Bonds, (Series 1993),
               6.00%, 8/1/15, (MBIA).............    2,144,880
   500,000   San Mateo Cnty. Joint Pwrs.
               Financing Auth. Lease RB
               (Capital Projs. Prog.), (1993
               Refunding Series A),
               6.50%, 7/1/16, (MBIA).............      560,505
                                                     2,705,385
             COLORADO-- 3.7%
             Arapahoe Cnty. Pub. Hwy.
               Auth. Capital Imp. Trust Fund
               Hwy. RB (E-470 Proj.):
 1,000,000   6.15%, 8/31/26, (MBIA)..............    1,053,890
             Sr. Current Interest Bonds,
 2,000,000   7.00%, 8/31/26......................    2,144,720
   500,000   School Dist. No. 1,
               City & Cnty. of Denver, GO
               Refunding Bonds, (Series
               1994A),
               6.50%, 6/1/10, (MBIA).............      560,370
                                                     3,758,980
             FLORIDA-- 1.1%
 1,000,000   Orange Cnty. Forida Hlth.
               Facs. Auth. Hosp. RB (Orlando
               Regional Healthcare Sys.),
               (Series 1996C),
               6.25%, 10/1/16, (MBIA)............    1,089,760
             GEORGIA-- 5.2%
   500,000   City of Atlanta Arpt. Facs.
               RRB, (Series 1994A),
               6.50%, 1/1/10, (AMBAC)............      557,990
 1,000,000   Metropolitan Atlanta Rapid
               Transit Auth. Georgia
               Refunding Second Indenture,
               (Series A),
               5.50%, 7/1/17, (MBIA).............      998,740

PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             GEORGIA-- CONTINUED
             Municipal Elec. Auth. Georgia
               Spec. Oblig. Fifth Crossover
             Series Proj. One:
$1,000,000   6.40%, 1/1/13, (AMBAC).............. $  1,102,190
 2,400,000   6.50%, 1/1/17, (MBIA)...............    2,694,720
                                                     5,353,640
             HAWAII-- 3.7%
 2,500,000   Hawaii St., GO, (Series. CM),
               6.00%, 12/1/10, (FGIC)............    2,679,750
 1,000,000   State of Hawaii Arpt. Sys.
               RB, (Second Series of 1990),
               7.50%, 7/1/20, (FGIC).............    1,088,990
                                                     3,768,740
             IDAHO-- 0.9%
   845,000   Idaho Hsg. Agcy. Single
               Family Mtge. Bonds, (1994
               Series C-1 Sr. Bonds &
               Mezzanine Bonds),
               6.30%, 7/1/11.....................      869,657
             ILLINOIS-- 16.9%
 4,725,000   City of Chicago Wtr. RRB,
               (Series 1993),
               6.50%, 11/1/15, (FGIC)............    5,308,727
 2,150,000   City of Chicago GO Current
               Interest Bonds, (Proj. Series
               1995),
               6.13%, 1/1/16, (AMBAC)............    2,229,249
             Illinois Dev. Fin. Auth.
               Poll. Ctrl. RRB (Commonwealth
               Edison Co. Proj.):
             (Series 1991),
 2,000,000   7.25%, 6/1/11, (MBIA)...............    2,182,060
             (Series 1994D),
 3,000,000   6.75%, 3/1/15, (AMBAC)..............    3,293,160
 1,750,000   Illinois Hlth. Facs. Auth.
               Hlth. Facs. RRB (SSM Hlth.
               Care), (Series 1992AA),
               6.50%, 6/1/12, (MBIA).............    1,953,875
 5,625,000   Metropolitan Pier &
               Exposition Authority Illinois
               Refunding McCormick Place
               Expn, Project B, (Eff. Yield
               5.80%)(a),
               0.00%, 6/15/13, (MBIA)............    2,258,550
                                                    17,225,621

                                  (CONTINUED)

                                    EVERGREEN
                             HIGH GRADE TAX FREE FUND
                                                                         (logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997

PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             INDIANA-- 3.5%
$ 1,000,000  Indiana Muni. Pwr. Agcy.,
             Pwr. Supply Sys. RRB, (1993
             Series B),
             6.00%, 1/1/13, (MBIA)............... $ 1,063,720
    700,000  Indiana Trans. Fin. Auth.
             Hwy. RB, (Series 1992A),
             6.80%, 12/1/16, (MBIA)..............     808,024

  1,500,000  Middle Sch. Bldg. Corp. of
             Lawrence Township of Marion
             Cnty., First Mtge. Bonds,
             6.88%, 7/5/11, (MBIA)...............    1,729,185
                                                     3,600,929

 1,000,000   LOUISIANA-- 1.3%
             Orleans Parish Louisiana,
               School Board RB
               9.05%, 2/1/10, (MBIA).............    1,339,390
 1,000,000   MAINE-- 1.1%
             Maine Turnpike Auth.,
               Turnpike RB, (Series 1994),
               7.13%, 7/1/08, (MBIA).............    1,171,010
 2,500,000   MARYLAND-- 2.4%
             Maryland St. GO, St. & Local
               Facilities, (First Series),
               5.00%, 3/1/10.....................    2,455,900

             MASSACHUSETTS-- 1.6%
   500,000   Massachusetts Hsg. Fin.
               Agcy., Hsg. Proj. RB, (1993
               Series A),
               6.15%, 10/1/15, (AMBAC)...........      508,015
 1,000,000     Massachusetts St., Refunding,
               (Series A),
               6.50%, 11/1/14, (AMBAC)...........    1,119,500
                                                     1,627,515

               MINNESOTA-- 0.5%
   490,000     Minnesota Hsg. Fin. Agcy.
               Single Family Mtge. Bonds,
               (1994 Series H),
               6.70%, 1/1/18.....................      514,397

PRINCIPAL
  AMOUNT                                             VALUE
LONG-TERM INVESTMENTS-- CONTINUED

             NEW MEXICO-- 1.0%

             City of Albuquerque, Arpt. RB:
             (Series 1995 A),
$  500,000   6.35%, 7/1/07, (AMBAC)..............  $   540,220
$  500,000   (Series 1995 B),
             7.00%, 7/1/16, (AMBAC)..............      501,170
                                                     1,041,390

NEW YORK-- 11.2%
 1,000,000     Albany Cnty., Arpt. Auth.
               Arpt. Rev.,
               5.25%, 12/15/10, (FSA)............     980,990
 1,500,000     New York St. Housing Finance
               Agency Revenue, (Series 1994 B),
               6.35%, 8/15/23, (AMBAC)...........   1,538,700
 2,590,000     New York St. Local Government
               Assistance Corporation RB,
               (Prerefunded @ $102), (Series B),
               7.38%, 4/1/01.....................   2,895,076
 5,000,000     Port Auth. New York & New
               Jersey Special Obligation
               (for JFK Intl. Arrivals
               Terminal),
               6.25%, 12/1/10, (MBIA)............  5,453,950
   500,000     The Port Auth. of New York &
               New Jersey Consolidated Bonds
               Fifth Installment,
               (Ninety-Seventh Series),
               6.50%, 7/15/19, (FGIC)............     529,900
                                                    11,398,616

             NORTH DAKOTA-- 3.0%
 3,000,000     Mercer Cnty. Poll. Ctrl. RRB
               (Basin Elec. Pwr.
               Cooperative-Antelope Valley
               Unit 1 & Common Facs.),
               (Second 1995 Series),
               6.05%, 1/1/19, (AMBAC)............    3,107,910

             OHIO-- 3.3%
 1,000,000   Board of Ed., Kings Local
               Sch. Dist. (City of Warren)
               Sch. Imp. Bonds (Unltd. Tax
               GO), (Series 1995),
               7.50%, 12/1/16, (FGIC)............     1,254,130
 1,500,000   City of Toledo, GO (Ltd. Tax)
               Hsg. Imp. Bonds (Macy's
               Proj.), (Series 1995A),
               6.35%, 12/1/25, (MBIA)............     1,580,835

                                  (CONTINUED)

                                    EVERGREEN
                             HIGH GRADE TAX FREE FUND
(logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997

PRINCIPAL
  AMOUNT                                             VALUE


LONG-TERM INVESTMENTS-- CONTINUED
             OHIO-- CONTINUED
$  475,000   Ohio Hsg. Fin. Agcy.
               Residential Mtge. RB (GNMA
               Mortgage-Backed Securities
               Prog.), (1995 Series A-2),
               6.63%, 3/1/26.....................   $   490,252
                                                      3,325,217

             SOUTH CAROLINA-- 3.4%
 3,250,000     South Carolina St., Port
               Auth. RB, (Series 1991),
               6.63%, 7/1/11, (AMBAC)............     3,468,563
             SOUTH DAKOTA-- 4.2%
 4,000,000   South Dakota Hlth. & Edl.
               Facs. Auth. RRB (St. Luke's
               Midland Regional Med. Center
               Issue), (Series 1991),
               6.63%, 7/1/11, (MBIA).............     4,304,240
             TENNESSEE-- 3.1%
 1,200,000   The Hlth. & Edl. Facs. Board
               of the City of Bristol Hosp.
               RRB (Bristol Mem. Hosp.),
               (Series 1993),
               6.75%, 9/1/07, (FGIC).............     1,366,740
 1,700,000   The Hlth., Edl. & Hsg. Facs.
               Board of the Cnty. of Knox
               Hosp. RRB (Fort Sanders
               Alliance Obligated Group),
               (Series 1993),
               6.25%, 1/1/13, (MBIA).............     1,843,378
                                                      3,210,118

             TEXAS-- 4.4%
 1,500,000   City of Austin Arpt. Sys.
               Prior Lien RB, (Series 1995A),
               6.13%, 11/15/25, (MBIA)...........     1,533,060
 1,000,000   City of Houston Wtr.
               Conveyance Sys. Contract COP,
               (Series 1993H),
               7.50%, 12/15/14, (AMBAC)..........     1,221,290
 6,000,000   Harris County Texas, RB Toll
               Road, (Prerefunded @
               $53.836), (Eff. Yield 5.39%)(a),
               0.00%, 8/15/09, (AMBAC)...........     1,699,500
                                                      4,453,850


PRINCIPAL
  AMOUNT                                             VALUE

 LONG-TERM INVESTMENTS-- CONTINUED
             UTAH-- 3.6%
$2,500,000   Board of Ed. of Iron Cnty.
               Sch. Dist. GO Sch. Bldg.
               Bonds, (Series 1994),
               6.40%, 1/15/12, (MBIA)............   $2,675,325
 1,000,000   Salt Lake City, Salt Lake
               Cnty. Arpt. RB, (Series 1993A),
               6.00%, 12/1/12, (FGIC)............    1,030,860
                                                     3,706,185

             VIRGINIA-- 2.1%
2,000,000    Industrial Dev. Auth. of
               Hanover Hosp. RB (Mem.
               Regional Med. Center Proj. at
               Hanover Med. Park), (Series 1995),
               6.38%, 8/15/18, (MBIA)............    2,196,040

             WASHINGTON-- 2.6%
 2,500,000   City of Tacoma Elec. Sys.
               RRB, (Series 1994),
               6.25%, 1/1/15, (FGIC).............    2,619,825

             WEST VIRGINIA-- 0.5%
   500,000   West Virginia St. Hsg. Dev.
               Fund Hsg. Fin. (Series. A),
               6.05%, 5/1/27.....................      501,605

             WISCONSIN-- 7.3%
 4,500,000   City of Superior Ltd. Oblig.
               RRB (Midwest Energy Res. Co.
               Proj.), (Series E-1991),
               6.90%, 8/1/21, (FGIC).............    5,275,890
  2,000,000  Wisconsin Hlth. & Edl. Facs.
               Auth. RB (Wausau Hosps., Inc.
               Proj.), (Series 1991B),
               6.63%, 8/15/11, (AMBAC)...........    2,142,580
                                                     7,418,470

             PUERTO RICO-- 2.1%
   500,000   Commonwealth of Puerto Rico,
               Elec. Pwr. Auth. RRB,
               (Series Y),
               6.50%, 7/1/06, (MBIA).............      558,460
   500,000   Commonwealth of Puerto Rico,
               Hsg. Bank & Fin. Agcy.
               Affordable Hsg. Mtge. Subsidy
               Prog. Single Family Mtge. RB,
               Portfolio I,
               6.10%, 10/1/15,
               (Collateralized by GNMA, FNMA
               & FHLMC Certificates).............      506,220



                                  (CONTINUED)

                                    EVERGREEN
                             HIGH GRADE TAX FREE FUND
                                                                         (logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997

LONG-TERM INVESTMENTS-- CONTINUED
             PUERTO RICO-- CONTINUED
$1,000,000   Commonwealth of Puerto Rico,
               Elec. Pwr. Auth.,
               RB, (Series BB),
               6.25%, 7/1/10, (MBIA)............. $  1,100,720
                                                     2,165,400
             TOTAL LONG-TERM INVESTMENTS
               (COST $95,320,879)................   99,523,593

SHORT-TERM INVESTMENTS-- 0.9%
             ALABAMA-- 0.1%
   100,000   Phenix Cnty. Alabama RB
               Refunding Mead Coated Board
               Project B, VRDN
               4.15%, 10/1/25....................      100,000
             KANSAS-- 0.8%
   800,000   Kansas City Kansas Industrial
               Revenue PQ Corporation
               Project, VRDN
               4.10%, 8/15/01....................      800,000
             TOTAL SHORT-TERM INVESTMENTS
               (COST $900,000)...................      900,000

PRINCIPAL
  AMOUNT                                             VALUE

MUTUAL FUND SHARES-- 0.2%
   167,000   Federated Tax Free Fund
               (cost $167,000)................... $    167,000
              TOTAL INVESTMENTS--
               (COST $96,387,879).......  98.5%    100,590,593
             OTHER ASSETS AND
               LIABILITIES-- NET........    1.5      1,538,629
             NET ASSETS--............... 100.0%   $102,129,222


(a) Effective yield (calculated at date of purchase) is the annual yield at which the bond accrues until its maturity date.

SUMMARY OF ABBREVIATIONS
AMBAC-- American Municipal Bond Assurance Corp.
COP-- Certificate of Participation
FGIC-- Financial Guaranty Insurance Corp.
FHLMC-- Federal Home Loan Mortgage Corporation
FNMA-- Federal National Mortgage Association
FSA-- Financial Security Assurance Corp.
GNMA-- Government National Mortgage Association
GO-- General Obligation Bonds
MBIA-- Municipal Bond Investors Assurance Corp.
RB-- Revenue Bonds
RRB-- Revenue Refunding Bonds
VRDN-- Variable Rate Demand Notes are payable on demand at par on no more than seven calendar days' notice given by the Fund to the issuer or other parties not affiliated with the issuer. Interest rates are determined and reset by the issuer daily or weekly depending upon the terms of the security. The interest rates presented for these securities are those in effect at May 31, 1997.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                    EVERGREEN
                       SHORT - INTERMEDIATE MUNICIPAL FUND
 (logo)
                            SCHEDULE OF INVESTMENTS
                                  May 31, 1997

LONG-TERM INVESTMENTS-- 97.0%
             ARIZONA-- 3.8%
$1,600,000   Pima Cnty. GO RFB, (Series 1992),
               6.55%, 7/1/01..................... $  1,718,384
             COLORADO-- 1.2%
   520,000   Colorado Stud. Oblig. Board
               Auth., Stud. Loan RB,
               (Series 1985B),
               6.13%, 12/1/98....................      530,104
             DISTRICT OF COLUMBIA-- 3.4%
 1,500,000   Dist. of Columbia GO RFB,
               (Series 1989B),
               6.63%, 6/1/98, (MBIA).............    1,539,375
             ILLINOIS-- 2.4%
 1,000,000   Central Lake Cnty. Joint
               Action Wtr. Agcy. RB,
               (Prerefunded @ $102),
               (Series 1990A),
               7.00%, 5/1/00, (AMBAC)............    1,086,340
             MARYLAND-- 4.0%
   635,000   Maryland Energy Financing
               Administration Solid Waste
               Disp. RB, (Wheelabrator Wtr.
               Technologies Baltimore L.L.C.
               Projs.), (Series 1996),
               4.80%, 12/1/98....................      638,156
 1,140,000   Montgomery Cnty. GO Bonds
               Consolidated Pub. Imp. RB,
               (Series 1992A),
               5.30%, 7/1/01.....................    1,174,075
                                                     1,812,231
             MASSACHUSETTS-- 12.1%
             Massachusetts Ind. Fin. Agcy. IDR:
   460,000   (Series 1986G),
               5.30%, 12/1/06....................      467,149
   565,000   (Series 1986I),
               5.30%, 12/1/06....................      573,780
 1,185,000   (Series 1996A),
               5.35%, 11/1/07....................    1,208,368
 1,160,000   (Series 1996B),
               5.35%, 11/1/07....................    1,182,875
             New England Ed. Loan
               Marketing Corp. Stud. Loan RB:
 1,000,000   (Series 1993B),
               5.40%, 6/1/00.....................    1,016,840
 1,000,000   (Series 1993C),
               4.75%, 7/1/98.....................    1,007,330
                                                     5,456,342

PRINCIPAL
  AMOUNT                                             VALUE
LONG-TERM INVESTMENTS-- CONTINUED

             MINNESOTA-- 2.3%
$1,015,000   City of Minneapolis & Hsg.
               & Redev. Auth. of the City of
               St. Paul, Single Family Mtge.
               RRB, (Series 1996A),
               5.13%, 6/1/32..................... $  1,015,974
             MISSOURI-- 3.2%
             North Kansas City Sch. Dist.
               GO, Direct Deposit Prog.,
               (Series 1996),
   710,000   6.70%, 3/1/00.......................      750,179
   665,000   7.00%, 3/1/99.......................      695,204
                                                     1,445,383
             NEW JERSEY-- 4.7%
 2,000,000   New Jersey St. GO, (Series 1991),
               5.90%, 8/1/02.....................    2,116,380
             NEW YORK-- 4.5%
 1,000,000   New York, New York, (Series 1997L),
               5.25%, 8/1/00.....................    1,009,710
 1,000,000   Pwr. Auth. of the St. of New
               York, General Purpose Bonds,
               (Series Z),
               5.85%, 1/1/00.....................    1,033,310
                                                     2,043,020
             OHIO-- 2.3%
 1,000,000   The Stud. Loan Funding Corp.
               (Cincinnati) Stud. Loan RB,
               (Series 1993A),
               5.50%, 12/1/01....................    1,019,940
             OREGON-- 2.5%
 1,125,000   Josephine Cnty., Sch. Dist.
               #007 GO,
               5.00%, 6/1/99, (FGIC).............    1,140,818
             PENNSYLVANIA-- 7.9%
 1,000,000   Lancaster Cnty. Hosp. Auth.
               Hosp. RB (The Lancaster
               General Hosp. Proj.), (Series
               1992),
               5.60%, 7/1/00, (AMBAC)............    1,031,900
 1,950,000   Sayre Hlth. Care Facs. Auth.
               RB, Guthrie Healthcare Sys.,
               (Series 1991A),
               6.40%, 3/1/99, (AMBAC)............    2,017,489
   500,000   St. of Pennsylvania GO,
               (Series 1971),
               6.00%, 12/15/98...................      503,270
                                                     3,552,659


                                  (CONTINUED)

                                    EVERGREEN
                       SHORT - INTERMEDIATE MUNICIPAL FUND
                                                                         (logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997

PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             SOUTH CAROLINA-- 1.2%
$  500,000   Charleston Cnty. Arpt.
               Dist. Arpt. System RRB,
               (Series 1993),
               8.25%, 7/1/00, (MBIA)............. $    552,420
             TEXAS-- 15.0%
 1,000,000   Brazos Higher Ed. Auth.,
               Inc., Stud. Loan RRB,
               (Series 1992A),
               5.30%, 12/1/97....................    1,006,210
   500,000   City of Dallas GO,
               5.90%, 2/15/01....................      523,625
 1,000,000   City of Houston Pub. Imp.
               RFB, (Series 1992C),
               5.70%, 3/1/01.....................    1,038,490
 1,300,000   Dallas Cnty. Imp. (Ltd. Tax)
               RB, (Series 1992A),
               6.00%, 8/15/01....................    1,373,905
   505,000   San Antonio Independent Sch.
               Dist. Pub. Facs. Corp. RB,
               (Series 1996),
               5.00%, 10/15/00, (AMBAC)..........      510,969
             Texas Dept. Hsg. & Cmnty.
               Affairs Single Family Mtge.
               RB, (Series 1996E):
 1,260,000   4.45%, 3/1/99, (MBIA)...............    1,261,562
 1,045,000   4.65%, 3/1/00, (MBIA)...............    1,049,034
                                                     6,763,795
             UTAH-- 6.4%
 2,500,000   Intermountain Pwr. Agcy.,
               Pwr. Supply RFB, (Series C),
               6.00%, 7/1/00, (MBIA).............    2,603,150
   290,000   Utah Hsg. Fin. Agcy. Single
               Family Mtge. RRB, (Series 1993A),
               5.20%, 1/1/01.....................      293,996
                                                     2,897,146
             VIRGINIA-- 3.4%
 1,500,000   Virginia Hsg. Dev. Auth.
               Commonwealth Mtge. Bonds,
               (Series 1992B, Subseries B-1),
               6.00%, 1/1/98.....................    1,513,845
             WASHINGTON-- 11.9%
 2,950,000   St. of Washington GO RB,
               Motor Vehicle Fuel Tax,
               (Series R-92D),
               5.60%, 9/1/01.....................    3,064,844


PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             WASHINGTON-- CONTINUED
$  550,000  Washington Pub. Pwr. Supply
               Sys. RRB (Nuclear Proj. #1),
               (Series 1992A),
               5.00%, 7/1/98..................... $    556,122
             Washington Pub. Pwr. Supply
               Sys. RRB (Nuclear Proj. #2),
               (Series 1992A):
 1,070,000   5.00%, 7/1/98.......................    1,081,909
   675,000   5.00%, 7/1/99.......................      681,088
                                                     5,383,963
             WISCONSIN-- 4.8%
 1,000,000   Milwaukee GO,
               Pub. Imps., (Series BZ),
               6.30%, 6/15/01....................    1,064,300
 1,000,000   Milwaukee Metropolitan Sewage
               Dist. GO, (Series 1989A),
               7.00%, 9/1/01.....................    1,092,060
                                                     2,156,360
             TOTAL LONG-TERM INVESTMENTS
               (COST $43,306,201)................   43,744,479

SHORT-TERM INVESTMENTS-- 3.3%
             COLORADO-- 3.3%
 1,500,000   Arapahoe Cnty. MHRB Ref.
               Stratford Sta., (Series 1994),
               VRDN, (LOC: Heller Finl., Inc.)
               4.45%, 11/1/17 (cost $1,500,000)..    1,500,000

             TOTAL INVESTMENTS--
               (COST $44,806,201).......  100.3%    45,244,479
             OTHER ASSETS AND
               LIABILITIES-- NET........   (0.3)      (137,878)
             NET ASSETS--............... 100.0%   $ 45,106,601

SUMMARY OF ABBREVIATIONS:
AMBAC-- American Municipal Bond Assurance Corp.
FGIC-- Financial Guaranty Insurance Corp.
GO-- General Obligation Bonds
IDR-- Industrial Development Revenue Bonds
LOC-- Letter of Credit
MBIA-- Municipal Bond Investors Assurance Corp.
MHRB-- Municipal Housing Revenue Bonds
RB-- Revenue Bonds
RFB-- Refunding Bonds
RRB-- Refunding Revenue Bonds
VRDN-- Variable Rate Demand Notes are payable on demand at par on no more than seven calendar days' notice given by the Fund to the issuer or other parties not affiliated with the issuer. Interest rates are determined and reset by the issuer daily or weekly depending upon the terms of the security. The interest rates presented for these securities are those in effect at May 31, 1997.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                     KEYSTONE
                               TAX FREE INCOME FUND
(logo)
                            SCHEDULE OF INVESTMENTS
                                  May 31, 1997

PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- 98.2%
             ALABAMA-- 0.2%
$  265,000   Alabama Housing Finance Agency,
               Single Family Mortgage,
               10.75%, 6/1/13.................... $    281,125
             ALASKA-- 0.4%
   470,000   Alaska Housing Finance Corp.,
               Collateralized Home Mortgage,
               8.75%, 12/1/16....................      483,898
             ARIZONA-- 1.6%
 1,875,000   Page, Arizona, Municipal Property
               Corp., Excise Tax Revenue,
               5.00%, 7/1/11, (MBIA).............    1,806,450
             CALIFORNIA-- 7.0%
   500,000   Anaheim, California, Public
               Financing Authority, Series C,
               6.00%, 9/1/16.....................      529,385
 1,400,000   California Health Facilities,
               Children's Hospital,
               5.38%, 7/1/20.....................    1,341,914
 2,115,000   Central Coast, California, Water
               Authority Revenue,
             State Water Project, Regional
               Facilities, Series A,
               5.00%, 10/1/16, (AMBAC)...........    1,977,737
 1,785,000   East Bay, California, Municipal
               Utility District, Water System
               Revenue,
               5.00%, 6/1/16, (FGIC).............    1,678,382
             San Francisco, California, State
               Building Authority, Lease Revenue,
               San Francisco Civic Center
               Complex-- A:
 1,000,000   5.25%, 12/1/16......................      964,440
   500,000   5.25%, 12/1/21......................      476,840
 2,450,000   Victor Valley, California, Joint
               Union High School District,
               Capital Appreciation, (effective
               yield
               5.69%) (b),
               0.00%, 9/1/13, (MBIA).............      991,172
                                                     7,959,870


PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             COLORADO-- 5.5%
             City and County of Denver, Colorado,
               Airport System:
             Series A:
$1,250,000   7.00%, 11/15/99..................... $  1,314,500
   720,000   7.25%, 11/15/25.....................      821,102
 1,000,000   8.00%, 11/15/25.....................    1,105,710
   750,000   8.75%, 11/15/23.....................      876,570
             Series B,
   750,000   7.25%, 11/15/12.....................      814,590
             Series D,
 1,100,000   7.75%, 11/15/13.....................    1,339,877
                                                     6,272,349
             FLORIDA-- 8.6%
   750,000   Gainesville, Florida, Utilities
               System Revenue, Series A,
               5.20%, 10/1/22....................      710,595
 1,500,000   Martin County, Florida, Industrial
               Development Authority, Industrial
               Development Revenue, Indiantown
               Cogeneration Project, Series A,
               7.88%, 12/15/25...................    1,682,865
 2,000,000   Orange County, Florida, Health
               Facilities Authority, Orlando
               Hospital Regional Healthcare,
               Series A,
               6.25%, 10/1/18....................    2,186,940
 1,000,000   Sarasota County, Florida, Utility
               Systems Revenue,
               6.50%, 10/1/22, (FGIC)............    1,122,620
 2,640,000   Tallahassee, Florida, Health
               Facilities, Tallahassee Memorial
               Regional Medical Project,
               6.63%, 12/1/13, (MBIA)............    2,927,971
 1,015,000   Tampa, Florida, Subordinated
               Guaranteed Entitlement Revenue,
               Series 1988B,
               8.40%, 10/1/08....................    1,070,226
                                                     9,701,217
                                  (CONTINUED)

                                     KEYSTONE
                               TAX FREE INCOME FUND
                                                                         (logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997

PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             ILLINOIS-- 1.9%
   $910,000  Chicago, Illinois, Gas Supply
               Revenue (People's Gas, Light and
               Coke Co.), Series A,
               8.10%, 5/1/20.....................   $  998,316
 1,000,000   Illinois Health Facilities
               Authority, United Medical Center,
               8.38%, 7/1/12.....................    1,187,550
                                                     2,185,866

             INDIANA-- 2.8%
 1,300,000   Indiana Municipal Power Supply,
               Systems Revenue,
               5.50%, 1/1/16.....................    1,289,340
 1,640,000   St. Joseph County, Indiana,
               Educational Facilities Revenue,
               University of Notre Dame,
               6.50%, 3/1/26.....................    1,835,226
                                                     3,124,566

             LOUISIANA-- 1.3%
 1,415,000   Louisiana Public Facilities
               Authority, Health and Education,
               Pre-refunded,
               7.90%, 12/1/15....................    1,505,461

             MASSACHUSETTS-- 8.2%
             Massachusetts Bay Transportation
               Authority, Series A:
 1,875,000   6.25%, 3/1/12.......................    2,050,763
 1,000,000   7.00%, 3/1/11.......................    1,167,180
 1,950,000   7.00%, 3/1/21.......................    2,315,450
   400,000   Massachusetts, General Obligation,
               (effective yield 7.00%) (b),
               0.00%, 6/1/07, (FGIC).............      241,104
 1,490,000   Massachusetts State Housing Finance
               Agency, Residential Housing,
               Series A,
               8.40%, 8/1/21.....................    1,552,967
   500,000   Massachusetts State Industrial
               Finance Agency, Senior Lien,
               Massachusetts Recycling
               Association,
               9.00%, 8/1/16 (a).................      200,000
             Massachusetts Water Resources
               Authority, General Revenue Bonds:
 1,000,000   Series A,
               6.00%, 8/1/20.....................    1,012,170
 1,000,000   1995, Series B,
               4.00%, 12/1/18....................      774,880
                                                     9,314,514
PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             MICHIGAN-- 0.5%

$ 500,000    Monroe County, Michigan, Economic
               Development Corp.,
               Detroit Edison Co.,
               6.95%, 9/1/22, (FGIC).............    $ 594,535

             MINNESOTA-- 0.5%
   595,000     Minnesota Housing Finance Agency,
               Single Family Mortgage, Series A,
               8.20%, 8/1/19.....................     611,785

             MISSOURI-- 0.5%
   500,000   Sikeston, Missouri, Electric
               Revenue,
               6.00%, 6/1/14, (MBIA).............      530,165

             NEW JERSEY-- 5.0%
 1,000,000   New Jersey Economic Development
               Authority, Water Facilities
               Revenue, NJ American Water Co.,
               Inc. Project,
               6.50%, 4/1/22, (FGIC).............    1,055,410
 4,325,000   Salem County, New Jersey, Pollution
               Control Financing Authority,
               Waste Disposal Revenue,
               6.50%, 11/15/21...................    4,560,496
                                                     5,615,906

             NEW MEXICO-- 3.8%
   500,000   Albuquerque, New Mexico, Airport
               Revenue, Series B,
               8.75%, 7/1/19.....................      506,720
 1,950,000   Albuquerque, New Mexico, Joint Water
               and Sewer System Revenue,
               Capital Appreciation, Series A,
               (effective yield 5.42%) (b),
               0.00%, 7/1/08, (FGIC).............    1,083,030
 1,590,000   New Mexico Mortgage Finance
               Authority, Single Family Mortgage,
               8.63%, 7/1/17, (FGIC).............    1,637,970
 1,000,000   University of New Mexico, University
               Revenue, Series A,
               6.00%, 6/1/21.....................    1,045,860
                                                     4,273,580

                                  (CONTINUED)

                                     KEYSTONE
                               TAX FREE INCOME FUND
(logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997

PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED

             NEW YORK-- 14.4%
             New York City, New York, GO:
$1,410,000   Fiscal 1992, Pre-refunded, Series A,
             7.75%, 8/15/15 (d)................    $ 1,602,056
 2,500,000   Series G,
             6.75%, 2/1/09.....................      2,733,600
   500,000   New York and New Jersey, Port
                Authority, Special Obligation
                Revenue, JFK International Airport
                Terminal-- 6 Project,
                5.75%, 12/1/25, (MBIA)............     498,675
 2,000,000   New York State Dormitory Authority,
               State University Dormitory
               Facilities, Series A,
               6.00%, 7/1/09.....................    2,142,620
            New York State Dormitory Authority,
               State University Educational
               Facilities Revenue:
   800,000   Series A,
               5.25%, 5/15/15, (AMBAC)...........      778,120
 1,300,000   Series C,
               7.38%, 5/15/10....................    1,515,046
 1,600,000   New York State Local Government
               Assistance Corp., Series A
               5.50%, 4/1/17.....................    1,573,072
 2,510,000   New York State Tollway Authority,
               Highway and Bridge
               Trust Fund, Series A,
               5.25%, 4/1/16, (AMBAC)............    2,422,225
             New York State Urban Development
               Corp.:
             Correctional Facilities, Series A:
 1,000,000   6.50%, 1/1/10.......................    1,084,510
 1,000,000   7.50%, 4/1/11.......................    1,121,870
   805,000   Higher Education Technology Grants,
             6.00%, 4/1/10, (MBIA)...............      847,528
                                                    16,319,322

 1,000,000   NORTH CAROLINA-- 0.8%
             North Carolina Medical Care, Duke
               University Hospital, Series C,
               5.25%, 6/1/21.....................      941,530

PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             OHIO-- 1.8%
$1,000,000   Montgomery County, Ohio, Hospital
               Revenue, Kettering Medical
               Center, 6.25%, 4/1/20.............   $1,087,260
 1,000,000    North Olmsted, Ohio, GO,
               5.00%, 12/1/16, (AMBAC)...........      935,880
                                                     2,023,140

   PENNSYLVANIA-- 8.2%
 1,500,000   Pennsylvania Convention Center
               Authority, Series A,
               (effective yield 7.00%) (b),
               0.00%, 9/1/08, (FGIC).............      840,405
 2,450,000   Pennsylvania Economic Development
               Financing Authority, Resources
               Recovery, Northampton Project,
               6.50%, 1/1/13 (c).................    2,420,085
 1,000,000   Philadelphia, Pennsylvania, Hospital
               and Higher Education Facilities,
               Community College, Series B,
               6.50%, 5/1/07, (MBIA).............    1,104,070
 4,000,000   Pittsburgh, Pennsylvania, School
               District, Capital Appreciation,
               Series B, (effective yield 5.42%)
               (b),
               0.00%, 8/1/09, (AMBAC)............    2,135,320
 2,200,000   Scranton-Lackawanna, Pennsylvania,
               Health and Welfare
               Authority Revenue, Walters
               Institute Project,
               8.13%, 7/15/28....................    2,307,184
   500,000   Southeastern Pennsylvania
               Transportation Authority,
               Special Revenue,
               5.38%, 3/1/22, (FGIC).............      481,765
                                                     9,288,829

             PUERTO RICO-- 3.5%
 2,000,000   Commonwealth of Puerto Rico, GO,
               7.00%, 7/1/10, (MBIA).............    2,336,700
 1,365,000   Puerto Rico Electric Power
               Authority, Series S,
               7.00%, 7/1/07.....................    1,584,287
                                                     3,920,987


                                  (CONTINUED)

                                     KEYSTONE
                               TAX FREE INCOME FUND
                                                                         (logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997


PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             TENNESSEE-- 4.9%
$2,000,000   Bristol, Tennessee, Health and
               Education Authority,
               Bristol Memorial Hospital,
               6.75%, 9/1/10, (FGIC)............. $  2,303,820
             Knox County, Tennessee, Health and
               Educational Facilities,
               Fort Sanders Hospital Alliance:
 1,000,000   Series B,
               7.25%, 1/1/10, (MBIA).............    1,171,990
 1,000,000   Series C,
               5.25%, 1/1/15, (MBIA).............      969,670
 1,000,000   Metropolitan Government of Nashville
               and Davidson County,
               Tennessee Water and Sewer,
               step bond, (effective yield 5.20%)
               (b),
               0.00%, 1/1/12, (FGIC).............    1,100,570
                                                     5,546,050
             TEXAS-- 10.7%
 3,000,000   Brazos River Authority, Texas,
               Revenue Refunding,
               Houston Light and Power Project,
               8.10%, 5/1/19, (MBIA).............    3,154,980
 1,000,000   Harris County, Texas, Toll Road,
               Senior Lien, Series A,
               7.00%, 8/15/10....................    1,166,690
 3,000,000   Houston, Texas, Water and Sewer
               System Revenue,
               Jr. Lien, Series C,
               (effective yield 6.05%) (b),
               0.00%, 12/1/11, (AMBAC)...........    1,349,400
 1,500,000   Northwest, Texas, Independent School
               District, Capital Appreciation,
               (effective yield 5.50%) (b),
               0.00%, 8/15/08, (PSFG)............      832,260
 1,000,000   Nueces River Authority, Texas Water
               Supply, Facilities Corpus Christie
               Lake,
               5.25%, 7/15/16....................      960,200
 2,125,000   Tarrant County, Texas, Health
               Facilities Development, Harris
               Methodist Health Systems, Series
               A,
               5.13%, 9/1/12, (AMBAC)............    2,036,388
 2,125,000   Texas Municipal Power Agency,
               (effective yield 7.09%) (b),
               0.00%, 9/1/08, (AMBAC)............    1,176,294
 1,500,000   United Independent School District,
               Texas, GO,
               5.25%, 8/15/15, (PSFG)............    1,438,335
                                                    12,114,547


PRINCIPAL
  AMOUNT                                             VALUE

LONG-TERM INVESTMENTS-- CONTINUED
             UTAH-- 0.4%
$  750,000   Intermountain Power Agency, Utah,
               Power Supply Refunding, Series A,
               (effective yield 6.95%) (b),
               0.00%, 7/1/07..................... $    445,320
             WASHINGTON-- 4.7%
 3,000,000   Chelan County, Washington, Public
               Utilities District, Series A,
               (effective yield 5.53%) (b),
               0.00%, 6/1/09.....................    1,563,210
 1,500,000   Tacoma, Washington, Solid Waste
               Utility Revenue, Series B,
               5.50%, 12/1/17, (AMBAC)...........    1,453,305
 1,000,000   Washington Public Power Supply
               System, Nuclear Project #2,
               Series C,
               7.63%, 7/1/10.....................    1,118,080
 1,000,000   Washington State GO, Series A,
               6.75%, 2/1/15.....................    1,146,110
                                                     5,280,705
             WYOMING-- 1.0%
 1,140,000   Wyoming Community Development
               Authority, Single Family Mortgage,
               Series A,
               7.88%, 6/1/18.....................    1,180,196
             TOTAL LONG-TERM INVESTMENTS
               (COST-- $107,046,798).............  111,321,913

SHORT-TERM INVESTMENTS-- 0.5%
             FLORIDA-- 0.5%
   565,000   Dade County, Florida, Water and
               Sewer Systems Revenue, VRDN,
               3.85%, 10/5/22....................      565,000
             WASHINGTON-- 0.0%
     5,000   Washington State Health Care
               Facilities, VRDN,
               4.00%, 10/1/05....................        5,000

             TOTAL SHORT-TERM
               INVESTMENTS (COST-- $570,000)...        570,000
             TOTAL INVESTMENTS
               (COST-- $107,616,798)......   98.7%  111,891,913
             OTHER ASSETS AND
               LIABILITIES-- NET..........    1.3%    1,437,886
             NET ASSETS...................  100.0% $113,329,799


                                  (CONTINUED)

                                     KEYSTONE
                               TAX FREE INCOME FUND
(logo)
                      SCHEDULE OF INVESTMENTS (CONTINUED)
                                  May 31, 1997

(a) Securities which have defaulted on payment of interest and/or principal. The Fund has stopped accruing income on those so identified.
(b) Effective yield (calculated at date of purchase) is the yield at which the bond accretes on an annual basis until maturity date.
(c) Securities that may be resold to "qualified instituional buyers" under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.
(d) At May 31, 1997, $300,000 principal amount of New York City, New York, GO, Fiscal 1992, Pre-refunded, Series A, 7.75%, 8/15/15 was pledged to cover margin requirements for open futures contracts.

LEGEND OF PORTFOLIO ABBREVIATIONS:
AMBAC-- American Municipal Bond Assurance Corporation
FGIC-- Financial Guaranty Insurance Company
GO-- General Obligation Bonds
MBIA-- Municipal Bond Investors Assurance Corp.
PSFG-- Permanent School Fund Guaranteed
VRDN-- Variable Rate Demand Notes are payable on demand at par on no more than seven calendar days' notice given by the Fund to the issuer or other parties not affiliated with the issuer. Interest rates are determined and reset by the issuer daily or weekly depending upon the terms of the security. The interest rates presented for these securities are those in effect at May 31, 1997.

FUTURES CONTRACTS-- SHORT POSITIONS


                              NUMBER                                                            INITIAL CONTRACT     UNREALIZED
EXPIRATION                    OF CONTRACTS                                                           AMOUNT         DEPRECIATION

JUNE 97                       17             U.S. TREASURY BOND INDEX                              $1,833,031         $(37,500)

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
                                                                         (logo)
                      STATEMENTS OF ASSETS AND LIABILITIES
                                  May 31, 1997


                                                                               (logo)               (logo)                (logo)
                                                                              HIGH GRADE       SHORT-INTERMEDIATE        TAX FREE
                                                                                 FUND                 FUND             INCOME FUND

ASSETS
  Investments at market value (identified cost-- $96,387,879, $44,806,201
    and $107,616,798, respectively).......................................   $100,590,593         $ 45,244,479         $111,891,913
  Cash....................................................................              0               66,326               4,334
  Receivable for investments sold.........................................              0                    0           2,466,140
  Interest receivable.....................................................      1,897,863              843,625           1,892,703
  Receivable for Fund shares sold.........................................        107,105               35,048              22,000
  Prepaid expenses and other assets.......................................         26,968               30,724              58,554
      Total assets........................................................    102,622,529           46,220,202         116,335,644
LIABILITIES
  Payable for investments purchased.......................................              0            1,008,560           2,341,411
  Payable for Fund shares redeemed........................................        228,082               17,401             290,463
  Dividends payable.......................................................        140,678               44,499             244,167
  Distribution fee payable................................................         52,967               10,616              63,516
  Due to related parties..................................................         19,104                4,250              13,902
  Due to custodian bank...................................................         18,471                    0                   0
  Payable for daily variation margin on open futures contracts............              0                    0              12,219
  Accrued expenses and other liabilities..................................         34,005               28,275              40,167
      Total liabilities...................................................        493,307            1,113,601           3,005,845
NET ASSETS................................................................   $102,129,222         $ 45,106,601         $113,329,799
NET ASSETS REPRESENTED BY
  Paid-in capital.........................................................   $ 99,066,689         $ 45,350,089         $112,869,280
  Undistributed net investment income (accumulated distributions in excess
    of net investment income).............................................        124,532                    0            (244,167 )
  Accumulated net realized loss on investments and futures contracts......     (1,264,713)            (681,766)         (3,532,929 )
  Net unrealized appreciation on investments and futures contracts........      4,202,714              438,278           4,237,615
      Total net assets....................................................   $102,129,222         $ 45,106,601         $113,329,799
NET ASSETS CONSIST OF
  Class A.................................................................   $ 45,814,519         $  6,072,249         $72,629,064
  Class B.................................................................     31,874,058            6,741,653          28,821,838
  Class C.................................................................             --                   --          11,878,897
  Class Y.................................................................     24,440,645           32,292,699                  --
                                                                             $102,129,222         $ 45,106,601         $113,329,799
SHARES OUTSTANDING
  Class A.................................................................      4,207,467              601,763           7,424,946
  Class B.................................................................      2,927,195              667,292           2,974,366
  Class C.................................................................             --                   --           1,225,559
  Class Y.................................................................      2,244,589            3,197,322                  --
NET ASSET VALUE PER SHARE
  Class A.................................................................   $      10.89         $      10.09         $      9.78
  Class A-- Offering price (based on sales charge of 4.75%, 3.25% and
    4.75%, respectively)..................................................   $      11.43         $      10.43         $     10.27
  Class B.................................................................   $      10.89         $      10.10         $      9.69
  Class C.................................................................             --                   --         $      9.69
  Class Y.................................................................   $      10.89         $      10.10                  --

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
(logo)
                            STATEMENTS OF OPERATIONS
                           Period Ended May 31, 1997


                                                                        (logo)                (logo)                  (logo)
                                                                      HIGH GRADE         SHORT-INTERMEDIATE          TAX FREE
                                                                         FUND*                 FUND*               INCOME FUND**

INVESTMENT INCOME
  Interest.......................................................     $ 4,496,797            $2,373,153             $ 3,631,204
EXPENSES
  Management fee.................................................         399,929               248,564                 367,154
  Distribution Plan expenses.....................................         333,154                71,757                 307,124
  Transfer agent fees............................................          65,152                45,027                  99,665
  Registration and filing fees...................................          52,562                30,280                   6,147
  Custodian fees.................................................          49,228                48,597                  41,888
  Administrative services fees...................................          33,901                     0                  17,396
  Professional fees..............................................          22,955                22,587                  25,138
  Trustees' fees and expenses....................................           4,431                 7,083                   6,480
  Other..........................................................          57,713                23,623                  12,229
  Fee waivers by investment manager..............................         (64,199)              (60,003)                      0
    Total expenses...............................................         954,826               437,515                 883,221
  Less: Indirectly paid expenses.................................            (197)                 (639)                 (7,261)
    Net expenses.................................................         954,629               436,876                 875,960
  NET INVESTMENT INCOME..........................................       3,542,168             1,936,277               2,755,244
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND
  FUTURES CONTRACTS
  Net realized gain on:
    Investments..................................................         640,025                18,940               1,212,437
    Futures contracts............................................               0                     0                  50,174
  Net realized gain on investments and futures contracts.........         640,025                18,940               1,262,611
  Net change in unrealized appreciation (depreciation) on:
    Investments..................................................         982,691               139,624              (2,667,451)
    Futures contracts............................................               0                     0                 (37,500)
  Net change in unrealized appreciation (depreciation) on
    investments and futures contracts............................         982,691               139,624              (2,704,951)
  Net realized and unrealized gain (loss) on investments and
    futures contracts............................................       1,622,716               158,564              (1,442,340)
  NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...........     $ 5,164,884            $2,094,841             $ 1,312,904

 * Nine months ended May 31, 1997. During the period, the Fund changed its fiscal year end from August 31 to May 31.
** Six months ended May 31, 1997. During the period, the Fund changed its fiscal year end from November 30 to May 31.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
                                                                         (logo)
                            STATEMENTS OF OPERATIONS
                             Fiscal Year Ended 1996


                                                                         (logo)               (logo)                  (logo)
                                                                      HIGH GRADE         SHORT-INTERMEDIATE          TAX FREE
                                                                         FUND                   FUND                INCOME FUND
                                                                      YEAR ENDED             YEAR ENDED             YEAR ENDED
                                                                    AUGUST 31, 1996       AUGUST 31, 1996        NOVEMBER 30, 1996

INVESTMENT INCOME
  Interest.......................................................     $ 6,526,273            $2,837,285             $ 8,727,446
EXPENSES
  Management fee.................................................         575,456               287,149                 844,486
  Distribution plan expenses.....................................         483,026                83,180                 709,281
  Custodian fees.................................................         100,816                55,841                  94,590
  Transfer agent fees............................................          76,905                55,501                 186,105
  Administrative services fees...................................          59,073                     0                  21,926
  Registration and filing fees...................................          49,627                67,347                  36,773
  Professional fees..............................................          25,849                27,986                  26,696
  Trustees' fees and expenses....................................           3,640                 8,457                   6,780
  Amortization of organization expenses..........................               0                 8,846                       0
  Other..........................................................          76,011                30,530                  18,810
  Fee waivers and/or expense reimbursement by investment
    manager......................................................        (228,548)             (140,581)                      0
    Total expenses...............................................       1,221,855               484,256               1,945,447
  Less: Expenses paid indirectly.................................               0                     0                 (12,939)
    Net expenses.................................................       1,221,855               484,256               1,932,508
  NET INVESTMENT INCOME..........................................       5,304,418             2,353,029               6,794,938
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND
  FUTURES CONTRACTS
  Realized gain (loss) on:
    Investments..................................................       1,622,360               161,202               2,300,652
    Futures contracts............................................               0                     0                (301,239)
  Net realized gain on investments and futures contracts.........       1,622,360               161,202               1,999,413
  Net change in unrealized appreciation (depreciation) on
    investments..................................................      (1,135,792)             (564,810)             (4,259,520)
  Net realized and unrealized gain (loss) on investments and
    futures contracts............................................         486,568              (403,608)             (2,260,107)
  NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...........     $ 5,790,986            $1,949,421             $ 4,534,831

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
(logo)
                      STATEMENTS OF CHANGES IN NET ASSETS
                           Period Ended May 31, 1997


                                                                             (logo)               (logo)                (logo)
                                                                           HIGH GRADE       SHORT-INTERMEDIATE        TAX FREE
                                                                             FUND*                FUND*             INCOME FUND**

OPERATIONS
  Net investment income................................................   $  3,542,168         $  1,936,277         $  2,755,244
  Net realized gain on investments and futures contracts...............        640,025               18,940            1,262,611
  Net change in unrealized appreciation (depreciation) on investments
    and futures contracts..............................................        982,691              139,624           (2,704,951)
    Net increase in net assets resulting from operations...............      5,164,884            2,094,841            1,312,904
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A............................................................     (1,696,428)            (755,942)          (1,868,216)
    Class B............................................................       (934,247)            (159,979)            (649,369)
    Class C............................................................              0                    0             (262,024)
    Class Y............................................................       (929,415)          (1,020,356)                   0
  In excess of net investment income:
    Class A............................................................              0                    0              (73,369)
    Class B............................................................              0                    0              (25,502)
    Class C............................................................              0                    0              (10,290)
    Total distributions to shareholders................................     (3,560,090)          (1,936,277)          (2,888,770)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold............................................      9,286,983            9,393,392            1,652,335
  Proceeds from reinvestment of distributions..........................      2,003,093              973,716            1,527,184
  Payment for shares redeemed..........................................    (18,667,515)         (35,446,549)         (17,530,768)
    Net decrease in net assets resulting from capital share
      transactions.....................................................     (7,377,439)         (25,079,441)         (14,351,249)
      Total decrease in net assets.....................................     (5,772,645)         (24,920,877)         (15,927,115)
NET ASSETS
  Beginning of period..................................................    107,901,867           70,027,478          129,256,914
  END OF PERIOD........................................................   $102,129,222         $ 45,106,601         $113,329,799
Undistributed net investment income (accumulated distributions in
  excess of net investment income).....................................   $    124,532         $          0         $   (244,167)

 * Nine months ended May 31, 1997. During the period, the Fund changed its fiscal year end from August 31 to May 31.
** Six months ended May 31, 1997. During the period, the Fund changed its fiscal year end from November 30 to May 31.

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
                                                                         (logo)
                      STATEMENTS OF CHANGES IN NET ASSETS
                             Fiscal Year Ended 1996


                                                                            (logo)               (logo)              (logo)
                                                                         HIGH GRADE       SHORT-INTERMEDIATE        TAX FREE
                                                                            FUND                 FUND              INCOME FUND
                                                                         YEAR ENDED           YEAR ENDED           YEAR ENDED
                                                                       AUGUST 31, 1996     AUGUST 31, 1996      NOVEMBER 30, 1996

OPERATIONS
  Net investment income.............................................    $   5,304,418        $  2,353,029         $   6,794,938
  Net realized gain on investments and futures contracts............        1,622,360             161,202             1,999,413
  Net change in unrealized depreciation on investments..............       (1,135,792)           (564,810)           (4,259,520)
    Net increase in net assets resulting from operations............        5,790,986           1,949,421             4,534,831
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A.........................................................       (2,655,984)           (541,615)           (4,538,414)
    Class B.........................................................       (1,385,989)           (229,080)           (1,498,516)
    Class C.........................................................                0                   0              (758,007)
    Class Y.........................................................       (1,262,445)         (1,582,334)                    0
  In excess of net investment income:
    Class A.........................................................                0                   0               (31,491)
    Class B.........................................................                0                   0               (10,398)
    Class C.........................................................                0                   0                (5,260)
    Total distributions to shareholders.............................       (5,304,418)         (2,353,029)           (6,842,086)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold.........................................       16,695,647          37,737,994             6,339,187
  Proceeds from shares issued in acquisition of Keystone Texas Tax
    Free Fund.......................................................                0                   0             5,119,680
  Proceeds from reinvestment of distributions.......................        3,093,850           1,651,747             3,629,202
  Payment for shares redeemed.......................................      (30,410,409)        (22,410,625)          (31,540,948)
    Net increase (decrease) in net assets resulting from capital
      share transactions............................................      (10,620,912)         16,979,116           (16,452,879)
      Total increase (decrease) in net assets.......................      (10,134,344)         16,575,508           (18,760,134)
NET ASSETS
  Beginning of year.................................................      118,036,211          53,451,970           148,017,048
  END OF YEAR.......................................................    $ 107,901,867        $ 70,027,478         $ 129,256,914
Undistributed net investment income (accumulated distributions in
  excess of net investment income)..................................    $     115,656        $          0         $    (245,552)

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
(logo)
                      STATEMENTS OF CHANGES IN NET ASSETS
                             Fiscal Year Ended 1995


                                                                        (logo)                 (logo)                (logo)
                                                                      HIGH GRADE         SHORT-INTERMEDIATE        TAX FREE
                                                                         FUND                   FUND              INCOME FUND
                                                                      YEAR ENDED             YEAR ENDED           YEAR ENDED
                                                                    AUGUST 31, 1995       AUGUST 31, 1995      NOVEMBER 30, 1995

OPERATIONS
  Net investment income........................................      $   3,187,579          $  2,318,884         $   7,600,756
  Net realized gain (loss) on investments and futures
    contracts..................................................            437,882              (713,222)             (760,743)
  Net change in unrealized appreciation on investments.........          7,804,353               529,821            18,451,939
    Net increase in net assets resulting from operations.......         11,429,814             2,135,483            25,291,952
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
    Class A....................................................         (1,935,789)             (178,721)           (5,042,433)
    Class B....................................................           (936,437)              (96,022)           (1,531,824)
    Class C....................................................                  0                     0            (1,026,499)
    Class Y....................................................           (315,353)           (2,044,141)                    0
  In excess of net investment income:
    Class A....................................................                  0                     0               (70,626)
    Class B....................................................                  0                     0               (21,455)
    Class C....................................................                  0                     0               (14,377)
    Total distributions to shareholders........................         (3,187,579)           (2,318,884)           (7,707,214)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold....................................          3,098,389            25,128,726            11,472,775
  Proceeds from shares issued in acquisition of Evergreen
    National
    Tax-Free Fund..............................................         28,779,194                     0                     0
  Proceeds from reinvestment of distributions..................          1,826,205             1,923,116             4,018,869
  Payment for shares redeemed..................................        (18,339,492)          (26,833,640)          (32,840,818)
    Net increase (decrease) in net assets resulting from
      capital share transactions...............................         15,364,296               218,202           (17,349,174)
      Total increase in net assets.............................         23,606,531                34,801               235,564
NET ASSETS
  Beginning of year............................................         94,429,680            53,417,169           147,781,484
  END OF YEAR..................................................      $ 118,036,211          $ 53,451,970         $ 148,017,048
Undistributed net investment income (accumulated distributions
  in excess of net investment income)..........................      $      22,568          $          0         $    (288,160)

                  SEE COMBINED NOTES TO FINANCIAL STATEMENTS.

                                EVERGREEN KEYSTONE
(logo)
                     COMBINED NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The Evergreen Keystone National Tax Free Funds consist of Evergreen High Grade Tax Free Fund ("High Grade Fund"), Evergreen Short-Intermediate Municipal Fund ("Short-Intermediate Fund") and Keystone Tax Free Income Fund ("Tax Free Income Fund") (collectively, the "Funds"), all of which are registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as diversified, open-end management investment companies. High Grade Fund is a series of Evergreen Investment Trust and Short-Intermediate Fund is a series of Evergreen Municipal Trust.

The Funds offer Class A, Class B, Class C and/or Class Y shares. Class A shares are sold with a maximum front-end sales charge of 4.75% for both the High Grade and Tax Free Income Funds and a maximum front-end sales charge of 3.25% for the Short-Intermediate Fund. Class B and Class C shares are sold without a front-end sales charge, but pay a higher ongoing distribution fee than Class A. Class B shares are sold subject to a contingent deferred sales charge that is payable upon redemption and decreases depending on how long the shares have been held. Class C shares are sold subject to a contingent deferred sales charge payable on shares redeemed within one year after the month of purchase. Class B shares purchased after January 1, 1997 will automatically convert to Class A shares after seven years. Class B shares purchased prior to January 1, 1997 retain their existing conversion rights. Class Y shares are sold at net asset value and are not subject to contingent deferred sales charges or distribution fees. Class Y shares are sold only to investment advisory clients of First Union and its affiliates, certain institutional investors or Class Y shareholders of record of certain other funds managed by First Union and its affiliates as of December 30, 1994.

The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

A. VALUATION OF SECURITIES
An independent pricing service values each Fund's municipal bonds at fair value using a variety of factors which may include yield, liquidity, interest rate risk, credit quality, coupon, maturity and type of issue. Securities for which valuations are not available from an independent pricing service, including restricted securities, are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.

Short-term investments with remaining maturities of sixty days or less are carried at amortized cost, which approximates market value.

B. FUTURES CONTRACTS
In order to gain exposure to or protect against changes in security values, Tax Free Income Fund may buy and sell futures contracts.

The initial margin deposited with a broker when entering into a futures transaction is subsequently adjusted by daily payments or receipts as the value of the contract changes. Such changes are recorded as unrealized gains or losses. Realized gains or losses are recognized on closing the contract.

Risks of entering into futures contracts include (i) the possibility of an illiquid market for the contract, (ii) the possibility that a change in the value of the contract may not correlate with changes in the value of the underlying instrument or index, and (iii) the credit risk that the other party will not fulfill their obligations under the contract. Futures contracts also involve elements of market risk in excess of the amount reflected in the statement of assets and liabilities.

C. SECURITY TRANSACTIONS AND INVESTMENT INCOME
Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums.

D. FEDERAL INCOME TAXES
The Funds have qualified and intend to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Funds will not incur any federal income tax liability since they are expected to distribute all of their net investment company taxable income and net capital gains, if any, to their shareholders. The Funds also intend to avoid any excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income taxes is required. To the extent that realized capital gains can be offset by capital loss carryforwards, it is each Fund's policy not to distribute such gains.

E. DISTRIBUTIONS
Distributions from net investment income for the Funds are declared daily and paid monthly. Distributions from net realized capital gains, if any, are paid at least annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.

Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. The significant differences between financial statement amounts available for distributions and distributions made in accordance with income tax regulations are primarily due to differing treatment for market discount on securities.

F. CLASS ALLOCATIONS
Income, expenses (other than class specific expenses) and realized and unrealized gains and losses are prorated among the classes based on the relative net assets of each class. Currently, class specific expenses are limited to expenses incurred under the Distribution Plans for each class.

                                EVERGREEN KEYSTONE
(logo)
               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

G. ORGANIZATION EXPENSES
Organizational expenses of High Grade Fund were initially borne by a prior administrator. As a result of a change in the administration agreement, First Union purchased the remaining unreimbursed organizational expenses from the prior administrator. The High Grade Fund had agreed to reimburse such expenses during the five year period following its commencement of operations. Pursuant to these arrangements, as of May 31, 1997, the High Grade Fund has fully reimbursed First Union for such expenses.

2. CAPITAL SHARE TRANSACTIONS

The High Grade and Short-Intermediate Funds have an unlimited number of shares of beneficial interest with a par value of $0.0001 authorized. The Tax Free Income Fund has an unlimited number of shares of beneficial interest with no par value authorized. Shares of beneficial interest of the Funds are currently divided into Class A, Class B, Class C or Class Y. Transactions in shares of the Funds were as follows:

HIGH GRADE FUND


                                                        NINE MONTHS
                                                           ENDED                    YEAR ENDED                  YEAR ENDED
                                                       MAY 31, 1997               AUGUST 31, 1996             AUGUST 31, 1995

                                                     SHARES         AMOUNT       SHARES         AMOUNT       SHARES         AMOUNT
CLASS A
Shares sold.....................................    138,267   $  1,503,579      728,801   $  7,875,800       95,059   $  1,003,763
Shares issued in acquisition of Evergreen
  National Tax Free Fund........................          0              0            0              0      369,661      3,970,157
Shares issued in reinvestment of
  distributions.................................     91,672        998,917      144,023      1,571,241      109,500      1,150,986
Shares redeemed.................................   (737,802)    (8,010,676)  (1,652,697)   (17,891,048)    (967,409)   (10,152,313)
Net decrease....................................   (507,863)  $ (5,508,180)    (779,873)  $ (8,444,007)    (393,189)  $ (4,027,407)
CLASS B
Shares sold.....................................    418,834   $  4,553,869      420,508   $  4,595,803      112,511   $  1,186,133
Shares issued in acquisition of Evergreen
  National Tax Free Fund........................          0              0            0              0      243,174      2,611,688
Shares issued in reinvestment of
  distributions.................................     50,410        549,306       75,686        825,507       52,945        556,311
Shares redeemed.................................   (546,605)    (5,937,166)    (691,236)    (7,495,373)    (520,448)    (5,459,057)
Net decrease....................................    (77,361)  $   (833,991)    (195,042)  $ (2,074,063)    (111,818)  $ (1,104,925)
CLASS Y
Shares sold.....................................    296,083   $  3,229,535      387,417   $  4,224,044       85,773   $    908,493
Shares issued in acquisition of Evergreen
  National Tax Free Fund........................          0              0            0              0    2,066,792     22,197,349
Shares issued in reinvestment of
  distributions.................................     41,755        454,870       63,909        697,102       11,174        118,908
Shares redeemed.................................   (434,833)    (4,719,673)    (455,583)    (5,023,988)    (258,812)    (2,728,122)
Net increase (decrease).........................    (96,995)  $ (1,035,268)      (4,257)  $   (102,842)   1,904,927   $ 20,496,628

                                EVERGREEN KEYSTONE
(logo)
               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)


SHORT-INTERMEDIATE FUND
                                                        NINE MONTHS
                                                           ENDED                    YEAR ENDED                  YEAR ENDED
                                                       MAY 31, 1997               AUGUST 31, 1996             AUGUST 31, 1995

                                                   SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
CLASS A
Shares sold.....................................    182,673   $  1,860,992    2,806,176   $ 28,333,550    1,438,502   $ 14,469,110
Shares issued in reinvestment of
  distributions.................................     17,182        174,056       24,978        253,579       16,308        164,891
Shares redeemed................................. (2,348,922)   (23,711,903)    (750,660)    (7,689,314)    (784,474)    (7,943,982)
Net increase (decrease)......................... (2,149,067)  $(21,676,855)   2,080,494   $ 20,897,815      670,336   $  6,690,019
CLASS B
Shares sold.....................................    144,261   $  1,461,443      291,382   $  2,967,713      673,520   $  6,777,013
Shares issued in reinvestment of
  distributions.................................     11,819        119,733       16,079        163,265        7,150         72,369
Shares redeemed.................................   (224,553)    (2,272,638)    (166,441)    (1,686,967)     (85,925)      (870,798)
Net increase (decrease).........................    (68,473)  $   (691,462)     141,020   $  1,444,011      594,745   $  5,978,584
CLASS Y
Shares sold.....................................    600,756   $  6,070,957      635,204   $  6,436,731      385,625   $  3,882,603
Shares issued in reinvestment of
  distributions.................................     67,156        679,927      121,645      1,234,903      167,271      1,685,856
Shares redeemed.................................   (934,601)    (9,462,008)  (1,283,965)   (13,034,344)  (1,791,852)   (18,018,860)
Net decrease....................................   (266,689)  $ (2,711,124)    (527,116)  $ (5,362,710)  (1,238,956)  $(12,450,401)

TAX FREE INCOME FUND


                                                      SIX MONTHS ENDED               YEAR ENDED                  YEAR ENDED
                                                        MAY 31, 1997              NOVEMBER 30, 1996           NOVEMBER 30, 1995

                                                    SHARES        AMOUNT        SHARES        AMOUNT        SHARES        AMOUNT
CLASS A
Shares sold.....................................      32,393   $    317,311      181,417   $  1,689,450      224,063   $  2,127,732
Share issued in acquisition of Keystone Texas
  Tax Free Fund.................................           0              0      131,228      1,269,729            0              0
Shares issued in reinvestment of
  distributions.................................     105,269      1,024,777      243,221      2,380,811      270,624      2,608,685
Shares redeemed.................................  (1,038,464)   (10,140,338)  (1,600,793)   (15,690,464)  (1,843,241)   (17,659,525)
Net decrease....................................    (900,802)  $ (8,798,250)  (1,044,927)  $(10,350,474)  (1,348,554)  $(12,923,108)
CLASS B
Shares sold.....................................     136,707   $  1,324,403      332,958   $  3,194,770      647,077   $  6,139,897
Share issued in acquisition of Keystone Texas
  Tax Free Fund.................................           0              0      374,545      3,592,334            0              0
Shares issued in reinvestment of
  distributions.................................      35,437        341,830       80,112        776,860       82,512        790,394
Shares redeemed.................................    (568,355)    (5,489,766)    (773,268)    (7,498,073)    (625,195)    (5,968,412)
Net increase (decrease).........................    (396,211)  $ (3,823,533)      14,347   $     65,891      104,394   $    961,879
CLASS C
Shares sold.....................................       1,101   $     10,621      140,724   $  1,454,967      338,010   $  3,205,146
Share issued in acquisition of Keystone Texas
  Tax Free Fund.................................           0              0       26,855        257,617            0              0
Shares issued in reinvestment of
  distributions.................................      16,648        160,577       48,553        471,531       64,840        619,790
Shares redeemed.................................    (195,509)    (1,900,664)    (857,965)    (8,352,411)    (974,642)    (9,212,881)
Net decrease....................................    (177,760)  $ (1,729,466)    (641,833)  $ (6,168,296)    (571,792)  $ (5,387,945)

                                EVERGREEN KEYSTONE
(logo)
               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were as follows for the periods ended May 31, 1997:


                                                                             COST OF         PROCEEDS
                                                                            PURCHASES       FROM SALES

High Grade Fund*........................................................   $116,031,811    $122,344,118
Short-Intermediate Fund*................................................     21,730,862      46,574,525
Tax Free Income Fund**..................................................     64,224,477      78,272,042

         * For the nine months ended May 31, 1997
        ** For the six months ended May 31, 1997

On May 31, 1997, the composition of unrealized appreciation and depreciation of investment securities based on the aggregate cost of investments for federal tax purposes was as follows:


                                                                                       GROSS           GROSS            NET
                                                                        TAX          UNREALIZED      UNREALIZED      UNREALIZED
                                                                        COST        APPRECIATION    DEPRECIATION    APPRECIATION

High Grade Fund..................................................   $ 96,387,879     $4,291,252      $  (88,538)     $4,202,714
Short-Intermediate Fund..........................................     44,806,201        438,278               0         438,278
Tax Free Income Fund.............................................    107,616,798      4,709,914        (434,799)      4,275,115

As of May 31, 1997, the Funds had capital loss carryovers for federal income tax purposes as follows:

                                                          EXPIRATION
                                                 2002         2003        2004

High Grade Fund............................   $1,265,000          --          --
Short-Intermediate Fund....................           --    $249,000    $433,000
Tax Free Income Fund.......................    2,704,000      867,00          --

4. DISTRIBUTION PLANS

Since December 11, 1996, Evergreen Keystone Distributor, Inc. (formerly, Evergreen Funds Distributor, Inc.) ("EKD"), a wholly-owned subsidiary of The BISYS Group Inc. ("BISYS") has served as principal underwriter for the Tax Free Income Fund. Prior to December 11, 1996, Evergreen Keystone Investment Services, Inc. (formerly, Keystone Investment Distributors Company) ("EKIS"), a wholly-owned subsidiary of Keystone, served as the principal underwriter for the Tax Free Income Fund. EKD also serves as the principal underwriter for the High Grade and Short-Intermediate Funds.

Each Fund has adopted Distribution Plans for each class of shares as allowed by Rule 12b-1 of the 1940 Act. Distribution plans permit the fund to reimburse its principal underwriter for costs related to selling shares of the fund and for various other services. These costs, which consist primarily of commissions and services fees to broker-dealers who sell shares of the fund, are paid by shareholders through expenses called "Distribution Plan expenses." Each class, except Class Y, currently pays a service fee equal to 0.25% of the average daily net asset of the class. The expenses are currently limited to 0.25% annually of the average daily net assets of the Class A shares of the High Grade and Tax Free Income Funds and limited to 0.10% annually of the average daily net assets of the Class A shares of the Short-Intermediate Fund. Class B and Class C also presently pay distribution fees equal to 0.75% of the average daily net assets of the Class. Distribution Plan expenses are calculated daily and paid monthly.

With respect to Class B and Class C shares of the Tax Free Income Fund, the principal underwriter may pay 12b-1 fees greater than the allowable annual amounts the Fund is permitted to pay. The Fund may reimburse the principal underwriter for such excess amounts in later years with annual interest at the prime rate plus 1.00%.

During the period ended May 31, 1997, amounts paid to EKD and/or EKIS pursuant to each Fund's Class A, Class B and Class C Distribution Plans were as follows:

                                                 CLASS A    CLASS B     CLASS C

High Grade Fund...............................   $92,644    $240,510        N/A
Short-Intermediate Fund.......................    19,181      52,576        N/A
Tax Free Income Fund..........................    90,496     154,261    $62,367

Each of the Distribution Plans for the Tax Free Income Fund may be terminated at any time by a vote of the Independent Trustees or by a vote of a majority of the outstanding voting shares of the respective class. However, after the termination of any Distribution Plan, and subject to the discretion of the Independent Trustees, payments to EKIS and/or EKD may continue as compensation for services which had been earned while the Distribution Plan was in effect.

                                EVERGREEN KEYSTONE
(logo)
               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

EKD intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. EKD intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Class B or Class C shares would be within permitted limits.

EKD and/or its predecessor has advised the Funds that it has retained front-end sales charges resulting from the sales of Class A shares for the High Grade, Short-Intermediate and Tax Free Income Funds during the period ended May 31, 1997 of $6,389, $3,820 and $9,477, respectively.

Contingent deferred sales charges paid by redeeming shareholders are paid to EKD or its predecessor.

5. INVESTMENT MANAGEMENT AGREEMENT AND OTHER AFFILIATED TRANSACTIONS

First Union National Bank of North Carolina ("FUNB"), a wholly-owned subsidiary of First Union Corporation ("First Union"), serves as the investment adviser to the High Grade Fund and is paid a fee computed daily and paid monthly at an annual rate of 0.50% of the Fund's average daily net assets. EKIS, a subsidiary of First Union, is the administrator. Prior to March 11, 1997, Evergreen Asset Management Corp. ("Evergreen Asset"), a wholly owned subsidiary of First Union, was the administrator. Furman Selz LLC ("Furman Selz") was the sub-administrator through December 31, 1996. Effective January 1, 1997, BISYS acquired Furman
Selz' mutual fund unit and accordingly BISYS became sub-administrator. The administrator and sub-administrator for the Fund are entitled to an annual fee based on the average daily net assets of all funds administered by EKIS for which First Union or its investment advisory subsidiaries is also the investment adviser. The administration fee is calculated by applying percentage rates, which start at 0.05% and decline to 0.01% per annum as net assets increase, to the average daily net asset value of the funds. The sub-administration fee is calculated by applying percentage rates, which start at 0.01% and decline to
 .004% as net assets increase, to the average daily net asset value of the funds.

Evergreen Asset is the investment adviser for the Short-Intermediate Fund and is paid a management fee that is computed daily and paid monthly at an annual rate of 0.50% on the average daily net assets. Out of its fee, Evergreen Asset in turn pays EKIS for its services as administrator, BISYS for its services as sub-administrator and Lieber & Company, an affiliate of First Union, for its services as sub-adviser.

Keystone Investment Management Company ("Keystone"), a subsidiary of First Union, is the investment adviser for the Tax Free Income Fund. In return for providing investment management and administrative services to the Tax Free Income Fund, the Fund pays Keystone a management fee that is calculated daily and paid monthly. The management fee is computed at an annual rate of 2.00% of Tax Free Income Fund's gross investment income plus an amount determined by applying percentage rates starting at 0.50% and declining to 0.25% per annum as net assets increase, to the average daily net asset value of the Fund. Effective, January 1, 1997, BISYS became the sub-administrator to the Fund and is paid by Keystone.

During the period ended May 31, 1997, the investment adviser for the High Grade and Short-Intermediate Funds waived its management fees in the amounts of $64,199 and $60,003, respectively.

During the period ended May 31, 1997, High Grade Fund and Tax Free Income Fund paid or accrued $27,577 and $17,396 to EKIS, respectively, for certain accounting services.

Evergreen Keystone Service Company ("EKSC") (formerly, Keystone Investor Resource Center, Inc.), a wholly-owned subsidiary of Keystone, serves as the transfer and dividend disbursing agent for the Funds. Prior to May 5, 1997, State Street Bank and Trust Company ("State Street") served as the transfer and dividend disbursing agent for the High Grade and Short-Intermediate Funds. For certain accounts for the High Grade and Short-Intermediate Funds, First Union had been sub-contracted by State Street to maintain shareholder sub-account records, take fund purchase and redemption orders and answer inquiries. For each account, First Union is entitled a fee which in aggregate totaled $866 and $288 for the High Grade and Short-Intermediate Funds for the period ended May 31, 1997.

Officers of the Funds and affiliated Trustees receive no compensation directly from the Funds. As sub-administrator, BISYS compensates the officers of the Funds.

At May 31, 1997, FUNB owned, directly or beneficially, 22.0% of the outstanding shares of Short-Intermediate Fund.

                                EVERGREEN KEYSTONE
                                                                         (logo)
               COMBINED NOTES TO FINANCIAL STATEMENTS (CONTINUED)

6. EXPENSE OFFSET ARRANGEMENT
The Funds have entered into an expense offset arrangement with their custodian. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

7. ACQUISITIONS

On July 7, 1995 the High Grade Fund acquired the net assets of Evergreen National Tax Free Fund ("National Fund") and on April 30, 1996 the Tax Free Income Fund acquired the net assets of Keystone Texas Tax Free Fund ("Texas Fund") in exchange for Class A, B and C or Y shares. Both acquisitions were accomplished by a tax-free exchange of the respective shares of each respective Fund. The value of assets acquired, number of shares issued, unrealized appreciation acquired and aggregate net assets of each Fund immediately after the acquisition are as follows:


     ACQUIRING             ACQUIRED         VALUE OF NET         NUMBER OF        UNREALIZED         NET ASSETS
        FUND                 FUND          ASSETS ACQUIRED     SHARES ISSUED     APPRECIATION     AFTER ACQUISITION

High Grade Fund          National Fund       $28,779,195         2,679,627         $528,003         $ 128,792,690
Tax Free Income Fund     Texas Fund            5,119,680           532,628           81,550           140,303,798

8. DEFERRED TRUSTEES' FEES

Each Independent Trustee of the High Grade and Short-Intermediate Funds may defer any or all compensation related to their performance of duties as a Trustee. Each Trustee's deferred balances are allocated to deferral accounts which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts are based on the investment performance of certain Evergreen Keystone Funds. Any gains earned or losses incurred in the deferral accounts are reported in each Fund's Trustees' fees and expenses. Trustees will be paid either in one lump sum or in quarterly installments for up to ten years at their election, not earlier than either the year in which the Trustee ceases to be a member of the Board of Trustees or January 1, 2000. As of May 31, 1997, the value of the Trustees deferral account was $3,717 for the High Grade Fund and $4,985 for the Short-Intermediate Fund.

9. FINANCING AGREEMENT

On October 31, 1996, a financing agreement between all of the Evergreen Funds and State Street, Societe Generale and ABN Amro Bank N.V. (collectively, the "Banks") became effective. Under this agreement, the Banks provide an unsecured credit facility in the aggregate amount of $225 million ($112.5 million committed and $112.5 million uncommitted) allocated evenly between the Banks. Borrowings under this facility bear interest at 0.75% per annum above the Federal Funds rate. A commitment fee of 0.10% per annum will be incurred on the unused portion of the committed facility which will be allocated to all participating funds. State Street acts as agent for the Banks, and as agent is entitled to a fee of $15,000 which is allocated to all of the Evergreen Funds. During the period ended May 31, 1997, the High Grade and Short-Intermediate Funds had no borrowings under this agreement.

                                EVERGREEN KEYSTONE
                                                                         (logo)
                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Shareholders of
  Evergreen High Grade Tax Free Fund

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Evergreen High Grade Tax Free Fund (the "Fund"), one of the Evergreen Investment Trust Portfolios, at May 31, 1997, and the results of its operations, the changes in its net assets and the financial highlights for the period September 1, 1996 through May 31, 1997, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at May 31, 1997 by correspondence with the custodian and the application of alternative auditing procedures, provides a reasonable basis for the opinion expressed above. The financial statements of the Fund for the year ended, and indicated periods prior to, August 31, 1996 were audited by other independent accountants whose report dated October 16, 1996 expressed an unqualified opinion.

Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York
July 8, 1997

                                EVERGREEN KEYSTONE
(logo)
                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees and Shareholders of
  Evergreen Short-Intermediate Municipal Fund

In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Evergreen Short-Intermediate Fund (the "Fund"), one of the Evergreen Municipal Trust Portfolios, at May 31, 1997, and the results of its operations, the changes in its net assets and the financial highlights for each of the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at May 31, 1997 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
1177 Avenue of the Americas
New York, New York
July 8, 1997

                                EVERGREEN KEYSTONE
                                                                         (logo)
                          INDEPENDENT AUDITORS' REPORT

The Trustees and Shareholders
  Keystone Tax Free Income Fund

We have audited the accompanying statement of assets and liabilities of Keystone Tax Free Income Fund, including the schedule of investments, as of May 31, 1997, and the related statements of operations for the six months ended May 31, 1997 and the year ended November 30, 1996, the statements of changes in net assets for the six months ended May 31, 1997 and for each of the years in the two-year period ended November 30, 1996, and the financial highlights for the six months ended May 31, 1997, each of the years in the nine-year period ended November 30, 1996 and the period from February 13, 1987 (Commencement of Operations) to November 30, 1987 for Class A Shares and for the six months ended May 31, 1997, each of the years in the three-year period ended November 30, 1996 and the period from February 1, 1993 (Date of Initial Public Offering) to November 30, 1993, for Class B and Class C Shares. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Tax Free Income Fund as of May 31, 1997, the results of its operations for the six months ended May 31, 1997 and the year ended November 30, 1996, the changes in its net assets and the financial highlights for each of the years or periods specified in the first paragraph above in conformity with generally accepted accounting principles.

Boston, Massachusetts              KPMG Peat Marwick LLP
June 27, 1997

                                EVERGREEN KEYSTONE
(logo)
                       ADDITIONAL INFORMATION (Unaudited)

Shareholders of the Keystone Tax Free Income Fund considered and acted upon the proposals listed below at a special meeting of shareholders held Monday, December 9, 1996. In addition, below each proposal are the results of that vote.

1. To elect the following Trustees:


                                              AFFIRMATIVE    WITHHELD
Frederick Amling...........................    9,815,069      199,547
Laurence B. Ashkin.........................    9,812,403      202,213
Charles A. Austin III......................    9,813,238      207,378
Foster Bam.................................    9,812,719      201,897
George S. Bissell..........................    9,815,312      199,304
Edwin D. Campbell..........................    9,812,195      202,421
Charles F. Chapin..........................    9,814,500      200,116
K. Dun Gifford.............................    9,813,609      201,007
James S. Howell............................    9,811,512      203,104
Leroy Keith, Jr............................    9,813,609      201,007
F. Ray Keyser..............................    9,810,159      204,457
Gerald M. McDonnell........................    9,811,512      203,104
Thomas L. McVerry..........................    9,811,512      203,104
William Walt Pettit........................    9,810,932      203,684
David M. Richardson........................    9,813,609      201,007
Russell A. Salton, III M.D.................    9,811,487      203,129
Michael S. Scofield........................    9,813,283      201,333
Richard J. Shima...........................    9,808,652      205,964
Andrew J. Simons...........................    9,813,040      201,576

2. To approve an Investment Advisory and Management Agreement between Keystone Tax Free Income Fund and Keystone Investment Management Company:

   Affirmative.............................    9,365,556
   Against.................................      146,890
   Abstain.................................      502,170

                FEDERAL INCOME TAX STATUS OF DIVIDENDS (UNAUDITED)
   Of the dividends distributed by High Grade, Short-Intermediate and Tax Free Income Funds for the period ended May 31, 1997, 99.01%, 99.98% and 99.29%, respectively, is exempt from federal income tax other than alternative minimum tax.

This brochure must be preceded or accompanied by a prospectus of an Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

                            NOT          May lose value
                           FDIC          No bank guarantee
                        INSURED

                       Evergreen Keystone Distributor, Inc.

PAGE 1
--------------------
Keystone Tax Free Fund
Seeks high current income, exempt from federal income taxes, while preserving capital by investing in high quality municipal bonds.

Dear Shareholder:

We are writing to report to you on the activities of Keystone Tax Free Fund for the twelve-month period which ended December 31, 1996. Following this letter, we have included a discussion with your Fund's manager discussing portfolio strategy.

Performance

For the twelve-month period, your Fund returned 3.15%. These results include price changes and reinvestment of dividends. The Lehman Municipal Bond Index--a widely recognized benchmark of municipal bond performance--returned 4.43% for the same twelve-month period.

  We were satisfied with your Fund's performance, which showed steady improvement in the second half of last year.

  Municipal bond yields rose by less than 1/4% in 1996. However, this modest year-over-year increase masks the wide fluctuations that occurred during the past twelve months.

  The municipal bond market experienced a period of adjustment in the first half of 1996. Interest rates reversed course quickly from the rally that had characterized much of the prior year, as investors responded to stronger than expected economic growth and anticipated rising inflation. The possibility of tax-reform and uncertainty regarding the national elections also caused municipal bond investors to exercise caution and push prices lower.

  Clearer economic and political trends began to emerge by mid-year, causing the market's tone to improve. Although economic growth was confirmed to be moderate--stronger than many investors had originally expected--inflation remained well-contained. Investors also grew more comfortable with political agendas as the campaign season got underway, and tax-law changes became increasingly less of a possibility. The municipal bond market rebounded from its earlier lows to generate a positive performance in the second half of the year.

Outlook

We enter 1997 with a cautiously optimistic outlook that municipal bond prices will be relatively stable. We expect the economy to continue to grow at a moderate rate and inflation to remain well-contained. While we continually monitor the political environment, currently there appear to be no issues that would have the impact of last year's potential tax-law changes and the national elections. Although short periods of price fluctuations could occasionally occur, for the most part we look for interest rates to move within a narrow range.

  Last year's municipal bond market performance also serves as a reminder that periods of adjustment are a natural part of the financial markets. As investors, we need to diversify our personal portfolios to help reduce the effects of temporary volatility. We also need to maintain a long-term perspective. Financial markets eventually stabilize; and total return builds over time.

PAGE 2
--------------------
Keystone Tax Free Fund

  We appreciate your continued support of Keystone funds. If you have any questions or comments about your investment, please feel free to write to us.

Sincerely,

/s/ Albert H. Elfner, III

Albert H. Elfner, III
Chairman
Keystone Investment Management Company

/s/ George S. Bissell

George S. Bissell
Chairman of the Board
Keystone Funds
                                             [photo]              [photo]
                                     Albert H. Elfner, III   George S. Bissell

February 1997

PAGE 3
--------------------

                              A Discussion With
                             Your Fund's Manager

                                   [photo]

               Betsy A. Hutchings is vice president and senior
       portfolio manager at Keystone specializing in tax-free municipal bonds. A professional with 17 years of investment experience, Ms.
        Hutchings is the portfolio manager of Keystone Tax Free Fund.

Q What does the Fund offer investors?

A Keystone Tax Free Fund is designed for tax-sensitive investors who seek capital preservation and a high level of current income that is exempt from federal income tax. For investors in certain tax situations, a portion of income may be subject to the federal alternative minimum tax (AMT). The Fund offers professional management and portfolio diversification. We believe these are important attributes since many investors do not have the time or resources to monitor credit quality, the economy and interest rates. Further, we think that professional management and diversification can reduce credit risk and enhance price stability.

Q How do you select securities for the Fund?

A Our management team employs an intensive research process, paying careful attention to credit quality and financial stability. We structure the portfolio with bonds that meet our high credit standards. Our holdings typically have the characteristics that we believe are necessary for good performance in the current and anticipated interest rate environment. We emphasize diversification and focus on maximizing the Fund's income.

Q What was the environment like for municipal bonds over the past twelve months?

A Municipal bond rates rose modestly in 1996. The interest rate environment was volatile in the first half of the year and favorable in the second half of 1996. The economy grew faster than expected in the first six months of 1996, causing concerns about future inflation. In addition to economic uncertainties, municipal bond investors prepared for the national elections and the possibility of tax-reform.

  In the second half of last year, the uncertainties became resolved and municipal bonds staged an impressive turnaround. The economy was confirmed to be growing at a moderate pace. Inflation remained well-contained. As the campaign season progressed, investors grew more comfortable with political agendas; and tax-reform became increasingly less likely.

  Other factors also helped shape the environment for municipal bonds. Although new issuance rose approximately 14% to $183 billion--its highest level since 1993 and demand from individuals was light, strong demand from insurance companies helped to create a stable balance in the supply/demand relationship. From a credit standpoint, upgrades exceeded downgrades and the yields of lower-rated bonds fell--pushing their prices higher--relative to higher-rated bonds. Municipal revenues were higher than past years and for the most part, state fund balances were healthy.

Fund Profile
Objective: Seeks high current income, exempt from federal income taxes, while preserving capital by investing in high quality municipal bonds.
Inception Date: April 12, 1977
Average Portfolio Quality: AA
Total assets: $1.56 billion

PAGE 4
--------------------
Keystone Tax Free Fund

Q How did you manage the Fund during this time?

A We shortened the Fund's average maturity and swapped out of lower yielding issues into higher yielding issues that we considered to be undervalued. We later focused on bonds whose primary component in total return, we believed would be price appreciation, rather than income. These bonds had coupons that ranged from 5% to 5.50%, and had maturities of 15-20 years. Throughout the year we emphasized call protection. In fact, as of December 31, 1996, approximately one-third of the Fund's net assets were non-callable.

  The Fund had a longer average maturity early in 1996, which had a negative effect on performance when interest rates became volatile. We shortened average maturity modestly as interest rates rose. This change, combined with the Fund's focus on bonds that emphasized price appreciation, resulted in the Fund's total return showing solid improvement throughout the rest of the year. The Fund posted a total return higher than that of the Lipper average for the fourth quarter. As of December 31, 1996, Keystone Tax Free Fund had an average maturity of just under 19 years. Average quality stood at AA.

Q What is your outlook for the next six months?

A We anticipate the overall economic and interest rate environment to be favorable for municipal bonds, but look for periods of volatility as we expect many investors to over-react to individual pieces of economic data. We expect the economy to continue on its path of moderate growth with low inflation. The political climate should also should be supportive. Voters have approved over $10 billion in new municipal bond issues for 1997 to improve infrastructures, particularly highways and schools. We believe new volume will increase at a rate between 8%-10% per year, over the next few years.

  We will continue to emphasize bonds that we believe maximize price appreciation and will seek to capitalize on situations that are undervalued. Over the long-term, we believe this strategy can provide investors with solid total returns and an attractive level of income that is exempt from federal income tax.

The Benefits of Tax Free Investing

                       Federal Tax Bracket
 ---------------   ---------------------------
                       31%(1)   36%(2)   39.6%(3)
 ---------------   ------    ------    -------
Tax Free Yield       Taxable Equivalent Yield
 ---------------   ---------------------------
5.0%                 7.25%    7.81%      8.28%
6.0%                 8.70%    9.38%      9.93%
7.0%                10.14%   10.94%     11.59%

The equivalent yield for a tax free yield of 6.0% is 9.38% for an investor in the 36% tax bracket. In other words, a tax free yield of 6.0% is equal to a taxable yield of 9.38% if you are in the 36% federal tax bracket.

(1) Single filers earning $53,501-$115,000; joint filers earning $89,151- $140,000.
(2) Single filers earning $115,001-$250,000; joint filers earning $140,001- $250,000.
(3) Single filers earning over $250,000; joint filers earning over $250,000.

                                  [diamond]
                      This column is intended to answer
              questions about your Fund. If you have a question
                  you would like answered, please write to:
                 Evergreen Keystone Investment Services, Inc.
                 Attn: Shareholder Communications, 22nd Floor
            200 Berkeley Street, Boston, Massachusetts 02116-5034.

PAGE 5
--------------------

Your Fund's Performance

Growth of an investment in
Keystone Tax Free Fund

        [mountain chart]

In Thousands

          Initial        Reinvested
          Investment     Distributions

12/86     10,000         10,000
           9,152          9,986
12/88      9,253         11,074
           9,118         12,083
12/90      8,937         12,888
           9,129         14,280
12/92      9,095         15,358
           9,186         17,072
12/94      8,032         15,819
           8,891         18,447
12/96      8,722         19,027


A $10,000 investment in Keystone Tax Free Fund made on December 31, 1986 with all distributions reinvested was worth $19,027 on December 31, 1996. Past performance is no guarantee of future results.

Twelve-Month Performance           as of December 31, 1996

Total return*                                        3.15%
Net asset value                       12/31/95      $7.86
                                      12/31/96      $7.71
Dividends                                           $0.39
Capital gains                                        None

* Before deduction of any contingent deferred sales charge (CDSC).



Historical Record                  as of December 31, 1996

                                        If you   If you did
Cumulative total return               redeemed   not redeem

1-year                                  0.21%        3.15%
5-year                                 33.24%       33.24%
10-year                                90.27%       90.27%
Average annual total return
1-year                                  0.21%        3.15%
5-year                                  5.91%        5.91%
10-year                                 6.64%        6.64%


The "if you redeemed" returns reflect the deduction of the 3% CDSC for those investors who sold Fund shares after one calendar year. Investors who retained their fund investment earned the returns reported in the second column of the table.

 The investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than the original cost.

 You may exchange your shares for another Keystone fund by phone or in writing. You may also exchange funds using Keystone's Automated Response Line
(KARL). The Fund reserves the right to change or terminate the exchange offer.

PAGE 6
--------------------
Keystone Tax Free Fund

Growth of an Investment

Comparison of change in value of a $10,000 investment in Keystone Tax Free Fund, the Lehman Municipal Bond Index and the Consumer Price Index.

In Thousands                       December 31, 1986 through December 31, 1996

         Fund Average
     Annual Total Return
---------------------------
1 Year    5 Year    10 Year
0.21%     5.91%     6.64%

                [line chart]

                    Lehman Municipal    Consumer
                    Bond Index          Price Index
          Fund      (LMBI)              (CPI)
12/86     10,000    10,000              10,000
           9,986    10,150              10,441
12/88     11,074    11,179              10,903
          12,083    12,385              11,409
12/90     12,888    13,288              12,105
          14,280    14,901              12,476
12/92     15,358    16,215              12,836
          17,072    18,206              13,190
12/94     15,819    17,269              13,542
          18,447    20,285              13,886
12/96     19,027    21,183              14,348

Past performance is no guarantee of future results. The one-year return reflects the deduction of the Fund's 3% contingent deferred sales charge for shares held for at least one year. CPI is through

This chart graphically compares your Fund's performance to certain investment indexes. It is the result of fund performance guidelines issued by the Securities and Exchange Commission. The intent is to provide investors with more information about their investment.

Components of the Chart

The chart is composed of three lines that represent the accumulated value of an initial $10,000 investment for the period indicated. The lines illustrate a hypothetical investment in:

1. Keystone Tax Free Fund

Your fund seeks current income, exempt from federal income taxes, while preserving capital by investing in high quality municipal bonds. The return is quoted after deducting contingent deferred sales charges (if applicable), fund expenses, and transaction costs and assumes reinvestment of all distributions.

2. Lehman Municipal Bond Index (LMBI)

The LMBI is a broad-based, unmanaged market index of securities issued by state and local governments. It represents the price change and coupon income of several thousand securities with various maturities and qualities. Securities are selected and compiled by Lehman Brothers, Inc. according to criteria that may be unrelated to your Fund's investment objective.

3. Consumer Price Index (CPI)

This index is a widely recognized measure of the cost of goods and services produced in the U.S. The index contains factors such as prices of services, housing, food, transportation and electricity which are compiled by the U.S. Bureau of Labor Statistics. The CPI is generally considered a valuable benchmark for investors who seek to outperform increases in the cost of living.

  These indexes do not include transaction costs associated with buying and selling securities, and do not hold cash to meet redemptions. It would be difficult for most individual investors to duplicate these indexes.

Understanding What the Chart Means

The chart demonstrates your Fund's performance in relation to a well known investment index and to increases in the cost of living. It is important to understand what the chart shows and does not show.

  This illustration is useful because it charts Fund and index performance over the same time frame and over a long period. Long-term performance is a more reliable and useful measure of performance than measurements of short-term returns or temporary swings in the market. Your financial adviser can help you evaluate fund performance in conjunction with the other important financial considerations such as safety, stability and consistency.

PAGE 7
--------------------


Limitations of the Chart

 The chart, however, limits the evaluation of Fund performance in several ways. Because the measurement is based on total returns over an extended period of time, the comparison often favors those funds which emphasize capital appreciation when the market is rising. Likewise, when the market is declining, the comparison usually favors those funds which take less risk.

Performance Can Be Distorted

Funds which are more conservative in their orientation and which place an emphasis on capital preservation will tend to compare less favorably when the market is rising. In addition, funds which have income as one of their objectives also will tend to compare less favorably to relevant indexes.

  Indexes may also reflect the performance of some securities which a fund may be prohibited from buying. A bond fund, for example, may be limited to investments in only high quality bonds, or a stock fund may only be able to buy stocks that have been traded on a stock exchange for a minimum number of years or of a certain company size. Indexes usually do not have the same investment restrictions as your fund.

Indexes Do Not Include Costs of Investing

The comparison is further limited in its utility because the index does not take into account any deductions for sales charges, transactions costs or other fund expenses. Your Fund's performance figures do reflect such deductions. Sales charges--whether up-front or deferred--pay for the cost of the investment advice of your financial adviser. Transaction costs pay for the costs of buying and selling securities for your Fund's portfolio. Fund expenses pay for the costs of investment management and various shareholder services. None of these costs are reflected in index total returns. The comparison is not completely realistic because an index cannot be duplicated by an investor--even an unmanaged index--without incurring some charges and expenses.

One of Several MeasuresKeystone Tax Free Fund

The chart is one of several tools you can use to understand your investment. It should be read in conjunction with the Fund's prospectus, and annual and semiannual reports. Also, your financial adviser, who understands your personal financial situation, can best explain the features of your Keystone fund and how it applies to your financial needs.

Future Returns May Be Different

Shareholders also should be mindful that the long-run perfomance of either the Fund or the indexes is not representative of what shareholders should expect to receive from their Fund investment in the future; it is presented to illustrate only past performance and is not a guarantee of future returns.

PAGE 8
--------------------
Keystone Tax Free Fund

                                 Glossary of
                              Mutual Fund Terms

  MUTUAL FUND--A company which combines the investment money of many people whose financial goals are similar, and invests that money in a variety of securities. A mutual fund allows the smaller investor the benefits of diversification, professional management and constant supervision usually available only to large investors.

  PORTFOLIO MANAGER--An investment professional who is responsible for managing a portfolio's assets prudently and making appropriate investment decisions, such as which securities to buy, hold and sell, based on the investment objectives of the portfolio.

  STOCK--Equity or ownership interest in a corporation, which represents a claim on the corporation's assets and earnings.

  BOND--Security issued by a government or corporation to those from whom it has borrowed money. A bond usually promises to pay interest income to the bondholder at regular intervals and to repay the entire amount borrowed at maturity date.

  CONVERTIBLE SECURITY--A corporate security (usually preferred stock or bonds) that is exchangeable for a set number of another security type (usually common stocks) at a pre-stated price.

  MONEY MARKET FUND--A mutual fund whose assets are invested in a diversified portfolio of short-term securities, including commercial paper, bankers' acceptances, certificates of deposit and other short-term instruments. The fund pays income which can fluctuate daily. Liquidity and safety of principal are primary objectives.

  NET ASSET VALUE (NAV) PER SHARE--The value of one share of a mutual fund. The NAV per share is determined by subtracting a fund's total liabilities from its total assets, and dividing that amount by the number of fund shares outstanding.

  DIVIDEND--A per share distribution of the income earned from the fund's portfolio holdings. When a dividend distribution is made, the fund's net asset value drops by the amount of the distribution because the distribution is no longer considered part of the fund's assets.

  CAPITAL GAIN--The profit from the sale of securities, less any losses. Capital gains are paid to fund shareholders on a per share basis. When a capital gain distribution is made, the fund's net asset value drops by the amount of the distribution because the distribution is no longer considered part of the fund's assets.

  YIELD--The annualized rate of income as measured against the current net asset value of fund shares.

  TOTAL RETURN--The change in value of a fund investment over a specified period of time, taking into account the change in a fund's market price and the reinvestment of all fund distributions.

  SHORT-TERM--An investment with a maturity of one year or less.

  LONG-TERM--An investment with a maturity of greater than one year.

  AVERAGE MATURITY--The average number of days until the notes, drafts, acceptances, bonds or other debt instruments in a portfolio become due and payable.

  OFFERING PRICE--The offering price of a share of a mutual fund is the price at which the share is sold to the public.

PAGE 9
--------------------

SCHEDULE OF INVESTMENTS--December 31, 1996


                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------

MUNICIPAL BONDS (98.0%)
ALABAMA
  Alabama Agricultural and Mechanic University (MBIA)         6.500%    11/01/2025   $ 2,035,000     $ 2,208,626
  Alabama Housing Finance Authority, Single Family,
    Collateralized Home Mortgage, Series D1                   6.000     10/01/2016     2,065,000       2,089,945
  Mobile, Alabama, Industrial Development Board, Solid
    Waste Disposal, Mobile Energy Services Company Project    6.950     01/01/2020     3,500,000       3,681,790
ALASKA
  Alaska Energy Authority, Utilities Revenue, Linked
    Bulls/Bears Floaters (FGIC) (d)                           6.600     07/01/2015    15,000,000      16,346,550
  Alaska State Housing Finance Corporation, Collateralized
    Home Mortgage, Series A                                   8.000     12/01/2013       405,000         419,835
  North Slope Borough, Alaska, General Obligation, Series
    A (MBIA)                                                  5.900     06/30/2003     3,000,000       3,171,030
  Valdez, Alaska, Marine Terminal Revenue, Union Alaska
    Pipeline Company Project                                  6.200     05/01/2008     3,000,000       3,007,620
ARIZONA
  Central Arizona, Water Conservation District, Contract
    Revenue, Central Arizona Project, Series A                5.500     11/01/2008     4,250,000       4,369,467
  Central Arizona, Water Conservation District, Contract
    Revenue, Central Arizona Project, Series A                5.500     11/01/2009    11,000,000      11,267,190
  Chandler, Arizona, Water and Sewer Revenue (FGIC)           6.750     07/01/2006       850,000         920,193
  Maricopa County, Arizona, Elementary School District
    #008, Osborn Refunding (MBIA)                             7.500     07/01/2007     2,000,000       2,410,100
  Maricopa County, Arizona, Elementary School District
    #068, Series A (AMBAC)                                    6.750     07/01/2014     3,750,000       4,180,537
  Maricopa County, Arizona, Unified School District (MBIA)    8.125     01/01/2010     6,000,000       6,918,060
  Northern Arizona University, College and University
    Revenue (FGIC)                                            6.300     06/01/2005     2,770,000       2,980,742
  Pima County, Arizona, Industrial Development Authority,
    Health Care Corporation Revenue (MBIA)                    8.000     07/01/2013       370,000         396,337
  Pima County, Arizona, Unified School District, Tucson
    Refunding (FGIC)                                          7.500     07/01/2003     2,030,000       2,356,769
  Santa Cruz County, Arizona, Unified School District,
    Capital Appreciation (AMBAC) (effective yield 5.95%)
    (b)                                                       0.000     01/01/2008     1,100,000         621,115
  Santa Cruz County, Arizona, Unified School District,
    Capital Appreciation (AMBAC) (effective yield 5.95%)
    (b)                                                       0.000     07/01/2008     1,100,000         605,187
ARKANSAS
  Arkansas State Development Finance Authority, Single
    Family Mortgage Revenue Refunding                         8.000     08/15/2011     1,985,000       2,127,920
CALIFORNIA
  California Educational Facilities Authority, Stanford
    University Project, Series H                              5.000     01/01/2015       250,000         234,938
  California Health Facilities Financing, St. Francis
    Medical Center, Series A                                  5.500     10/01/2009       200,000         207,158
  California Housing Finance Agency, Revenue Bonds, Home
    Mortgage, Series H                                        6.250     08/01/2027     2,000,000       2,019,520

                                                                                            (continued on next page)


PAGE 10
--------------------
Keystone Tax Free Fund

SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
CALIFORNIA (continued)
  California State Department of Water Reserves, Series O     5.000%    12/01/2022   $ 6,360,000     $ 5,825,251
  California State Public Works Board, Lease Department
    Correctional State Prison, Series E                       5.500     06/01/2015     3,700,000       3,652,973
  California State Public Works Board, Various California
    University Projects, Series B                             5.500     06/01/2019       350,000         333,515
  East Bay, California, Municipal Utility District,
    Wastewater Treatment System Revenue (FGIC)                5.000     06/01/2026     3,500,000       3,213,175
  Eden Township, California, Hospital District Revenue        7.400     11/01/2019     5,615,000       5,904,509
  Los Angeles, California, Transportation Commission,
    Series A (MBIA)                                           6.250     07/01/2013     6,800,000       7,139,184
  Metropolitan Water District, Southern California
    Waterworks Revenue, Series B                              4.750     07/01/2021     6,000,000       5,346,540
  Oakland, California, Revenue Refunding, Series A (FGIC)     7.600     08/01/2021     4,265,000       4,565,427
  San Francisco, California, City and County Airport
    Commission, International Airport Revenue, Second
    Series, Issue 12B (FGIC)                                  5.625     05/01/2021     5,000,000       4,970,300
  Southern California Public Power Authority, Transmission
    Project Revenue (FGIC) (effective yield 5.93%) (b)        0.000     07/01/2015    10,000,000       3,431,500
  Walnut Valley, California, Unified School District,
    Series A (MBIA)                                           6.000     08/01/2014       190,000         202,361
COLORADO
  Arapahoe County, Colorado, Single Family Mortgage
    Revenue, Capital Appreciation, Series A (effective
    yield 6.00%) (b)                                          0.000     09/01/2010     4,000,000       1,825,240
  City and County of Denver, Colorado, Airport System,
    Series A                                                  7.000     11/15/1999     2,000,000       2,120,980
  City and County of Denver, Colorado, Airport System,
    Series A                                                  7.500     11/15/2023     6,625,000       7,376,540
  City and County of Denver, Colorado, Airport System,
    Series A                                                  8.500     11/15/2023     7,750,000       8,909,943
  City and County of Denver, Colorado, Airport System,
    Series A                                                  8.750     11/15/2023    23,830,000      28,280,967
  City and County of Denver, Colorado, Airport System,
    Series A                                                  8.000     11/15/2025       525,000         594,142
  City and County of Denver, Colorado, Airport System,
    Series B                                                  7.250     11/15/2012     3,500,000       3,829,140
  City and County of Denver, Colorado, Airport System,
    Series C                                                  6.650     11/15/2005     5,980,000       6,362,840
  City and County of Denver, Colorado, Airport System,
    Series C                                                  5.600     11/15/2011     5,000,000       4,963,450
  City and County of Denver, Colorado, Airport System,
    Series C                                                  6.000     12/01/2025     5,000,000       5,019,400
  City and County of Denver, Colorado, Airport System,
    Series D                                                  7.750     11/15/2013     7,100,000       8,733,000
  City and County of Denver, Colorado, Airport System,
    Series D                                                  7.750     11/15/2021    12,250,000      13,593,825
  Colorado Health Facilities Authority, Sisters Charity
    Health Care,
    Series A (MBIA)                                           6.250     05/15/2009     1,880,000       2,061,213
  El Paso County, Colorado, School District #11, Colorado
    Springs                                                   6.500     12/01/2012     2,310,000       2,588,817
  El Paso County, Colorado, School District #11, Colorado
    Springs                                                   7.100     12/01/2013     2,000,000       2,371,120
  El Paso County, Colorado, School District #11, Colorado
    Springs                                                   7.100     12/01/2016     1,000,000       1,190,880
  Larimer County, Colorado, School District (MBIA)            7.000     12/15/2016     2,250,000       2,736,923
CONNECTICUT
  Connecticut State Special Tax Obligation, Series B          6.500     10/01/2012     1,600,000       1,786,256
  Connecticut State Resources Recovery Authority,
    Bridgeport Resco Company Project                          8.500     01/01/2000     1,375,000       1,424,692


PAGE 11
--------------------


SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
DELAWARE
  Delaware State Health Facilities Authority, Medical
    Center of Delaware (MBIA)                                 7.000%    10/01/2015   $ 1,600,000     $ 1,712,064
  Delaware State Housing Authority Revenue, Residential
    Mortgage, Series A                                        9.375     06/01/2012       120,000         120,334
FLORIDA
  Broward County, Florida, Professional Sports Facilities
    Tax Revenue, Series A (MBIA)                              5.625     09/01/2028     2,500,000       2,477,075
  Broward County, Florida, Resource Recovery, South
    Project                                                   7.950     12/01/2008     8,400,000       9,238,572
  City of Tarpon Springs Health Facilities Authority,
    Florida, Hospital Refunding, Tarpon Springs Hospital
    Foundation, Inc.,                                         8.750     05/01/2012       500,000         526,825
  Dade County, Florida, General Obligation (FGIC)             5.125     10/01/2016     7,650,000       7,322,886
  Dade County, Florida, Solid Waste System, Special
    Obligation Revenue (AMBAC)                                5.250     10/01/2004     2,025,000       2,074,127
  Escambia County, Florida, Pollution Control Revenue,
    Champion International Corporation Project                6.400     09/01/2030     2,500,000       2,530,400
  Florida Housing Finance Agency, GNMA Collateralized Home
    Mortgage                                                  8.000     12/01/2020       640,000         673,856
  Florida State, Bond Finance Department, Environmental
    Preservation                                              5.250     07/01/2010     5,925,000       5,914,809
  Florida State, Jacksonville Transportation Authority        9.200     01/01/2015     3,580,000       4,859,492
  Hillsborough County, Florida, Housing Finance Agency,
    Single Family Mortgage Revenue                            7.300     04/01/2022       495,000         511,167
  Indian River County, Florida, Water and Sewer Revenue
    (FGIC)                                                    5.250     09/01/2020     2,860,000       2,758,642
  Jacksonville, Florida, Health Facilities Authority, New
    Children's Hospital (MBIA)                                7.000     06/01/2021     1,800,000       1,971,036
  Lakeland, Florida, Electric and Water Revenue               5.625     10/01/2036     4,000,000       3,942,600
  Lee County, Florida, Hospital Board of Directors,
    Hospital Revenue, Linked RIBs/SAVRs (d)                   6.350     03/26/2020    12,500,000      13,028,375
  Lee County, Florida, Solid Waste System, Series B           7.000     10/01/2011       300,000         330,732
  Martin County, Florida, Industrial Development
    Authority, Indiantown Cogeneration Project--Series A      7.875     12/15/2025     9,000,000      10,260,180
  Orlando-Orange County, Florida, Expressway Authority        8.250     07/01/2014     3,000,000       3,960,330
  Orlando-Orange County, Florida, Expressway Authority
    (FGIC)                                                    8.250     07/01/2015     2,960,000       3,918,803
  Palm Beach County, Florida, Health Revenue, John F.
    Kennedy Hospital                                          9.500     08/01/2013     2,985,000       3,859,665
  Palm Beach County, Florida, Solid Waste Industrial
    Development, Okeelanta Power Project                      6.700     02/15/2015     3,000,000       2,764,890
  Palm Beach County, Florida, Solid Waste Industrial
    Development, Okeelanta Power Project                      6.850     02/15/2021     7,500,000       6,964,125
  Palm Beach County, Florida, Solid Waste, Osceola Power
    Project, Series A                                         6.950     01/01/2022     7,500,000       7,042,575
  St. Petersburg, Florida, Health Facilities Authority
    (MBIA)                                                    7.000     12/01/2015     3,250,000       3,588,683
  Sunrise, Florida, Utility Systems Revenue, Series A
    (AMBAC)                                                   5.750     10/01/2026     9,000,000       9,026,640
  Tampa, Florida, Allegheny Health Systems                    6.500     12/01/2023       500,000         550,155
  Tampa, Florida, Guaranteed Entitlement, Series A            8.375     10/01/2008     3,145,000       3,367,760
  Tampa, Florida, Subordinate Guaranteed Entitlement,
    Series B (Pre-refunded)                                   8.500     10/01/2018     1,825,000       1,958,042

                                                                                            (continued on next page)

PAGE 12
--------------------
Keystone Tax Free Fund

SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
GEORGIA
  Forsyth County, Georgia, School District                    6.750%    07/01/2016   $ 3,000,000     $ 3,465,000
  Georgia Municipal Electric Authority Power Revenue,
    Series B                                                  6.375     01/01/2016     9,800,000      10,716,986
  Georgia State, General Obligation, Series B                 6.800     03/01/2011    10,000,000      11,595,900
  Georgia State, General Obligation, Series C                 5.250     04/01/2011    11,700,000      11,763,180
  Georgia State, General Obligation, Series D                 6.700     08/01/2010     1,500,000       1,725,960
  Metropolitan Atlanta Rapid Transit Authority, Georgia,
    Sales Tax Revenue, Series P (AMBAC)                       6.250     07/01/2011     4,255,000       4,700,371
HAWAII
  Hawaii State Department of Budget and Finance, Special
    Purpose Revenue, Hawaii Electric Company (MBIA)           7.375     12/01/2020     8,000,000       8,776,560
IDAHO
  Idaho Housing Finance Authority, Single Family Mortgage
    Bonds, Series D-1                                         8.000     01/01/2020     1,110,000       1,182,827
ILLINOIS
  Chicago, Illinois, Gas Supply Revenue, People's Gas
    Light and Coke Company, Series A                          8.100     05/01/2020    15,860,000      17,552,421
  Cook County, Illinois, General Obligation, District
    Number 508, Lease Certificates, Series C (MBIA)           7.700     12/01/2005     5,970,000       7,061,734
  Illinois Development Finance Authority, Pollution
    Control Revenue Refunding, Commonwealth Edison Company
    Project, Series D                                         6.750     03/01/2015     4,000,000       4,379,280
  Illinois State, Sales Tax, Series P                         6.500     06/15/2022     9,000,000      10,042,290
  Kankakee, Illinois, Sewer Revenue (FGIC)                    6.875     05/01/2011     2,965,000       3,260,018
  Metropolitan Fair and Exposition Authority, Illinois,
    Series A                                                  5.000     06/01/2015     3,000,000       2,717,310
  Metropolitan Pier and Exposition Authority, Illinois,
    Dedicated State Tax Revenue, McCormick Place Expansion
    Project (FGIC) (effective yield 6.70%) (b)                0.000     06/15/2015    19,440,000       6,736,349
  Metropolitan Pier and Exposition Authority, Illinois,
    Dedicated State Tax Revenue, McCormick Place Expansion
    Project (MBIA) (effective yield 6.60%) (b)                0.000     06/15/2013     5,625,000       2,204,212
  Metropolitan Pier and Exposition Authority, Illinois,
    McCormick Place Expansion Project                         7.250     06/15/2005    10,180,000      11,670,352
  Quincy, Illinois, Blessing Hospital Revenue                 6.000     11/15/2018     4,950,000       4,813,727
INDIANA
  Indianapolis, Indiana, Local Public Improvement Bond
    Bank, Series 1992D                                        6.750     02/01/2020     2,000,000       2,142,600
KANSAS
  Burlington, Kansas, Pollution Control, Kansas Gas and
    Electric Company (MBIA)                                   7.000     06/01/2031     2,000,000       2,202,580
KENTUCKY
  Carroll County, Kentucky, Kentucky Utility Company,
    Series A                                                  7.450     09/15/2016     8,000,000       9,073,200
  Jefferson County, Kentucky, Hospital Revenue, Linked
    ACES/Inverse Floaters (MBIA) (d)                          6.435     10/23/2014     6,000,000       6,311,580


PAGE 13
--------------------


SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
KENTUCKY (continued)
  Kentucky Housing Corporation, Housing Revenue Bond,
    Series C                                                  7.900%    01/01/2021   $ 4,610,000     $ 4,857,050
  Trimble County, Kentucky, Pollution Control, Louisville
    Gas and Electric Company                                  7.625     11/01/2020     2,725,000       3,009,735
  Trimble County, Kentucky, Pollution Control, Louisville
    Gas and Electric Company, Series A (Pre-refunded)         7.625     11/01/2020       545,000         612,275
LOUISIANA
  Louisiana Public Facilities Authority, Hospital Revenue,
    Woman Hospital Foundation Project                         7.250     10/01/2022     1,750,000       1,869,000
  New Orleans, Louisiana, Capital Appreciation (AMBAC)
    (effective yield 5.77%) (b)                               0.000     09/01/2011     5,000,000       2,210,150
  New Orleans, Louisiana, Capital Appreciation (AMBAC)
    (effective yield 5.82%) (b)                               0.000     09/01/2012     4,700,000       1,944,108
  New Orleans, Louisiana, Capital Appreciation (AMBAC)
    (effective yield 6.05%) (b)                               0.000     09/01/2014     6,960,000       2,549,866
  Orleans Parish, Louisiana, School Board (ETM)               9.050     02/01/2010     5,175,000       6,870,485
  Orleans Parish, Louisiana, School Board, Refunding
    Bonds, Series B                                           5.200     02/01/2014     3,000,000       2,893,530
  Ouachita Parish, Louisiana, Louisiana Hospital Service
    Revenue, Glenwood Regional Medical Center                 7.500     07/01/2021     2,000,000       2,265,280
MAINE
  Maine State Housing Authority, Mortgage Purchase,
    Series A3                                                 7.800     11/15/2015     2,580,000       2,643,881
  Regional Waste System, Maine, Solid Waste Resources
    Recovery Revenue                                          8.150     07/01/2011     2,500,000       2,706,150
MARYLAND
  Maryland State Community Development Administration,
    Multi-Family Housing                                      8.750     05/15/2012     3,345,000       3,363,732
  Maryland State and Local Facilities Loan, 3rd Series        5.000     10/15/2010    11,250,000      11,055,938
MASSACHUSETTS
  Lawrence, Massachusetts, General Obligation (AMBAC)         6.250     02/15/2009       550,000         592,564
  Massachusetts Bay Transportation Authority, Refunding,
    General Transportation Systems, Series A                  7.000     03/01/2008     4,550,000       5,266,625
  Massachusetts Bay Transportation Authority, General
    Transportation Systems, Series A                          7.000     03/01/2007     5,000,000       5,775,650
  Massachusetts Bay Transportation Authority, Series A        7.000     03/01/2011     6,110,000       7,105,808
  Massachusetts Bay Transportation Authority, Series A        6.250     03/01/2012     7,600,000       8,309,232
  Massachusetts Bay Transportation Authority, Series B        6.200     03/01/2016     2,125,000       2,315,506
  Massachusetts Bay Transportation Authority, Series B        5.250     03/01/2020     4,500,000       4,302,315
  Massachusetts Industrial Finance Agency, Harvard
    Community Health Plan, Incorporated, Series B             8.125     10/01/2017    13,750,000      14,602,362
  Massachusetts Industrial Finance Agency, Solid Waste
    Disposal Revenue, Senior Lien, Massachusetts Recycling
    Association, Series A                                     9.000     08/01/2016     8,000,000       4,000,000
  Massachusetts Municipal Wholesale Electric, Power Supply
    Systems Revenue, Series B                                 6.750     07/01/2008     6,050,000       6,465,393
  Massachusetts State Consumer Loan, Series B (FGIC)          5.500     06/01/2012     6,385,000       6,438,762

                                                                                            (continued on next page)

PAGE 14
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Keystone Tax Free Fund

SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
MASSACHUSETTS (continued)
  Massachusetts State, General Obligation, Consolidated
    Loan, Series C (FGIC)                                     6.600%    11/01/2008   $ 8,000,000     $ 8,952,960
  Massachusetts State Health and Educational Facilities
    Authority, Brigham & Women's Hospital (MBIA)              6.750     07/01/2024     2,000,000       2,159,400
  Massachusetts State Health and Educational Facilities
    Authority, Capital Asset Program (MBIA)                   7.300     10/01/2018     2,000,000       2,181,040
  Massachusetts State Health and Educational Facilities
    Authority, Massachusetts General Hospital, Series F
    (AMBAC)                                                   6.250     07/01/2012     5,000,000       5,457,200
  Massachusetts State Health and Educational Facilities
    Authority, McLean Hospital Issue, Series C                6.500     07/01/2010       500,000         539,710
  Massachusetts State Health and Educational Facilities
    Authority, Milton Hospital, Series B                      7.250     07/01/2005       700,000         767,494
  Massachusetts State Health and Educational Facilities
    Authority, New England Deaconess Hospital                 6.875     04/01/2022       500,000         527,665
  Massachusetts State Health and Educational Facilities
    Authority, New England Deaconess Hospital (AMBAC)         6.875     04/01/2022     2,980,000       3,252,640
  Massachusetts State, Water Pollution Abatement Trust,
    Pooled Loan Program, Series 2                             6.125     02/01/2008        85,000          92,837
  Massachusetts State Water Resources Authority, Series A     7.125     04/01/2000     1,500,000       1,620,480
  Massachusetts State Water Resources Authority, Series A
    (MBIA)                                                    6.000     08/01/2014     1,500,000       1,549,140
  Massachusetts State Water Resources Authority, Series B     4.000     12/01/2018    19,870,000      15,353,748
  Massachusetts State Water Resources Authority, Series B
    (MBIA)                                                    5.000     12/01/2016       250,000         233,490
MICHIGAN
  Monroe County, Michigan, Economic Development
    Corporation, Detroit Edison Company (FGIC)                6.950     09/01/2022     9,500,000      11,383,850
  Okemos, Michigan, Public School District, Series I
    (effective yield 7.35%) (b)                               0.000     05/01/2021    51,525,000      11,080,966
  Romulus, Michigan, Community Schools, Capital
    Appreciation, Series I (effective yield 8.02%) (b)        0.000     05/01/2017    39,490,000      11,206,472
  West Ottawa, Michigan, Public School District, Capital
    Appreciation (effective yield 7.55%) (b)                  0.000     05/01/2015    35,490,000      11,505,148
MINNESOTA
  Dakota County, Minnesota, Single Family Mortgage            8.100     09/01/2012     1,285,000       1,344,611
  Minnesota State Housing Finance Agency, Single Family
    Mortgage, Series D                                        8.000     01/01/2023     1,385,000       1,434,625
MISSISSIPPI
  Harrison County, Mississippi, Wastewater Treatment
    Management                                                8.500     02/01/2013     1,000,000       1,352,510
MISSOURI
  Kansas City, Missouri, Municipal Assistance Corporation,
    Refunding Leasehold, H Roe Bartle, Revenue Bonds,
    Series A                                                  5.000     04/15/2020    11,500,000      10,663,720
  Missouri State Health and Educational Facilities
    Authority, Barnes Jewish Hospital (MBIA)                  5.150     05/15/2010     5,000,000       4,908,150


PAGE 15
--------------------


SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
MISSOURI (continued)
  Missouri State Housing Development Commission, Mortgage
    Revenue, Single Family, Series B                          6.450%    09/01/2027   $ 1,000,000     $ 1,018,750
  University of Missouri, University Improvement Systems
    Facilities                                                5.500     11/01/2023        25,000          24,693
NEBRASKA
  Nebraska Higher Education Loan Program                      6.450     06/01/2018     8,320,000       8,643,981
NEVADA
  Clark County, Nevada, School District, Series A (MBIA)      6.750     03/01/2007     3,000,000       3,245,370
  Clark County, Nevada, Series A (AMBAC)                      7.500     06/01/2009     6,000,000       7,203,780
NEW HAMPSHIRE
  New Hampshire Higher Education & Health Facilities
    Authority, Frisbie Memorial Hospital, Revenue Bonds       6.125     10/01/2013     8,155,000       8,136,325
NEW JERSEY
  Camden County, New Jersey, Municipal Utilities
    Authority, Sewer Revenue                                  5.125     07/15/2017     4,650,000       4,343,890
  Gloucester County, New Jersey Improvement Authority,
    Solid Waste Resource Recovery Revenue, Gloucester
    County Project A                                          8.125     07/01/2010     1,000,000       1,027,070
  New Jersey Health Care Facilities Financing Authority,
    Jersey Shore Medical Center (AMBAC)                       6.125     07/01/2012     1,000,000       1,036,460
  New Jersey Health Care Facilities Financing Authority,
    Kimball Medical Center, Series C                          8.000     07/01/2013     3,000,000       3,211,530
  New Jersey Health Care Facilities Financing Authority,
    St. Elizabeth's Hospital, Series B                        7.750     07/01/1998     1,200,000       1,227,876
NEW MEXICO
  Albuquerque, New Mexico, Joint Water and Sewer System
    Revenue, Series A (FGIC) (effective yield 6.90%) (b)      0.000     07/01/2008     2,950,000       1,590,581
  City of Albuquerque, New Mexico, Hospital System,
    Series A (MBIA)                                           6.375     08/01/2007     1,500,000       1,613,190
  New Mexico Educational Assistance Foundation, Series B      6.300     12/01/2004     2,225,000       2,401,687
  University of New Mexico, University Revenues,
    Subordinate Lien (MBIA)                                   5.375     06/01/2026     3,750,000       3,598,012
NEW YORK
  Battery Park City Authority, New York, Junior Bonds,
    Series A (AMBAC)                                          5.500     11/01/2029     2,000,000       1,946,920
  Metropolitan Transportation Authority, New York,
    Dedicated Tax Fund, Series A (MBIA)                       5.500     04/01/2015     4,500,000       4,493,925
  Metropolitan Transportation Authority, New York,
    Dedicated Tax Fund, Series A (MBIA)                       5.250     04/01/2026    10,250,000       9,751,338
  New York City, New York, City Municipal Water Finance
    Authority, Water & Sewer System, Revenue Bonds,
    Series B (MBIA)                                           5.750     06/15/2026    10,000,000      10,041,600
  New York City, New York, City Municipal Water Finance
    Authority, Water and Sewer System Revenue (FGIC)          7.000     06/15/2015     4,270,000       4,672,618
  New York City, New York, City Municipal Water Finance
    Authority, Water and Sewer System Revenue, Series B       5.875     06/15/2026     7,500,000       7,501,200
  New York City, New York, General Obligation, Fiscal
    1992, Series A                                            5.875     03/15/2011     6,000,000       5,881,620

                                                                                            (continued on next page)

PAGE 16
--------------------
Keystone Tax Free Fund

SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
NEW YORK (continued)
  New York City, New York, General Obligation, Fiscal
    1992, Series A                                            7.750%    08/15/2014   $ 5,125,000     $ 5,885,038
  New York City, New York, General Obligation, Prerefunded
    Balance, Series A                                         7.750     08/15/2008     8,475,000       9,712,774
  New York City, New York, General Obligation, Refunding,
    Series A (FGIC)                                           5.750     08/01/2010       400,000         405,104
  New York City, New York, General Obligation, Series E
    (FGIC)                                                    6.000     08/01/2016     4,500,000       4,620,960
  New York City, New York, General Obligation, Unrefunded
    Balance, Series A                                         7.750     08/15/2008     1,525,000       1,705,880
  New York City, New York, General Obligation, Unrefunded
    Balance, Series A                                         7.750     08/15/2014       335,000         372,979
  New York City, New York, Industrial Special Facility,
    Terminal One Group Association Project                    6.000     01/01/2015     2,500,000       2,496,825
  New York City, New York, Prerefunded, Series A              7.750     08/15/2015     7,980,000       9,163,434
  New York State Care Facilities, New York Hospital,
    Series A                                                  6.800     08/15/2024     3,800,000       4,181,976
  New York State Dormitory Authority Revenue, City
    University Educational Facilities                         6.000     07/01/2026     9,500,000       9,424,095
  New York State Dormitory Authority Revenue, City
    University Educational Facilities (FGIC)                  7.000     07/01/2009     3,780,000       4,447,019
  New York State Dormitory Authority Revenue, City
    University Educational Facilities (FGIC)                  5.375     07/01/2014     1,000,000         984,810
  New York State Dormitory Authority Revenue, Mental
    Health Facility (MBIA)                                    5.125     02/15/2021     7,535,000       7,064,213
  New York State Dormitory Authority Revenue, State
    University Educational Facilities, Refunding, Series B    7.500     05/15/2011    10,500,000      12,274,815
  New York State Dormitory Authority Revenue, State
    University Educational Facilities, Series B (FGIC)        5.250     05/15/2013     9,500,000       8,947,385
  New York State Dormitory Authority Revenue, State
    University Educational Facilities, Series B               5.250     05/15/2019     3,850,000       3,535,956
  New York State Dormitory Authority Revenue, State
    University Educational Facilities, Series C               7.375     05/15/2010     1,100,000       1,267,805
  New York State Energy Research and Development
    Authority, Consolidated Edison Project                    7.750     01/01/2024     7,400,000       7,721,678
  New York State Energy Research and Development
    Authority, Gas Facilities Revenue, Brooklyn Union Gas
    Company Project, Series A                                 5.500     01/01/2021     1,000,000         977,880
  New York State Environmental Facilities Corporation,
    State Water Pollution Control (New York City Water
    Finance Authority) Series E                               6.875     06/15/2010     5,000,000       5,489,450
  New York State Local Government Assistance Corporation,
    Series C                                                  5.500     04/01/2017     2,000,000       1,997,220
  New York State Local Government Assistance Corporation,
    Series D                                                  6.750     04/01/2021       900,000       1,005,462
  New York State Medical Care Facilities, Finance Agency
    Revenue (AMBAC)                                           6.375     11/15/2019     2,255,000       2,388,947
  New York State Medical Care Facilities, Finance Agency
    Revenue (FGIC)                                            6.375     08/15/2014     2,900,000       3,072,463
  New York State Medical Care Facilities, Finance Agency
    Revenue, Health Center Projects, Series A                 6.375     11/15/2019     1,250,000       1,311,275


PAGE 17
--------------------


SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
NEW YORK (continued)
  New York State Medical Care Facilities, Finance Agency
    Revenue, New York Hospital, Series A                       6.750%   08/15/2014   $ 2,000,000     $ 2,194,560
  New York State Medical Care Facilities, Finance Agency
    Revenue, Series A                                          7.700    02/15/2009     5,300,000       5,986,880
  New York State Mortgage Agency, Homeowner Mortgage,
    Series 27                                                  6.900    04/01/2015     4,500,000       4,792,545
  New York State Mortgage Agency, Series A                     6.875    04/01/2017     1,565,000       1,580,321
  New York State Power Authority Revenue and General
    Purpose Revenue                                            7.000    01/01/2018     1,125,000       1,301,479
  New York State Urban Development Corporation Revenue,
    Correctional Capital Facilities, Series 6                  5.375    01/01/2025     4,690,000       4,289,005
  New York State Urban Development Corporation Revenue,
    Correctional Facilities, Refunding, Series A               6.500    01/01/2010    15,920,000      17,052,549
  New York State Urban Development Corporation Revenue,
    Correctional Facilities, Series A                          6.500    01/01/2009       575,000         618,821
  New York State Urban Development Corporation Revenue,
    Correctional Facilities, Series A                          7.500    04/01/2011     9,500,000      10,764,165
  New York, New York, Unrefunded Balance, Series A             7.750    08/15/2015       270,000         300,375
  Niagara Falls, New York, Public Improvement (MBIA)           7.500    03/01/2014       300,000         369,879
  Port Authority, New York and New Jersey, Consolidated
    104th Series (AMBAC)                                       4.750    01/15/2026     3,000,000       2,632,500
  Port Authority, New York and New Jersey, Special
    Obligation Revenue                                         6.750    10/01/2011     4,500,000       4,641,120
  Triborough Bridge and Tunnel Authority, New York,
    General Purpose, Series X                                  6.625    01/01/2012    12,750,000      14,565,855
OHIO
  Adams County, Ohio Valley Local School District              7.000    12/01/2015     2,000,000       2,378,960
  Cleveland, Ohio, Parking Facilities Revenue (MBIA)           5.500    09/15/2022     7,430,000       7,369,446
  Cleveland, Ohio, Public Power Systems, First Mortgage,
    Series A (MBIA)                                            7.000    11/15/2016     7,000,000       8,070,370
  Cleveland, Ohio, Public Power Systems, First Mortgage,
    Series A (MBIA)                                            7.000    11/15/2024     1,000,000       1,163,470
  Columbus, Ohio, General Obligation                          12.375    02/15/2006     1,285,000       1,963,313
  Montgomery County, Ohio, Hospital Revenue, Kettering
    Medical Center (MBIA)                                      6.250    04/01/2020     1,500,000       1,642,440
  Ohio State Building Authority, State Facilities, Adult
    Correctional, Series A (AMBAC)                             5.500    04/01/2016     2,000,000       1,998,960
  Ohio State Higher Educational Facility Commission (MBIA)     6.125    11/15/2017     1,000,000       1,055,870
  Ohio State Housing Finance Agency, Single Family
    Mortgage Revenue, Series C (GNMA)                          9.000    09/01/2018    10,000,000      11,120,500
  Ohio State Turnpike Commission, Turnpike Revenue,
    Series A (MBIA)                                            5.500    02/15/2026     5,000,000       4,914,950
  Ohio State Water Development Authority (AMBAC)               9.375    12/01/2018        30,000          30,975
OKLAHOMA
  Oklahoma State Industrial Authority, Baptist Medical
    Center                                                     7.000    08/15/2014     2,250,000       2,493,495
OREGON
  Oregon Health Sciences University, Revenue Bonds,
    Series A                                                   5.250    07/01/2025     5,000,000       4,671,900
  Western Generation Agency, Oregon, Wauna Cogeneration
    Project, Series B (c)                                      7.400    01/01/2016     3,300,000       3,447,213

                                                                                            (continued on next page)

PAGE 18
--------------------
Keystone Tax Free Fund

SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
PENNSYLVANIA
  Allegheny County, Pennsylvania, Sewer Revenue Refunding
    (FGIC) (effective yield 6.10%) (b)                        0.000%    06/01/2015    $2,500,000     $  866,700
  Beaver County, Pennsylvania, Industrial Development
    Authority, Ohio Edison Project, Series A                  7.750     09/01/2024        80,000         83,880
  Beaver County, Pennsylvania, Ohio Edison (FGIC)             7.000     06/01/2021     4,390,000      4,736,371
  Delaware County, Pennsylvania, Hospital Revenue, Crozier
    Chester Medical Center (Pre-refunded)                     7.500     12/15/2020     2,545,000      2,875,366
  Delaware County, Pennsylvania, Industrial Development
    Authority                                                 7.375     04/01/2021       500,000        542,225
  Delaware County, Pennsylvania, Industrial Development
    Authority, Resource Recovery Project, Series A (LOC
    Security Pacific)                                         8.100     12/01/2013     7,500,000      7,843,575
  Lebanon County, Pennsylvania, Good Samaritan Hospital
    Authority, Project Revenue                                6.000     11/15/2018     2,000,000      1,956,640
  McKeesport, Pennsylvania, Hospital Authority Revenue,
    McKeesport Hospital                                       6.500     07/01/2008       875,000        877,380
  Montgomery County, Pennsylvania, Industrial Development
    and Pollution Control, Philadelphia Electric Company      7.600     04/01/2021       900,000        965,151
  North Penn, Pennsylvania, Water Authority (FGIC)            6.875     11/01/2019     2,500,000      2,860,700
  Pennsylvania Economic Development Financing Authority,
    Resources Recovery, Northampton Project (c)               6.400     01/01/2009     9,500,000      9,405,570
  Pennsylvania Economic Development Financing Authority,
    Resources Recovery, Northampton Project (c)               6.500     01/01/2013     4,000,000      3,954,680
  Pennsylvania Economic Development Financing Authority,
    Resources Recovery, Northampton Project (c)               6.600     01/01/2019     3,800,000      3,751,322
  Pennsylvania Housing Finance Agency, Multi-Family,
    Section 8                                                 8.200     07/01/2024     8,000,000      8,547,120
  Pennsylvania Housing Finance Agency, Residential
    Development, Section 8, Series A                          7.600     07/01/2013     5,545,000      5,936,532
  Pennsylvania Housing Finance Agency, Single Family
    Mortgage, Series P                                        8.000     04/01/2016     3,000,000      3,081,390
  Pennsylvania Housing Finance Agency, Single Family
    Mortgage, Series T                                        7.750     10/01/2009     4,000,000      4,185,920
  Pennsylvania Housing Finance Agency, Single Family
    Mortgage, Series V                                        7.800     04/01/2016     3,950,000      4,097,177
  Pennsylvania Intergovernmental Cooperative Authority,
    Philadelphia Funding (FGIC)                               6.750     06/15/2021     1,910,000      2,158,854
  Pennsylvania State Higher Educational Facilities
    Authority, Allegheny General Hospital, Series A           7.125     09/01/2007     4,000,000      4,355,040
  Pennsylvania State Higher Educational Facilities
    Authority, Thomas Jefferson University, Series A          6.625     08/15/2009       150,000        163,605
  Pennsylvania State Industrial Development Authority         7.000     01/01/2006       500,000        573,780
  Philadelphia, Pennsylvania, Hospital and Higher
    Education Facilities, Albert Einstein Medical Center      7.625     04/01/2011     2,350,000      2,490,459
  Philadelphia, Pennsylvania, Hospital and Higher
    Education Facilities, Albert Einstein Medical Center      7.000     10/01/2021     3,000,000      3,181,260
  Philadelphia, Pennsylvania, Hospital and Higher
    Education Facilities, Community College, Series B
    (MBIA)                                                    6.500     05/01/2007       280,000        309,117


PAGE 19
--------------------


SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
PENNSYLVANIA (continued)
  Philadelphia, Pennsylvania, Municipal Development
    Authority, Criminal Justice Center, Series A (MBIA)        7.100%   11/15/2006   $ 4,095,000     $ 4,575,466
  Philadelphia, Pennsylvania, Water and Wastewater, Linked
    Bull/Bear Forward BPO (FGIC) (d)                          10.000    06/15/2005    10,000,000      13,293,600
  Philadelphia, Pennsylvania, Water and Wastewater (MBIA)      6.250    08/01/2012     1,750,000       1,906,887
  Pittsburgh, Pennsylvania, Urban Redevelopment Authority,
    Multi-Family Housing Mortgage, 1985 Series A               9.250    12/01/2027     3,175,000       3,307,842
  Sayre, Pennsylvania, Health Care Facilities Authority,
    Guthrie Healthcare, Series A                               7.100    03/01/2017     6,350,000       6,849,872
  Westmoreland County, Pennsylvania, Municipal Authority,
    Capital Appreciation, Series C (effective yield 5.69%)
    (b)                                                        0.000    08/15/2015     5,000,000       1,738,050
PUERTO RICO
  Puerto Rico Commonwealth Aquaduct and Sewer Authority
    Revenue Bond                                               5.000    07/01/2019     6,000,000       5,463,780
  Puerto Rico Commonwealth Highway and Transportation
    Authority Revenue, Series Y (FSA)                          5.250    07/01/2015       500,000         487,810
  Puerto Rico Commonwealth, General Obligation, Linked BPO
    (MBIA) (d)                                                 7.000    07/01/2010    13,300,000      15,519,105
  Puerto Rico Commonwealth, General Obligation, Linked BPO
    (AMBAC) (d)                                                7.000    07/01/2010     5,000,000       5,834,250
  Puerto Rico Commonwealth, General Obligation, Refunding      6.450    07/01/2017     3,000,000       3,206,790
  Puerto Rico Electric Power Authority, Refunding,
    Series S                                                   7.000    07/01/2007     2,000,000       2,270,040
  Puerto Rico Electric Power Authority, Series Y (MBIA)        6.500    07/01/2006     4,000,000       4,509,760
  Puerto Rico Industrial, Tourist, Educational, Medical,
    Environmental Control Facilities Finance Authority
    (MBIA)                                                     6.250    07/01/2024     1,500,000       1,578,945
  Puerto Rico Industrial, Tourist, Educational, Medical,
    Environmental Control Facilities Finance Authority         5.500    08/01/2024     1,000,000         879,320
  Puerto Rico Public Buildings Authority, Guaranteed
    Public Education
    and Health Facilities, Series M                            5.700    07/01/2009     1,800,000       1,857,888
  Puerto Rico Public Buildings Authority, Guaranteed
    Public Education and Health Facilities, Series M, Step
    Bond (effective yield 5.74%) (b)                           3.750    07/01/2016     6,250,000       5,779,875
RHODE ISLAND
  Rhode Island State Health and Educational Building
    Corporation, Hospital Financing Revenue, Roger
    Williams General Hospital                                  9.500    07/01/2016     5,710,000       5,819,575
SOUTH CAROLINA
  South Carolina State Ports Authority, Ports Revenue
    (AMBAC)                                                    6.750    07/01/2021     9,000,000       9,604,980
  South Carolina State Public Services Authority, Fixed
    Option Bonds (MBIA)                                        5.342    06/30/2006    10,400,000      10,508,160
TENNESSEE
  Bristol, Tennessee, Health and Education Authority,
    Bristol Memorial Hospital (FGIC)                           6.750    09/01/2010     4,200,000       4,820,676
  Knox County, Tennessee, Health and Educational
    Facilities, Fort Sanders Hospital Alliance, Series B
    (MBIA)                                                     7.250    01/01/2010     7,000,000       8,253,630
  Knox County, Tennessee, Health and Educational
    Facilities, Fort Sanders Hospital Alliance, Series C
    (MBIA)                                                     5.250    01/01/2015     3,500,000       3,373,195

                                                                                            (continued on next page)

PAGE 20
--------------------
Keystone Tax Free Fund

SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
TENNESSEE (continued)
  Metro Government, Nashville & Davidson Counties,
    Tennessee, Step Bond (FGIC) (effective yield 4.26%)
    (b)                                                       0.000%    01/01/2012   $ 9,000,000     $ 9,716,220
  Tennessee Housing Development Authority, Home Ownership
    Program, Issue H                                          7.825     07/01/2015     5,655,000       5,782,860
TEXAS
  Alliance Airport Authority Income, Texas, Federal
    Express Corporation Project                               6.375     04/01/2021    14,500,000      14,525,375
  Austin, Texas, Utility Systems Capital Appreciation
    (AMBAC) (effective yield 6.80%) (b)                       0.000     11/15/2011    12,000,000       5,221,200
  Bexar, Texas, Metropolitan Water District Waterworks
    Systems, Prerefunded (AMBAC)                              6.625     05/01/2014     1,825,000       2,026,133
  Bexar, Texas, Metropolitan Water District Waterworks
    Systems, Unrefunded Balance (AMBAC)                       6.625     05/01/2014        25,000          26,839
  Brazos River Authority, Texas Revenue Refunding, Houston
    Light and Power Company, Project C                        8.100     05/01/2019     8,500,000       9,061,935
  Brownsville, Texas, Utility System Revenue (MBIA)           6.250     09/01/2014     2,400,000       2,632,848
  Cypress-Fairbanks, Texas, Independent School District,
    Capital Appreciation, Series A (effective yield 6.03%)
    (b)                                                       0.000     02/15/2013     6,675,000       2,707,981
  Fort Bend County, Texas, Levee Improvement (MBIA)           6.900     09/01/2020     1,165,000       1,277,224
  Fort Bend County, Texas, Levee Improvement District # 11
    (MBIA)                                                    6.900     09/01/2018     1,245,000       1,364,931
  Fort Bend County, Texas, Levee Improvement District # 11
    (MBIA)                                                    6.900     09/01/2019     1,000,000       1,093,040
  Harris County, Texas, Flood Control District (effective
    yield 7.20%) (b)                                          0.000     10/01/2006     7,000,000       3,798,200
  Harris County, Texas, Health Facilities Development
    Corporation                                               6.600     06/01/2014     5,000,000       5,225,900
  Harris County, Texas, Health Facilities Development
    Corporation, Hermann Hospital Project (MBIA)              6.375     10/01/2017     2,480,000       2,623,344
  Harris County, Texas, Health Facilities, Memorial
    Hospital System                                           7.125     06/01/2015     2,525,000       2,714,956
  Harris County, Texas, Senior Lien, Toll Road, Series A
    (MBIA)                                                    6.375     08/15/2024     4,000,000       4,307,080
  Harris County, Texas, Toll Road                             7.000     08/15/2010     3,000,000       3,504,660
  Houston, Texas, Airport System Revenue, Senior Lien         8.200     07/01/2017     4,565,000       4,885,189
  Houston, Texas, General Obligation                          7.000     03/01/2008    15,000,000      17,460,000
  Houston, Texas, Hotel Occupancy Tax, Refunding, Senior
    Lien, Revenue Bonds                                       5.500     07/01/2015     3,000,000       2,982,420
  Houston, Texas, Water and Sewer System Revenue,
    Refunding, Junior Lien, Series C (effective yield
    6.85%) (b)                                                0.000     12/01/2010     2,700,000       1,257,930
  Houston, Texas, Water and Sewer System Revenue, Series C
    (effective yield 6.90%) (b)                               0.000     12/01/2011    13,000,000       5,699,980
  Lower Colorado River Authority, Texas, Series B (AMBAC)
    (effective yield 7.05%) (b)                               0.000     01/01/2005     2,135,000       1,436,492
  Northwest Texas, Independent School District, Capital
    Appreciation (AMBAC) (effective yield 7.28%) (b)          0.000     08/15/2010     3,690,000       1,744,853
  Rio Grande Valley, Texas, Health Facilities Corporation,
    Hospital Revenue, Baptist Medical Center Project
    (MBIA)                                                    8.000     08/01/2017     1,085,000       1,159,355


PAGE 21
--------------------


SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
TEXAS (continued)
  Tarrant County, Texas, Health Facilities Development
    Revenue, Harris Methodist Health System, Series A
    (AMBAC)                                                    5.125%   09/01/2018   $ 5,000,000     $ 4,638,300
  Tarrant County, Texas, Housing Finance Corporation,
    Series A (MBIA) (effective yield 11.00%) (b)               0.000    09/15/2016     6,415,000       2,010,397
  Texas Housing Agency, Residential Development, Series D      8.400    01/01/2021     4,085,000       4,260,369
  Texas Housing Agency, Single Family Mortgage                 8.200    03/01/2016     2,525,000       2,590,423
  Texas Municipal Power Agency, Capital Appreciation
    (effective yield 9.62%) (b)                                0.000    09/01/2008     4,500,000       2,426,670
  Texas Municipal Power Agency (effective yield 9.13%) (b)     0.000    09/01/2006     4,455,000       2,721,426
  Texas Municipal Power Agency, Refunding Bonds (MBIA)         5.250    09/01/2012       175,000         170,933
  Texas Municipal Power Agency, Revenue Bonds                  6.100    09/01/2009       130,000         140,574
  Texas State, Linked RIBs/SAVRs (d)                           6.200    09/30/2011     5,000,000       5,377,350
  Titus County, Texas, Water District #1, Southwest
    Electric Power                                             8.200    08/01/2011     9,000,000      10,296,090
  Tomball, Texas, Hospital Authority, Tomball Regional
    Hospital                                                   6.125    07/01/2023    11,000,000      10,698,270
  University of Texas, University Revenues, Prerefunded
    Balance, Series B                                          6.750    08/15/2013       705,000         781,796
  University of Texas, University Revenues, Unrefunded
    Balance, Series B                                          6.750    08/15/2013     1,475,000       1,604,240
  Waller, Texas, General Obligation, Independent School
    District                                                   5.250    02/15/2021     3,450,000       3,278,086
UTAH
  Intermountain Power Agency, Utah, Power Supply, Series B    10.375    07/01/2011     3,000,000       3,593,820
  Intermountain Power Agency, Utah, Power Supply, Series C
    (effective yield 21.29%) (b)                               0.000    07/01/2020     6,500,000       1,033,240
  Intermountain Power Agency, Utah, Power Supply, Series D     8.375    07/01/2012     3,020,000       3,151,189
  Intermountain Power Agency, Utah, Power Supply,
    Series G, Step Bond (effective yield 7.65%) (b)            0.000    07/01/2012    24,350,000      24,311,040
  Murray City, Utah, Hospital Revenue, Health Services
    Incorporated (MBIA)                                        4.750    05/15/2020     4,145,000       3,605,611
  Utah State Housing Finance Agency, Single Family
    Mortgage, Series C 2                                       7.950    07/01/2010       325,000         344,058
VERMONT
  Vermont Housing Finance Agency, Single Family, Series 1      8.150    05/01/2025     1,485,000       1,566,526
VIRGINIA
  Fairfax County, Virginia, Industrial Development
    Authority                                                  5.000    08/15/2023     9,355,000       8,463,375
  Fredericksburg, Virginia, Industrial Development
    Authority, Hospital Facilities Revenue, Medicorp
    Health System Obligation (AMBAC)                           5.250    06/15/2023     3,500,000       3,309,075
  Hampton Roads, Virginia, Regional Jail Authority,
    Regional Jail Facilities Revenue, Series A (MBIA)          5.625    07/01/2016     5,850,000       5,904,288
  Pittsylvania County, Virginia, Industrial Development
    Authority, Series A (c)                                    7.450    01/01/2009     2,000,000       2,089,560
  Virginia State Housing Development Authority,
    Residential Mortgage, Series B (effective yield
    10.62%) (b)                                                0.000    09/01/2014       790,000         126,866
  Virginia State Transportation Board Revenue, North
    Virginia Transportation District, Series A                 5.125    05/15/2016     2,600,000       2,493,270
  Winchester, Virginia, Industrial Development Hospital
    Revenue, Winchester Medical Center (AMBAC)                 6.150    01/01/2015     2,300,000       2,170,303

                                                                                            (continued on next page)

PAGE 22
--------------------
Keystone Tax Free Fund

SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
VIRGINIA (continued)
  Winchester, Virginia, Industrial Development Hospital
    Revenue, Winchester Medical Center (AMBAC)                6.300%    01/01/2015   $ 3,200,000   $    3,033,024
WASHINGTON
  Tacoma, Washington, Electric Systems Revenue, Linked
    RIBs/SAVRs (AMBAC) (d)                                    6.514     01/02/2015    12,000,000       12,747,480
  Washington Public Power Supply System, Nuclear Project
    #3 (effective yield 10.09%) (b)                           0.000     07/01/2012     4,000,000        1,642,680
  Washington State General Obligation, Series A               5.375     07/01/2021    10,000,000        9,664,000
  Washington State General Obligation, Series B               5.500     05/01/2018    14,000,000       13,946,240
  Washington State Health Care Facilities Authority,
    Multi-Care Medical Center of Tacoma (FGIC)                7.875     08/15/2011     1,300,000        1,393,132
WISCONSIN
  Wisconsin Health and Education Facilities Authority,
    Bellin Memorial Hospital, Incorporated (Pre-refunded)     7.625     04/01/2019     5,000,000        5,452,500
  Wisconsin Housing and Economic Development Authority,
    Home Ownership                                            8.000     03/01/2021     1,195,000        1,248,883
  Wisconsin State, General Obligation, Series 2               5.125     11/01/2011     5,000,000        4,938,500
WYOMING
  Wyoming Community Development Authority, Housing
    Revenue, Series 5                                         6.250     06/01/2027    10,000,000       10,021,300
  Wyoming Community Development Authority, Single Family
    Mortgage, Series B                                        8.125     06/01/2021     2,610,000        2,737,759
----------------------------------------------------------    ------    ----------    ----------   --------------
TOTAL MUNICIPAL BONDS (Cost--$1,448,532,894)                                                        1,527,775,935
----------------------------------------------------------    ------    ----------    ----------   --------------
TEMPORARY TAX-EXEMPT INVESTMENTS (1.0%)
  California Health Facilities Financing Authority
    Revenue, St. Joseph Health, Series A (a)                  5.000     07/01/2013       295,000          295,000
  Dade County, Florida, Water & Sewer System Revenue
    (FGIC) (a)                                                4.000     10/05/2022     2,235,000        2,235,000
  Los Angeles County, California, Pension, Series C (a)       3.900     06/30/2007       975,000          975,000
  Massachusetts State Health and Educational Facilities
    Authority Revenue, Capital Assets Program, Series D
    (MBIA) (a)                                                4.900     01/01/2035     2,240,000        2,240,000
  Missouri State Health and Educational Facilities
    Authority Revenue, Christian Health Services, Series B
    (a)                                                       4.050     12/01/2019     1,635,000        1,635,000
  New York City, New York, General Obligation, Series B,
    Subseries B3 (a)                                          5.000     08/15/2004       160,000          160,000
  New York City, New York, General Obligation, Subseries
    A8 (a)                                                    5.000     06/15/2024         5,000            5,000
  Peninsula Ports Authority, Virginia, Ports Authority
    Revenue (a)                                               5.000     12/01/2005     2,000,000        2,000,000
  Perry County, Mississippi, Pollution Control Revenue,
    Leaf River Forest Project (a)                             5.000     03/01/2002     2,000,000        2,000,000
  Sayre, Pennsylvania, Health Care Facilities Authority
    Revenue, Series K (AMBAC) (a)                             4.000     12/01/2020     1,495,000        1,495,000
  Uinta County, Wyoming, Pollution Control Revenue,
    Chevron USA Incorporated Project (a)                      5.000     08/15/2020     1,000,000        1,000,000


PAGE 23
--------------------


SCHEDULE OF INVESTMENTS--December 31, 1996

                                                              Coupon     Maturity     Principal        Market
                                                               Rate        Date         Amount          Value
----------------------------------------------------------    ------    ----------    ----------   --------------
TEMPORARY TAX-EXEMPT INVESTMENTS (continued)
  Washington State Health Care Facilities Authority
    Revenue, Sisters of Providence, Series D (a)              5.000%    10/01/2005     $850,000    $      850,000
----------------------------------------------------------    ------    ----------    ----------   --------------
TOTAL TEMPORARY TAX-EXEMPT INVESTMENTS (Cost--$14,890,000)                                             14,890,000
----------------------------------------------------------    ------    ----------    ----------   --------------
TOTAL INVESTMENTS (Cost--$1,463,422,894) (e)                                                        1,542,665,935
OTHER ASSETS AND LIABILITIES--NET (1.0%)                                                               15,219,857
----------------------------------------------------------    ------    ----------    ----------   --------------
NET ASSETS (100.0%)                                                                                $1,557,885,792
----------------------------------------------------------    ------    ----------    ----------   --------------

(a) Security is a variable or floating rate instrument with periodic demand features. The Fund is entitled to full payment of principal and accrued interest upon surrendering the security to the issuing agent.
(b) Effective yield (calculated at date of purchase) is the annual yield at which the bond accretes until its maturity date.
(c) Securities that may be resold to "qualified institutional buyers" under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as mended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.
(d) At the discretion of the portfolio manager, these securities may be separated into securities with interest or principal payments that are linked to another rate or index and therefore would be considered derivative securities (see Note 1).
(e) The cost of investments for federal income tax purposes amounted to $1,463,520,567. Gross unrealized appreciation and unrealized depreciation of investments, based on identified tax cost, at December 31, 1996 are as follows:

Gross unrealized appreciation      $86,747,523
Gross unrealized depreciation       (7,602,155)
                                  -------------
Net unrealized appreciation        $79,145,368
                                  -------------

Legend of Portfolio Abbreviations:
AMBAC--American Municipal Bond Assurance Corp.
ETM--Escrowed to Maturity
FGIC--Federal Guaranty Insurance Co.
FSA--Financial Security Assurance
GNMA--Government National Mortgage Association
LOC--Line of Credit
MBIA--Municipal Bond Investors Assurance Corp.
BPO--Bond Payment Obligation
SAVRs--Select Auction Variable Rate Securities
RIBs--Residual Interest Bonds
ACES--Auction Rate Securities

See Notes to Financial Statements.

PAGE 24
--------------------
Keystone Tax Free Fund

FINANCIAL HIGHLIGHTS
(For a share outstanding throughout each year)


                                                               Year Ended December 31,
                                       1996         1995         1994         1993         1992          1991
 ================================    =========    =========    =========    =========    =========   ===========

Net asset value beginning of
  year                              $     7.86   $     7.10   $     8.12   $     8.04   $     8.07    $     7.90
 --------------------------------      -------      -------      -------      -------      -------     ---------
Income from investment
  operations:
Net investment income                     0.41         0.41         0.37         0.39         0.46          0.46
Net realized and unrealized gain
  (loss) on investments and
  closed futures contracts               (0.17)        0.74        (0.96)        0.48         0.12          0.36
 --------------------------------      -------      -------      -------      -------      -------     ---------
Total from investment operations          0.24         1.15        (0.59)        0.87         0.58          0.82
 --------------------------------      -------      -------      -------      -------      -------     ---------
Less distributions from:
Net investment income                    (0.39)       (0.39)       (0.37)       (0.39)       (0.46)        (0.46)
In excess of net investment
  income                                  0.00         0.00        (0.06)       (0.06)       (0.04)        (0.07)
Net realized gain on investments          0.00         0.00         0.00        (0.33)       (0.11)        (0.12)
In excess of net realized gain
  on investments                          0.00         0.00         0.00        (0.01)        0.00          0.00
 --------------------------------      -------      -------      -------      -------      -------     ---------
Total distributions                      (0.39)       (0.39)       (0.43)       (0.79)       (0.61)        (0.65)
 --------------------------------      -------      -------      -------      -------      -------     ---------
Net asset value end of year         $     7.71   $     7.86   $     7.10   $     8.12   $     8.04    $     8.07
 ================================      =======      =======      =======      =======      =======     =========
Total Return (b)                          3.15%       16.61%       (7.34%)      11.15%        7.55%        10.80%
 ================================      =======      =======      =======      =======      =======     =========
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                           0.87%(c)     0.95%(c)     1.55%        1.66%        1.38%         1.75%
 Net investment income                    5.34%        5.41%        4.92%        4.72%        5.71%         5.78%
Portfolio turnover rate                     69%          56%          84%          76%          78%           77%
 --------------------------------      -------      -------      -------      -------      -------     ---------
Net assets end of year
  (thousands)                       $1,557,886   $1,204,468   $1,197,727   $1,548,503   $1,453,199    $1,146,185
 ================================      =======      =======      =======      =======      =======     =========


                                                  Year Ended December 31,
                                     1990 (a)       1989         1988          1987
 ================================    =========    =========    =========   ===========

Net asset value beginning of
  year                              $     8.06    $   8.18     $   8.09      $   8.85
 --------------------------------      -------      -------      -------     ---------
Income from investment
  operations:
Net investment income                     0.52        0.57         0.55          0.56
Net realized and unrealized gain
  (loss) on investments and
  closed futures contracts               (0.01)       0.15         0.30         (0.58)
 --------------------------------      -------      -------      -------     ---------
Total from investment operations          0.51        0.72         0.85         (0.02)
 --------------------------------      -------      -------      -------     ---------
Less distributions from:
Net investment income                    (0.52)      (0.60)       (0.63)        (0.64)
In excess of net investment
  income                                 (0.03)       0.00         0.00          0.00
Net realized gain on investments         (0.12)      (0.24)       (0.13)        (0.10)
In excess of net realized gain
  on investments                          0.00        0.00         0.00          0.00
 --------------------------------      -------      -------      -------     ---------
Total distributions                      (0.67)      (0.84)       (0.76)        (0.74)
 --------------------------------      -------      -------      -------     ---------
Net asset value end of year         $     7.90    $   8.06     $   8.18      $   8.09
 ================================      =======      =======      =======     =========
Total Return (b)                          6.66%       9.11%       10.89%        (0.14%)
 ================================      =======      =======      =======     =========
Ratios/supplemental data
Ratios to average net assets:
 Total expenses                           1.18%       1.23%        1.79%         1.70%
 Net investment income                    6.54%       6.94%        6.74%         6.80%
Portfolio turnover rate                     64%         69%          61%           43%
 --------------------------------      -------      -------      -------     ---------
Net assets end of year
  (thousands)                       $1,060,826    $901,912     $903,132      $894,768
 ================================      =======      =======      =======     =========

(a) Calculation based on average shares outstanding.

(b) Excluding applicable sales charges.

(c) Ratio of total expenses to average net assets includes indirectly paid expenses. Excluding indirectly paid expenses, the expense ratio would have been 0.86% and 0.94% for the years ended December 31, 1996 and 1995, respectively.

See Notes to Financial Statements.

PAGE 25
--------------------

STATEMENT OF ASSETS AND LIABILITIES
December 31, 1996

Assets (Note 2)
  Investments at market value
    (identified cost--$1,463,422,894)                  $1,542,665,935
  Receivable for:
   Investments sold                                         3,000,875
   Fund shares sold                                           161,661
   Interest                                                25,970,285
  Other assets                                                166,675
-------------------------------------------------        ----------
    Total assets                                        1,571,965,431
-------------------------------------------------        ----------
Liabilities (Note 2)
  Payable for:
   Investments purchased                                    4,919,751
   Fund shares redeemed                                     2,049,565
   Distributions to shareholders                            6,333,173
  Accrued Trustees' fees and expenses                           3,006
  Other accrued expenses                                      774,144
-------------------------------------------------        ----------
    Total liabilities                                      14,079,639
-------------------------------------------------        ----------
Net assets                                             $1,557,885,792
-------------------------------------------------        ----------
Net assets represented by
  Paid-in capital                                      $1,489,589,329
  Undistributed net investment income                       2,957,507
  Accumulated net realized loss on investments and
    closed futures contracts                              (13,904,085)
  Net unrealized appreciation on investments               79,243,041
-------------------------------------------------        ----------
    Total net assets                                   $1,557,885,792
-------------------------------------------------        ----------
Net asset value per share (Note 2)
  Net asset value of $1,557,885,792 / 201,937,602
    outstanding shares of beneficial interest          $         7.71
=================================================        ==========



STATEMENT OF OPERATIONS
Year Ended December 31, 1996

Investment income
  Interest                                                 $ 97,670,668
------------------------------------       ---------        ----------
Expenses (Notes 4, 5 and 6)
  Investment management fee               $  6,642,609
  Distribution Plan expenses                 4,706,968
  Transfer agent fees                        1,591,303
  Other administrative service fees            666,547
  Trustees' fees and expenses                   48,506
  Reimburseable accounting expenses             19,501
------------------------------------       ---------        ----------
   Total expenses                           13,675,434
  Less: Expenses paid indirectly              (172,145)
------------------------------------       ---------        ----------
  Net expenses                                               13,503,289
------------------------------------       ---------        ----------
  Net investment income                                      84,167,379
------------------------------------       ---------        ----------
Net realized and unrealized loss on
 investments (Note 3)
  Net realized gain on investments          15,476,735
  Net change in unrealized
    appreciation or depreciation on
    investments (Note 7)                   (48,955,108)
------------------------------------       ---------        ----------
  Net realized and unrealized loss on
    investments                                             (33,478,373)
------------------------------------       ---------        ----------
  Net increase in net assets resulting
    from operations                                        $ 50,689,006
====================================       =========        ==========


See Notes to Financial Statements.

PAGE 26
--------------------
Keystone Tax Free Fund

STATEMENTS OF CHANGES IN NET ASSETS

                                                                        Year Ended December
                                                                        31, 1996            1995
=====================================================================   ================    ==================

Operations
  Net investment income                                                   $   84,167,379      $   65,921,672
  Net realized gain on investments and closed futures contracts               15,476,735           8,930,765
  Net change in unrealized appreciation or depreciation on
    investments                                                              (48,955,108)        113,250,664
-------------------------------------------------------------------        ------------        --------------
   Net increase in net assets resulting from operations                       50,689,006         188,103,101
-------------------------------------------------------------------        ------------        --------------
Distributions to shareholders from net investment income (Note 1)            (79,617,449)        (63,827,615)
-------------------------------------------------------------------        ------------        --------------
Capital share transactions (Notes 2 and 7)
  Shares issued in connection with the acquisition of Keystone
   Tax Exempt Trust                                                          658,278,376                   0
  Proceeds from shares sold                                                  107,614,922         133,114,586
  Payment for shares redeemed                                               (424,558,360)       (283,907,474)
  Net asset value of shares issued in reinvestment of dividends and
    distributions                                                             41,011,255          33,258,548
-------------------------------------------------------------------        ------------        --------------
  Net increase (decrease) in net assets resulting from capital share
    transactions                                                             382,346,193        (117,534,340)
-------------------------------------------------------------------        ------------        --------------
   Total increase in net assets                                              353,417,750           6,741,146
Net assets
  Beginning of year                                                        1,204,468,042       1,197,726,896
-------------------------------------------------------------------        ------------        --------------
  End of year [including undistributed net investment income
    (accumulated distributions in excess of net investment income)
    as follows: 1996--$2,957,507 and 1995--($1,663,086)]                  $1,557,885,792      $1,204,468,042
===================================================================        ============        ==============

See Notes to Financial Statements.

PAGE 27
--------------------

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

Keystone Tax Free Fund (the "Fund") is a Massachusetts business trust for which Keystone Investment Management Company ("Keystone") is the Investment Adviser and Manager. Keystone was formerly a wholly-owned subsidiary of Keystone Investments, Inc. ("KII") and is currently a subsidiary of First Union Keystone, Inc. First Union Keystone, Inc. is a wholly-owned subsidiary of First Union National Bank of North Carolina which in turn is a wholly-owned subsidiary of First Union Corporation ("First Union"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end investment company. The Fund's investment objective is to provide shareholders with the highest possible current income, exempt from federal income taxes, while preserving capital by investing in high quality municipal bonds.

  The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Fund.

A. Valuation of Securities

Tax-exempt bonds are valued at prices provided by an independent pricing service. In determining value for normal institutional-size transactions, the pricing service uses methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Securities for which valuations are not available from an independent pricing service (including restricted securities) are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.

  Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value. Short-term securities with greater than 60 days to maturity are valued at market value.

B. Futures Contracts

In order to gain exposure to or protect against changes in security values, the Fund may buy and sell futures contracts.

  The initial margin deposited with a broker when entering into a futures transaction is subsequently adjusted by daily payments or receipts as the value of the contract changes. Such changes are recorded as unrealized gains or losses. Realized gains or losses are recognized on closing the contract.

  Risks of entering into futures contracts include (i) the possibility of an illiquid market for the contract, (ii) the possibility that a change in the value of the contract may not correlate with changes in the value of the underlying instrument or index, and (iii) the credit risk that the other party will not fulfill their obligations under the contract. Futures contracts also involve elements of market risk in excess of the amount reflected in the statement of assets and liabilities.

C. Derivative Securities

The Fund may invest in derivative securities. A derivative security is any investment that derives its value from an underlying security, asset or market index. Greater market fluctuations may result if these securities are leveraged. The Fund invests in these

PAGE 28
--------------------
Keystone Tax Free Fund

types of securities as it is consistent with its investment objectives.

D. Security Transactions and Investment Income

Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes amortization of discounts and premiums.

E. Federal Income Taxes

The Fund has qualified and intends to qualify in the future as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Fund is relieved of any federal income tax liability by distributing all of its net taxable investment income and net taxable capital gains, if any, to its shareholders. The Fund also intends to avoid excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income taxes is required.

F. Distributions

The Fund declares dividends from net investment income daily and distributes such dividends monthly. The Fund distributes net capital gains, if any, at least, annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.

  Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to differing treatment of market discount on securities.

2. Capital Share Transactions

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with no par value. Transactions in shares of the Fund were as follows:

                                         Year ended December 31,
                                          1996            1995
 =================================    ============   ==============
Shares issued in connection with
  the acquisition of Keystone Tax
  Exempt Trust (Note 7)                84,656,452          -0-
Shares sold                            14,063,760       17,669,831
Shares redeemed                       (55,439,349)     (37,618,182)
Shares issued in reinvestment of
dividends and distributions             5,361,695        4,437,352
 ---------------------------------    ------------   --------------
Net increase (decrease)                48,642,558      (15,510,999)
 =================================    ============   ==============

3. Securities Transactions

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities and U.S. government securities) for the year ended December 31, 1996 were $1,379,241,478 and $1,041,052,842, respectively.

  As of December 31, 1996, the Fund has a capital loss carryover for federal income tax purposes of approximately $13,723,000 which expires as follows:
$10,370,000--2002 and $3,353,000--2003.

4. Distribution Plans

The Fund bears some of the costs of selling its shares under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Under the Distribution Plan, the Fund pays its principal underwriter amounts which are calculated and paid monthly.

  Prior to December 11, 1996, Evergreen Keystone Investment Services, Inc. (formerly, Keystone Investment Distributors Company) ("EKIS"), a wholly-owned subsidiary of Keystone, served as the Fund's principal underwriter. On December 11, 1996, the Fund entered into a principal underwriting agreement with Evergreen Keystone Distributor, Inc. (formerly, Evergreen Funds Distributor, Inc.) ("EKD"), a wholly-owned subsidiary of

PAGE 29
--------------------

BISYS Group Inc. At that time, EKD replaced EKIS as the Fund's principal underwriter.

  Under the Distribution Plan, the Fund pays a distribution fee which may not exceed 1.00% of the Fund's average daily net assets, of which 0.75% is used to pay distribution expenses and 0.25% may be used to pay shareholder service fees.

  During the year ended December 31, 1996, the Fund received $696,350 in contingent deferred sales charges. Contingent deferred sales charges paid by redeeming shareholders may be paid to EKIS and/or EKD.

  The Distribution Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares. However, after the termination of the Distribution Plan, and subject to the discretion of the Independent Trustees, payments to EKIS and/or EKD may continue as compensation for services which had been earned while the Distribution Plan was in effect.

  EKD intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. EKD intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits.

5. Investment Management Agreement and Other Affiliated Transactions

Under an investment advisory agreement dated December 11, 1996, Keystone serves as the Investment Adviser and Manager to the Fund. Keystone provides the Fund with investment advisory and management services. In return, Keystone is paid a management fee, computed and paid daily, at an annual rate of 2.00% of the Fund's gross investment income plus an amount determined by applying percentage rates starting at 0.50% and declining as net assets increase to 0.25% per annum, to the average daily net asset value of the Fund.

  Prior to December 11, 1996, Keystone Management, Inc. ("KMI"), a wholly-owned subsidiary of Keystone, served as Investment Manager to the Fund and provided investment management and administrative services. Under an investment advisory agreement between KMI and Keystone, Keystone served as the Investment Adviser and provided investment advisory and management services to the Fund. In return for its services, Keystone received an annual fee equal to 85% of the management fee received by KMI.

  In providing or obtaining additional operating services, facilities and supplies to the Fund, KMI had incurred administrative expenses of $666,547 which consisted of $533,237 for custodian fees, $18,769 for audit and legal and $114,541 for printing, registration, insurance and other miscellaneous expenses. KMI has been reimbursed for these expenses by the Fund.

  During the year ended December 31, 1996, the Fund paid or accrued $19,501 to Keystone for certain accounting services.

  Officers of the Fund and affiliated Trustees receive no compensation directly from the Fund.

6. Expense Offset Arrangement

The Fund has entered into an expense offset arrangement with its custodian. For the year ended December 31, 1996, the Fund incurred total custody fees of $533,237 and received a credit of $172,145 pursuant to this expense offset arrangement, resulting in a net custody expense of $361,092. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

7. Fund Reorganization

On February 29, 1996, the Fund acquired the net assets of Keystone Tax Exempt Trust in exchange for

PAGE 30
--------------------
Keystone Tax Free Fund

shares of the Fund pursuant to a plan of reorganization approved by the shareholders of Keystone Tax Exempt Trust on February 29, 1996. The acquisition was accomplished by a tax-free exchange of shares of the Fund for the net assets of Keystone Tax Exempt Trust. The net assets of Keystone Tax Exempt Trust on that date, including $40,609,975 of unrealized appreciation on investments, were combined with the Fund. The aggregate net assets of the Fund and Tax Exempt Trust immediately before the acquisition were $1,142,691,716 and $658,278,376, respectively. The net assets of the Fund immediately after the acquisition were $1,800,970,092.

PAGE 31
--------------------

INDEPENDENT AUDITORS' REPORT

The Trustees and Shareholders
Keystone Tax Free Fund

We have audited the accompanying statement of assets and liabilities of Keystone Tax Free Fund, including the schedule of investments, as of December 31, 1996, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the ten-year period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Tax Free Fund, as of December 31, 1996 the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the ten-year period then ended in conformity with generally accepted accounting principles.

                                                         KPMG Peat Marwick LLP

Boston, Massachusetts
January 31, 1997

PAGE 32
--------------------
Keystone Tax Free Fund

FEDERAL TAX STATUS-FISCAL 1996 DISTRIBUTIONS
(Unaudited)

The per share distributions paid to you for fiscal 1996, whether taken in shares or cash, are as follows:

     Income Dividends
 Tax-exempt       Taxable
------------    -----------
    $0.39          $0.00
============    ===========

In January 1997 complete information on calendar year 1996 distributions was forwarded to you to assist in completing your 1996 federal income tax return.

PAGE 33
--------------------

Additional Information
(Unaudited)

Shareholders of the Fund considered and acted upon the proposals listed below at a special meeting of shareholders held Monday, December 9, 1996. In addition, next to each proposal are the results of that vote.

1. To elect the following Trustees:

                                Affirmative     Withheld
============================     ===========   ===========
Frederick Amling                144,022,770     4,053,136
Laurence B. Ashkin              143,990,875     4,085,031
Charles A. Austin III           144,085,020     3,990,886
Foster Bam                      143,983,688     4,092,218
George S. Bissell               143,979,383     4,096,523
Edwin D. Campbell               144,015,759     4,060,147
Charles F. Chapin               144,037,486     4,038,420
K. Dun Gifford                  144,088,419     3,987,487
James S. Howell                 143,983,258     4,092,648
Leroy Keith, Jr.                144,096,560     3,979,346
F. Ray Keyser, Jr.              143,988,564     4,087,342
Gerald M. McDonell              144,031,045     4,044,861
Thomas L. McVerry               144,024,241     4,051,665
William Walt Pettit             144,010,323     4,065,583
David M Richardson              144,101,685     3,974,221
Russell A. Salton, III M.D.     144,092,464     3,983,442
Michael S. Scofield             144,026,816     4,049,090
Richard J. Shima                144,066,939     4,008,967
Andrew J. Simons                144,068,774     4,007,132

2. To approve an Investment Advisory and Management Agreement between the Fund and Keystone Investment Management Company.

Affirmative      139,291,841
Against            3,308,095
Abstain            5,475,971

PAGE 34
--------------------
Keystone Tax Free Fund

                             Keystone's Services
                               for Shareholders

    KEYSTONE AUTOMATED RESPONSE LINE (KARL)--Receive up-to-date account information on your balance, last transaction and recent Fund distribution. You may also process transactions such as investments, redemptions and exchanges using a touch-tone telephone as well as receive quotes on price, yield, and total return of your Keystone Fund. Call toll-free, 1-800-346-3858.

   EASY ACCESS TO INFORMATION ON YOUR ACCOUNT--Information about your Keystone account is available 24 hours a day through KARL. To speak with a Shareholder Services representative about your account, call toll-free 1-800-343-2898 between 8:00 A.M. and 6:00 P.M. Eastern time. Retirement Plan investors should call 1-800-247-4075.

   ADDITIONS TO YOUR ACCOUNT--You can buy additional shares for your account at any time, with no minimum additional investment.

   REINVESTMENT OF DISTRIBUTIONS--You can compound the return on your investment by automatically reinvesting your Fund's distributions at net asset value with no sales charge.

   EXCHANGE PRIVILEGE--You may move your money among funds in the same Keystone family quickly and easily for a nominal service fee. KARL gives you the added ability to move your money any time of day, any day of the week. Keystone offers a variety of funds with different investment objectives for your changing investment needs.

   ELECTRONIC FUNDS TRANSFER (EFT)--Referred to as the "paper-less transaction," EFT allows you to take advantage of a variety of preauthorized account transactions, including automatic monthly investments and systematic monthly or quarterly withdrawals. EFT is a quick, safe and accurate way to move money between your bank account and your Keystone account.

   CHECK WRITING--Shareholders of Keystone Liquid Trust may exercise the check writing privilege to draw from their accounts.

   EASY REDEMPTION--KARL makes redemption services available to you 24 hours a day, every day of the year. The amount you receive may be more or less than your original account value depending on the value of fund shares at time of redemption.

   RETIREMENT PLANS--Keystone offers a full range of retirement plans, including IRA, SEP-IRA, profit sharing, money purchase, and defined contribution plans. For more information, please call Retirement Plan Services, toll-free at 1-800-247-4075.

   Keystone is committed to providing you with quality, responsive account service. We will do our best to assist you and your financial adviser in carrying out your investment plans.

                      THIS PAGE INTENTIONALLY LEFT BLANK

[wrap cover]
                                    KEYSTONE
                                FAMILY OF FUNDS

                                    [diamond]

                              Balanced Fund (K-1)
                          Diversified Bond Fund (B-2)
                          Growth and Income Fund (S-1)
                          High Income Bond Fund (B-4)
                            International Fund Inc.
                                  Liquid Trust
                           Mid-Cap Growth Fund (S-3)
                         Precious Metals Holdings, Inc.
                            Quality Bond Fund (B-1)
                        Small Company Growth Fund (S-4)
                          Strategic Growth Fund (K-2)
                                 Tax Free Fund


This report was prepared primarily for the information of the Fund's shareholders. It is authorized for distribution if preceded or accompanied by the Fund's current prospectus. The prospectus contains important information about the Fund including fees and expenses. Read it carefully before you invest or send money. For a free prospectus on other Evergreen Keystone funds, contact your financial adviser or call Evergreen Keystone.

[GRAPHIC] Evergreen Keystone Logo

P.O. Box 2121
Boston, Massachusetts 02106-2121

KTF-R-2/97
48M             [recycle symbol]

KEYSTONE

[GRAPHIC] U.S. flag

TAX FREE
FUND

[GRAPHIC] Evergreen Keystone Logo

ANNUAL REPORT
DECEMBER 31, 1996

PAGE 1
KEYSTONE TAX FREE FUND

Dear Shareholder:

We are pleased to report on the performance of Keystone Tax Free Fund for the six-month fiscal period that ended on June 30, 1997. Following this letter is a discussion with your Fund's manager, discussing portfolio strategy.

PERFORMANCE

For the six-month period your Fund returned 2.52%; for the twelve months period it returned 7.07%. These results include price changes and reinvestment of dividends. The Lehman Municipal Bond Index-- a widely recognized benchmark of municipal bond performance-- returned 3.20% for the same six-month period and 7.81% for the same twelve-month period.
  We believe your Fund performed satisfactorily in a difficult interest rate environment over the past six months. While interest rates ended the period relatively unchanged, they rose during much of the first half of 1997 and later declined. Investors continued to be concerned about stronger-than-expected economic growth, future inflation and higher interest rates. This created an atmosphere of uncertainty and gave the market a vigilant tone.
  Interest rates declined late in the period as employment growth showed signs of slowing. Throughout the year's first half, inflation remained well contained.
  We managed your Fund conservatively during this changing environment. We improved the overall quality of the portfolio, primarily by reducing positions in BBB-rated securities and increasing holdings in AAA-rated bonds. We increased your Fund's net assets invested in AAA-rated bonds from 46% on December 31, 1996 to 54% on June 30, 1997. Your Fund's average quality was AA+, also as of the end of the reporting period.
  In the last half of this period, we increased your Fund's sensitivity to interest rate changes, as it appeared interest rates would decline and bond prices would rise. We did this by selling bonds with 5-10 year maturities and reinvesting proceeds in bonds with 15-20 year maturities.
  We also focused on bonds with lower coupons, as well as some attractively priced zero-coupon bonds. We believe these changes enhanced your Fund's total return when interest rates fell.

OUTLOOK

Going forward, we are cautiously optimistic about the municipal bond market.
  Supply/demand technicals remain favorable. The stronger economic growth has benefited many municipalities by increasing tax revenues and strengthening their credit outlook. Higher revenues also have reduced the need for debt financing, which has restricted the supply of municipal bonds. Meanwhile, demand has remained steady. This reduced supply and steady demand has helped support municipal bond prices.

                                 -- CONTINUED--

PAGE 2
KEYSTONE TAX FREE FUND

  We also expect the economy to grow at a moderate pace and inflation to remain low, an environment which historically has been favorable for fixed-income investments. Improvements in productivity have increased efficiency throughout the world. We believe that, combined with the steadfast efforts of the Federal Reserve Board to thwart inflation, this will enable the economic expansion to continue without a resurgence of higher prices.
  Thank you for your support of Keystone Tax Free Fund.

Sincerely,

Albert H. Elfner, III
(Signature of Albert H. Elfner, III)
CHAIRMAN AND PRESIDENT
KEYSTONE INVESTMENT MANAGEMENT COMPANY

(Signature of George S. Bissell)
George S. Bissell
CHAIRMAN OF THE BOARD
KEYSTONE FUNDS

(Photo of                         (Photo of George S. Bissell)
Albert H. Elfner,III)
    ALBERT H. ELFNER, III             GEORGE S. BISSELL

August 1997

                               A Discussion With
                              Your Fund's Manager

                         (Photo of Betsy A. Hutchings)
   BETSY A. HUTCHINGS, A SENIOR VICE PRESIDENT AND GROUP LEADER OF THE MUNICIPAL BOND TEAM OF KEYSTONE INVESTMENT MANAGEMENT COMPANY, IS PORTFOLIO MANAGER OF THE FUND. A PROFESSIONAL WITH MORE THAN 15 YEARS OF EXPERIENCE IN INVESTMENT MANAGEMENT, MS. HUTCHINGS ALSO IS PORTFOLIO MANAGER OF KEYSTONE TAX FREE INCOME FUND. PRIOR TO JOINING KEYSTONE IN 1988, MS. HUTCHINGS SERVED IN PORTFOLIO MANAGER AND RESEARCH POSITIONS AT SCUDDER, STEVENS & CLARK, NY; AND JOHN NUVEEN & COMPANY, CHICAGO. MS. HUTCHINGS IS ACTIVE IN BOSTON MUNICIPAL ANALYSTS FORUM AND THE MUNICIPAL BOND BUYERS CONFERENCE. SHE IS A GRADUATE OF WHEATON COLLEGE.

Q WHY IS THE FUND ATTRACTIVE TO INVESTORS?

A Keystone Tax Free Fund is appropriate for tax-sensitive investors. The Fund is designed to provide a high level of current income that is exempt from federal income tax and capital preservation. A portion of income may be subject to the federal alternative minimum tax (AMT). The Fund offers professional management and diversification. We believe this is especially important, since many investors do not have the time or resources to monitor credit quality, the economy and interest rates. We diversify the Fund by selecting securities with various maturities from across the nation. We believe this can help reduce the potential for wide fluctuations in the Fund's share price.

Q HOW DO YOU SELECT THE FUND'S SECURITIES?

A Our management team employs an intensive research process, emphasizing credit quality and financial stability. The bonds we select must meet our high credit standards and possess attributes that we believe will enable them to perform well in our anticipated interest rate and economic environment. We also focus on diversification and maximizing the Fund's income.

Q WHAT WAS THE INTEREST RATE ENVIRONMENT LIKE OVER THE PAST SIX MONTHS?

A Interest rates rose for much of the first half of 1997 and later declined, ending the period relatively unchanged. Faster-than-expected economic growth during the year's first quarter caused investors to become concerned about future inflation, a trend we witnessed throughout 1996. The Federal Reserve Board confirmed those concerns in March 1997 by raising the federal funds rate, the rate at which banks lend to each other overnight, by 1/4%. Interest rates reversed course as signs of slower employment growth began to appear in early May. Inflation remained low throughout the first half of the year.

Q HOW DID THAT SPECIFICALLY AFFECT MUNICIPAL BONDS?

A The economy's strength benefited municipal bond investors in several ways. State and local governments enjoyed higher tax revenues, which helped improve the fiscal conditions and credit standings of many municipalities. Higher revenues also enabled these governments to reduce their need for debt financing, which then restricted supply in the tax-exempt market. During 1996, new municipal supply issuance stood at $185 billion, compared to $292 billion in 1993. This steady demand and thinner supply gave support to municipal bond prices.

PAGE 4
KEYSTONE TAX FREE FUND

Q WHAT STRATEGIES DID YOU USE IN MANAGING THE FUND?

A We used two main strategies. First, we focused on relative value. We did this by increasing assets in AAA-rated bonds and bonds not subject to the alternative minimum tax (AMT); and reducing BBB-rated and AMT positions. The yields of BBB-rated bonds have moved closer to those of AAA-rated bonds, so that we were able to upgrade the portfolio without giving up much yield. As of June 30, 1997, approximately 54% of the portfolio's net assets were invested in AAA-rated securities, versus 46% on December 31, 1996. The Fund's average quality was AA+ also as of June 30, 1997. Similarly, AMT bonds have higher yields than non-AMT bonds. The yields of the AMT bonds have fallen to the point that they provided little additional yield compared to non-AMT bonds. We believed that the non-AMT and higher-rated securities provided better relative value.
  We also increased the Fund's sensitivity to interest rate changes. The first part of this strategy was to invest in bonds with lower coupons. These so-called "discount" coupons typically generate higher total returns in a declining interest rate environment. A second part of this strategy was to target new investments in the 15-20 year maturity range, selling positions that had 5-10 year maturities and buying zero-coupon bonds. As of June 30, 1997, the Fund's average maturity stood at 18.6 years. We believe these changes enhanced total return in the latter part of the reporting period.

Q WHAT IS YOUR OUTLOOK OVER THE NEXT SIX MONTHS?

A We are cautiously optimistic in our outlook for municipal bonds, expecting to see a continuation of many of the trends that have existed over the past six months. We anticipate steady economic growth, low inflation and a positive relationship between supply and demand.
  We believe that improvements in productivity-- specifically from investment in computers and information processing-- can enable the economy to grow at a steady pace without a resurgence in inflation. In our opinion, this type of environment should continue to benefit municipalities by producing higher tax revenues, which reduces their need to issue bonds while improving the credit quality on their outstanding bonds.
  Investors also have responded positively to news out of Washington. The federal deficit continues to decline; and many investors believe that members of Congress are making progress on settling their differences.
  Longer term, we also think demographics could have a favorable effect on municipal bonds. The first of the baby-boomers have reached fifty and may be looking for a greater portion of their portfolios to be income-producing, tax-advantaged investments.

                                       --

          THIS COLUMN IS INTENDED TO ANSWER QUESTIONS ABOUT YOUR FUND.
        IF YOU HAVE A QUESTION YOU WOULD LIKE ANSWERED, PLEASE WRITE TO:
                  EVERGREEN KEYSTONE INVESTMENT SERVICES, INC.
                        ATTN: SHAREHOLDER COMMUNICATIONS
                      201 SOUTH COLLEGE STREET, SUITE 400
                           CHARLOTTE, N.C. 28288-1195

                            Your Fund's Performance

(Chart appears below with the following plot points)

Tax Value $19,746

    Keystone Tax Free Fund
      (In thousands)

          Dividend       Initial
        Reinvestment   Investment

6/87      10,000         10,000
6/89      11,859         10,024
6/91      13,484          9,495
6/93      16,588         10,036
6/95      17,478          9,063
6/97      19,746          9,255

The cumulative and average annual total returns with sales charge calculations reflect the deduction of the 3% contingent deferred sales charge (CDSC) for those investors who sold Fund shares after one calendar year. Investors who retained their investment earned the returns in the without sales charge lines.

HISTORICAL RECORD


CUMULATIVE TOTAL RETURN

6 mos w/o sales charge                               2.52%
1 yr w/o sales charge                                7.07%
1 yr w/ sales charge                                 4.07%
5 years                                             31.39%
10 years                                            97.46%

AVERAGE ANNUAL TOTAL RETURN
1 yr w/o sales charge                                7.07%
1 yr w/ sales charge                                 4.07%
5 years                                              5.61%
10 years                                             7.04%

  The investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than the original cost.
  You may exchange your shares for another Keystone Classic fund by phone or in writing. The Fund reserves the right to change or terminate the exchange offer.

PAGE 6
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)

 PRINCIPAL
  AMOUNT                                          VALUE

LONG-TERM INVESTMENTS-- 97.9%
              ALABAMA-- 0.9%
$ 2,035,000   Alabama Agricultural and
                Mechanic University
                6.50%, 11/1/25, (MBIA)......  $    2,211,211
  2,065,000   Alabama Housing Finance
                Authority, Single Family,
                Collateralized Home
                Mortgage, Series D1
                6.00%, 10/1/16..............       2,110,554
  4,000,000   Jefferson County, Alabama,
                Sewer Revenue, Warrants,
                Series D
                5.70%, 2/1/18, (FGIC).......       4,011,600
  3,500,000   Mobile, Alabama, Industrial
                Development Board, Solid
                Waste Disposal, Mobile
                Energy Serv. Co. Project
                6.95%, 1/1/20...............       3,733,625
                                                  12,066,990
              ALASKA-- 1.2%
 15,000,000   Alaska Energy Authority,
                Utilities Revenue, Linked
                Bulls/Bears Floaters (c)
                6.60%, 7/1/15, (FGIC).......      16,437,150
    265,000   Alaska State Housing Finance
                Corporation, Collateralized
                Home Mortgage, Series A
                8.00%, 12/1/13..............         273,976
                                                  16,711,126
              ARIZONA-- 2.3%
 11,000,000   Central Arizona, Water
                Conservation District,
                Contract Revenue, Central
                Arizona Project, Series A
                5.50%, 11/1/09..............      11,353,760
    850,000   Chandler, Arizona, Water and
                Sewer Revenue
                6.75%, 7/1/06, (FGIC).......         916,309
              Maricopa County, Arizona,
                Elementary School District:
  2,000,000   #008, Osborn Refunding
              7.50%, 7/1/07, (MBIA).........       2,420,440
  3,750,000   #068, Series A
              6.75%, 7/1/14, (AMBAC)........       4,177,012

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED

              ARIZONA-- CONTINUED
$ 6,000,000   Maricopa County, Arizona,
                Unified School District
                8.13%, 1/1/10, (MBIA).......  $    7,232,220
  3,785,000   Northern Arizona University,
                College and University
                Revenue
                5.00%, 6/1/15, (FGIC).......       3,590,981
    370,000   Pima County, Arizona,
                Industrial Development
                Authority, Health Care
                Corporation Revenue
                8.00%, 7/1/13, (MBIA).......         390,613
  2,030,000   Pima County, Arizona, Unified
                School District, Tucson
                Refunding
                7.50%, 7/1/03, (FGIC).......       2,339,717
                                                  32,421,052
              ARKANSAS-- 0.1%
  1,725,000   Arkansas State Development
                Finance Authority, Single
                Family Mortgage Revenue
                Refunding
                8.00%, 8/15/11..............       1,851,753
              CALIFORNIA-- 7.6%
              California Health Facilities
                Financing Authority Revenue:
  9,800,000   Children's Hospital
              5.38%, 7/1/20, (MBIA).........       9,443,182
  2,500,000   Pomona Valley Hospital,
                Series A
              5.63%, 7/1/19, (MBIA).........       2,489,050
    200,000   St. Francis Medical Center,
                Series A
              5.50%, 10/1/09................         208,434
  1,995,000   California Housing Finance
                Agency, Revenue Bonds, Home
                Mortgage, Series H
                6.25%, 8/1/27...............       2,034,681
              California State Public Works
                Board, Lease Department
                Correctional State Prison:
  9,000,000   Series A
              5.25%, 1/1/21, (AMBAC)........       8,602,470
  3,700,000   Series E
              5.50%, 6/1/15.................       3,699,334

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)

 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              CALIFORNIA-- CONTINUED
              California State Public Works
                Board, Various California
                University Projects:
$ 4,000,000   Series A
              5.35%, 12/1/15................  $    3,925,840
    350,000   Series B
              5.50%, 6/1/19.................         346,027
              Central Coast Water Authority
                California Revenue, State
                Water Project, Regional
                Facilities, Series A:
  6,420,000   5.00%, 10/1/16, (AMBAC).......       6,004,241
  5,000,000   5.00%, 10/1/22, (AMBAC).......       4,603,100
  5,615,000   Eden Township, California,
                Hospital District Revenue
                7.40%, 11/1/19..............       5,948,531
  5,000,000   Los Angeles County,
                California, Public Works
                Financing Authority Lease
                Revenue, Series A
                5.25%, 9/1/13, (MBIA).......       4,913,150
  6,800,000   Los Angeles, California,
                Transportation Commission,
                Series A
                6.25%, 7/1/13, (MBIA).......       7,164,888
  6,015,000   Oakland, California, Revenue
                Refunding, Series A
                7.60%, 8/1/21, (FGIC).......       6,346,306
              Riverside County, California,
                Asset Leasing Corp.,
                Leasehold Revenue, Riverside
                County Hospital Project:
  1,750,000   (effective yield 5.80%) (b)
              0.00%, 6/1/15, (MBIA).........         631,785
  1,395,000   (effective yield 5.85%) (b)
              0.00%, 6/1/16, (MBIA).........         471,398
  5,000,000   San Diego, California, Public
                Facilities Financing
                Authority, Sewer Revenue,
                Series A
                5.25%, 5/15/22, (FGIC)......       4,760,000
 22,500,000   San Francisco, California,
                State Building Authority,
                Lease Revenue, San Francisco
                Civic Center Complex, Series
                A
                5.25%, 12/1/21, (AMBAC).....      21,429,450

 PRINCIPAL
  AMOUNT                                          VALUE

LONG-TERM INVESTMENTS-- CONTINUED
              CALIFORNIA-- CONTINUED
$ 7,050,000   San Jose, California,
                Redevelopment Agency Tax
                Allocation, Merged Area
                Redevelopment Project
                6.00%, 8/1/09, (MBIA).......  $    7,687,602
 10,000,000   Southern California Public
                Power Authority,
                Transmission Project Revenue
                (effective yield 5.93%) (b)
                0.00%, 7/1/15, (FGIC).......       3,741,200
              Victor Valley, California,
                Joint Unified High School
                District, Capital
                Appreciation:
  2,635,000   (effective yield 6.20%) (b)
              0.00%, 9/1/10, (MBIA).........       1,306,881
  3,780,000   (effective yield 6.25%) (b)
              0.00%, 9/1/11, (MBIA).........       1,753,202
                                                 107,510,752
              COLORADO-- 6.0%
  4,000,000   Araphoe County, Colorado,
                Single Family Mortgage
                Revenue, Capital
                Appreciation, Series A
                (effective yield 6.00%) (b)
                0.00%, 9/1/10...............       1,963,560
              City and County of Denver,
                Colorado, Airport System:
                Series A:
  6,625,000   7.50%, 11/15/23...............       7,507,251
    525,000   8.00%, 11/15/25...............         584,740
  7,750,000   8.50%, 11/15/23...............       8,729,445
 23,830,000   8.75%, 11/15/23...............      27,895,160
  3,500,000   Series B
              7.25%, 11/15/12...............       3,823,785
              Series D:
  7,100,000   7.75%, 11/15/13...............       8,729,734
 12,250,000   7.75%, 11/15/21...............      13,671,245
  1,880,000   Colorado Health Facilities
                Authority, Sisters Charity
                Health Care, Series A
                6.25%, 5/15/09, (MBIA)......       2,080,596
              El Paso County, Colorado,
                School District #11,
                Colorado Springs:
  2,310,000   6.50%, 12/1/12................       2,612,125
  2,000,000   7.10%, 12/1/13................       2,391,180
  1,000,000   7.10%, 12/1/16................       1,202,940

PAGE 8
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              COLORADO-- CONTINUED
$ 2,250,000   Larimer County, Colorado,
                School District
                7.00%, 12/15/16, (MBIA).....  $    2,748,397
                                                  83,940,158
              CONNECTICUT-- 0.2%
  1,375,000   Connecticut State Resources
                Recovery Authority,
                Bridgeport Project, Series B
                8.50%, 1/1/00...............       1,419,082
  1,600,000   Connecticut State Special Tax
                Obligation, Series B
                6.50%, 10/1/12..............       1,798,688
                                                   3,217,770
              DELAWARE-- 0.1%
  1,600,000   Delaware State Health
                Facilities Authority,
                Medical Center of Delaware
                7.00%, 10/1/15, (MBIA)......       1,700,544
    110,000   Delaware State Housing
                Authority Revenue,
                Residential Mortgage, Series
                A
                9.38%, 6/1/12...............         110,372
                                                   1,810,916
              FLORIDA-- 6.5%
  9,400,000   Broward County, Florida,
                Resource Recovery, South
                Project
                7.95%, 12/1/08..............      10,231,712
  7,440,000   Dade County, Florida, School
                District
                5.00%, 2/15/15, (MBIA)......       7,078,416
              Dade County, Florida, Water
                and Sewer Systems Revenue:
  5,000,000   5.25%, 10/1/21, (FGIC)........       4,794,700
 10,000,000   5.25%, 10/1/26, (FGIC)........       9,527,300
  2,500,000   Escambia County, Florida,
                Pollution Control Revenue,
                Champion International
                Corporation Project
                6.40%, 9/1/30...............       2,564,825

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              FLORIDA-- CONTINUED
$   580,000   Florida Housing Finance
                Agency, GNMA Collateralized
                Home Mortgage
                8.00%, 12/1/20..............  $      608,437
 12,000,000   Florida State, Bond Finance
                Department, Environmental
                Preservation, Series A
                5.00%, 7/1/10, (AMBAC)......      11,726,880
  3,580,000   Florida State, Jacksonville
                Transportation Authority
                9.20%, 1/1/15...............       4,947,918
              Gainesville, Florida,
                Utilities System Revenue:
  7,250,000   Series A
              5.20%, 10/1/22................       6,869,592
    435,000   Series B
              7.50%, 10/1/08................         527,503
    495,000   Hillsborough County, Florida,
                Housing Finance Agency,
                Single Family Mortgage
                Revenue
                7.30%, 4/1/22...............         513,142
  1,860,000   Indian River County, Florida,
                Water and Sewer Revenue
                5.25%, 9/1/20, (FGIC).......       1,801,782
  1,800,000   Jacksonville, Florida, Health
                Facilities Authority, New
                Children's Hospital
                7.00%, 6/1/21, (MBIA).......       1,959,372
    300,000   Lee County, Florida, Solid
                Waste System, Series B
                7.00%, 10/1/11..............         330,180
              North Broward, Florida,
                Hospital District Revenue,
                Refunding & Improvement:
  4,525,000   5.25%, 1/15/17................       4,337,756
  2,250,000   5.38%, 1/15/24................       2,165,580
              Orlando-Orange County,
                Florida, Expressway
                Authority:
  3,000,000   8.25%, 7/1/14.................       3,979,620
  2,960,000   8.25%, 7/1/15, (FGIC).........       3,940,263

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              FLORIDA-- CONTINUED
$ 2,985,000   Palm Beach County, Florida,
                Health Revenue, John F.
                Kennedy Hospital
              9.50%, 8/1/13.................  $    3,873,127
  3,250,000   St. Petersburg, Florida,
                Health Facilities Authority
                7.00%, 12/1/15, (MBIA)......       3,578,315
    500,000   Tampa, Florida, Allegheny
                Health Systems Revenue
                6.50%, 12/1/23..............         549,310
  3,145,000   Tampa, Florida, Guaranteed
                Entitlement, Series A
                8.38%, 10/1/08..............       3,305,772
  1,825,000   Tampa, Florida, Subordinate
                Guaranteed Entitlement,
                Series B (Pre-refunded)
                8.50%, 10/1/18..............       1,921,032
    500,000   Tarpon Springs, Florida,
                Health Facilities Authority,
                Hospital Revenue, Tarpon
                Springs Hospital
                8.75%, 5/1/12...............         522,925
                                                  91,655,459
              GEORGIA-- 3.5%
  3,000,000   Forsyth County, Georgia,
                School District
                6.75%, 7/1/16...............       3,450,240
  9,800,000   Georgia Municipal Electric
                Authority Power Revenue,
                Series B
                6.38%, 1/1/16...............      10,703,168
              Georgia State, General
                Obligation:
 10,000,000   Series B
              6.80%, 3/1/11.................      11,676,900
 10,700,000   Series C
              5.25%, 4/1/11.................      10,874,731
              Series D:
  1,500,000   6.70%, 8/1/10.................       1,737,540
  3,425,000   6.25%, 9/1/08.................       3,823,704

 PRINCIPAL
  AMOUNT                                          VALUE

LONG-TERM INVESTMENTS-- CONTINUED
              GEORGIA-- CONTINUED
$ 4,255,000   Metropolitan Atlanta Rapid
                Transit Authority, Georgia,
                Sales Tax Revenue, Series P
                6.25%, 7/1/11, (AMBAC)......  $    4,672,118
  2,370,000   Private Colleges and
                University Facilities
                Authority Revenue, Georgia,
                Mercer University Project
                6.40%, 11/1/11, (MBIA)......       2,641,412
                                                  49,579,813
              HAWAII-- 0.6%
  8,000,000   Hawaii State Department of
                Budget and Finance, Special
                Purpose Revenue, Hawaii
                Electric Company
                7.38%, 12/1/20, (MBIA)......       8,713,200
              IDAHO-- 0.1%
  1,055,000   Idaho Housing Finance
                Authority, Single Family
                Mortgage Bonds, Series D-1
                8.00%, 1/1/20...............       1,139,495
              ILLINOIS-- 3.0%
 15,860,000   Chicago, Illinois, Gas Supply
                Revenue, People's Gas Light
                and Coke Company, Series A
                8.10%, 5/1/20...............      17,402,385
  4,000,000   Illinois Development Finance
                Authority, Pollution Control
                Revenue Refunding,
                Commonwealth Edison Company
                Project, Series D,
                6.75%, 3/1/15...............       4,380,280
  9,000,000   Illinois State, Sales Tax,
                Series P
                6.50%, 6/15/22..............      10,135,800
  2,965,000   Kankakee, Illinois, Sewer
                Revenue
                6.88%, 5/1/11, (FGIC).......       3,251,893

PAGE 10
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              ILLINOIS-- CONTINUED
$ 3,000,000   Metropolitan Fair and
                Exposition Authority,
                Illinois, Series A
                5.00%, 6/1/15...............  $    2,724,660
  4,950,000   Quincy, Illinois, Blessing
                Hospital Revenue
                6.00%, 11/15/18.............       4,878,869
                                                  42,773,887
              KANSAS-- 0.2%
  2,000,000   Burlington, Kansas, Pollution
                Control, Kansas Gas and
                Electric Company
                7.00%, 6/1/31, (MBIA).......       2,190,560
              KENTUCKY-- 1.6%
  8,000,000   Carroll County, Kentucky,
                Kentucky Utility Company,
                Series A
                7.45%, 9/15/16..............       9,020,320
  6,000,000   Jefferson County, Kentucky,
                Hospital Revenue, Linked
                ACES/Inverse Floaters (c)
                6.44%, 10/23/14, (MBIA).....       6,301,200
  4,360,000   Kentucky Housing Corporation,
                Housing Revenue Bond,
                Series C
                7.90%, 1/1/21...............       4,590,775
  2,725,000   Trimble County, Kentucky,
                Pollution Control,
                Louisville Gas and Electric
                Company
                7.63%, 11/1/20..............       2,990,388
                                                  22,902,683
              LOUISIANA-- 1.7%
  1,750,000   Louisiana Public Facilities
                Authority, Hospital Revenue,
                Woman's Hospital Foundation
                Project
                7.25%, 10/1/22..............       1,986,040

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              LOUISIANA-- CONTINUED
              New Orleans, Louisiana,
                Capital Appreciation:
$ 6,960,000   (effective yield 6.05%) (b)
              0.00%, 9/1/14, (AMBAC)........  $    2,688,857
  2,800,000   (effective yield 7.10%) (b)
              0.00%, 9/1/15, (AMBAC)........       1,014,384
  3,755,000   (effective yield 7.15%) (b)
              0.00%, 9/1/17, (AMBAC)........       1,204,491
  5,000,000   Orleans Parish, Louisiana,
                Parishwide School District
                5.38%, 9/1/21, (AMBAC)......       4,845,300
  5,175,000   Orleans Parish, Louisiana,
                School Board
                9.05%, 2/1/10, (ETM)........       6,870,796
  3,000,000   Orleans Parish, Louisiana,
                School Board, Refunding
                Bonds, Series B
                5.20%, 2/1/14...............       2,914,920
  2,000,000   Ouachita Parish, Louisiana,
                Louisiana Hospital Service
                Revenue, Glenwood Regional
                Medical Center
                7.50%, 7/1/21...............       2,245,920
                                                  23,770,708
              MAINE-- 0.7%
              Maine State Housing Authority,
                Mortgage Purchase:
  2,580,000   Series A3
              7.80%, 11/15/15...............       2,637,663
  4,000,000   Series C2
              6.05%, 11/15/28...............       4,019,960
  2,500,000   Regional Waste System, Maine,
                Solid Waste Resources
                Recovery Revenue
                8.15%, 7/1/11...............       2,676,800
                                                   9,334,423
              MARYLAND-- 0.0%
    115,000   Maryland State Community
                Development Administration,
                Multi-Family Housing
                8.75%, 5/15/12..............         115,714

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              MASSACHUSETTS-- 9.2%
$   225,000   Lawrence, Massachusetts,
                General Obligation
                6.25%, 2/15/09, (AMBAC).....  $      243,893
              Massachusetts Bay
                Transportation Authority:
                Series A:
  7,550,000   6.25%, 3/1/12.................       8,321,610
  6,110,000   7.00%, 3/1/11.................       7,180,961
  2,125,000   Series B
              6.20%, 3/1/16.................       2,339,030
              Massachusetts Bay
                Transportation Authority,
                General Transportation
                Systems, Series A:
  8,000,000   5.00%, 3/1/23, (FGIC).........       7,360,400
  7,615,000   5.13%, 3/1/17, (FGIC).........       7,281,996
  5,000,000   7.00%, 3/1/07.................       5,785,400
  4,550,000   Massachusetts Bay
                Transportation Authority,
                General Transportation
                Systems, Refunding, Series A
                7.00%, 3/1/08...............       5,301,159
 13,750,000   Massachusetts Industrial
                Finance Agency, Harvard
                Community Health Plan,
                Incorporated, Series B
                8.13%, 10/1/17..............      14,603,600
  8,000,000   Massachusetts Industrial
                Finance Agency, Solid Waste
                Disposal Revenue, Senior
                Lien, Massachusetts
                Recycling Association,
                Series A
                9.00%, 8/1/16...............       3,200,000
 26,000,000   Massachusetts Municipal
                Wholesale Electric Company
                Power Supply Systems
                Revenue, Linked PARS and
                INFLOS (c)
                5.45%, 7/1/18...............      24,895,260

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              MASSACHUSETTS-- CONTINUED
              Massachusetts State Health and
                Educational Facilities
                Authority:
$ 1,700,000   Brigham & Women's Hospital
              6.75%, 7/1/24, (MBIA).........  $    1,833,127
  2,000,000   Capital Asset Program
              7.30%, 10/1/18, (MBIA)........       2,188,620
  5,000,000   Massachusetts General
                Hospital, Series F
              6.25%, 7/1/12, (AMBAC)........       5,546,800
    600,000   McLean Hospital Issue,
                Series C
              6.50%, 7/1/10.................         651,582
    400,000   Milton Hospital, Series B
              7.25%, 7/1/05.................         435,964
              New England Deaconess
                Hospital:
  1,000,000   6.88%, 4/1/22.................       1,069,960
  2,980,000   6.88%, 4/1/22, (AMBAC)........       3,252,551
              Massachusetts State Water
                Resources Authority:
  1,500,000   Series A
              7.13%, 4/1/00.................       1,598,040
  5,000,000   Series B
              5.00%, 12/1/16, (MBIA)........       4,697,500
              Massachusetts State, General
                Obligation:
                Consolidated Loan, Series C
  8,000,000   6.60%, 11/1/08, (FGIC)........       8,889,920
              Series B
  5,000,000   5.25%, 6/1/16, (FGIC).........       4,859,050
              Series C
  7,600,000   6.00%, 8/1/09, (FGIC).........       8,258,540
     85,000   Massachusetts State, Water
                Pollution Abatement Trust,
                Pooled Loan Program,
                Series 2
                6.13%, 2/1/08...............          93,479
                                                 129,888,442

PAGE 12
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              MICHIGAN-- 2.8%
$ 3,000,000   Detroit, Michigan, Sewage
                Disposal Revenue, Series A
                5.00%, 7/1/22, (MBIA).......  $    2,770,800
  2,450,000   Michigan State University
                Revenues, Series A
                5.13%, 2/15/16, (AMBAC).....       2,326,863
  9,500,000   Monroe County, Michigan,
                Economic Development
                Corporation, Detroit Edison
                Company
                6.95%, 9/1/22, (FGIC).......      11,381,570
 51,525,000   Okemos, Michigan, Public
                School District, Series I
                (effective yield 7.35%) (b)
                0.00%, 5/1/21...............      11,499,349
 35,490,000   West Ottawa, Michigan, Public
                School District, Capital
                Appreciation (effective
                yield 7.55%) (b)
                0.00%, 5/1/15...............      11,872,115
                                                  39,850,697
              MINNESOTA-- 1.0%
  1,220,000   Dakota County, Minnesota,
                Single Family Mortgage
                8.10%, 9/1/12...............       1,272,643
  1,330,000   Minnesota State Housing
                Finance Agency, Single
                Family Mortgage, Series D
                8.00%, 1/1/23...............       1,382,176
 11,925,000   University of Minnesota,
                University Revenue, Series A
                5.50%, 7/1/21...............      11,973,415
                                                  14,628,234
              MISSISSIPPI-- 0.1%
  1,000,000   Harrison County, Mississippi,
                Wastewater Treatment
                Management
                8.50%, 2/1/13...............       1,346,750

 PRINCIPAL
  AMOUNT                                          VALUE

LONG-TERM INVESTMENTS-- CONTINUED
              MISSOURI-- 0.6%
$ 4,725,000   Missouri State Health and
                Educational Facilities
                Authority, Barnes Jewish
                Hospital
                5.15%, 5/15/10, (MBIA)......  $    4,701,186
    945,000   Missouri State Housing
                Development Commission,
                Mortgage Revenue, Single
                Family, Series B
                6.45%, 9/1/27...............         977,546
  2,500,000   Sikeston, Missouri, Electric
                Revenue
                5.00%, 6/1/22, (MBIA).......       2,309,175
                                                   7,987,907
              NEVADA-- 0.7%
  3,000,000   Clark County, Nevada, School
                District, Series A
                6.75%, 3/1/07, (MBIA).......       3,226,560
  6,000,000   Clark County, Nevada, Series A
                7.50%, 6/1/09, (AMBAC)......       7,253,760
                                                  10,480,320
              NEW HAMPSHIRE-- 0.3%
              New Hampshire Higher Education
                & Health Facilities
                Authority, Frisbie Memorial
                Hospital, Revenue Bonds:
  3,155,000   6.13%, 10/1/13................       3,171,974
  1,000,000   Gloucester County Project,
                Series A
              8.13%, 7/1/10.................       1,014,080
                                                   4,186,054
              NEW JERSEY-- 0.8%
  8,750,000   New Jersey Economic
                Development Authority, Water
                Facilities Revenue, New
                Jersey American Water
                Company Incorporated Project
                6.50%, 4/1/22, (FGIC).......       9,275,875

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              NEW JERSEY-- CONTINUED
              New Jersey Health Care
                Facilities Financing
                Authority:
$ 1,000,000   Jersey Shore Medical Center
              6.13%, 7/1/12, (AMBAC)........  $    1,044,790
  1,200,000   St. Elizabeth's Hospital,
              Series B
              7.75%, 7/1/98.................       1,234,908
                                                  11,555,573
              NEW MEXICO-- 0.2%
  1,500,000   Albuquerque, New Mexico,
                Hospital System Revenue,
                Series A
                6.38%, 8/1/07, (MBIA).......       1,616,385
  1,000,000   Albuquerque, New Mexico, Joint
                Water and Sewer System
                Revenue, Series A (effective
                yield 6.90%) (b)
                0.00%, 7/1/08, (FGIC).......         565,010
  1,230,000   New Mexico Educational
                Assistance Foundation,
                Series B
                6.30%, 12/1/04..............       1,328,781
                                                   3,510,176
              NEW YORK-- 15.4%
  4,500,000   Metropolitan Transportation
                Authority, New York,
                Dedicated Tax Fund, Series A
                5.50%, 4/1/15, (MBIA).......       4,493,925
  3,050,000   Metropolitan Transportation
                Authority, New York,
                Transportation Facilities
                Revenue, Series M
                5.50%, 7/1/08, (FGIC).......       3,192,374
  7,980,000   New York City, New York,
                General Obligation,
                Prerefunded, Series A
                7.75%, 8/15/15..............       9,072,781
    400,000   New York City, New York,
                General Obligation,
                Refunding, Series A
                5.75%, 8/1/10, (FGIC).......         409,512

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              NEW YORK-- CONTINUED
              New York City, New York,
                General Obligation,
                Unrefunded Balance,
                Series A :
$   615,000   7.75%, 8/15/08................  $      683,443
    335,000   7.75%, 8/15/14................         372,282
    270,000   7.75%, 8/15/15................         299,517
              New York City, New York,
                Municipal Water Finance
                Authority, Water and Sewer
                Systems Revenue:
                Series A:
 10,000,000   5.50%, 6/15/24................       9,660,000
  4,565,000   7.00%, 6/15/15, (FGIC)........       4,960,146
              Series B:
  8,000,000   5.50%, 6/15/27, (MBIA)........       7,783,520
  5,000,000   5.75%, 6/15/26................       4,986,550
              New York State Dormitory
                Authority Revenue, City
                University Educational
                Facilities:
  1,000,000   5.38%, 7/1/14, (FGIC).........         991,590
  3,780,000   7.00%, 7/1/09, (FGIC).........       4,421,164
  4,535,000   New York State Dormitory
                Authority Revenue, Mental
                Health Facility
                5.13%, 2/15/21, (MBIA)......       4,254,374
              New York State Dormitory
                Authority Revenue, State
                University Educational
                Facilities:
  3,000,000   5.25%, 5/15/15, (AMBAC).......       2,941,500
  4,000,000   5.50%, 5/15/13, (FSA).........       4,062,600
  7,000,000   Series A
              5.25%, 5/15/15, (FSA).........       6,887,090
  9,500,000   Series B
              5.25%, 5/15/13, (FSA).........       9,446,990
              Series C:
  1,100,000   7.38%, 5/15/10................       1,289,167
 10,500,000   7.50%, 5/15/11................      12,436,830

PAGE 14
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              NEW YORK-- CONTINUED
$ 7,400,000   New York State Energy Research
                and Development Authority,
                Consolidated Edison Project
                7.75%, 1/1/24...............  $    7,628,512
  5,000,000   New York State Environmental
                Facilities Corporation,
                State Water Pollution
                Control (New York City Water
                Finance Authority), Series E
                6.88%, 6/15/10..............       5,446,350
  2,000,000   New York State Local
                Government Assistance
                Corporation, Series C
                5.50%, 4/1/17...............       2,011,720
              New York State Medical Care
                Facilities, Finance Agency
                Revenue:
  2,900,000   6.38%, 8/15/14, (FGIC)........       3,110,569
  2,255,000   6.38%, 11/15/19, (AMBAC)......       2,397,133
  1,250,000   Health Center Projects,
                Series A
              6.38%, 11/15/19...............       1,320,712
  3,500,000   New York Hospital, FHA Insured
                Mortgage, Series A
              6.80%, 8/15/24, (AMBAC).......       3,891,195
  2,000,000   New York Hospital, Series A
              6.75%, 8/15/14................       2,217,320
  4,000,000   New York State Mortgage
                Agency, Homeowner Mortgage,
                Series 27
                6.90%, 4/1/15...............       4,317,000
  1,565,000   New York State Mortgage
                Agency, Series A
                6.88%, 4/1/17...............       1,582,857
  1,125,000   New York State Power
                Authority, General Purpose
                Revenue
                7.00%, 1/1/18...............       1,305,698
              New York State Thruway
                Authority, Highway and
                Bridge Trust Fund, Series A:
  1,500,000   5.25%, 4/1/16, (AMBAC)........       1,459,590
  3,300,000   5.25%, 4/1/17, (AMBAC)........       3,208,557

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED

              NEW YORK-- CONTINUED
$10,000,000   New York State Thruway
                Authority, General Revenue,
                Series D
                5.25%, 1/1/21...............  $    9,621,600
              New York State Urban
                Development Corporation
                Revenue, Correctional
                Facilities:
 15,920,000   Refunding, Series A
              6.50%, 1/1/10.................      17,370,312
  4,000,000   Series 7
              5.70%, 1/1/16.................       3,972,360
              Series A:
    575,000   6.50%, 1/1/09.................         628,952
  9,000,000   7.50%, 4/1/11.................      10,102,230
 10,550,000   New York State, General
                Obligation
                5.25%, 3/1/17...............      10,111,331
    500,000   Niagara Falls, New York,
                Public Improvement
                7.50%, 3/1/14, (MBIA).......         618,780
  3,000,000   Port Authority, New York and
                New Jersey, Consolidated
                104th Series
                4.75%, 1/15/26, (AMBAC).....       2,642,730
              Triborough Bridge and Tunnel
                Authority Revenue, New York,
                General Purpose Bonds:
 14,120,000   Series B
              5.30%, 1/1/17.................      13,750,621
  6,000,000   Series Q
              5.00%, 1/1/17, (MBIA).........       5,629,560
 10,000,000   Series Y
              5.50%, 1/1/17.................      10,095,000
                                                 217,086,044
              OHIO-- 1.4%
  2,000,000   Adams County, Ohio Valley
                Local School District
                7.00%, 12/1/15..............       2,388,720
              Cleveland, Ohio, Public Power
                Systems, First Mortgage,
                Series A:
  7,000,000   7.00%, 11/15/16, (MBIA).......       8,044,960
  1,000,000   7.00%, 11/15/24, (MBIA).......       1,158,660

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)>
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              OHIO-- CONTINUED
$ 1,285,000   Columbus, Ohio, General
                Obligation
                12.38%, 2/15/06.............  $    1,936,623
  1,500,000   Montgomery County, Ohio,
                Hospital Revenue, Kettering
                Medical Center
                6.25%, 4/1/20, (MBIA).......       1,642,965
  1,000,000   Ohio State Higher Educational
                Facility Commission
                6.13%, 11/15/17, (MBIA).....       1,047,670
  3,000,000   Ohio State Water Development
                Authority Revenue, Safe
                Water Series
                6.00%, 12/1/07, (AMBAC).....       3,272,940
                                                  19,492,538
              OKLAHOMA-- 0.2%
  2,250,000   Oklahoma State Industrial
                Authority, Baptist Medical
                Center
                7.00%, 8/15/14..............       2,463,997
              PENNSYLVANIA-- 6.7%
  2,500,000   Allegheny County,
                Pennsylvania, Sewer Revenue
                Refunding (effective yield
                6.10%) (b)
                0.00%, 6/1/15, (FGIC).......         907,275
     80,000   Beaver County, Pennsylvania,
                Industrial Development
                Authority, Ohio Edison
                Project, Series A
                7.75%, 9/1/24...............          84,547
  4,390,000   Beaver County, Pennsylvania,
                Ohio Edison
                7.00%, 6/1/21, (FGIC).......       4,716,923
    500,000   Delaware County, Pennsylvania,
                Industrial Development
                Authority Pollution Control
                Revenue
                7.38%, 4/1/21...............         540,675
  2,000,000   Lebanon County, Pennsylvania,
                Good Samaritan Hospital
                Authority, Project Revenue
                6.00%, 11/15/18.............       1,998,680

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              PENNSYLVANIA-- CONTINUED
$   900,000   Montgomery County,
                Pennsylvania, Industrial
                Development and Pollution
                Control, Philadelphia
                Electric Company
                7.60%, 4/1/21...............  $      963,522
  2,500,000   North Penn, Pennsylvania,
                Water Authority
                6.88%, 11/1/19, (FGIC)......       2,849,675
  7,500,000   Northumberland County,
                Pennsylvania, Commonwealth
                Lease Revenue, Capital
                Appreciation (effective
                yield 7.10%) (b)
                0.00%, 10/15/10, (MBIA).....       3,700,425
  8,000,000   Pennsylvania Housing Finance
                Agency, Multi-Family
                Mortgage, Section 8
                8.20%, 7/1/24...............       8,579,680
  5,545,000   Pennsylvania Housing Finance
                Agency, Residential
                Development, Section 8,
                Series A
                7.60%, 7/1/13...............       5,940,691
              Pennsylvania Housing Finance
                Agency, Single Family
                Mortgage:
  3,000,000   Series P
              8.00%, 4/1/16.................       3,089,310
  4,000,000   Series T
              7.75%, 10/1/09................       4,179,200
  3,950,000   Series V
              7.80%, 4/1/16.................       4,084,695
  1,260,000   Pennsylvania Intergovernmental
                Cooperative Authority,
                Philadelphia Funding
                6.75%, 6/15/21, (FGIC)......       1,424,304
  4,000,000   Pennsylvania State Higher
                Educational Facilities
                Authority, Allegheny General
                Hospital, Series A
                7.13%, 9/1/07...............       4,345,560
  3,750,000   Pennsylvania State Higher
                Educational Facilities
                Authority, State System
                Higher Education, Series O
                5.13%, 6/15/24, (AMBAC).....       3,503,813

PAGE 16
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              PENNSYLVANIA-- CONTINUED
              Philadelphia, Pennsylvania,
                Hospital and Higher
                Education Facilities:
              Albert Einstein Medical Center
$ 3,000,000   7.00%, 10/1/21................  $    3,184,830
  2,350,000   7.63%, 4/1/11.................       2,488,979
    280,000   Community College, Series B
              6.50%, 5/1/07.................         311,693
  2,500,000   Temple University Hospital
              5.50%, 11/15/15...............       2,402,125
  3,350,000   Philadelphia, Pennsylvania,
                School District, Series B
                5.25%, 4/1/17...............       3,232,750
 15,500,000   Philadelphia, Pennsylvania,
                Water and Wastewater Revenue
                5.00%, 6/15/16, (FSA).......      14,368,345
  3,175,000   Pittsburgh, Pennsylvania,
                Urban Redevelopment
                Authority, Multi-Family
                Housing Mortgage, 1985
                Series A
                9.25%, 12/1/27..............       3,316,923
  6,350,000   Sayre, Pennsylvania, Health
                Care Facilities Authority,
                Guthrie Healthcare, Series A
                7.10%, 3/1/17...............       6,896,481
  3,000,000   South Fork Municipal
                Authority, Pennsylvania,
                Hospital Revenue, Good
                Samaritan Medical Center,
                Series B
                5.25%, 7/1/26...............       2,826,060
  2,500,000   Southeastern Pennsylvania
                Transportation Authority,
                Special Revenue
                5.38%, 3/1/22, (FGIC).......       2,428,450
  5,000,000   Westmoreland County,
                Pennsylvania, Municipal
                Authority, Capital
                Appreciation, Series C
                (effective yield 5.69%) (b)
                0.00%, 8/15/15..............       1,832,050
                                                  94,197,661

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              RHODE ISLAND-- 0.4%
$ 5,710,000   Rhode Island State Health and
                Educational Building
                Corporation, Hospital
                Financing Revenue, Roger
                Williams General Hospital
                9.50%, 7/1/16...............  $    5,848,296
              SOUTH CAROLINA-- 1.2%
  5,000,000   Piedmont Municipal Power
                Agency, South Carolina
                Electric Revenue
                5.38%, 1/1/25, (MBIA).......       4,877,950
  1,610,000   South Carolina State Housing
                Finance and Development
                Authority, Homeownership
                Mortgage Purchase, Series B
                7.90%, 7/1/32, (FHA)........       1,686,716
  9,000,000   South Carolina State Port
                Authority, Port Revenue
                6.75%, 7/1/21, (AMBAC)......       9,660,780
                                                  16,225,446
              TENNESSEE-- 2.4%
  5,465,000   Bristol, Tennessee, Health and
                Education Authority, Bristol
                Memorial Hospital
                6.75%, 9/1/10, (FGIC).......       6,235,237
              Knox County, Tennessee, Health
                and Educational Facilities,
                Fort Sanders Hospital
                Alliance:
  8,000,000   Series B
              7.25%, 1/1/10.................       9,466,880
  3,500,000   Series C
              5.25%, 1/1/15.................       3,417,295
  9,000,000   Metro Government, Nashville
                and Davidson Counties,
                Tennessee, Step Bond
                (effective yield 4.92%) (b)
                0.00%, 1/1/12, (FGIC).......      10,009,170
  5,055,000   Tennessee Housing Development
                Authority, Home Ownership
                Program, Issue H
                7.83%, 7/1/15...............       5,184,004
                                                  34,312,586

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              TEXAS-- 9.2%
$    25,000   Bexar, Texas, Metropolitan
                Water District Waterworks
                Systems, Unrefunded Balance
                6.63%, 5/1/14, (AMBAC)......  $       26,849
  8,500,000   Brazos River Authority, Texas
                Revenue Refunding, Houston
                Light and Power Company,
                Project C
                8.10%, 5/1/19...............       8,923,895
  2,400,000   Brownsville, Texas, Utility
                System Revenue
                6.25%, 9/1/14, (MBIA).......       2,645,928
  6,675,000   Cypress-Fairbanks, Texas,
                Independent School District,
                Capital Appreciation, Series
                A (effective yield 6.03%)
                (b)
                0.00%, 2/15/13..............       2,821,990
              Fort Bend County, Texas, Levee
                Improvement:
  1,165,000   6.90%, 9/1/20, (MBIA).........       1,280,591
              District # 11:
  1,245,000   6.90%, 9/1/18, (MBIA).........       1,364,632
  1,000,000   6.90%, 9/1/19, (MBIA).........       1,096,090
  7,000,000   Harris County, Texas, Flood
                Control District (effective
                yield 7.20%) (b)
                0.00%, 10/1/06..............       3,902,080
              Harris County, Texas, Health
                Facilities Development
                Corporation:
  5,000,000   6.60%, 6/1/14.................       5,592,650
  2,480,000   Hermann Hospital Project
              6.38%, 10/1/17, (MBIA)........       2,629,222
              Memorial Hospital Project:
  2,525,000   7.13%, 6/1/15.................       2,819,365
  3,215,000   Series A
              6.00%, 6/1/09.................       3,469,724
  4,000,000   Harris County, Texas, Senior
                Lien, Toll Road, Series A
                6.38%, 8/15/24, (MBIA)......       4,326,800
  3,000,000   Harris County, Texas, Toll
                Road
                7.00%, 8/15/10..............       3,529,980

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              TEXAS-- CONTINUED
$ 4,565,000   Houston, Texas, Airport System
                Revenue, Senior Lien
                8.20%, 7/1/17...............  $    4,819,134
 15,000,000   Houston, Texas, General
                Obligation
                7.00%, 3/1/08...............      17,544,300
              Houston, Texas, Water and
                Sewer System Revenue, Junior
                Lien:
  2,700,000   Refunding, Series C
              (effective yield 6.85%) (b)
              0.00%, 12/1/10................       1,311,093
  2,000,000   Series C
              5.25%, 12/1/22, (FGIC)........       1,921,440
  3,175,000   Port Arthur, Texas, General
                Obligation
                5.00%, 2/15/21, (MBIA)......       2,962,339
  1,085,000   Rio Grande Valley, Texas,
                Health Facilities
                Corporation, Hospital
                Revenue, Baptist Medical
                Project
                8.00%, 8/1/17...............       1,143,948
 11,250,000   San Antonio, Texas, Electric
                and Gas Revenue
                5.00%, 2/1/12...............      10,962,562
  5,000,000   Tarrant County, Texas, Health
                Facilities Development
                Revenue, Harris Methodist
                Health System, Series A
                5.13%, 9/1/18, (AMBAC)......       4,659,950
  6,415,000   Tarrant County, Texas, Housing
                Finance Corporation, Series
                A (effective yield 11.00%)
                (b)
                0.00%, 9/15/16, (MBIA)......       2,148,127
              Texas Housing Agency:
  3,940,000   Residential Development,
                Series D
              8.40%, 1/1/21.................       4,102,210
  2,310,000   Single Family Mortgage
              8.20%, 3/1/16.................       2,365,971
              Texas Municipal Power Agency:
    175,000   Refunding Bonds
              5.25%, 9/1/12, (MBIA).........         172,786
    130,000   Revenue Bonds
              6.10%, 9/1/09.................         141,254

PAGE 18
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              TEXAS-- CONTINUED
$10,800,000   Texas State Turnpike
                Authority, Dallas North
                Thruway Revenue, President
                George Bush Turnpike
                5.00%, 1/1/16...............  $   10,285,056
  5,000,000   Texas State, Linked
                RIBs/SAVRs (c)
                6.20%, 9/30/11..............       5,472,100
  9,000,000   Titus County, Texas, Water
                District #1, Southwest
                Electric Power
                8.20%, 8/1/11...............      10,228,860
  1,475,000   University of Texas,
                University Revenues,
                Unrefunded Balance, Series B
                6.75%, 8/15/13..............       1,599,564
  3,450,000   Waller, Texas, General
                Obligation, Independent
                School District
                5.25%, 2/15/21..............       3,310,137
                                                 129,580,627
              UTAH-- 1.7%
              Intermountain Power Agency,
                Utah, Power Supply:
  6,500,000   Series C (effective yield
                6.80%) (b)
              0.00%, 7/1/20.................       1,059,695
  3,020,000   Series D
              8.38%, 7/1/12.................       3,080,400
  9,145,000   Murray City, Utah, Hospital
                Revenue, Health Services
                Incorporated
                4.75%, 5/15/20, (MBIA)......       7,988,066
    270,000   Utah State Housing Finance
                Agency, Single Family
                Mortgage, Series C2
                7.95%, 7/1/10...............         285,485
 11,350,000   Utah State, General Obligation
                5.50%, 7/1/07...............      11,914,549
                                                  24,328,195
              VERMONT-- 0.1%
  1,485,000   Vermont Housing Finance
                Agency, Single Family,
                Series 1
                8.15%, 5/1/25...............       1,530,931

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              VIRGINIA-- 1.0%
$ 9,355,000   Fairfax County, Virginia,
                Industrial Development
                Authority
                5.00%, 8/15/23..............  $    8,649,633
              Winchester, Virginia,
                Industrial Development
                Hospital Revenue, Winchester
                Medical Center:
  2,300,000   6.15%, 1/1/15, (AMBAC)........       2,200,088
  3,200,000   6.30%, 1/1/15, (AMBAC)........       3,059,584
                                                  13,909,305
              WASHINGTON-- 2.3%
  2,595,000   Snohomish County, Washington,
                Series A
                5.13%, 12/1/16, (MBIA)......       2,473,424
              Tacoma, Washington, Electric
                Systems Revenue:
  3,000,000   5.25%, 1/1/15, (AMBAC)........       2,896,290
 12,000,000   Linked RIBs/SAVRs (c)
              6.51%, 1/2/15, (AMBAC)........      13,005,000
  1,700,000   Tacoma, Washington, Solid
                Waste Utilities Revenue,
                Series B
                5.50%, 12/1/17, (AMBAC).....       1,677,254
  4,000,000   Washington Public Power Supply
                System, Nuclear Project #3
                (effective yield 10.09%) (b)
                0.00%, 7/1/12...............       1,719,640
 10,000,000   Washington State General
                Obligation, Series A
                5.38%, 7/1/21...............       9,769,800
  1,300,000   Washington State Health Care
                Facilities Authority, Multi-
                Care Medical Center of
                Tacoma
                7.88%, 8/15/11, (FGIC)......       1,374,841
                                                  32,916,249
              WISCONSIN-- 0.1%
    785,000   Wisconsin Housing and Economic
                Development Authority, Home
                Ownership
                8.00%, 3/1/21...............         822,068

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
LONG-TERM INVESTMENTS-- CONTINUED

              PUERTO RICO-- 3.8%
              Puerto Rico Commonwealth
                Highway and Transportation
                Authority Revenue:
$   400,000   Series Y
              5.25%, 7/1/15, (FSA)..........  $      394,004
  5,000,000   Series Z
              6.00%, 7/1/18, (FSA)..........       5,440,550
              Puerto Rico Commonwealth,
                General Obligation, Linked
                BPO (c):
 12,800,000   7.00%, 7/1/10, (MBIA).........      15,066,240
  5,000,000   7.00%, 7/1/10, (AMBAC)........       5,885,250
  3,000,000   Puerto Rico Commonwealth,
                General Obligation,
                Refunding
                6.45%, 7/1/17...............       3,223,230
              Puerto Rico Electric Power
                Authority Revenue:
  2,000,000   Series AA
              6.25%, 7/1/10, (MBIA).........       2,218,100
  2,000,000   Series S
              7.00%, 7/1/07, (MBIA).........       2,331,440
              Puerto Rico Industrial,
                Tourist, Educational,
                Medical, Environmental
                Control Facilities:
  1,400,000   Finance Authority
              6.25%, 7/1/24, (MBIA).........       1,488,942
    250,000   Hospital Auxilio Mutuo
                Project, Series A
              5.50%, 7/1/17, (MBIA).........         250,338
  4,000,000   Puerto Rico Municipal Finance
                Agency, Series A
                6.00%, 7/1/11, (FSA)........       4,339,440
              Puerto Rico Public Buildings
                Authority Revenue,
                Government Facilities,
                Series B:
  5,250,000   5.00%, 7/1/16, (MBIA).........       4,983,877
  2,000,000   5.25%, 7/1/21.................       1,883,560

 PRINCIPAL
  AMOUNT                                          VALUE


LONG-TERM INVESTMENTS-- CONTINUED
              PUERTO RICO-- CONTINUED
$ 6,250,000   Puerto Rico Public Buildings
                Authority Revenue,
                Guaranteed Public Education
                and Health Facilities,
                Series M, Step coupon
                (effective yield 5.74%) (b)
                3.75%, 7/1/16...............  $    5,932,875
                                                  53,437,846
TOTAL LONG-TERM INVESTMENTS
  (COST $1,323,071,464).....................   1,381,292,401

SHORT-TERM INVESTMENTS-- 1.3%

              CALIFORNIA-- 0.2%
     30,000   California Health Facilities
                Financing Authority Revenue,
                St. Joseph's Health System,
                Series A
                3.70%, 7/1/13 (a)...........          30,000
  2,600,000   Irvine, California,
                Improvement Board Act of
                1915 Updates, Assessment
                District #89-10 3.75%,
                9/2/15 (a)..................       2,600,000
                                                   2,630,000

              FLORIDA-- 0.1%

    180,000   Dade County, Florida, Health
                Facilities Authority,
                Hospital Revenue, Miami
                Chidren's Hospital Project
                4.15%, 9/1/25, (AMBAC)
                (a).........................         180,000
  1,450,000   Dade County, Florida, Water
                and Sewer Systems Revenue
                4.15%, 10/5/22, (FGIC)
                (a).........................       1,450,003
                                                   1,630,003

              MASSACHUSETTS-- 0.1%

  1,800,000   Massachusetts State Health and
                Educational Facilities
                Authority, Capital Assets
                Program, Series D
                3.90%, 1/1/35, (MBIA) (a)...       1,800,000

PAGE 20
KEYSTONE TAX FREE FUND

SCHEDULE OF INVESTMENTS-- JUNE 30, 1997 (UNAUDITED)
 PRINCIPAL
  AMOUNT                                          VALUE
SHORT-TERM INVESTMENTS-- CONTINUED
              MISSISSIPPI-- 0.2%

$ 3,300,000   Jackson County, Mississippi,
                Pollution Control Revenue,
                Chevron U.S.A. Incorporated
                Project
                4.00%, 12/1/16 (a)..........  $    3,300,000

              MISSOURI-- 0.1%
    895,000   Missouri State Health and
                Educational Facilities
                Authority, Christian Health
                Services, Series B
                4.05%, 11/1/19 (a)..........         895,000

              NEW YORK-- 0.3%

              New York City, New York,
                Municipal Water Finance
                Authority, Water and Sewer
                Systems Revenue:
    325,000   Series C
              4.15%, 6/15/22, (FGIC) (a)....         325,000
  3,700,000   Series G
              4.05%, 6/15/24, (FGIC) (a)....       3,700,000
                                                   4,025,000

 PRINCIPAL
  AMOUNT                                          VALUE


SHORT-TERM INVESTMENTS-- CONTINUED
              PENNSYLVANIA-- 0.1%

$ 1,160,000   Sayre, Pennsylvania, Health
                Care Facilities Authority,
                Pennsylvania Capital
                Financing Project, Series K
                4.15%, 12/1/20,
                (AMBAC) (a).................  $    1,160,000

              WYOMING-- 0.2%
  3,500,000   Uinta County, Wyoming,
                Pollution Control Revenue,
                Chevron U. S. A.
                Incorporated Project
                4.00%, 4/1/10 (a)...........       3,500,000


TOTAL SHORT-TERM
  INVESTMENTS--
  (COST $18,940,003).....................              18,940,003
TOTAL INVESTMENTS--
  (COST $1,342,011,467)                    99.2%    1,400,232,404
OTHER ASSETS AND
  LIABILITIES-- NET                         0.8        11,335,402
NET ASSETS                                100.0%   $1,411,567,806


 (a) Security is a variable or floating rate instrument with periodic demand features. The Fund is entitled to full payment of principal and accrued interest upon surrendering the security to the issuing agent.
(b) Effective yield (calculated at date of purchase) is the annual yield at which the bond accretes until its maturity date.
 (c) At the discretion of the portfolio manager, these securities may be separated into securities with interest or principal payments that are linked to another rate or index and therefore would be considered derivative securities.

LEGEND OF PORTFOLIO ABBREVIATIONS:
ACES-- Auction Rate Securities
AMBAC-- American Municipal Bond Assurance Corp.
BPO-- Bond Payment Obligation
ETM-- Escrowed to Maturity
FGIC-- Federal Guaranty Insurance Co.
FHA-- Federal Housing Authority
FSA-- Federal Security Assurance
GNMA-- Government National Mortgage Association
INFLOs-- Inverse Floating Rate Securities
MBIA-- Municipal Bond Investors Assurance Corp.
PARs-- Periodic Auction Reset Securities
RIBs-- Residual Interest Bonds
SAVRs-- Select Auction Variable Rate Securities

FUTURES CONTRACTS-- SHORT POSITIONS


                                                                        INITIAL CONTRACT              UNREALIZED
EXPIRATION        NUMBER OF CONTRACTS                                        AMOUNT                  APPRECIATION

September 1997            195           U.S. Treasury Bond Index            $ 429,000                  $ 197,320

SEE NOTES TO FINANCIAL STATEMENTS.

FINANCIAL HIGHLIGHTS
(FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)


                                                  SIX MONTHS
                                                     ENDED
                                                 JUNE 30, 1997                         YEAR ENDED DECEMBER 31,
                                                  (UNAUDITED)        1996          1995          1994          1993        1992

NET ASSET VALUE BEGINNING OF PERIOD                     $7.71          $7.86         $7.10         $8.12         $8.04       $8.07
INCOME FROM INVESTMENT OPERATIONS:
Net investment income                                    0.20           0.41          0.41          0.37          0.39        0.46
Net realized and unrealized gain (loss)
  on investments and closed futures contracts           (0.01)         (0.17)         0.74         (0.96)         0.48        0.12
Total from investment operations                         0.19           0.24          1.15         (0.59)         0.87        0.58
LESS DISTRIBUTIONS FROM:
Net investment income                                   (0.20)         (0.39)        (0.39)        (0.37)        (0.39)      (0.46)
In excess of net investment income                          0              0             0         (0.06)        (0.06)      (0.04)
Net realized gain on investments                            0              0             0             0         (0.33)      (0.11)
In excess of net realized gain on investments               0              0             0             0         (0.01)          0
Total distributions                                     (0.20)         (0.39)        (0.39)        (0.43)        (0.79)      (0.61)
NET ASSET VALUE END OF PERIOD                           $7.70          $7.71         $7.86         $7.10         $8.12       $8.04
TOTAL RETURN (B)                                         2.52%          3.15%        16.61%        (7.34%)       11.15%       7.55%
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Expenses                                               0.92%(c)       0.87%         0.95%         1.55%         1.66%       1.38%
  Expenses excluding indirectly paid expenses            0.91%(c)       0.86%         0.94%           --            --          --
  Net investment income                                  5.19%(c)       5.34%         5.41%         4.92%         4.72%       5.71%
PORTFOLIO TURNOVER RATE                                    45%            69%           56%           84%           76%         78%
NET ASSETS END OF PERIOD (THOUSANDS)              $ 1,411,568     $1,557,886    $1,204,468    $1,197,727    $1,548,503  $1,453,199


                                                                                     YEAR ENDED DECEMBER 31,
                                                                     1991        1990(A)         1989         1988        1987

NET ASSET VALUE BEGINNING OF PERIOD                                    $7.90         $8.06         $8.18       $8.09       $8.85
INCOME FROM INVESTMENT OPERATIONS:
Net investment income                                                   0.46          0.52          0.57        0.55        0.56
Net realized and unrealized gain (loss)
  on investments and closed futures contracts                           0.36         (0.01)         0.15        0.30       (0.58)
Total from investment operations                                        0.82          0.51          0.72        0.85       (0.02)
LESS DISTRIBUTIONS FROM:
Net investment income                                                  (0.46)        (0.52)        (0.60)      (0.63)      (0.64)
In excess of net investment income                                     (0.07)        (0.03)            0           0           0
Net realized gain on investments                                       (0.12)        (0.12)        (0.24)      (0.13)      (0.10)
In excess of net realized gain on investments                              0             0             0           0           0
Total distributions                                                    (0.65)        (0.67)        (0.84)      (0.76)      (0.74)
NET ASSET VALUE END OF PERIOD                                          $8.07         $7.90         $8.06       $8.18       $8.09
TOTAL RETURN (B)                                                       10.80%         6.66%         9.11%      10.89%      (0.14%)
RATIOS/SUPPLEMENTAL DATA
RATIOS TO AVERAGE NET ASSETS:
  Expenses                                                              1.75%         1.18%         1.23%       1.79%       1.70%
  Expenses excluding indirectly paid expenses                             --            --            --          --          --
  Net investment income                                                 5.78%         6.54%         6.94%       6.74%       6.80%
PORTFOLIO TURNOVER RATE                                                   77%           64%           69%         61%         43%
NET ASSETS END OF PERIOD (THOUSANDS)                              $1,146,185    $1,060,826    $  901,912    $903,132    $894,768

 (a) Calculation based on average shares outstanding.
 (b) Excluding applicable sales charges.
 (c) Annualized.

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 22
KEYSTONE TAX FREE FUND

STATEMENT OF ASSETS AND LIABILITIES
JUNE 30, 1997 (UNAUDITED)

ASSETS
 Investments at market value
   (identified cost-- $1,342,011,467          $1,400,232,404
 Receivable for investments sold                  40,051,550
 Interest receivable                              24,203,183
 Receivable for Fund shares sold                     484,054
 Receivable for daily variation margin
   on open futures contracts                         118,101
 Other assets                                        166,675
   Total assets                                1,465,255,967
LIABILITIES
 Payable for investments purchased                46,455,680
 Dividends payable                                 3,197,905
 Payable for Fund shares redeemed                  1,598,482
 Due to custodian                                  1,558,378
 Distribution fee payable                            314,118
 Due to related parties                               80,713
 Accrued expenses and other liabilities              482,885
   Total liabilities                              53,688,161
NET ASSETS                                    $1,411,567,806
NET ASSETS REPRESENTED BY
 Paid-in capital                              $1,347,068,254
 Undistributed net investment income               2,255,240
 Accumulated net realized gain on
   investments and closed futures contracts        3,826,055
 Net unrealized appreciation on investments
   and futures contracts                          58,418,257
   Total net assets                           $1,411,567,806
NET ASSET VALUE PER SHARE
 Net asset value of
   $1,411,567,8064183,328,013 outstanding
   shares of beneficial interest              $         7.70

STATEMENT OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

INVESTMENT INCOME
 Interest                                           $44,403,380
EXPENSES
 Investment management fee          $ 3,071,270
 Distribution Plan expenses           2,489,761
 Transfer agent fees                    694,124
 Custodian fees                         254,748
 Administrative services fees            92,109
 Other administrative services
   fees                                  81,403
 Trustees' fees and expenses             36,813
   Total expenses                     6,720,228
   Less: Expenses paid indirectly       (94,355)
 Net expenses                                         6,625,873
 Net investment income                               37,777,507
NET REALIZED AND UNREALIZED LOSS
 ON INVESTMENTS
 Net realized gain on investments
   and closed futures contracts      17,730,140
 Net change in unrealized
   appreciation (depreciation) on
   investments and futures
   contracts                        (20,824,784)
 Net realized and unrealized loss
   on investments and futures
   contracts                                         (3,094,644)
 Net increase in net assets
   resulting from operations                        $34,682,863

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENTS OF CHANGES IN NET ASSETS


                                                                                       SIX MONTHS
                                                                                         ENDED
                                                                                     JUNE 30, 1997        YEAR ENDED
                                                                                      (UNAUDITED)      DECEMBER 31, 1996

OPERATIONS
  Net investment income                                                              $   37,777,507     $    84,167,379
  Net realized gain on investments and closed futures contracts                          17,730,140          15,476,735
  Net change in unrealized appreciation (depreciation) on investments and futures
     contracts                                                                          (20,824,784)        (48,955,108)
     Net increase in net assets resulting from operations                                34,682,863          50,689,006
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME                                (38,479,774)        (79,617,449)
CAPITAL SHARE TRANSACTIONS
Shares issued in connection with the acquisition of Keystone
  Tax Exempt Trust                                                                                0         658,278,376
Proceeds from shares sold                                                                16,555,496         107,614,922
Payment for shares redeemed                                                            (182,669,241)       (424,558,360)
Net asset value of shares issued in reinvestment of dividends
  and distributions                                                                      23,592,670          41,011,255
  Net increase (decrease) in net assets resulting from capital share transactions      (142,521,075)        382,346,193
     Total increase (decrease) in net assets                                           (146,317,986)        353,417,750
NET ASSETS
  Beginning of period                                                                 1,557,885,792       1,204,468,042
  End of period [including undistributed net investment income as follows:
     1997-- $2,255,240 and 1996-- $2,957,507]                                        $1,411,567,806     $ 1,557,885,792

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 24
KEYSTONE TAX FREE FUND

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES
Keystone Tax Free Fund (the "Fund") is a Massachusetts business trust for which Keystone Investment Management Company ("Keystone"), a subsidiary of First Union Corporation ("First Union"), is the investment adviser and manager. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a diversified, open-end management investment company.
  The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

A. VALUATION OF SECURITIES
An independent pricing service values the Fund's municipal bonds at fair value using a variety of factors which may include yield, liquidity, interest rate risk, credit quality, coupon, maturity and type of issue. Securities for which valuations are not available from an independent pricing service, including restricted securities, are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.
  Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value.

B. FUTURES CONTRACTS
In order to gain exposure to or protect against changes in security values, the Fund may buy and sell futures contracts.
  The initial margin deposited with a broker when entering into a futures transaction is subsequently adjusted by daily payments or receipts as the value of the contract changes. Such changes are recorded as unrealized gains or losses. Realized gains or losses are recognized on closing the contract.
  Risks of entering into futures contracts include (i) the possibility of an illiquid market for the contract, (ii) the possibility that a change in the value of the contract may not correlate with changes in the value of the underlying instrument or index, and (iii) the credit risk that the other party will not fulfill their obligations under the contract. Futures contracts also involve elements of market risk in excess of the amount reflected in the statement of assets and liabilities.

C. DERIVATIVE SECURITIES
The Fund may invest in derivative securities. A derivative security is any investment that derives its value from an underlying security, asset or market index. Greater market fluctuations may result if these securities are leveraged. The Fund invests in these types of securities as it is consistent with its investment objectives.

D. SECURITY TRANSACTIONS AND INVESTMENT INCOME
Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes accretion of discounts (and amortization of premiums).

E. FEDERAL INCOME TAXES
The Fund has qualified and intends to continue to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Fund will not incur any federal income tax liability since it is expected to distribute all of its net investment company taxable income, net tax-exempt income and net capital gains, if any, to its shareholders. The Fund also intends to avoid any excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income taxes is required. To the extent that realized capital gains can be offset by capital loss carryforwards, it is the Fund's policy not to distribute such gains.

F. DISTRIBUTIONS
Distributions from net investment income for the Fund is declared daily and paid monthly. Distributions from net realized capital gains, if any, are paid at least annually. Distributions to shareholders are recorded at the close of business on the ex-dividend date.
  Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. The significant differences between financial statement amounts available for distributions and distributions made in accordance with income tax regulations are primarily due to differing treatment of market discount on securities.

2. CAPITAL SHARE TRANSACTIONS
The Fund has an unlimited number of shares of beneficial interest with no par value authorized. Transactions in shares of the Fund were as follows:

                                  SIX MONTHS ENDED
                                    JUNE 30, 1997
                               SHARES          AMOUNT

Shares sold                    2,159,277    $  16,555,496
Shares issued in
  reinvestment of
  distributions                3,077,289       23,592,670
Shares redeemed              (23,846,155)    (182,669,241)
Net decrease                 (18,609,589)   $(142,521,075)


                                     YEAR ENDED
                                  DECEMBER 31, 1996
                               SHARES          AMOUNT

Shares sold                   14,063,760    $ 107,614,922
Shares issued in
  connection with the
  acquisition of Keystone
  Tax Exempt Trust            84,656,452      658,278,376
Shares issued in
  reinvestment of
  distributions                5,361,695       41,011,255
Shares redeemed              (55,439,349)    (424,558,360)
Net increase                  48,642,558    $ 382,346,193

3. SECURITIES TRANSACTIONS
Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) for the six months ended June 30, 1997 were $651,620,791 and $796,554,777, respectively.
  As of December 31, 1996, the Fund had capital loss carryovers for federal income tax purposes of approximately $13,723,000 which expires as follows:
$10,370,000 expiring in 2002 and $3,353,000 expiring in 2003.

4. DISTRIBUTION PLAN
Since December 11, 1996, Evergreen Keystone Distributor, Inc. ("EKD"), a wholly-owned subsidiary of The BISYS Group Inc. ("BISYS"), has served as principal underwriter to the Fund. Prior to December 11, 1996, Evergreen Keystone Investment Services, Inc. ("EKIS"), a wholly-owned subsidiary of Keystone, served as the Fund's principal underwriter.
  The Fund has adopted a Distribution Plan as allowed by Rule 12b-1 of the 1940 Act. The Distribution Plan permits the Fund to reimburse its principal underwriter for costs related to selling shares of the Fund and for various other services. These costs, which consist primarily of commissions and services fees to broker-dealers who sell shares of the Fund, are paid by shareholders through expenses called "Distribution Plan expenses". Under the Distribution Plan, the Fund pays a distribution fee which may not exceed 1.00% of the Fund's average daily net assets, of which 0.75% is used to pay distribution expenses and 0.25% may be used to pay shareholder service fees.
  During the six months ended June 30, 1997, the Fund received $194,644 in contingent deferred sales charges. Contingent deferred sales charges paid by redeeming shareholders may be paid to EKIS and/or EKD.
  The Distribution Plan may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares. However, after the termination of the Distribution Plan, and subject to the discretion of the Independent Trustees, payments to EKIS and/or EKD may continue as compensation for services which had been provided while the Distribution Plan was in effect.

PAGE 26
KEYSTONE TAX FREE FUND

  EKD intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. EKD intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Fund would be within permitted limits.

5. INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT AND OTHER AFFILIATED
TRANSACTIONS
Keystone serves as the investment advisor and manager to the Fund. In return for providing investment management and administrative services to the Fund, the Fund pays Keystone a management fee that is calculated daily and paid monthly. The management fee is computed at an annual rate of 2.00% of the Fund's gross investment income plus an amount determined by applying percentage rates starting at 0.50% and declining to 0.25% per annum as net assets increase, to the average daily net asset value of the Fund. Effective January 1, 1997, BISYS became sub-administrator to the Fund and is paid by Keystone for its services.
  Prior to December 11, 1996, Keystone Management Inc. ("KMI"), a wholly-owned subsidiary of Keystone, served as investment manager to the Fund and provided investment management and administrative services. Under an investment advisory agreement between KMI and Keystone, Keystone served as the investment adviser and provided investment advisory and management services to the Fund. In return for its services, Keystone received an annual fee equal to 85% of the management fee received by KMI.
  In providing or obtaining additional operating services, facilities and supplies to the Fund, KMI had incurred administrative expenses of $935,920 which consisted of $694,124 for transfer agent fees, $160,393 for net custodian fees, $20,500 for audit and legal, $15,695 for printing, $35,039 for registration and $10,169 for insurance and other miscellaneous expenses. KMI has been reimbursed for these expenses by the Fund.
  During the six months ended June 30, 1997, the Fund paid or accrued to EKIS $92,109 for certain accounting services.
  Evergreen Keystone Service Company ("EKSC"), a wholly-owned subsidiary of Keystone, serves as the transfer and dividend disbursing agent for the Fund.
  Officers of the Funds and affiliated Trustees receive no compensation directly from the Funds. As sub-administrator, BISYS provides the officers of the Fund.

6. EXPENSE OFFSET ARRANGEMENT
The Fund has entered into an expense offset arrangement with its custodian. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

7. FUND REORGANIZATION
On February 29, 1996, the Fund acquired the net assets of Keystone Tax Exempt Trust in exchange for shares of the Fund pursuant to a plan of reorganization approved by the shareholders of Keystone Tax Exempt Trust on February 29, 1996. The acquisition was accomplished by a tax-free exchange of shares of the Fund for the net assets of Keystone Tax Exempt Trust. The net assets of Keystone Tax Exempt Trust on that date, including $40,609,975 of unrealized appreciation on investments, were combined with the Fund. The aggregate net assets of the Fund and Keystone Tax Exempt Trust immediately before the acquisition were $1,142,691,716 and $658,278,376, respectively. The net assets of the Fund immediately after the acquisition were $1,800,970,092.

                      (This Page Left Blank Intentionally)

                                     KEYSTONE
                                FAMILY OF FUNDS
                                       --
                              Balanced Fund (K-1)
                          Diversified Bond Fund (B-2)
                          Growth and Income Fund (S-1)
                          High Income Bond Fund (B-4)
                            International Fund Inc.
                         Precious Metals Holdings, Inc.
                            Quality Bond Fund (B-1)
                        Small Company Growth Fund (S-4)
                          Strategic Growth Fund (K-2)
                                 Tax Free Fund

This report was prepared primarily for the information of the Fund's shareholders. It is authorized for distribution if preceded or accompanied by the Fund's current prospectus. The prospectus contains important information about the Fund including fees and expenses. Read it carefully before you invest or send money. For a free prospectus on other Evergreen Keystone funds, contact your financial adviser or call Evergreen Keystone.
   (Evergreen Keystone Funds Logo appears here)
   P.O. Box 2121
   Boston, Massachusetts 02106-2121

KTFF-R Rev01

                                    KEYSTONE

                                     TAX FREE
                                      FUND

                (Evergreen Keystone Funds(SM) Logo appears here)
                               SEMI-ANNUAL REPORT
                                 JUNE 30, 1997

                            EVERGREEN MUNICIPAL TRUST

                                     PART C

                                OTHER INFORMATION


Item 15.          Indemnification.

         The response to this item is incorporated by reference to "Liability and Indemnification of Trustees" under the caption "Comparative Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.          Exhibits:

Number          Description

1               Declaration of Trust (1)
2               By-Laws (1)
3               Not applicable
4               Agreements and Plans of Reorganization (included as
                Exhibits A-1 and A-2 to the Prospectus contained in
                Part A to this registration statement)
5               Declaration of Trust Articles II, III.(6)(c), IV.(3),
                IV.(8), V, VI, VII, VIII and By-Laws Articles II, III
                and VIII
6               Investment Advisory Agreement between Keystone
                Investment Management Company and the Registrant (1)
7(A)            Distribution Agreement between Evergreen Keystone
                Distributor, Inc. and the Registrant (1)
 (B)            Form of Dealer Agreement for Class A, Class B and Class C shares used by Evergreen Keystone Distributor, Inc. (1)
8               Deferred Compensation Plan (3)
9               Custody Agreement between State Street Bank and Trust
                Company and Registrant (1)
10(A)           Rule 12b-1 Distribution Plan (1)
  (B)           Multiple Class Plan (1)
11              Opinion and consent of counsel as to the legality of
                the shares being issued (2)
12              Tax opinion and consent of counsel (3)
13              Not applicable
14              Consent of KPMG Peat Marwick LLP (2)
15              Not applicable
16              Powers of Attorney (2)
17(A)           Forms of Proxy Card (2)
  (B)           Registrant's Rule 24f-2 Declaration (1)
----------------------

(1) Incorporated by reference to Registrant's registration statement (File Nos. 333-36033/811-08367) (the "Registration Statement") dated October 8, 1997.
(2)      Filed herewith.
(3)      To be filed by amendment.

Item 17.          Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel or copies of an Internal Revenue Service ruling supporting the tax consequences of the proposed Reorganizations within a reasonable time after receipt of such opinions or rulings.

                                                  SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 9th day of October, 1997.

                            EVERGREEN MUNICIPAL TRUST

                                            By:      /s/ John J. Pileggi
                                                     ----------------------
                                                     Name:  John J. Pileggi
                                                     Title: President

         As required by the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities on the 9th day of October, 1997.

Signatures                                      Title
----------                                      -----

/s/John J. Pileggi                              President and
------------------                              Treasurer
John J. Pileggi

/s/Laurence B. Ashkin*                          Trustee
---------------------
Laurence B. Ashkin


/s/Charles A. Austin III*                       Trustee
-------------------------
Charles A. Austin III

/s/K. Dun Gifford*                              Trustee
-----------------
K. Dun Gifford

/s/James S. Howell*                             Trustee
------------------
James S. Howell

/s/Leroy Keith, Jr.*                            Trustee
-------------------
Leroy Keith, Jr.

/s/Gerald M. McDonnell*                         Trustee
----------------------
Gerald M. McDonnell

/s/Thomas L. McVerry*                           Trustee
--------------------
Thomas L. McVerry

/s/William Walt Pettit*                         Trustee
---------------------
William Walt Pettit

/s/David M. Richardson*                         Trustee
----------------------
David M. Richardson

/s/Russell A. Salton III*                       Trustee
-------------------------
Russell A. Salton III

/s/Michael S. Scofield*                         Trustee
----------------------
Michael S. Scofield

/s/Richard J. Shima*                            Trustee
-------------------
Richard J. Shima

* By:             /s/Martin J. Wolin
                  ------------------
                  Martin J. Wolin
                  Attorney-in-Fact

         Martin J. Wolin, by signing his name hereto, does hereby sign this document on behalf of each of the above-named individuals pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 to this Registration Statement.

                                INDEX TO EXHIBITS

N-14
EXHIBIT NO.

11              Opinion and Consent of Sullivan & Worcester LLP
14              Consent of KPMG Peat Marwick LLP
16              Powers of Attorney
17(a)           Forms of Proxy
--------------------